EXPERIENCE
DIVERSIFICATION
TRANSFORMATION



2007 ANNUAL REPORT GRAM

FINANCIAL Highlights (NUMBERS IN THOUSANDS EXCEPT FOR PER SHARE DATA)

Gramercy Capital Corp. is an integrated commercial real estate finance and property investment company operating in two complementary areas: Gramercy Finance, which focuses on the direct origination and acquisition of whole loans, subordinate interests in whole loans, mezzanine loans, preferred equity, CMBS and other real estate securities; and Gramercy Realty, which targets commercial properties leased primarily to financial institutions and affiliated users throughout the United States. Gramercy is externally-managed by GKK Manager LLC, which is a majority-owned subsidiary of SL Green Realty Corp. (NYSE: SLG). Gramercy is headquartered in New York City, and has regional investment and portfolio management offices in Los Angeles, California, Jenkintown, Pennsylvania, and Charlotte, North Carolina.

OPERATING DATA	2007	2006	2005	2004
Investment income	$ 297,712	$ 176,421	$ 73,302	$ 6,841
Rental revenue	10,242	2,402	1,219	—
Other income	19,331	19,392	13,564	310
Interest expense	177,611	98,299	33,771	1,463
Other expenses	82,484	39,246	20,554	3,361
Income from continuing operations	$ 67,190	$ 60,670	$ 33,760	$ 2,327
Equity in net loss of unconsolidated joint ventures	3,513	(2,960)	(1,489)	—
Gain from sale of unconsolidated joint venture interest	92,235	—	—	—
Provision for income taxes	1,341	1,808	900	—
Dividends on preferred stock	6,567	—	—	—
Net income available to common stockholders	$ 155,030	$ 55,902	$ 31,371	$ 2,052
Net Income per common stock shares, basic	$ 5.54	$ 2.26	$ 1.57	$ 0.15
Net Income per common stock shares, diluted	$ 5.28	$ 2.15	$ 1.51	$ 0.15
FFO per share, basic	$ 3.18	$ 2.59	$ 1.82	$ 0.15
FFO per share, diluted	$ 3.03	$ 2.46	$ 1.76	$ 0.15
Weighted average number of shares of common stock outstanding, basic	27,968	24,722	20,027	13,348
Weighted average number of shares of common stock outstanding, diluted	29,379	26,009	20,781	13,411
BALANCE SHEET DATA				
Loans and lending instruments, net	$ 2,636,745	$ 2,144,151	$ 1,163,745	$ 395,717
Commercial mortgage backed securities	$ 791,983	$ —	$ —	$ 10,898
Total assets	$ 4,205,078	$ 2,776,113	$ 1,469,810	$ 514,047
Repurchase agreements	$ 200,197	$ 277,412	$ 117,366	$ 238,885
Credit facilities	$ —	$ 15,000	$ —	$ —
Collateralized debt obligations	$ 2,735,145	$ 1,714,250	$ 810,500	$ —
Mortgage payable	$ 153,624	$ 94,525	$ 41,000	$ —
Total liabilities	$ 3,456,343	$ 2,305,453	$ 1,097,406	$ 245,088
Stockholders' equity	$ 748,735	$ 460,660	$ 372,404	$ 268,959
SUPPLEMENTAL BALANCE SHEET DATA				
Common shares outstanding	34,851	25,878	22,803	18,813
STOCK PERFORMANCE DATA				
Initial public offering price per share	$ —	$ —	$ —	$ 15.00
Closing share price	$ 24.31	$ 30.89	$ 22.78	$ 20.60
Dividends declared for the quarter ended	$ 0.63	$ 0.56	$ 0.475	$ 0.15
Dividends declared for the year ended (annualized in 2004)	$ 4.45	$ 2.08	$ 1.495	$ 0.60

GRAMERCY CAPITAL CORP.

Dear Stockholder: May 5, 2008

You are invited to attend the annual meeting of stockholders of Gramercy Capital Corp. This year's meeting will be held on Wednesday, June 25, 2008 at 9:30 a.m., local time, at the Grand Hyatt New York, Park Avenue at Grand Central Terminal, 109 East 42nd Street, New York, New York.

The attached proxy statement, with the accompanying notice of the meeting, describes the matters expected to be acted upon at the meeting. We urge you to review these materials carefully and to take part in the affairs of our company by voting on the matters described in the accompanying proxy statement. We hope that you will be able to attend the meeting. Our directors and management team will be available to answer questions. Afterwards, there will be a vote on the matters set forth in the accompanying proxy statement.

Your vote is important. Whether you plan to attend the meeting or not, please complete the enclosed proxy card and return it as promptly as possible or authorize your proxy by calling the toll-free telephone number or via the Internet. The enclosed proxy card contains instructions regarding all three methods of authorizing your proxy. If you attend the meeting, you may continue to have your shares of common stock voted as instructed in the proxy or you may revoke your proxy at the meeting and vote your shares of common stock in person. We look forward to seeing you at the meeting.

Sincerely,

Stephen L. Green
Chairman of the Board

ELECTRONIC AND TELEPHONE PROXY AUTHORIZATION

Gramercy Capital Corp.'s stockholders of record on the close of business on April 4, 2008, the record date for the 2008 annual meeting of stockholders, may authorize their proxies to vote their shares by telephone or Internet by following the instructions on their proxy card. If you have any questions regarding how to authorize your proxy by telephone or by Internet, please call Morrow & Co., LLC, the firm assisting Gramercy with the solicitation of proxies, toll-free at (800) 607-0088.

GRAMERCY CAPITAL CORP
420 Lexington Avenue
New York, New York 10170-1881

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
to be held on June 25, 2008

The 2008 annual meeting of stockholders of Gramercy Capital Corp., a Maryland corporation, will be held on Wednesday, June 25, 2008 at 9:30 a.m., local time, at the Grand Hyatt New York, Park Avenue at Grand Central Terminal, 109 East 42nd Street, New York, New York. At the annual meeting, stockholders will be asked to consider and vote upon the following proposals:

1. To elect two Class I directors to serve until the 2011 annual meeting of stockholders and until their successors are duly elected and qualify;
2. To ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008;
3. To approve and ratify the adoption of our 2008 Employee Stock Purchase Plan; and
4. To act upon any other matters that may properly be brought before the annual meeting or at any adjournments or postponements thereof.

Any action may be taken on the foregoing matters at the annual meeting on the date specified above, or on any date or dates to which, by original or later adjournment, the annual meeting may be adjourned, or to which the annual meeting may be postponed.

Our Board of Directors has fixed the close of business on April 4, 2008, as the record date for determining the stockholders entitled to notice of, and to vote at, the annual meeting, and at any adjournments or postponements thereof. Only stockholders of record of our common stock at the close of business on that date will be entitled to notice of, and to vote at, the annual meeting and at any adjournments or postponements thereof.

You are requested to complete and sign the enclosed form of proxy, which is being solicited by our Board of Directors, and to mail it promptly in the enclosed postage-prepaid envelope or authorize your proxy by calling the toll-free number or via the Internet. The enclosed proxy card contains instructions regarding all three methods of authorizing your proxy. Any proxy may be revoked by delivery of a later dated proxy. In addition, stockholders of record who attend the annual meeting may vote in person, even if they have previously delivered a signed proxy.

By Order of our Board of Directors

Andrew S. Levine
Secretary

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on June 25, 2008.

This proxy statement and our 2007 Annual Report to Stockholders are available at *http://bnymellon.mobular.net/bnymellon/gkk*.

New York, New York
May 5, 2008

Whether or not you plan to attend the annual meeting, please complete, sign, date and promptly return the enclosed proxy card in the postage-prepaid envelope provided or authorize your proxy by telephone or Internet following the instructions on your proxy card. For specific instructions on voting, please refer to the instructions on the proxy card or the information forwarded by your broker, bank or other holder of record. If you attend the annual meeting, you may vote in person if you wish, even if you have previously signed and returned your proxy card. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote in person at the meeting, you must obtain a proxy issued in your name from such broker, bank or other nominee.

TABLE OF CONTENTS

GRAMERCY CAPITAL CORP.
420 Lexington Avenue
New York, New York 10170-1881

PROXY STATEMENT

FOR OUR 2008 ANNUAL MEETING OF STOCKHOLDERS
to be held on June 25, 2008

We are sending this proxy statement and the enclosed proxy card to our stockholders on or about May 16, 2008, in connection with the solicitation of proxies by the Board of Directors of Gramercy Capital Corp., a Maryland corporation, for use at the 2008 annual meeting of stockholders to be held on Wednesday, June 25, 2008 at 9:30 a.m., local time, at the Grand Hyatt New York, Park Avenue at Grand Central Terminal, 109 East 42nd Street, New York, New York or at any postponement or adjournment of the meeting.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

Who is entitled to vote at the meeting?

If our records show that you were a holder of our common stock at the close of business on April 4, 2008, which is referred to in this proxy statement as the record date, you are entitled to receive notice of the meeting and to vote the shares of common stock that you held on the record date even if you sell such shares after the record date. Each outstanding share of common stock entitles its holder to cast one vote for each matter to be voted upon. Stockholders do not have the right to cumulate votes in the election of directors.

What is the purpose of the meeting?

At the annual meeting, you will be asked:

- to vote upon the election of two Class I directors;
- to ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008;
- to approve and ratify the adoption of our 2008 Employee Stock Purchase Plan; and
- to consider and act upon any other matters that may properly be brought before the annual meeting or at any adjournments or postponements thereof.

What constitutes a quorum?

The presence, in person or by proxy, of holders of a majority of the total number of outstanding shares of common stock entitled to vote at this meeting is necessary to constitute a quorum for the transaction of business at the meeting. As of the record date, there were 50,489,520 shares of common stock outstanding and entitled to vote at the meeting.

What vote is needed to approve each proposal?

A plurality of all of the votes cast at the meeting at which a quorum is present is necessary for the election of the Class I directors. A majority of all of the votes cast at the meeting at which a quorum is present is required for the ratification of our independent registered public accounting firm, the approval and ratification of our 2008 Employee Stock Purchase Plan and the approval of any other matters properly presented at the meeting for stockholder approval. We will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence or absence of a quorum. Abstentions do not constitute a vote "for" or "against" any matter being voted on at the annual meeting and will not be counted as "votes cast." Therefore, abstentions will have no effect on any of the proposals, assuming a quorum is present. Broker "non-votes," or proxies from brokers or nominees indicating that such broker or nominee has not received instructions from the beneficial owner or other entity entitled to vote such shares on a particular matter with respect to which such broker or nominee does not have discretionary voting power, will be treated in the same manner as abstentions for purposes of the annual meeting.

Can I change my vote after I submit my proxy card?

If you cast a vote by proxy, you may revoke it at any time before it is voted by:

- filing a written notice revoking the proxy with our Secretary at our address;
- properly signing and forwarding to us a proxy with a later date; or
- appearing in person and voting by ballot at the meeting.

If you attend the meeting, you may vote in person whether or not you have previously given a proxy, but your presence (without further action) at the meeting will not constitute revocation of a previously given proxy. If you hold your shares through a bank, broker or other nominee holder, only they can revoke your proxy on your behalf.

How do I vote?

Voting in Person at the Meeting. If you are a registered stockholder and attend the annual meeting, you may vote in person at the meeting. If your shares of common stock are held in street name and you wish to vote in person at the meeting, you will need to obtain a "legal proxy" from the broker, bank or other nominee that holds your shares of common stock of record.

Voting by Proxy for Shares Registered Directly in the Name of the Stockholder. If you hold your shares of common stock in your own name as a holder of record with our transfer agent, The Bank of New York Mellon Corporation, you may instruct the proxy holders named in the enclosed proxy card how to vote your shares of common stock in one of the following ways:

- *By Mail.* If you would like to authorize a proxy to vote your shares by mail, then please mark, sign and date your proxy card and return it promptly to our transfer agent, The Bank of New York Mellon Corporation, in the postage-paid envelope provided.
- *By Telephone.* You may authorize a proxy to vote your shares by telephone by calling the toll-free number listed on your proxy card. Telephone proxy authorization is available 24 hours per day until 11:59 p.m., Eastern Time, on June 24, 2008. When you call, please have your proxy card in hand, and you will receive a series of voice instructions which will allow you to authorize a proxy to vote your shares of common stock. You will be given the opportunity to confirm that your instructions have been properly recorded. *IF YOU AUTHORIZE A PROXY BY TELEPHONE, YOU DO NOT NEED TO RETURN YOUR PROXY CARD.*
- *By Internet.* You also have the option to authorize a proxy to vote your shares via the Internet. The website for Internet voting is printed on your proxy card. Internet proxy authorization is available 24 hours per day until 11:59 p.m., Eastern Time, on June 24, 2008. As with telephone proxy authorization, you will be given the opportunity to confirm that your instructions have been properly recorded. *IF YOU AUTHORIZE A PROXY VIA THE INTERNET, YOU DO NOT NEED TO RETURN YOUR PROXY CARD.*

Voting by Proxy for Shares Registered in Street Name. If your shares of common stock are held in street name, you must return the enclosed Voting Instruction Form in order to have your shares of common stock voted on all items. Only your broker, bank or other nominee holder can vote your shares. If you do not return your voting instructions, the rules of the New York Stock Exchange, or the NYSE, permit your broker to vote some, but not all, of the items that will be presented at the meeting. In order for your shares to be voted on all items you must return your voting instructions.

Please see the enclosed proxy card for further instructions on how to submit your vote. If you have any questions regarding how to authorize its proxy by telephone or by Internet, please call Morrow & Co., LLC, toll-free at (800) 607-0088.

How is my vote counted?

If you properly execute a proxy in the accompanying form, and we receive it prior to voting at the meeting, or authorize your proxy to vote your shares electronically through the Internet or by telephone, the shares of common stock that the proxy represents will be voted in the manner specified on the proxy. If no specification is made, the common stock will be voted for the election of the nominees for the Class I directors named in this proxy statement, for ratification of our Audit Committee's selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2008, for approval and ratification of the adoption of our 2008 Employee Stock Purchase Plan and as recommended by our Board of Directors with regard to all other matters in its discretion. It is not anticipated that any matters other than those set forth in the proxy statement will be presented at the meeting. If other matters are presented, proxies will be voted in accordance with the discretion of the proxy holders. In addition, no stockholder proposals or nominations were received on a timely basis, so no such matters may be brought to a vote at the meeting.

What other information should I review before voting?

For your review, our 2007 annual report, including financial statements for the fiscal year ended December 31, 2007, is being mailed to you concurrently with the mailing of this proxy statement. You may also obtain, free of charge, a copy of our 2007 annual report on our website at *http://www.gramercycapitalcorp.com*. The information found on, or accessible through, our website is not incorporated into, and does not form a part of, this proxy statement or any other report or document we file with or furnish to the Securities Exchange Commission, or SEC. You may also obtain a copy of our Annual Report on Form 10-K, which contains additional information about our company, free of charge, by directing your request in writing to Gramercy Capital Corp., 420 Lexington Avenue, New York, New York 10170-1881, Attention: Investor Relations. The 2007 annual report and the Annual Report on Form 10-K, however, are not part of the proxy solicitation material.

Who is soliciting my proxy?

This solicitation of proxies is made by and on behalf of our Board of Directors. We will pay the cost of the solicitation of proxies. We have retained Morrow & Co., Inc. at an aggregate estimated cost of $4,000, plus out-of-pocket expenses, to assist in the solicitation of proxies. In addition to the solicitation of proxies by mail, our directors, officers and employees may solicit proxies personally or by telephone.

No person is authorized on our behalf to give any information or to make any representations with respect to the proposals other than the information and representations contained in this proxy statement, and, if given or made, such information and/or representations must not be relied upon as having been authorized and the delivery of this proxy statement shall, under no circumstances, create any implication that there has been no change in our affairs since the date hereof.

PROPOSAL 1: ELECTION OF DIRECTORS

Our Board of Directors currently consists of six members and is divided into three classes, with the directors in each class serving for a term of three years and until their successors are duly elected and qualify. The term of one class expires at each annual meeting of stockholders.

At the annual meeting, two directors will be elected to serve until the 2011 annual meeting and until their successors are duly elected and qualify. Our Nominating and Corporate Governance Committee has recommended Jeffrey E. Kelter and Charles S. Laven to our Board of Directors as nominees for election to serve as Class I directors. Mr. Kelter is currently serving as a Class I director and Mr. Laven is currently serving as a Class III director. On April 16, 2008, Hugh F. Hall resigned as our chief operating officer and one of our Class I directors resulting in three classes of our Board of Directors no longer being similar in size, as required by Section 304 of the NYSE Listed Company Manual. Our Board of Directors determined that Mr. Laven shall resign as a Class III director, effective upon his election as a Class I director at the 2008 annual meeting. He will continue to serve as a Class III director in the event he is not duly elected as a Class I director at the meeting. Prior to Mr. Hall's resignation, our Board of Directors consisted of seven members. Our Board of Directors will fill this vacancy in accordance with our company's Bylaws. Following the recommendation of our Nominating and Corporate Governance Committee, our Board has nominated Jeffrey E. Kelter and Charles S. Laven to serve as Class I directors. Each of the Class I nominees listed below has consented to being named in this proxy statement and to serve as a director if elected. Our Board of Directors anticipates that each nominee will serve, if elected, as a director. However, if the nominees are unable to accept election, proxies voted in favor of the nominee will be voted for the election of such other person as our Nominating and Corporate Governance Committee may recommend to our Board.

Our Board of Directors unanimously recommends a vote "FOR" each nominee.

Information Regarding the Nominee and the Continuing Directors

The following table and biographical descriptions set forth certain information with respect to each nominee for election as a Class I director at the 2008 annual meeting and the continuing directors whose terms expire at the annual meetings of stockholders in 2009 and 2010, respectively, based upon information furnished by each director.

Name	Age	Director Since
Class I Nominee Directors (terms expire in 2011)		
Jeffrey E. Kelter	53	2004
Charles S. Laven(1)	56	2004
Class II Continuing Directors (terms expire in 2009)		
Stephen L. Green	70	2004
Allan J. Baum	52	2004
Class III Continuing Directors (terms expire in 2010)		
Marc Holliday	41	2004
Paul J. Konigsberg	71	2004

(1) Mr. Laven will continue to serve as a Class III director if he is not duly elected as a Class I director at the 2008 annual meeting and his term as a Class III director will expire in 2010 as previously scheduled.

Class I Nominees for Election—Term to Expire in 2011

Jeffrey E. Kelter. Mr. Kelter has served as one of our directors since August 2004. From 1997 to 2004, Mr. Kelter was President and Chief Executive Officer and a trustee of Keystone Property Trust, an industrial REIT. Keystone merged during the third quarter of 2004 with and into a joint venture between ProLogis and affiliates of investment companies managed by Eaton Vance Management. Mr. Kelter had been President and a trustee of Keystone from its formation in December 1997 and was appointed Chief Executive Officer in December 1998. He has over 20 years of experience in all phases of commercial real estate including development and third-party management. Prior to forming Keystone, he served as President and Chief Executive Officer of Penn Square Properties, Inc. in Philadelphia, Pennsylvania, a real estate company which he founded in 1982. At Penn Square, he developed, owned, managed and leased more than 4.5 million square feet of office and warehouse projects throughout the Pennsylvania and New Jersey markets. Mr. Kelter received a B.A. from Trinity College. Mr. Kelter is 53 years old.

Charles S. Laven. Mr. Laven has been one of our directors since August 2004. Mr. Laven is president of Forsyth Street Advisors LLC, a New York based company specializing in real estate finance, municipal bonds and housing. From 1991 to 2003, Mr. Laven was a partner of Hamilton, Rabinovitz, & Alschuler, Inc., or HR&A, a financial, policy and management consulting firm focusing on complex housing finance, real estate, economic development and strategic planning problems. Prior to his twelve years with HR&A, Mr. Laven served as principal of Caine Gressel Midgley Slater Incorporated and, from 1981 to 1982, served as principal of Charles Laven and Associates. Mr. Laven also currently serves as chairman of the Urban Homesteading Assistance Board. Mr. Laven holds a B.S. degree in architectural design from the Massachusetts Institute of Technology. In 1981, Mr. Laven was a Loeb Fellow in Advanced Environmental Affairs at the Harvard University School of Design. Mr. Laven is an Adjunct Professor of Real Estate at Columbia University's Graduate School of Architecture Planning and Preservation and has been a member of the faculty of Columbia University since 1981. Mr. Laven is 56 years old:

Class II Continuing Directors—Terms Expire in 2009

Stephen L. Green. Mr. Green has served as one of our directors and the chairman of our Board of Directors since August 2004. Mr. Green has served as Chairman of SL Green Realty Corp. and member of the Executive Committee of its board of directors since 1997. Mr. Green was Chief Executive Officer of SL Green Realty Corp. from 1997 until January 2004, when Marc Holliday was promoted to that position. Mr. Green founded SL Green Realty Corp.'s predecessor, S.L. Green Properties, Inc., in 1980. Mr. Green is an at-large member of the Executive Committee of the Board of Governors of the Real Estate Board of New York and has previously served as Chairman of the Real Estate Board of New York's Tax Committee. He also currently serves as a member on the board of directors of Street Squash. Mr. Green received a B.A. degree from Hartwick College and a J.D. degree from Boston College Law School. Mr. Green is 70 years old.

Allan J. Baum. Mr. Baum has served as one of our directors since August 2004. Mr. Baum retired from CS in 2002, where he was a Managing Director and head of the structured finance unit for commercial mortgage-backed securities. Prior to his ten years with CS, Mr. Baum served as a vice president in the Real Estate Investment Bank of Citicorp, and held positions in the tax-exempt housing finance and taxable mortgage finance areas of Merrill Lynch. Mr. Baum also currently serves as a director of Community Development Trust, a for-profit, mission-oriented REIT. He previously served as vice president of the Commercial Mortgage Securities Association. Mr. Baum received a B.A. degree in Government/Urban Studies from Dartmouth College in 1978 and an MBA in Finance from Columbia University Graduate School of Business in 1983. Mr. Baum is 51 years old.

Class III Continuing Directors—Terms to Expire in 2010

Marc Holliday. Mr. Holliday has been our President and Chief Executive Officer and one of our directors since August 2004. Mr. Holliday is also Chief Executive Officer and a director of SL Green Realty Corp. (NYSE: SLG). He served as Chief Investment Officer of SL Green Realty Corp. from July 1998, when he joined SL Green Realty Corp., through 2003 and was named its President until April 2007, when Mr. Mathias was promoted to that position, and elected to its board of directors in 2001. Prior to joining SL Green Realty Corp., he was Managing Director and Head of Direct

Originations for New York-based Capital Trust (NYSE: CT), a mezzanine finance company. While at Capital Trust, Mr. Holliday was in charge of originating direct principal investments for the firm, consisting of mezzanine debt, preferred equity and first mortgages. From 1991 to 1997, Mr. Holliday served in various management positions, including senior vice president at Capital Trust's predecessor company, Victor Capital Group, a private real estate investment bank specializing in advisory services, investment management, and debt and equity placements. Mr. Holliday received a B.S. degree in Business and Finance from Lehigh University in 1988, as well as an M.S. degree in Real Estate Development from Columbia University in 1990. Mr. Holliday is 41 years old.

Paul J. Konigsberg. Mr. Konigsberg has been one of our directors since August 2004. Mr. Konigsberg is a senior partner and president of Konigsberg Wolf and Co. PC, a New York-based accounting firm, and has held these positions for 20 years. Mr. Konigsberg is also on the board of directors and chairman of the audit committee of National Medical Health Card, a NASDAQ-listed company. Previously, Mr. Konigsberg served on the boards of directors of two NYSE-listed companies, Savin Business Machines and Ipco Hospital Supplies. Mr. Konigsberg is the former treasurer and former board member of the UJA Federation of New York and a member of the board of overseers and chairman of the finance committee of the Albert Einstein College of Medicine. Mr. Konigsberg is a member of the New York State Society of CPAs and The American Institute of Certified Public Accountants. Mr. Konigsberg received a B.A. degree in Business Administration from New York University in 1958, a LLB from Brooklyn Law School in 1961 and an LLM in taxation from the New York University Law School in 1965. Mr. Konigsberg is 71 years old.

Biographical Information Regarding Executive Officers Who Are Not Directors

Robert R. Foley. Mr. Foley was appointed as our Chief Operating Officer on April 16, 2008. Prior to assuming this position, Mr. Foley had served as our Chief Financial Officer since August 2004. Mr. Foley has also been a Managing Director of GKK Manager LLC, or our Manager, since August 2004. From May 2004 until August 2004, he worked as an independent consultant advising SL Green Realty Corp. on the development of our business plan. Before working with SL Green Realty Corp., Mr. Foley was a Vice President in the Special Situations Group of Goldman, Sachs & Co., or Goldman, where from 2000 until 2004, he directed that firm's principal investment activities in commercial real estate B notes, mezzanine loans, preferred equity and distressed debt. From 1997 to 2000, Mr. Foley was responsible at Goldman for the structuring, capital commitment, pricing and distribution of mezzanine debt, non-securitized commercial mortgage loans and loans to real estate investment trusts and real estate operating companies. From 1988 until 1997, Mr. Foley held a range of senior capital markets, principal investing and client relationship management roles with Bankers Trust Company and BT Securities Corporation (now Deutsche Bank) in New York and Los Angeles. From 1981 to 1986, Mr. Foley was an accountant and consultant in the San Francisco office of Touche, Ross & Co. (now Deloitte & Touche), an international independent public accounting firm. Mr. Foley earned B.A. degrees in Economics and Political Science from Stanford University in 1981, and an MBA from The Wharton School of the University of Pennsylvania in 1988. Mr. Foley is a certified public accountant. Mr. Foley is 48 years old.

John B. Roche. Mr. Roche was appointed as our Chief Financial Officer on April 16, 2008. Before joining our company, Mr. Roche had served as our real estate consultant from February 2008 to April 2008. From April 2007 until February 2008, Mr. Roche served as a consultant to various companies in the real estate and finance sectors. Prior to serving as a consultant, Mr. Roche served as Executive Vice President and Chief Financial Officer of New Plan Excel Realty Trust, Inc., a publicly traded real estate investment trust that owned over 450 shopping centers encompassing more than 65 million square feet. Mr. Roche had served as Chief Financial Officer from May 2000 until March 2002 and as Executive Vice President and Chief Financial Officer from March 2002 until April 2007, when he departed upon the closing of the sale of New Plan Excel Realty Trust, Inc. to Centro Properties Group. While at New Plan Excel Realty Trust, Inc., he oversaw the issuance of $2 billion of debt and equity and facilitated acquisitions and dispositions of assets in excess of $5 billion and $700 million of redevelopment projects. From May 1998 until May 2000, Mr. Roche was Senior Vice President of the financial services division of The Related Companies, a fully integrated real estate firm. He also spent six years in public accounting with the firms of Peat Marwick & Mitchell and later, at Kenneth Leventhal & Co. He has been a Certified Public Accountant in New York since 1986. Mr. Roche earned a B.A. in Accounting from Queens College, City University of New York in 1984 and an M.B.A. from the Executive Program at Columbia Business School, Columbia University in 1996. Mr. Roche is 50 years old.

Andrew Mathias. Mr. Mathias has served as our Chief Investment Officer since August 2004. Mr. Mathias has also been a Managing Director of our Manager since August 2004. Mr. Mathias joined SL Green Realty Corp. (NYSE: SLG) in March 1999 as a Vice President and was promoted to Director of Investments in 2002, a position he held until his promotion to Chief Investment Officer in January 2004. Mr. Mathias was appointed as President of SL Green Realty Corp. in April 2007. Prior to joining SL Green Realty Corp., from July 1998, Mr. Mathias was with New York-based Capital Trust (NYSE: CT), a mezzanine finance company. From June 1995 to July 1998, Mr. Mathias worked at Capital Trust's predecessor company, Victor Capital Group, a private real estate investment bank specializing in advisory services, investment management, and debt and equity placements. While there, he worked on a wide variety of real estate principal investments and advisory transactions, both on behalf of third party clients and for the firm's own account. Mr. Mathias also worked on the high yield/ restructuring desk at Bear Stearns and Co. Mr. Mathias received a B.S. degree in Economics from the Wharton School at the University of Pennsylvania. Mr. Mathias is 34 years old.

Gregory F. Hughes. Mr. Hughes has served as our Chief Credit Officer since August 2004. Mr. Hughes is also SL Green Realty Corp.'s (NYSE: SLG) Chief Financial Officer, responsible for finance, capital markets, investor relations and administration. He was appointed as Chief Operating Officer of SL Green Realty Corp. in April 2007. Prior to joining SL Green Realty Corp. in February 2004, from 2002 to 2003, Mr. Hughes was Managing Director and Chief Financial Officer of the private equity real estate group at JP Morgan Partners. From 1999 to 2002, Mr. Hughes was a Partner and Chief Financial Officer of Fortress Investment Group. While at Fortress Investment Group, Mr. Hughes was actively involved in evaluating a broad range of real estate equity and structured finance investments and arranged various financings to facilitate acquisitions and fund recapitalizations. Mr. Hughes also served as Chief Financial Officer of Wellsford Residential Property Trust and Wellsford Real Properties, where he was responsible for the firm's financial forecasting and reporting, treasury and accounting functions, capital markets and investor relations. While at Wellsford, Mr. Hughes was involved in numerous public and private debt and equity offerings. From 1985 to 1992, Mr. Hughes worked at Kenneth Leventhal & Co., a public accounting firm specializing in real estate and financial services. Mr. Hughes received a B.S. degree in Accounting from the University of Maryland and is a certified public accountant. Mr. Hughes is 44 years old.

Our Board of Directors and its Committees

Our Board of Directors presently consists of six members. The Board has affirmatively determined that Messrs. Allan J. Baum, Jeffrey E. Kelter, Paul J. Konigsberg and Charles S. Laven, representing a majority of its members, are independent of our management, as such term is defined by the rules of the NYSE and the U.S. Securities and Exchange Commission, or the SEC. Our Board of Directors held eighteen meetings during fiscal year 2007. Each of the directors attended at least 75% of the total number of meetings of our Board of Directors held during 2007.

Pursuant to a stockholders agreement, we granted SSF III Gemini, LP, a Delaware limited partnership, or SSF, an affiliate of Morgan Stanley Real Estate Special Situations Fund III, L.P., a global diversified fund managed by Morgan Stanley Real Estate, the right to have an observer present (whether in person or by telephone) at all regularly scheduled quarterly meetings of our Board of Directors and at any meeting of our Board of Directors to consider certain material corporate actions, until the earlier of (i) May 7, 2009 and (ii) such time as SSF and its permitted transferees no longer own a number of shares of our common stock equal to at least 75% of the number of shares of our common stock acquired by SSF as of November 7, 2007 (as adjusted for stock splits, reverse stock splits and similar transactions).

Audit Committee. We have a standing Audit Committee, consisting of Messrs. Konigsberg (chairman), Baum and Laven, each of whom is "independent" within the meaning of the rules of the NYSE and the SEC and each of whom meet the financial literacy standard required by the rules of the NYSE. Our Board of Directors has determined that Mr. Konigsberg is an "audit committee financial expert" as defined in rules promulgated by the SEC under the Sarbanes-Oxley Act of 2002, as amended. Our Audit Committee is responsible for, among other things, engaging our independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of their audit engagement, approving professional services to be provided by the independent registered public accounting firm, reviewing the independence of the auditors, considering the range of audit and non-audit fees, reviewing the adequacy of our internal controls, accounting and reporting practices and assessing the quality and integrity of our consolidated financial statements. The function of our Audit Committee is oversight. Our management is responsible for the preparation, presentation and integrity of our financial statements and for the effectiveness of internal control over financial reporting. Management is responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. Our independent registered public accounting firm is responsible for planning and carrying out a proper audit of our annual financial statements, reviews of our quarterly financial statements prior to the filing of each Quarterly Report on Form 10-Q, annually auditing management's assessment of the effectiveness of internal control over financial reporting and other procedures. In 2005, our Board approved a written charter for our Audit Committee, which was ratified in 2008 and a copy of which is available on our website at *http://www.gramercycapitalcorp.com*. Additional information regarding the functions performed by our Audit Committee is set forth in the "Audit Committee Report" included in this annual proxy statement. Our Audit Committee held nine meetings during fiscal year 2007. Each of the committee members attended at least 75% of the total number of meetings of our Audit Committee held during fiscal year 2007.

Compensation Committee. We have a standing Compensation Committee, consisting of Messrs. Kelter (chairman), Baum and Laven, each of whom is "independent" within the meaning of the rules of the NYSE. Our Compensation Committee is responsible for, among other things: (1) evaluating the performance of our chief executive officer and other executive officers; (2) evaluating the performance of our Manager; (3) reviewing the compensation and fees payable to our Manager under our management agreement; (4) administering the issuance of any award under our 2004 Equity Incentive Plan; and (5) reviewing the Compensation Discussion and Analysis for inclusion in this annual proxy statement. Compensation decisions for our executive officers and directors are made by our Compensation Committee. Our Compensation Committee has retained SMG Advisory Group, an outside compensation consulting firm, or SMG, to provide it with relevant market data concerning the marketplace, our peer group and other compensation developments. See "Executive Compensation—Compensation Discussion and Analysis." Our Board approved a written charter for our Compensation Committee, which was ratified in 2008 and a copy of which is available on our website at *http://www.gramercycapitalcorp.com*. Our Compensation Committee held one meeting during fiscal year 2007. All of the committee members attended the meeting held by our Compensation Committee during fiscal year 2007.

Nominating and Corporate Governance Committee. We have a standing Nominating and Corporate Governance Committee, consisting of Messrs. Laven (chairman), Kelter and Konigsberg, each of whom is "independent" within the meaning of the rules of the NYSE. Our Nominating and Corporate

Governance Committee is responsible for, among other things, assisting the Board in identifying individuals qualified to become Board members, recommending to the Board the director nominees to be elected at each annual meeting of stockholders, recommending to the Board the directors to serve on each of the Board's committees, developing and recommending to the Board the corporate governance principles and guidelines applicable to our company and directing the Board in an annual review of its performance. Our Board approved a written charter for our Nominating and Corporate Governance Committee, which was ratified and a copy of which is available on our website at *http://www.gramercycapitalcorp.com*. Our Nominating and Corporate Governance Committee held one meeting during fiscal year 2007, at which it nominated three Class III directors. All of the nominees were re-elected at our 2007 annual meeting of stockholders. All of the committee members attended the meeting held by our Nominating and Corporate Governance Committee during fiscal year 2007.

Investment Committee. We have a standing Investment Committee consisting of Messrs. Holliday (chairman), Green and Kelter. Our Investment Committee must unanimously approve all transactions involving investments of (i) $50 million or more with respect to investments in commercial mortgage-backed securities, (ii) $35 million or more with respect to whole loans, (iii) $30 million or more with respect to subordinate interests in whole loans, and (iv) $20 million or more with respect to mezzanine loans, preferred equity and equity investments in commercial real estate properties net leased to tenants. Our Board must approve investments (i) over $75 million with respect to whole loans and investments in commercial mortgage-backed securities, (ii) over $65 million with respect to subordinate interests in whole loans, (iii) over $55 million with respect to mezzanine loans and (iv) over $50 million with respect to preferred equity and equity investments in commercial real estate properties net leased to tenants. Our Investment Committee held eleven meetings during fiscal year 2007, during which transactions pursuant to the then-applicable investment limits were discussed.

Director Compensation

Directors of our company who are not independent receive no additional compensation for their services as directors. The following table* sets forth information regarding the compensation paid to, and the compensation expense we recognized with respect to, our independent directors during the fiscal year ended December 31, 2007:

Name	Fees Earned or Paid in Cash(1) ($)	Stock Awards(2) ($)	Option Awards(3) ($)	All Other Compensation(4) ($)	Total ($)
Allan J. Baum	$90,500	$44,775	$15,346	$36,670	$187,291
Jeffrey E. Kelter	$98,500	$44,775	$15,346	$38,529	$197,150
Paul J. Konigsberg	$96,500	$44,775	$15,346	$28,818	$185,439
Charles S. Laven	$57,000	$44,775	$15,346	$18,765	$135,886

* The columns for "Non-Equity Incentive Plan Compensation" and "Change in Pension Value and Nonqualified Deferred Compensation Earnings" have been omitted because they are not applicable.

(1) Each of Messrs. Baum, Kelter, Konigsberg and Laven deferred $50,000, $73,500 $50,000 and $25,000, respectively, of his 2007 cash compensation pursuant to our Independent Directors' Deferral Program. Deferred compensation includes annual fees, chairman fees and board and committee fees and is credited in the form of phantom stock units. Messrs. Baum, Kelter, Konigsberg and Laven received 1,765.24 units, 3,231.23 units, 1,765.24 units and 950.51 units, respectively, in connection with 2007 cash compensation each elected to defer.

(2) Amounts shown do not reflect compensation actually received by the independent director. Instead, the amounts shown are the compensation costs recognized by our company in fiscal year 2007 for stock awards as determined pursuant to Statement of Financial Accounting Standards No. 123R, or SFAS 123R. The assumptions used to calculate the value of stock awards are set forth under Note 14 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on March 17, 2008. At December 31, 2007, the aggregate number of stock awards, including phantom stock units, outstanding was as follows: Mr. Baum—11,116.18; Mr. Kelter—11,769.47; Mr. Konigsberg—9,312.26; and Mr. Laven—7,515.41.

(3) Amounts shown do not reflect compensation actually received by the independent director. Instead, the amounts shown are the compensation costs recognized by our company in fiscal year 2007 for option awards as determined pursuant to SFAS 123R. The assumptions used to calculate the value of option awards are set forth under Note 14 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on March 17, 2008. The full grant date fair value of the awards to each non-employee director calculated in accordance with SFAS 123R is $9,075. At December 31, 2007, the aggregate number of option awards outstanding was as follows: Mr. Baum—12,500; Mr. Kelter—12,500; Mr. Konigsberg—12,500; and Mr. Laven—12,500.

(4) Represents the value of dividends paid in 2007 on the phantom stock units held by each independent director.

During the fiscal year ended December 31, 2007, each independent director received a fee in the amount of $50,000. Each independent director also received $1,500 for each meeting of our Board of Directors or a committee of our Board of Directors that he attended. The annual fees payable to our independent directors are determined by our Compensation Committee. These fees are payable quarterly, half in cash and half in restricted stock, with each director having the option to elect to take additional amounts of stock in lieu of cash, up to the full amount or to elect to defer all or part of the annual fee pursuant to our Directors' Deferral Program as described below. Any portion of the annual fee that a director elects to receive or defer in stock is made under our 2004 Equity Incentive Plan.

Each director who served as a chairman to our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee received an additional fee of $7,500, $5,000 and $4,000, respectively, which fees are payable in cash, unless such chairman elects to defer all or part of such fees pursuant to our Directors' Deferral Program. In addition, under our 2004 Equity Incentive Plan, each independent director is entitled to an annual grant of stock options to purchase 5,000 shares of common stock, which are priced at the close of business on the first business day in the year of grant, all of which vest on the date of grant. Each independent director was also entitled to an annual grant (reviewed annually) of 1,500 shares of restricted common stock pursuant to our 2004 Equity Incentive Plan, a third of which will vest on the first business day, one year from the date of grant, and each of the following two years, respectively, subject to the independent director being a member of our Board on the date such award is expected to vest. An independent director may elect to defer all or part of the annual stock grant pursuant to our Independent Directors' Deferral Program. In addition, we reimburse all directors for reasonable out-of-pocket expenses incurred in connection with their services on our Board of Directors. We reimbursed our directors $739 for such expenses during 2007.

On March 16, 2005, our Board of Directors adopted the Directors' Deferral Program for independent directors. Our independent directors may elect to defer up to 100% of their annual cash retainer fees, chairman fees, committee meeting fees and annual stock grant under the Directors' Deferral Program. Unless otherwise elected by a participant, fees deferred under the program shall be credited in the form of phantom shares. Distributions on vested phantom shares shall be made in cash or, if elected by the director, in shares of common stock. Phantom shares will be settled by the transfer to the director of one share of commons stock for each phantom share, *provided* that our Compensation Committee at the time of the grant may provide that phantom shares may be settled (i) in cash at the applicable phantom share value, (ii) in cash or by transfer of shares of common stock as elected by the director or (iii) in cash or by transfer of shares of common stock as elected by us. Phantom shares will be settled on the first day of the month following the date on which the phantom shares vest, or at the election of the director, upon the earlier of such director's termination of service, his death or change in control by us, as defined in the Directors' Deferral Program.

For the 2008 fiscal year, our Board of Directors has approved the following changes in compensation received by our independent directors: the annual fee paid to the Chairman of our Audit Committee, the Chairman of our Compensation Committee and the Chairman of our Nominating and Corporate Governance Committee has increased to $10,000, $7,500 and $5,000, respectively. There are no additional changes to the fees and stock awards that each independent director is entitled to receive for the 2008 fiscal year.

PROPOSAL 2: RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has selected the accounting firm of Ernst & Young LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2008, subject to ratification of this appointment by our common stockholders. Ernst & Young LLP has served as our independent registered public accounting firm since our formation in April 2004 and is considered by our management to be well-qualified. Ernst & Young LLP has advised us that neither it nor any member thereof has any financial interest, direct or indirect, in our company or any of our subsidiaries in any capacity.

A representative of Ernst & Young LLP will be present at the annual meeting, will be given the opportunity to make a statement if he or she so desires and will be available to respond to appropriate questions.

Fee Disclosure

Audit Fees

Fees for audit services totaled approximately $948,382 in 2007 and $875,800 in 2006, of which $172,500 and $172,750 was attributable to Sarbanes-Oxley 404 planning and testing in 2007 and 2006, respectively. Audit fees include fees associated with our annual audit and the reviews of our quarterly reports on Form 10-Q. In addition, audit fees include fees for public filings in connection with various investments and services relating to public filings in connection with our initial public offering, common stock offerings and certain other transactions. Audit fees also include fees for accounting research.

Audit-Related Fees

Fees for audit-related services totaled approximately $403,306 in 2007 and $10,300 in 2006. The audit-related services principally include fees for comfort letters and consents in connection with our acquisition activities and capital-raising activities.

Tax Fees

Ernst & Young LLP did not perform any services for us related to tax compliance, tax advice or tax planning in 2007 and 2006.

All Other Fees

We did not incur fees in 2007 and 2006 for other services not included above.

Our Audit Committee considers whether the provision by Ernst & Young LLP of the services that are required to be described under "All Other Fees" is compatible with maintaining Ernst & Young LLP's independence from both management and our company.

Pre-Approval Policies and Procedures of our Audit Committee

Our Audit Committee must pre-approve all audit services and permissible non-audit services provided by our independent registered public accounting firm, except for any *de minimis* non-audit services. Non-audit services are considered *de minimis* if: (1) the aggregate amount of all such non-audit services constitutes less than 5% of the total amount of revenues we paid to our independent registered public accounting firm during the fiscal year in which they are provided; (2) we did not recognize such services at the time of the engagement to be non-audit services; and (3) such services are promptly brought to our Audit Committee's attention and approved prior to the completion of the audit by our Audit Committee or any of its member(s) who has authority to give such approval. Our Audit Committee may delegate to one or more of its members who is an independent director the authority to grant pre-approvals. All services provided by Ernst & Young LLP in 2007 were pre-approved by our Audit Committee.

Our Board of Directors unanimously recommends a vote "FOR" the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm.

AUDIT COMMITTEE REPORT

The following is a report by our Audit Committee regarding the responsibilities and functions of our Audit Committee. This Report shall not be deemed to be incorporated by reference in any previous or future documents filed by us with the SEC under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this Report by reference in any such document.

Our Audit Committee oversees our financial reporting process on behalf of our Board of Directors, in accordance with our Audit Committee Charter, which was approved in 2004. Management has the primary responsibility for the preparation, presentation and integrity of our financial statements, accounting and financial reporting principles, internal controls and procedures designed to ensure compliance with accounting standards, applicable laws and regulations. In fulfilling its oversight responsibilities, our Audit Committee reviewed the audited financial statements in the Annual Report on Form 10-K for the year ended December 31, 2007 with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

Our Audit Committee reviewed with the independent registered public accounting firm, who are responsible for auditing our financial statements and for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States, their judgments as to the quality, not just the acceptability, of our accounting principles and such other matters as are required to be discussed with our Audit Committee under Statement on Auditing Standards No. 61, as currently in effect. Our Audit Committee received the written disclosure and the letter from our independent registered public accounting firm required by the Independence Standards Board Standard No. 1, as currently in effect, discussed with our independent registered public accounting firm the auditors' independence from both management and our company and considered the compatibility of our independent registered public accounting firm's provision of non-audit services to our company with their independence.

Our Audit Committee discussed with our independent registered public accounting firm the overall scope and plans for their audit. Our Audit Committee met with our independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of our internal controls and the overall quality of our financial reporting, including off-balance sheet investments.

In reliance on the reviews and discussions referred to above, our Audit Committee recommended to our Board of Directors (and our Board of Directors has approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2007 for filing with the SEC.

Our Board of Directors has determined that each member of our Audit Committee is financially literate and has accounting or related financial management expertise, as such qualifications are defined under the rules of the NYSE. It also has determined that our Audit Committee has at least one "audit committee financial expert," as defined in Item 401(h) of SEC Regulation S-K, such expert being Mr. Paul J. Konigsberg, and that he is "independent," as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended.

Our Audit Committee held nine meetings during fiscal year 2007 (including non-management director sessions after certain of these meetings). The members of our Audit Committee are not professionally engaged in the practice of auditing or accounting, except for Mr. Konigsberg. Committee members rely, without independent investigation or verification, on the information provided to them and on the representations made by management and our independent registered public accounting firm. Accordingly, our Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, our Audit Committee's considerations and discussions referred to above do not assure that the audit of our financial statements has been carried out in accordance with the standards of the Public Company Accounting Oversight Board (United States), that the financial statements are presented in accordance with accounting principles generally accepted in the United States or that Ernst & Young LLP is in fact "independent."

Submitted by our Audit Committee

Paul J. Konigsberg (chairman)
Allan J. Baum
Charles S. Laven

PROPOSAL 3: APPROVAL AND RATIFICATION OF OUR 2008 EMPLOYEE STOCK PURCHASE PLAN

At our annual meeting, the stockholders are being asked to vote on a proposal to approve and ratify our 2008 Employee Stock Purchase Plan (the "ESPP"). The ESPP was approved by our Board of Directors (the "Board") on November 15, 2007, subject to approval by the stockholders. The purpose of the ESPP is to attract employees to our company and our subsidiaries and to induce employees to remain with us and our subsidiaries, and to encourage them to increase their efforts to make our business more successful by providing equity-based incentives to eligible employees of our company and our subsidiaries. The ESPP is intended to comply with the provisions of Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"). Under the ESPP, 250,000 shares of our common stock currently remain available for issuance.

Summary of the Provisions of Our 2008 Employee Stock Purchase Plan

The following summary of the ESPP is qualified in its entirety by the specific language of the plan, a copy of which is attached hereto as Appendix A.

Eligibility. All employees or designated employees of our company or any of our subsidiary corporations who customarily work more than 20 hours per week and more than five months a year are eligible to participate in the ESPP after working for us or one of our subsidiaries for at least one year. Unless determined otherwise by the Committee (as defined below), employees who are not eligible to participate in the ESPP are (i) employees who already own 5% or more of our common stock; or (ii) employees who are subject to rules or laws of a foreign jurisdiction that prohibit or make impractical the participation of such employees in the ESPP. Generally, an election to participate in the ESPP must be made at least ten business days before the enrollment date for the offer period, unless a later time is established by the Committee.

Payroll deductions will begin with the first scheduled payroll date commensurate with or immediately following the enrollment date, and will end on the last scheduled payroll date during the offer period, unless sooner terminated by the eligible employee.

Administration of the ESPP. Either the Board, a committee of the Board, or such executive officer appointed by the Board (the "Committee") will administer the ESPP. The Committee has full and exclusive discretionary authority to construe, interpret and apply the terms of the ESPP, to determine eligibility and to adjudicate all disputed claims filed under the ESPP. Every finding, decision and determination made by the Committee shall, to the full extent permitted by law, be final and binding upon all persons.

Payroll Deductions. Unless determined otherwise by the Committee, to enroll in the ESPP, the participant must designate a fixed whole percentage of his or her base pay to be withheld, not to exceed 15%. All of the participant's payroll deductions shall be credited to his or her account under the ESPP (the "Payroll Account"). Unless determined otherwise by the Committee, no interest shall accrue on the payroll deductions credited to the participant's Payroll Account.

Change in Payroll Deductions. The participant will be able to cancel his or her election to participate in the ESPP by completing and filing with us a change of status notice on the form established by the Committee. Such suspension will be effective with the first scheduled payroll date commencing ten business days after our receipt of the change of status notice, unless we elect to process a given change in participation more quickly.

Purchase of Our Common Stock. Our common stock will be offered to the participants for purchase through a series of successive offer periods. Each offer period will be three months in duration and will begin on the first day of each calendar quarter, with the first offering period commencing on January 1, 2008. On the first day of each offer period, each participant is granted an option to purchase on the exercise date of such offer period, at a purchase price equal to the lesser of 85% of the market value of the stock on the first day of the offer period or the last day of the offer period (whichever is lesser), a number of shares of Common Stock based on the balance which has accrued in the participant's Payroll Account. To the extent permitted by the Committee, fractional shares of our common stock may be purchased as well.

The Code and the ESPP impose certain limits on the amount of our common stock that can be purchased with payroll deductions under the ESPP. In general, there is a $25,000 limit on the value of our common stock that can be purchased by any participating employee under the ESPP in any calendar year. Any amounts received from the participant which cannot be used to purchase our common stock as a result of this limitation will be returned as soon as practical to the participant without interest.

Following the purchase of shares with the participant's payroll deductions, a "book entry" (by computerized or manual entry) will be made in our records (the "Stock Account") to evidence such acquisition of shares. Generally, all shares purchased under the ESPP must be held for at least six months. Account statements regarding the participant's Stock Account will be made available to the participant, at least on a quarterly basis.

After the expiration of any required holding period during which the participant may not transfer any shares, and upon receipt of a request from the participant, a certificate representing the shares purchased will be delivered to him or her as promptly as practicable.

The Committee may require that any shares credited to the participant's Stock Account be delivered to him or her in the form of a physical certificate, or otherwise transferred to an outside account maintained by the participant, following the termination of his or her employment with us. Unless determined otherwise by the Committee, shares delivered to each participant under the ESPP will be registered in his or her name.

Rights of a Stockholder. As a participating employee, the participant will have all of the rights and privileges of a stockholder of our company with respect to the shares of our common stock purchased under the ESPP and credited to the participant's Payroll Account.

Withdrawal. Each participant may withdraw all (but not less than all) of the payroll deductions credited to his or her Payroll Account that has not yet been invested. If the participant withdraws from an offer period, payroll deductions will not resume at the beginning of the next offer period, unless he or she timely re-enrolls in the ESPP.

Termination of Employment. If a participating employee's employment terminates for any reason more than three months from the next scheduled exercise date, the balance in such participant's Payroll Account which has not yet been invested will be refunded to him or her (or in the event of the participant's death, will be paid to his or her estate).

If the participating employee's employment terminates for any reason within three months of the next scheduled exercise date, the balance in such participant's Payroll Account which has not yet been invested will be applied to the purchase of our common stock on the next exercise date, unless the participant (or in the event of the participant's death, his or her estate) withdraws from the ESPP by submitting a change of status notice form.

Amendment and Termination of the ESPP; Stockholder Approval. The Committee may at any time, or from time to time, amend the ESPP in any respect; provided, however, that the ESPP may not be amended in any way that would make any change in any option that was previously granted which may adversely affect the rights of any participant without the consent of the affected participant. To the extent necessary to comply with Section 423 of the Code (or any successor rule or provision or any other applicable law), we will obtain stockholder approval in such a manner and to such a degree as required.

The Committee may terminate the ESPP any time at its discretion; provided that no termination of the ESPP shall affect options that were previously granted.

Rights Not Transferable. Rights granted under the ESPP are not transferable other than by will or the laws of descent and distribution, and are exercisable only by the participants.

Withholding; Disqualifying Disposition. We will deduct from all Payroll Accounts all federal, state, local and other taxes required by law to be withheld with respect to amounts held in such accounts.

If the participants sell or otherwise dispose of shares purchased through the ESPP prior to the expiration of two years from the date on which such shares were purchased or dispose of such shares in any other disqualifying disposition within the meaning of Section 422 of the Code, such participants must notify us in writing as soon as practicable after such disposition of the date and terms of such disposition, and, if we (or any of our affiliates) have a tax-withholding obligation because of such disposition, the participants must pay to us (or affiliate) an amount equal to any withholding tax we (or affiliate) are required to pay.

Material U.S. Federal Income Tax Consequences

The ESPP is intended to qualify for favorable income tax treatment under Sections 421 and 423 of the Code. Payment for shares will be made on an after-tax basis. Thus, participants will have to pay income tax on the dollars tendered as purchase price under the ESPP.

No income will be recognized when shares of our common stock are purchased under the ESPP at a discount. The discount at the time of purchase will not be taken into account for income tax purposes until the stock is sold. The income tax consequences associated with a sale of our common stock purchased under the ESPP depend upon when the sale occurs and the length of the participant's holding period for his or her shares of our common stock. The ESPP has been designed with the intent that if the sale occurs more than two years after the offer date, then a participant generally will realize taxable gain or loss equal to the difference between the selling price and the amount paid for the stock. If the stock is sold at a gain, then the participant will recognize ordinary income equal to the lesser of (i) the excess of the fair market value of the stock at the time of disposition over the actual purchase price, or (ii) the excess of the fair market value of the shares on the offer date over the purchase price determined as of the offer date (that is, the purchase price that would have applied if the offer period were to have ended on the offer date). The balance of the gain, if any, will be treated as long-term capital gain. If the stock is sold at a loss, then no ordinary income is realized and the entire loss will be treated as a long-term capital loss.

However, if shares of our common stock purchased under the ESPP are sold within two years after the offer date, then, regardless of whether the participant has a profit or loss on the sale, it is expected that the discount received when the stock was purchased generally will be taxable as ordinary income. We are entitled to a deduction for the amounts taxable to a participant as ordinary income. The participant will also recognize taxable capital gain or loss (which will be short-term or long-term, depending upon the holding period) on the sale equal to the difference between the selling price and the fair market value of the stock at the time it was purchased.

If the approval of the ESPP by holders of a majority of our common stock who vote at a meeting where a quorum representing a majority of all of our outstanding common stock is (in person or by proxy) present and voting is not obtained within one year following the date the plan commences (or if the plan otherwise fails to satisfy Section 423 of the Code), the special tax treatment described above would not apply, and the discount received when our common stock was purchased generally will be taxable as ordinary income. The participant will also recognize taxable capital gain or loss (which will be short-term or long-term, depending upon the holding period) on the sale equal to the difference between the selling price and the fair market value of the stock at the time it was purchased.

Special rules may apply if the Committee establishes an offer period that is greater than one year in duration. In addition, special tax rules may apply to those participants who are subject to the rules set forth in Section 16 of the Securities Exchange Act of 1934, as amended.

Our Board of Directors unanimously recommends a vote "FOR" the approval and ratification of the 2008 Employee Stock Purchase Plan.

CORPORATE GOVERNANCE MATTERS

This section of our proxy statement contains information about a variety of our corporate governance policies and practices. In this section, you will find information about how we are complying with the NYSE's corporate governance rules that were approved by the SEC. We are committed to operating our business under strong and accountable corporate governance practices. You are encouraged to visit the corporate governance section of the "Investor Relations—Corporate Governance" page of our corporate website at *http://www.gramercycapitalcorp.com* to view or to obtain copies of our committee charters, code of business conduct and ethics, corporate governance principles and director independence standards. The information found on, or accessible through, our website is not incorporated into, and does not form a part of, this proxy statement or any other report or document we file with or furnish to the SEC. You may also obtain, free of charge, a copy of the respective charters of our committees, code of business conduct and ethics, corporate governance principles and director independence standards by directing your request in writing to Gramercy Capital Corp., 420 Lexington Avenue, New York, New York 10170-1881, Attention: Investor Relations. Additional information relating to the corporate governance of our company is also included in other sections of this proxy statement.

Corporate Governance Guidelines

Our Board of Directors has adopted Corporate Governance Guidelines that address significant issues of corporate governance and set forth procedures by which our Board carries out its responsibilities. Among the areas addressed by the Corporate Governance Guidelines are director qualification standards, director responsibilities, director access to management and independent advisors, director compensation, director orientation and continuing education, management succession, annual performance evaluation of the Board and management responsibilities. Our Nominating and Corporate Governance Committee is responsible for assessing and periodically reviewing the adequacy of the Corporate Governance Guidelines and will recommend, as appropriate, proposed changes to the Board.

Director Independence

Our Corporate Governance Guidelines provide that a majority of the directors serving on our Board must be independent as required by the listing standards of the NYSE and the applicable rules promulgated by the SEC. In addition, our Board of Directors has adopted director independence standards, which are certain additional categorical standards to assist in making determinations with respect to the independence of directors. Our Board of Directors has affirmatively determined, based upon its review of all relevant facts and circumstances and after considering all applicable relationships, if any, between or among the directors and our company or our management (any such relationships, if any, are described in the section of this proxy statement entitled "Certain Relationships and Related Transactions"), that each of the following directors and director nominees has no direct or indirect material relationship with us and is independent under the listing standards of the NYSE, the applicable rules promulgated by the SEC and our director independence standards: Messrs. Allan J. Baum, Jeffrey E. Kelter, Paul J. Konigsberg and Charles S. Laven. Our Board has determined that Messrs. Green and Holliday are not independent because they are also executive officers or officers of our company.

Code of Business Conduct and Ethics

Our Board of Directors has adopted a Code of Business Conduct and Ethics as required by the listing standards of the NYSE that applies to our directors, executive officers and employees of our Manager. The Code of Business Conduct and Ethics was designed to assist our directors, executive officers and employees of our Manager in complying with the law, in resolving moral and ethical issues that may arise and in complying with our policies and procedures. Among the areas addressed by the Code of Business Conduct and Ethics are compliance with applicable laws, conflicts of interest, use and protection of our company's assets, confidentiality, communications with the public, accounting matters, records retention, fair dealing, discrimination and harassment and health and safety.

Audit Committee Financial Expert

Our Board of Directors has determined that our Audit Committee has at least one "audit committee financial expert," as defined in Item 401(h) of SEC Regulation S-K, such expert being Mr. Konigsberg, and that he is "independent," as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended. Mr. Konigsberg has agreed to serve as our audit committee financial expert.

Communications with our Board of Directors

We have a process by which stockholders and/or other parties may communicate with our Board of Directors, our independent directors as a group or our individual directors. Any such communications may be sent to our Board by U.S. mail or overnight delivery and should be directed to Andrew S. Levine, Secretary, at Gramercy Capital Corp., 420 Lexington Avenue, New York, New York 10170-1881, who will forward such communications on to the intended recipient. Any such communications may be made anonymously.

Whistleblowing and Whistleblower Protection Policy

Our Audit Committee has established procedures for (1) the receipt, retention and treatment of complaints received by our company regarding accounting, internal accounting controls or auditing matters and (2) the confidential and anonymous submission by our employees of concerns regarding questionable accounting or auditing matters. If you wish to contact our Audit Committee to report complaints or concerns relating to the financial reporting of our company, you may do so in writing to the Chairman of our Audit Committee, c/o Secretary, Gramercy Capital Corp., 420 Lexington Avenue, New York, New York 10170-1881. Any such communications may be made anonymously.

Director Attendance at Annual Meetings

We encourage each member of our Board of Directors to attend each annual meeting of stockholders. Messrs. Green, Holliday and Hall attended our annual meeting of stockholders held on May 24, 2007 and none of our independent directors attended that meeting.

Identification of Director Candidates

Our Nominating and Corporate Governance Committee assists our Board of Directors in identifying and reviewing director candidates to determine whether they qualify for membership on our Board of Directors and for recommending to the Board the director nominees to be considered for election at our annual meetings of stockholders.

In making recommendations to our Board, our Nominating and Corporate Governance Committee considers such factors as it deems appropriate. These factors may include judgment, skill, diversity, education, experience with businesses and other organizations comparable to our company, the interplay of the candidate's experience with the experience of other Board members, the candidate's industry knowledge and experience, the ability of a nominee to devote sufficient time to the affairs of our company and the extent to which the candidate generally would be a desirable addition to our Board of Directors and any of its committees.

Our Nominating and Corporate Governance Committee may solicit and consider suggestions of our directors or management regarding possible nominees. Our Nominating and Corporate Governance Committee may also procure the services of outside sources or third parties to assist in the identification of director candidates.

Our Nominating and Corporate Governance Committee may consider director candidates recommended by our stockholders. Our Nominating and Corporate Governance Committee will apply the same standards in considering candidates submitted by stockholders as it does in evaluating candidates submitted by members of our Board. Any recommendations by stockholders should follow the procedures outlined under "Stockholder Proposals" in this proxy statement and should also provide the reasons supporting a candidate's recommendation, the candidate's qualifications and the candidate's written consent to being considered as a director nominee. In addition, any stockholder recommending a director candidate should submit information demonstrating the number of shares of common stock that he or she owns.

When Mr. Hall resigned as our chief operating officer and one of our Class I directors on April 16, 2008, the three classes of our Board of Directors were no longer similar in size, necessitating certain re-apportionment in order to comply with Section 304 of the NYSE Listed Company Manual. Our Board of Directors determined that Mr. Laven shall resign as a Class III director effective upon his election as a Class I director at the 2008 annual meeting. Mr. Laven will continue to serve as a Class III director in the event he is not duly elected as a Class I director at the meeting. This arrangement will result in Mr. Laven standing for election two years earlier than he otherwise would had he remained a Class III director.

Executive Sessions of Independent Directors

In accordance with the Corporate Governance Guidelines, the independent directors serving on our Board of Directors generally meet in executive session after each regularly scheduled meeting of our Board of Directors or our Audit Committee without the presence of any directors or other persons who are part of our management. The executive sessions regularly are chaired by the chair of the Board or the chair of the Board committee having jurisdiction over the particular subject matter to be discussed at the particular session or portion of a session.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

This section of our proxy statement discusses the principles underlying our executive compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions. It provides qualitative information regarding the manner and context in which compensation is awarded to, and earned by, our named executive officers and places in perspective the data presented in the tables and narrative that follow.

Throughout this proxy statement, the individuals who served as our Chief Executive Officer and Chief Financial Officer during our 2007 fiscal year, as well as the other individuals included in the "Summary Compensation Table" on page 26, are referred to as the "named executive officers" or our "executives," unless the context otherwise requires or indicates.

Objectives of Our Compensation Program

We had no employees as of December 31, 2007. However, since our acquisition of American Financial Realty Trust on April 1, 2008, we have assumed certain employees at some of the properties we acquired in the merger. We are managed by GKK Manager LLC, or our Manager, pursuant to a management agreement between our Manager and us. All of our named executive officers, except for Mr. Hugh Hall, are currently employees of our Manager or one of its affiliates. We have not paid, and do not intend to pay, any cash compensation to our named executive officers (other than potential tax gross-up payments) and we do not currently intend to adopt any policies with respect thereto. However, our Compensation Committee may, from time to time, grant equity awards in the form of restricted stock, stock options or performance awards to our named executive officers pursuant to our 2004 Equity Incentive Plan or our 2005 Long-Term Outperformance Program, which we refer to herein as our 2005 Outperformance Plan, as applicable. These awards are designed to align the interests of our named executive officers with those of our stockholders, by allowing our named executive officers to share in the creation of value for our stockholders through stock appreciation and dividends. These equity awards are generally subject to time based vesting requirements designed to promote the retention of management and to achieve strong performance for our company. These awards further provide flexibility to us in our ability to enable our Manager to attract, motivate and retain talented individuals at our Manager.

Setting Executive Compensation

Our Manager or its affiliates, including SL Green Realty Corp., determine the levels of base salary and cash incentive compensation that may be earned by our named executive officers, based on the time required for the performance of the duties of our Manager under the management agreement, the performance of other duties for our Manager or its affiliates, including SL Green Realty Corp., and such other factors as our Manager may determine are appropriate. Our Manager or its affiliates, including SL Green Realty Corp., also determine whether and to what extent our named executive officers will be provided with pension, deferred compensation and other employee benefits plans and programs. Cash compensation paid to our named executive officers is paid, in part, by our Manager or its affiliates, including SL Green Realty Corp., from the fees paid by us to our Manager under the management agreement. We do not control how such fees are allocated by our Manager to its employees and have been advised by our Manager that none of our named executive officers is entitled to any part of such fees, except as may be determined by our Manager in its discretion or by ownership interests in our Manager that certain of our named executive officers own. For a description of our management agreement, see "Certain Relationships and Related Transactions—Management Agreement."

Our Compensation Committee determines equity compensation for our named executive officers and is comprised of three independent directors, Jeffrey E. Kelter (Chairman), Allan J. Baum and Charles S. Laven. Our Compensation Committee exercises independent discretion in respect of equity compensation matters and administers our 2004 Equity Incentive Plan (including reviewing and approving equity grants to our executives pursuant to this plan). Our Compensation Committee operates under a written charter adopted by our Board of Directors, a copy of which is available on our website at *http://www.gramercycapitalcorp.com*.

Our Compensation Committee has retained SMG Advisory Group, an outside compensation consulting firm, or SMG. SMG provides our Compensation Committee and Chief Executive Officer with relevant market data concerning the marketplace, our peer group and other compensation developments. SMG regularly participates in Committee meetings and meets with our named executive officers. Our Compensation Committee has the authority to replace SMG or hire additional consultants at any time. It is important to understand that the compensation market data and ranges provide only a reference point for our Compensation Committee. Depending upon our company's business and individual performance results, a named executive officer's total direct compensation may be within, below or above the market range for that position. SMG also provides additional professional services to our company and receives market-based compensation with respect to these services.

Our Compensation Committee met once during the year to evaluate executive performance against the goals and objectives set at the beginning of the year, to monitor market conditions in light of these goals and objectives, to solicit input from the compensation consultant on market practices and any new developments and to review our compensation practices. During this decision making process, our Compensation Committee reviews tally sheets that detail the executive officer's compensation history. The tally sheets help our Compensation Committee to track changes in an executive officer's total direct compensation from year to year and to remain aware of the compensation historically paid to each executive officer. Ultimately, we rely upon our judgment about each of our named executive officers and not on formulas or short-term changes in business performance or our stock price. The key factors affecting our judgment are total return to stockholders, change in earnings and funds from operations, actual performance against the financial, operational and strategic goals we set at the beginning of the year, the nature and level of responsibility of each executive officer and the integrity and effort in which such executive officer conducts his responsibilities. Our Compensation Committee makes regular reports to our Board of Directors.

What Our Compensation Program is Designed to Reward

Our Compensation Committee has designed our equity compensation program to enable our Manager to attract, motivate and retain talented individuals at our Manager, to link compensation to performance and to align the interests of our named executive officers with our stockholders. We expect our company to perform at the highest levels of the commercial mortgage REIT sector. Our Compensation Committee rewards the achievement of specific annual, long-term and strategic goals of both our company and the individual executive. Our Compensation Committee measures performance on an absolute basis against financial and other measures established at the beginning of the year and on a relative basis by comparing our company's performance against other commercial mortgage REITs and against the mortgage REIT industry generally. Comparative performance is an important metric since market conditions may affect the ability to meet specific performance criteria.

Measuring 2007 Performance

The following goals for our company, among others, were set for 2007: (i) penetrate targeted markets using direct origination teams in New York City and Los Angeles, (ii) enhance our asset management platform, (iii) selectively originate opportunistic debt and equity investments in correcting markets, (iv) optimize our net lease portfolio, (v) maintain our company's credit discipline,

(vi) establish a fund management business and (vii) increase the dividend and share price of our common stock.

We achieved almost all of these objectives and many more. Particular emphasis was placed on our achieving a total return to stockholders (stock appreciation plus dividends paid), or TRS, of over 123% since our initial public offering, or IPO. From our IPO to December 31, 2007, our stock price went from $15.00 to $24.31 per share. Our company produced substantial value for its stockholders in 2006 and 2007, creating $1.4 billion and $1.1 billion, respectively, of additional enterprise value. Our company also: (i) increased loan investments in key markets, especially New York City (27%) and Washington D.C. (18%), (ii) hired three dedicated staff members and implemented a new technology platform, (iii) in response to correcting market conditions, reduced direct originations in the third and fourth quarters and increased secondary purchases of discounted loans in the fourth quarter, (iv) sold 45% of our company's joint venture interest in One Madison Avenue for a $92 million gain, (v) entered into an agreement to acquire American Financial Realty Trust for approximately $3.5 billion, (vi) limited loan charge-offs to $3.2 million, or 0.06% of cumulative loan originations of $5.2 billion since our inception, and (vii) increased funds from operations, or FFO, for the year by 22.8%, increased the dividend for the year by 12.5% and declared a $2.00 per share special dividend as a result of the gain from the sale of our joint venture interest in One Madison Avenue. Due to recent unsettled conditions in the capital markets, we chose to postpone the establishment of a fund management business.

Elements of Our Compensation Program and Why We Chose Each Element

As discussed above, because our management agreement provides that our Manager assumes principal responsibility for managing our affairs, our named executive officers do not receive cash compensation from us for serving as our executive officers. Our Compensation Committee may, however, choose to grant equity awards, which include restricted stock awards, stock options or performance awards made pursuant to our 2004 Equity Incentive Plan or our 2005 Outperformance Plan, as applicable. The vesting provisions of these equity awards (generally two to four years) are designed to act as a retention device and provide a strong incentive to the named executive officers to increase stockholder value long after they performed the services in the year for which the equity awards were granted. The awards also contain forfeiture provisions if the executive voluntarily leaves or is terminated with cause by our Manager or its affiliates pursuant to the employment agreement between the executive and our Manager or its affiliates. These provisions protect our interests by, among other things, providing a strong economic incentive for an executive to stay employed by our Manager or its affiliates. Additionally, our Compensation Committee has awarded, and may continue to award, in its discretion, tax gross-up payments relating to restricted stock awards to avoid having the executive sell stock to satisfy the tax obligation created from this incentive award.

Our Compensation Committee also considers awards under our 2005 Outperformance Plan, which are designed to compensate our named executive officers upon the attainment of certain goals with respect to total return to stockholders, or TRS, and to encourage our executives to "outperform" and to create stockholder value in excess of industry expectations in a "pay for performance" structure. Awards under our 2005 Outperformance Plan are made in the form of partnership or LTIP Units that may ultimately become exchangeable for shares of our common stock or cash, at our election. Our Compensation Committee approved the LTIP Units granted in 2005 under our 2005 Outperformance Plan, that may ultimately become exchangeable for shares of our common stock or cash, at our election, and will not be entitled to distributions until after the performance pool, or minimum performance pool, is established. These awards were granted prior to the determination of the performance pool but will not be earned and/or vest until the satisfaction of performance and other thresholds, and will not be entitled to distributions until after certain performance pools are established. The result of the structure of our 2005 Outperformance Plan is to tie an executive's equity compensation to creation of stockholder value and continued employment with our Manager or its affiliates over a long-term basis. It also provides the executive an added incentive to maximize the value of our stock long after the achievement of the performance that triggered the award.

All stock options are priced in accordance with the terms of our 2004 Equity Incentive Plan and are based on the price of our company's common stock at the close of business on the day prior to the date of grant. We do not coordinate grants of options so that they are made before the announcement of favorable information or after the announcement of unfavorable information.

How Each Element and Our Decisions Regarding Each Element Fit Into Our Overall Compensation Objectives and Affect Decisions Regarding Other Elements

Our compensation program seeks to reward our named executive officers for superior performance, which, in combination with compensation received from our Manager or its affiliates, is competitive with the compensation paid to named executive officers at commercial mortgage REITs and other private commercial real estate investors in the New York City commercial real estate market, while closely aligning the interests of our named executive officers with the interests of our stockholders. In making equity compensation decisions, our Compensation Committee considers various measures of company and industry performance, including (i) TRS (over the prior one-, two- and three-year periods and since our IPO), (ii) growth in FFO per share, (iii) growth in dividends per share and (iv) certain material corporate events consummated during the applicable fiscal year. Consistent with this approach, our Compensation Committee grants equity awards to our named executive officers to reward our executives for achievement of financial and other performance (both company and individual based) during the last completed fiscal year. Our Compensation Committee also makes these awards to act as a retention pool and to provide continued and additional incentives to maximize our stock price and thereby more closely align the economic interests of our named executive officers with those of our stockholders. Through the elements of our compensation program, our Compensation Committee seeks to maintain a competitive equity compensation package for each executive, while being sensitive to our fiscal year budget and the impact of share dilution in making such compensation payments.

Other Matters

Tax and Accounting Treatment. Our Compensation Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Code. Section 162(m) limits the deductibility on our tax return of compensation over $1 million to any of our named executive officers unless, in general, the compensation is paid pursuant to a plan which is performance-related, non-discretionary and has been approved by our stockholders. Our Compensation Committee's policy with respect to Section 162(m) is to make every reasonable effort to ensure that compensation is deductible to the extent permitted while simultaneously providing our executives with appropriate compensation for their performance. We paid compensation to certain of our named executive officers during 2007, a portion of which may be nondeductible under the limitations set forth in Section 162(m). Our Compensation Committee may make compensation payments that are not fully deductible if in its judgment such payments are necessary to achieve the objectives of our compensation program.

On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law, changing the tax rules applicable to nonqualified deferred compensation arrangements. While the final regulations have not become effective yet, we believe we are operating in good faith compliance with the statutory provisions that were effective January 1, 2005.

Beginning on August 2, 2004 we began accounting for stock-based payments through our equity incentive plans, including our 2005 Outperformance Plan, in accordance with the requirements of SFAS 123R.

Adjustments for Certain Items. Our Compensation Committee has not considered whether it would attempt to recover compensation awards or payments based on our financial performance where our financial statements are restated in a downward direction sufficient to reduce the amount of such awards or payments that should have been made or paid under applicable criteria.

Other Policies

As our executives generally have significant personal investments in our securities, we do not have any policy in place regarding minimum ownership requirements for either our executive officers or directors. We do not have any policy in place regarding the ability of our executive officers or directors to engage in hedging activities with respect to our common stock.

Compensation Committee Report

Our Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, our Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this annual proxy statement and incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2007.

Submitted by our Compensation Committee
Jeffrey E. Kelter (Chairman)
Allan J. Baum
Charles S. Laven

Summary Compensation Table

Because our management agreement provides that our Manager assumes principal responsibility for managing our affairs, our current executive officers, who are employees of our Manager, generally do not receive cash compensation from us for serving as our executive officers. However, in their capacities as officers or employees of our Manager, or its affiliates, under the terms of the management agreement, they devote all or a portion of their time to our affairs as is required for the performance of the duties of our Manager.

Our Manager has informed us that, because the services to be performed by its officers or employees in those capacities as such may not be performed exclusively for us, it may not be able to segregate and identify that portion of the compensation awarded to, earned by or paid to our executive officers by our Manager or its affiliates, including SL Green Realty Corp., that relates to their services to us. Our Manager or its affiliates, including SL Green Realty Corp., compensate each of our executive officers. Our Manager has entered into an amended employment agreement with Mr. Robert R. Foley with a term through August 2, 2010 and a three-year employment agreement with Mr. John B. Roche, each of who is a senior executive of our Manager and who is not also an employee of SL Green Realty Corp. Each employment agreement with our Manager includes standard non-compete provisions which extend for up to 12 months after termination of employment as well as other restrictive covenants.

We may from time to time, at the discretion of our Compensation Committee, grant shares of our common stock or options to purchase shares of our common stock to our executive officers pursuant to the 2004 Equity Incentive Plan.

On April 16, 2008, Mr. Hugh F. Hall, our former chief operating officer and one of our Class I directors, resigned. Mr. Robert R. Foley, previously our chief financial officer, was promoted to chief operating officer. Mr. John B. Roche was appointed our new chief financial officer. In connection with Mr. Roche's appointment, we entered into a severance agreement with him. See "—Severance Agreement."

The following table* sets forth information regarding the compensation paid to, and the compensation expense we recognized with respect to, our chief executive officer, our former chief financial officer, and each of our three most highly compensated executive officers (including Mr. Hall) other than our chief executive officer and our former chief financial officer, whose total compensation exceeded $100,000 during the fiscal year ended December 31, 2007 (collectively, the "named executive officers"). Mr. Roche is not considered a "named executive officer" and therefore he is not included in the executive compensation tables set forth below. It is noted that a number of the executive compensation arrangements described below may be subject to adjustment for changes to be made in light of Section 409A of the Internal Revenue Code.

Name And Principal Position	Year	Stock Awards (1) ($)	Option Awards (2) ($)	All Other Compensation (3) ($)	Total ($)
Marc Holliday	2007	$790,755	$51,375	$348,422	$1,190,552
Chief Executive Officer, President	2006	$720,439	$19,131	$503,600	$1,243,170
Hugh F. Hall(4)	2007	$907,918	$64,596	$162,177	$1,134,691
Former Chief Operating Officer	2006	$487,835	$21,810	$125,900	$ 635,545
Robert R. Foley(5)	2007	$876,231	$76,977	$120,887	$1,074,095
Chief Operating Officer and Former Chief Financial Officer	2006	$442,569	$23,417	$ 50,360	$ 516,346
Andrew Mathias	2007	$732,736	$50,208	$285,127	$1,068,071
Chief Investment Officer	2006	$530,455	$16,274	$369,300	$ 916,029
Gregory F. Hughes	2007	$397,300	$47,033	$191,390	$ 635,723
Chief Credit Officer	2006	$292,071	$10,050	$235,000	$ 537,121

* The columns for "Salary," "Bonus," "Non-Equity Incentive Plan Compensation" and "Change in Pension Value and Nonqualified Deferred Compensation Earnings" have been omitted because they are not applicable.

(1) Amounts shown do not reflect compensation actually received by the named executive officer. Instead, the amounts shown are the compensation costs recognized by our company during the fiscal years ended December 31, 2007 and 2006 for stock awards (which consist of restricted stock awards and awards made pursuant to our 2005 Outperformance Plan, some of which were made in prior years) as determined pursuant to Statement of SFAS 123R. The assumptions used to calculate the value of stock awards are set forth under Note 14 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on March 17, 2008.

(2) Amounts shown do not reflect compensation actually received by the named executive officer. Amounts shown are the compensation costs recognized by our company during the fiscal years ended December 31, 2007 and 2006 for option awards as determined pursuant to SFAS 123R. The assumptions used to calculate the value of option awards are set forth under Note 14 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on March 17, 2008.

(3) Represents the cash payments made with respect to estimated tax payments due on the restricted stock awards to the named executive officers.

(4) On April 16, 2008, Mr. Hall resigned as our chief operating officer and one of our Class I directors.

(5) On April 16, 2008, in connection with Mr. Hall's resignation as our chief operating officer, Mr. Foley was appointed our chief operating officer and Mr. Roche was appointed our new chief financial officer.

Grants of Plan-Based Awards

The following table* sets forth certain information with respect to each grant of an award made to a named executive officer in the fiscal year ended December 31, 2007.

Name	Grant Date	All Other Stock Awards; Number of Shares of Stock or Units (#)	All Other Option Awards; Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards (1) ($/Sh)	Grant Date Fair Value of Equity Awards (2) ($)
Marc Holliday	01/02/2007	20,000(3)	—	—	$446,820
	01/02/2007	—	20,000	$30.89	$ 53,890
	12/31/2007	10,000(4)	—	—	$187,000
	12/31/2007	—	15,000	$24.31	$ 44,498
Hugh F. Hall(5)	01/02/2007	30,000(3)	—	—	$700,230
	01/02/2007	—	25,000	$30.89	$ 67,363
	12/31/2007	10,000(4)	—	—	$187,000
	12/31/2007	—	15,000	$24.31	$ 44,498
Robert R. Foley(6)	01/02/2007	30,000(3)	—	—	$700,230
	01/02/2007	—	25,000	$30.89	$ 67,363
	12/31/2007	10,000(4)	—	—	$187,000
	12/31/2007	—	15,000	$24.31	$ 44,498
Andrew Mathias	01/02/2007	25,000(3)	—	—	$583,525
	01/02/2007	—	20,000	$30.89	$ 53,890
	12/31/2007	10,000(4)	—	—	$187,000
	12/31/2007	—	15,000	$24.31	$ 44,498
Gregory F. Hughes	01/02/2007	15,000(3)	—	—	$350,115
	01/02/2007	—	20,000	$30.89	$ 53,890
	12/31/2007	10,000(4)	—	—	$187,000
	12/31/2007	—	15,000	$24.31	$ 44,498

* The Columns for "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" and "Estimated Future Payouts Under Equity Incentive Plan Awards" have been omitted because they are not applicable.

(1) The exercise price for all options granted to the named executive officer is 100% of the fair market value of the shares on the grant date. We do not pay dividend equivalents on stock options.

(2) The value of a stock award or option award is based on the fair value as of the grant date of such award determined pursuant to SFAS 123R.

(3) Reflects a restricted stock awards granted to the named executive officer on January 2, 2007, which vests in three annual installments of 16.54%, 41.73% and 41.73% beginning on January 2, 2007.

(4) Reflects a restricted stock award granted to the named executive officer on December 31, 2007, a third of which vested immediately upon grant and the remaining portion will vest in two equal annual installments beginning on December 31, 2008.

(5) On April 16, 2008, Mr. Hall resigned as our chief operating officer and one of our Class I directors. In connection with his resignation, Mr. Hall forfeited certain restricted stock and option awards. See "—Potential Payments Upon Termination or Change of Control—Former Executive Officer."

(6) On April 16, 2008, in connection with Mr. Hall's resignation as our chief operating officer, Mr. Foley was appointed our chief operating officer and Mr. Roche was appointed our new chief financial officer.

For a discussion of our 2005 Outperformance Plan, see "—Potential Payments Upon Termination or Change of Control" and "—Outperformance Plan."

Outstanding Equity Awards

The following table sets forth certain information with respect to all outstanding equity awards held by each named executive officer at the fiscal year ended December 31, 2007.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Marc Holliday	50,000(1)	—	—	$15.00	08/02/2014	—	—	—	—
	16,667(2)	8,333(2)	—	$19.85	04/20/2015	—	—	—	—
	—	20,000(3)	—	$30.89	01/02/2017	—	—	—	—
	5,000(4)	10,000(4)	—	$24.31	12/31/2017	—	—	—	—
	—	—	—	—	—	16,692(5)	$405,783	—	—
	—	—	—	—	—	6,666(6)	$162,050	—	—
	—	—	—	—	—	—	—	403,225.50(7)	$3,712,526(8)
Hugh F. Hall(9)	31,250(10)	31,250(10)	—	$15.00	08/02/2014	—	—	—	—
	8,333(10)	8,334(11)	—	$19.85	04/20/2015	—	—	—	—
	—	25,000(12)	—	$30.89	01/02/2017	—	—	—	—
	5,000(13)	10,000(13)	—	$24.31	12/31/2017	—	—	—	—
	—	—	—	—	—	6,250(14)	$151,938	—	—
	—	—	—	—	—	25,038(15)	$608,674		
	—	—	—	—	—	6,666(16)	$162,050		
	—	—	—	—	—	—	—	362,902.50(7)	$3,341,269(8)
Robert R. Foley(17)	70,000(18)	35,000(18)	—	$15.00	08/02/2014	—	—	—	—
	16,667(19)	8,333(19)	—	$19.85	04/20/2015	—	—	—	—
	—	25,000(20)	—	$30.89	01/02/2017	—	—	—	—
	5,000(21)	10,000(21)	—	$24.31	12/31/2017	—	—	—	—
	—	—	—	—	—	2,500(22)	$ 60,775	—	—
	—	—	—	—	—	25,038(23)	$608,674	—	—
	—	—	—	—	—	6,666(24)	$162,050	—	—
	—	—	—	—	—	—	—	362,902.50(7)	$3,341,269(8)
Andrew Mathias	36,667(25)	—	—	$15.00	08/02/2014	—	—	—	—
	16,667(26)	8,333(26)	—	$19.85	04/20/2015	—	—	—	—
	—	20,000(27)	—	$30.89	01/02/2017	—	—	—	—
	5,000(28)	10,000(28)	—	$24.31	12/31/2017	—	—	—	—
	—	—	—	—	—	20,864(29)	$507,204	—	—
	—	—	—	—	—	6,666(30)	$162,050	—	—
	—	—	—	—	—	—	—	241,936.50(7)	$2,227,526(8)
Gregory F. Hughes	23,334(31)	—	—	$15.00	08/02/2014	—	—	—	—
	10,000(32)	5,000(32)	—	$19.85	04/20/2015	—	—	—	—
	—	20,000(33)	—	$30.89	01/02/2017	—	—	—	—
	5,000(34)	10,000(34)	—	$24.31	12/31/2017	—	—	—	—
	—	—	—	—	—	12,518(35)	$304,313	—	—
	—	—	—	—	—	6,666(36)	$162,050	—	—
	—	—	—	—	—	—	—	100,807.50(7)	$ 928,142(8)

(1) Includes an option award granted on 08/02/2004, which vests in three equal annual installments beginning on June 30, 2005.

(2) Includes an option award granted on 04/20/2005, which vests in three equal annual installments beginning on April 20, 2006.

(3) Includes an option award granted on 01/02/2007, which vests in three equal annual installments beginning on January 2, 2008.

(4) Includes an option award granted on 12/31/2007, a third of which vested immediately upon grant and the remaining portion will vest in two equal annual installments.

(5) Includes restricted stock awards granted on 01/02/2007, 3,308 shares vested immediately upon grant and the remaining 16,652 shares will vest in two equal annual installments.

(6) Includes restricted stock awards granted on 12/31/2007, a third of which vested immediately upon grant and the remaining portion will vest in two equal annual installments.

(7) Represents the number of LTIP Units initially issued to the named executive officer pursuant to our 2005 Outperformance Plan. These LTIP Units have been granted prior to the determination of the performance pool, and they will only vest upon satisfaction of performance and other thresholds contained in our 2005 Outperformance Plan, and will not be entitled to distributions until after the performance pool, or minimum performance pool, is established. Each participant's award under our 2005 Outperformance Plan is designated as a specified percentage of the aggregate performance pool to be allocated to such participant. The specified percentages for the named executive officers are as follows: Mr. Holliday (26.8817%); Mr. Hall (24.1935%); Mr. Foley (24.1935%); Mr. Mathias (16.1291%); and Mr. Hughes (6.7205%). For a discussion of our 2005 Outperformance Plan, see "—Outperformance Plan."

(8) Represents the market or payout value of the LTIP Units initially issued to the named executive officer pursuant to our 2005 Outperformance Plan as of December 31, 2007. The measurement date under our 2005 Outperformance Plan will occur on May 31, 2008 and, absent any material increase in the price of our common stock on the NYSE, we expect that our 2005 Outperformance Plan will expire with no value to any of the plan participants.

(9) On April 16, 2008, Mr. Hall resigned as our chief operating officer and one of our Class I directors. In connection with his resignation, Mr. Hall forfeited certain restricted stock and option awards. All of Mr. Hall's LTIP Units were forfeited as a result of his resignation. See "—Potential Payments Upon Termination or Change of Control—Former Executive Officer."

(10) Includes an option award granted on 08/02/2004, which vests in four equal annual installments beginning on June 30, 2005.

(11) Includes an option award granted on 04/20/2005, which vests in three equal annual installments beginning on April 20, 2006.

(12) Includes an option award granted on 01/02/2007, which vests in three equal annual installments beginning on January 2, 2008.

(13) Includes an option award granted on 12/31/2007, a third of which vested immediately upon grant and the remaining portion will vest in two equal annual installments.

(14) Includes restricted stock awards granted on 08/02/2004, which vests in four equal annual installments beginning on June 30, 2005.

(15) Includes restricted stock awards granted on 01/02/2007, 4,962 shares vested immediately upon grant and the remaining 25,038 shares will vest in two equal annual installments.

(16) Includes restricted stock awards granted on 12/31/2007, a third of which vested immediately upon grant and the remaining portion will vest in two equal annual installments.

(17) On April 16, 2008, Mr. Foley, our chief financial officer, was appointed our chief operating officer and Mr. Roche was appointed our new chief financial officer.

(18) Includes an option award granted on 08/02/2004, which vests in four equal annual installments beginning on June 30, 2005.

(19) Includes an option award granted on 04/20/2005, which vests in three equal annual installments beginning on April 20, 2006.

(20) Includes an option award granted on 01/02/2007, which vests in three equal annual installments beginning on January 2, 2008.

(21) Includes an option award granted on 12/31/2007, a third of which vested immediately upon grant and the remaining portion will vest in two equal annual installments.

(22) Includes restricted stock awards granted on 08/02/2004, which vests in four equal annual installments beginning on June 30, 2005.

(23) Includes restricted stock awards granted on 01/02/2007, 4,962 shares vested immediately upon grant and the remaining 25,038 shares will vest in two equal annual installments.

(24) Includes restricted stock awards granted on 12/31/2007, a third of which vested immediately upon grant and the remaining portion will vest in two equal annual installments.

(25) Includes an option award granted on 08/02/2004, which vests in three equal annual installments beginning on June 30, 2005.

(26) Includes an option award granted on 04/20/2005, which vests in three equal annual installments beginning on April 20, 2006.

(27) Includes an option award granted on 01/02/2007, which vests in three equal annual installments beginning on January 2, 2008.

(28) Includes an option award granted on 12/31/2007, a third of which vested immediately upon grant and the remaining portion will vest in two equal annual installments.

(29) Includes restricted stock awards granted on 01/02/2007, 4,136 shares vested immediately upon grant and the remaining 20,864 shares will vest in two equal annual installments.

(30) Includes restricted stock awards granted on 12/31/2007, a third of which vested immediately upon grant and the remaining portion will vest in two equal annual installments.

(31) Includes an option award granted on 08/02/2004, which vests in three equal annual installments beginning on June 30, 2005.

(32) Includes an option award granted on 04/20/2005, which vests in three equal annual installments beginning on April 20, 2006.

(33) Includes an option award granted on 01/02/2007, which vests in three equal annual installments beginning on January 2, 2008.

(34) Includes an option award granted on 12/31/2007, a third of which vested immediately upon grant and the remaining portion will vest in two equal annual installments.

(35) Includes restricted stock awards granted on 01/02/2007, 2,482 shares vested immediately upon grant and the remaining 12,518 shares will vest in two equal annual installments.

(36) Includes restricted stock awards granted on 12/31/2007, a third of which vested immediately upon grant and the remaining portion will vest in two equal annual installments.

Option Exercises and Stock Vested

The following table sets forth certain information with respect to the exercise of stock options, stock appreciation rights, or SARs, and similar instruments, and the vesting of stock, including restricted stock, restricted stock units and similar instruments for each named executive officer during the fiscal year ended December 31, 2007.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise (1) ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting (2) ($)
Marc Holliday	—	—	31,641	$871,056
Hugh F. Hall(3)	—	—	14,545	$405,442
Robert R. Foley(4)	—	—	10,795	$302,167
Andrew Mathias	—	—	25,801	$712,817
Gregory F. Hughes	—	—	17,481	$478,475

(1) Amounts reflect the difference between the exercise price of the option and the market price at the time of exercise.

(2) Amounts reflect the market value of the stock on the day the stock vested.

(3) On April 16, 2008, Mr. Hall resigned as our chief operating officer and one of our Class I directors.

(4) On April 16, 2008, in connection with Mr. Hall's resignation as our chief operating officer, Mr. Foley was appointed our chief operating officer and Mr. Roche was appointed our new chief financial officer.

Pension Benefits

Our named executive officers received no benefits in fiscal year 2007 from us under defined pension or defined contribution plans. See "—Summary Compensation Table."

Nonqualified Deferred Compensation

Our company does not have a nonqualified deferred compensation plan that provides for deferral of compensation on a basis that is not tax-qualified for our named executive officers.

Potential Payments Upon Termination or Change in Control

General

The named executive officers, except Hugh F. Hall, are currently employees of our Manager and/or SL Green Realty Corp. and therefore we generally have no obligation to pay a named executive officer any form of compensation upon such officer's termination of employment, except with respect to the award agreements made under the 2005 Outperformance Plan and the restricted stock award and option award agreements entered into between the named executive officers and our company pursuant to the 2004 Equity Incentive Plan. This section of the proxy statement describes the material terms of each named executive officer's 2005 Long-Term Outperformance Program Award Agreement, Restricted Stock Award Agreement and Option Award Agreements and provides the amount of compensation that would be paid to each named executive officer by us in the event of termination of each named executive officer by our Manager or SL Green Realty Corp., as applicable. The amount of compensation payable to each named executive officer upon termination of the executive officer (i) by our Manager or SL Green Realty Corp., as applicable, without "Cause," (ii) by the named executive officer with "Good Reason," (iii) in the event of death or "Disability" of the named executive officer or (iv) in connection with a "Change of Control" of our company (each, a "Triggering Event") is described below. The following discussion assumes such termination was effective as of December 31, 2007 and are estimates of amounts that would be paid out in such circumstances, except with respect to the discussion relating to Mr. Hall which reflects the assumed termination date of December 31, 2007 and the actual termination date of April 16, 2008. The actual amounts to be paid out can only be determined at the time of termination of such officer from our Manager or SL Green Realty Corp., as applicable.

Our Compensation Committee believes it is fair to provide accelerated vesting of equity grants upon a Change of Control. Very often, senior managers lose their jobs in connection with a Change of Control. By agreeing up front to accelerated vesting or equity grants in the event of a Change of Control, our Compensation Committee believes we can reinforce and encourage the continued attention and dedication of senior management to their assigned duties without distraction in the face of an actual or threatened Change of Control and ensure that management is motivated to negotiate the best merger consideration for our stockholders.

2005 Long-Term Outperformance Program Award Agreements

Awards made under our 2005 Outperformance Plan have time-based vesting requirements with significant back-end vesting after the achievement of the performance metrics. We have designed these awards in this manner to encourage retention and continued performance. Certain of the termination and change of control provisions described below result in significant payments in the event of certain termination events or a change of control. However, the measurement date under our 2005 Outperformance Plan will occur on May 31, 2008 and, absent any material increase in the price of our common stock on the NYSE, we expect that our 2005 Outperformance Plan will expire with no value to any of the plan participants. As a result, the executive may suffer a material economic forfeiture should the executive cease to be an officer of our company.

Marc Holliday. Mr. Holliday entered into the 2005 Long-Term Outperformance Program Award Agreement with our company and our Operating Partnership, our subsidiary, on December 14, 2005. Pursuant to the agreement, Mr. Holliday was granted a total of 403,225.50 LTIP partnership units ("LTIP Units") in the Operating Partnership. If Mr. Holliday ceases to be an officer of our company due to (i) termination by our company of our Manager as the external manager and advisor of our company, (ii) a termination without Cause by us or (iii) resignation by Mr. Holliday as a result of termination without Cause by SL Green Realty Corp. or he resigns from SL Green Realty Corp. with Good Reason, he will be treated for all purposes, including vesting of the LTIP Units, as if he had remained as an officer of our company for 12 months after the date of termination. Since the measurement date under the 2005 Outperformance Plan had not occurred as of December 31, 2007 and 50% of the LTIP Units will vest on the first anniversary of the measurement date and the remaining 50% will vest on the second anniversary of the measurement date, Mr. Holliday will receive no value from the Triggering Event unless there is a Change of Control within 12 months of such termination. All unvested LTIP Units that have not been previously forfeited will vest immediately upon the occurrence of such Change of Control and a measurement date will be created upon the occurrence of such Change of Control. In the event Mr. Holliday ceases to be an officer of our company as a result of his death or Disability, all of the LTIP Units will automatically and immediately vest and a measurement date will be created as if a Change of Control occurred. The accelerated vesting of the LTIP Units and resulting creation of a measurement date in connection with a Change of Control, death or Disability results in a total value to be received of $3,712,526. If Mr. Holliday is terminated for any other reason, all of the unvested LTIP Units will automatically and immediately be forfeited.

Robert R. Foley. Mr. Foley entered into the 2005 Long-Term Outperformance Program Award Agreement with our company and the Operating Partnership on December 14, 2005. Pursuant to the agreement, Mr. Foley was granted a total of 362,902.50 LTIP Units in the Operating Partnership. If Mr. Foley ceases to be an officer of our company due to (i) termination by our company of our Manager as the external manager and advisor of our company, (ii) a termination without Cause by us or (iii) resignation by Mr. Foley as a result of termination without Cause by our Manager or he resigns from our Manager with Good Reason, he will be treated for all purposes, including vesting of the LTIP Units, as if he had remained as an officer of our company for 12 months after the date of termination. Since the measurement date under the 2005 Outperformance Plan had not occurred as of December 31, 2007 and 50% of the LTIP Units will vest on the first anniversary of the measurement date and the remaining 50% will vest on the second anniversary of the measurement date, Mr. Foley will receive no value from the Triggering Event unless there is a Change of Control within 12 months of such termination. All unvested LTIP Units that have not been previously forfeited will vest immediately upon the occurrence of such Change of Control and a measurement date will be created upon the occurrence of such Change of Control. In the event Mr. Foley ceases to be an officer of our company as a result of his death or Disability, all of the LTIP Units will automatically and immediately vest and a measurement date will be created as if a Change of Control occurred. The accelerated vesting of the LTIP Units and resulting creation of a measurement date in connection with a Change of Control, death or Disability results in a total value to be received of $3,341,269. If Mr. Foley is terminated for any other reason, all of the unvested LTIP Units will automatically and immediately be forfeited.

Andrew Mathias. Mr. Mathias entered into the 2005 Long-Term Outperformance Program Award Agreement with our company and the Operating Partnership on December 14, 2005. Pursuant to the agreement, Mr. Mathias was granted a total of 241,936.50 LTIP Units in the Operating Partnership. If Mr. Mathias ceases to be an officer of our company due to (i) termination by our company of our Manager as the external manager and advisor of our company, (ii) a termination without Cause by us or (iii) resignation by Mr. Mathias as a result of termination without Cause by SL Green Realty Corp. or he resigns from SL Green Realty Corp. with Good Reason, he will be treated for all purposes, including vesting of the LTIP Units, as if he had remained as an officer of our company for 12 months after the date of termination. Since the measurement date under the 2005 Outperformance Plan had not occurred as of December 31, 2007 and 50% of the LTIP Units will vest on the first anniversary of the measurement date and the remaining 50% will vest on the second anniversary of the measurement date, Mr. Mathias will receive no value from the Triggering Event unless there is a Change of Control within 12 months of such termination. All unvested LTIP Units that have not been previously forfeited will vest immediately upon the occurrence of such Change of Control and a measurement date will be created upon the occurrence of such Change of Control. In the event Mr. Mathias ceases to be an officer of our company as a result of his death or Disability, all of the LTIP Units will automatically and immediately vest and a measurement date will be created as if a Change of Control occurred. The accelerated vesting of the LTIP Units and resulting creation of a measurement date in connection with a Change of Control, death or Disability results in a total value to be received of $2,227,526. If Mr. Mathias is terminated for any other reason, all of the unvested LTIP Units will automatically and immediately be forfeited.

Gregory F. Hughes. Mr. Hughes entered into the 2005 Long-Term Outperformance Program Award Agreement with our company and the Operating Partnership on December 14, 2005. Pursuant to the agreement, Mr. Hughes was granted a total of 100,807.50 LTIP Units in the Operating Partnership. If Mr. Hughes ceases to be an officer of our company due to (i) termination by our company of our Manager as the external manager and advisor of our company, (ii) a termination without Cause by us or (iii) resignation by Mr. Hughes as a result of termination without Cause by SL Green Realty Corp. or he resigns from SL Green Realty Corp. with Good Reason, he will be treated for all purposes, including vesting of the LTIP Units, as if he had remained as an officer of our company for 12 months after the date of termination. Since the measurement date under the 2005 Outperformance Plan had not occurred as of December 31, 2007 and 50% of the LTIP Units will vest on the first anniversary of the measurement date and the remaining 50% will vest on the second anniversary of the measurement date, Mr. Hughes will receive no value from the Triggering Event unless there is a Change of Control within 12 months of such termination. All unvested LTIP Units that have not been previously forfeited will vest immediately upon the occurrence of such Change of Control and a measurement date will be created upon the occurrence of such Change of Control. In the event Mr. Hughes ceases to be an officer of our company as a result of his death or Disability, all of the LTIP Units will automatically and immediately vest and a measurement date will be created as if a Change of Control occurred. The accelerated vesting of the LTIP Units and resulting creation of a measurement date in connection with a Change of Control, death or Disability results in a total value to be received of $928,142. If Mr. Hughes is terminated for any other reason, all of the unvested LTIP Units will automatically and immediately be forfeited.

Restricted Stock Award Agreements

Marc Holliday. Mr. Holliday received 75,000 shares of restricted stock on August 2, 2004, all of which have vested as of December 31, 2007. He also received a grant of 20,000 shares of restricted stock on January 2, 2007, of which 3,308 shares had vested immediately upon grant and the remaining 16,692 shares will vest in two equal annual installments beginning on January 2, 2008. In addition, Mr. Holliday received a grant of 10,000 shares of restricted stock on December 31, 2007, which vest in three equal annual installments beginning on December 31, 2007. As of December 31, 2007, a total of 81,642 shares of restricted stock have vested. If Mr. Holliday is terminated by SL Green Realty Corp. for Cause, or by him without Good Reason, all of the unvested restricted stock (23,358 shares) will terminate or expire upon such termination of employment. In the event Mr. Holliday is terminated by SL Green Realty Corp. without Cause, or by him with Good Reason, all of his unvested restricted stock (23,358 shares) will fully vest on the date of termination, which will result in a total value to be received of $567,833. In addition, upon the approval of our Compensation Committee, Mr. Holliday will receive a tax gross-up in respect of the vesting of his restricted stock award, which will result in an additional value to be received of $227,133. If Mr. Holliday is terminated in connection with a Change of Control, all of the unvested restricted stock (23,358 shares) will fully vest on the date of termination, which will result in a total value to be received of $567,833. In addition, upon the approval of our Compensation Committee, he will receive a tax gross-up in respect of the vesting of his restricted stock award, which will result in an additional value to be received of $227,133. If Mr. Holliday is terminated due to Disability, (i) any portion of restricted stock that would otherwise vest during the six-month period following the date of termination will vest on such date and (ii) if such six-month period would end before the next vesting date, a pro rata portion of the unvested restricted stock (8,346 shares) that otherwise would become vested on such date will vest on the date of termination, which will result in a total value to be received of $202,891. In addition, upon the approval of our Compensation Committee, he will receive a tax gross-up in respect of the vesting of his restricted stock award, which will result in an additional value to be received of $81,156.

Robert R. Foley. Mr. Foley received a grant of 10,000 shares of restricted stock on August 2, 2004, which vest in four equal annual installments beginning on June 30, 2005. In addition, Mr. Foley received a grant of 30,000 shares of restricted stock on January 2, 2007, of which 4,962 shares vested immediately upon grant and the remaining 25,038 shares will vest in two equal annual installments beginning on January 2, 2008. Moreover, Mr. Foley received a grant of 10,000 shares of restricted stock on December 31, 2007, which vest in three equal annual installments beginning on December 31, 2007. On April 16, 2008, Mr. Foley was appointed our chief operating officer. In connection therewith, he received 13,171 shares of restricted stock which will vest on May 16, 2008. The 13,171 shares of restricted stock are not included in the calculation of potential payments upon termination or change in control since they were granted after December 31, 2007. As of December 31, 2007, a total of 15,796 shares of restricted stock have vested. If Mr. Foley's employment is terminated other than by him without Good Reason, other than by our Manager for Cause, and other than by reason of death or Disability, any issued but unvested restricted stock (18,352 shares) would otherwise become vested during the 12-month period following Mr. Foley's termination will become vested on the date of termination, which will result in a total value to be received of $446,137. In addition, upon the approval of our Compensation Committee, Mr. Foley will receive a tax gross-up in respect of the vesting of his restricted stock award, which will result in an additional value to be received of $178,455. In the event Mr. Foley's employment is terminated by our Manager for Cause or by him without Good Reason, all unvested restricted stock (34,204 shares) will automatically be forfeited. If Mr. Foley is terminated due to his death or Disability, (i) any portion of restricted stock that would otherwise vest during the six-month period following the date of termination will vest on such date and (ii) if such six-month period would end before the next vesting date, a pro rata portion of the unvested restricted stock (15,019 shares) that otherwise would become vested on such date will vest on the date of termination, which will result in a total value to be received of $365,112. In addition, upon the approval of our Compensation Committee, Mr. Foley will receive a tax gross-up in respect of the vesting of his restricted stock award, which will result in an additional value to be received of $146,045.

Andrew Mathias. Mr. Mathias received a grant of 55,000 shares of restricted stock on August 2, 2004, all of which vested as of December 31, 2007. In addition, Mr. Mathias received a grant of 25,000 shares of restricted stock on January 2, 2007, of which 4,136 shares vested immediately upon grant and the remaining 20,864 shares will vest in two equal annual installments beginning on January 2, 2008. Moreover, Mr. Mathias received a grant of 10,000 shares of restricted stock on December 31, 2007, which vest in three equal annual installments beginning on December 31, 2007. As of December 31, 2007, 62,470 shares of restricted stock have vested. If Mr. Mathias is terminated by SL Green Realty Corp. for Cause or by him without Good Reason, all of the unvested restricted stock (27,530 shares) will terminate or expire upon such termination of employment. In the event Mr. Mathias is terminated by SL Green Realty Corp. without Cause, or by him with Good Reason, all of his unvested restricted stock (27,530 shares) will fully vest on the date of termination, which will result in a total value to be received of $669,254. In addition, upon the approval of our Compensation Committee, Mr. Mathias will receive a tax gross-up in respect of the vesting of his restricted stock award, which will result in an additional value to be received of $267,702. If Mr. Mathias is terminated in connection with a Change of Control, all of the unvested restricted stock (27,530 shares) will fully vest on the date of termination, which will result in a total value to be received of $669,254. In addition, upon the approval of our Compensation Committee, he will receive a tax gross-up in respect of the vesting of his restricted stock award, which will result in an additional value to be received of $267,702. If Mr. Mathias is terminated due to death or Disability, (i) any portion of restricted stock that would otherwise vest during the six-month period following the date of termination will vest on such date and (ii) if such six-month period would end before the next vesting date, a pro rata portion of the unvested restricted stock (10,432 shares) that otherwise would become vested on such date will vest on the date of termination, which will result in a total value to be received of $253,602. In addition, upon the approval of our Compensation Committee, he will receive a tax gross-up in respect of the vesting of his restricted stock award, which will result in an additional value to be received of $101,441.

Gregory F. Hughes. Mr. Hughes received a grant of 35,000 shares of restricted stock on August 2, 2004, all of which vested as of December 31, 2007. In addition, Mr. Hughes received a grant of 15,000 shares of restricted stock on January 2, 2007, of which 2,482 shares vested immediately upon grant and the remaining 12,518 shares will vest in two equal annual installments beginning on January 2, 2008. Moreover, Mr. Hughes received a grant of 10,000 shares of restricted stock on December 31, 2007, which vest in three equal annual installments beginning on December 31, 2007. As of December 31, 2007, a total of 40,816 shares of restricted stock have vested. If Mr. Hughes is terminated by SL Green Realty Corp. for Cause, or by him without Good Reason, all of the unvested restricted stock (19,184 shares) will terminate or expire upon such termination of employment. In the event Mr. Hughes is terminated by SL Green Realty Corp. without Cause, or by him with Good Reason, all of his unvested restricted stock (19,184 shares) will fully vest on the date of termination, which will result in a total value to be received of $446,363. In addition, upon the approval of our Compensation Committee, Mr. Hughes will receive a tax gross-up in respect of the vesting of his restricted stock award, which will result in an additional value to be received of $186,545. If Mr. Hughes is terminated in connection with a Change of Control, all of the unvested restricted stock (19,184 shares) will fully vest on the date of termination, which will result in a total value to be received of $466,363. In addition, upon the approval of our Compensation Committee, he will receive a tax gross-up in respect of the vesting of his restricted stock award, which will result in an additional value to be received of $186,545. If Mr. Hughes is terminated due to death or Disability, (i) any portion of restricted stock that would otherwise vest during the six-month period following the date of termination will vest on such date and (ii) if such six-month period would end before the next vesting date, a pro rata portion of the unvested restricted stock (6,259 shares) that otherwise would become vested on such date will vest on the date of termination, which will result in a total value to be received of $152,156. In addition, upon the approval of our Compensation Committee, he will receive a tax gross-up in respect of the vesting of his restricted stock award, which will result in an additional value to be received of $60,863.

Option Award Agreements

Marc Holliday. Mr. Holliday received an option to purchase 75,000 shares of our common stock on August 2, 2004 with an exercise price of $15.00 per share, all of which vested as of December 31, 2007. He also received an option to purchase 25,000 shares of our common stock on April 20, 2005 with an exercise price of $19.85 per share, which also vest in three equal annual installments beginning on April 20, 2006. In addition, Mr. Holliday received an option to purchase 20,000 shares of our common stock on January 2, 2007, with an exercise price of $30.89 per share, which vest in three equal annual installments beginning on January 2, 2008, and an option to purchase 15,000 shares of our common stock on December 31, 2007, with an exercise price of $24.31 per share, which also vest in three equal annual installments beginning on December 31, 2007. Each option has a term of ten years and expires on the tenth anniversary of the date of the grant. As of December 31, 2007, options to purchase 96,666 shares of our common stock have vested. If Mr. Holliday is terminated by SL Green Realty Corp. for Cause, or by Mr. Holliday without Good Reason, all unexercised and unvested options will terminate and expire on the date of termination. In the event Mr. Holliday is terminated by SL Green Realty Corp. without Cause, or by him with Good Reason, all of his unvested stock options (38,334 shares) will fully vest on the date of termination resulting in a total value to be received of $37,170. Any unexercised stock options granted to Mr. Holliday shall remain exercisable until the second January 2 following the date of termination, or, if earlier, the expiration of the initial applicable term stated at the time of the grant. If Mr. Holliday is terminated in connection with a Change of Control, all of the unvested stock options (38,334 shares) will fully vest on the date of termination resulting in a total value to be received of $37,170. If Mr. Holliday is terminated due to Disability, (i) any portion of stock options that would otherwise become exercisable during the six-month period following the date of termination will become exercisable on such date and (ii) if such six-month period would end before the next vesting date, a pro rata portion of the unexercisable stock options (15,000 shares) that otherwise would become exercisable on such date will be exercisable on the date of termination resulting in a total value to be received of $37,170. Furthermore, upon such disability, any vested unexercised stock options granted to Mr. Holliday shall remain vested and exercisable until the earlier of (i) the date on which the term of such stock options otherwise would have expired, or (ii) the second January 1 after the date of termination due to his disability. If Mr. Holliday's employment is terminated by reason of death, no acceleration of vesting will occur with respect to the stock options granted in August 2, 2004, April 20, 2005, January 2, 2007 and December 31, 2007. However, upon his death, any vested unexercised stock options granted to Mr. Holliday (71,666 shares) shall remain vested and exercisable until the earlier of (i) the date on which the term of such stock options otherwise would have expired, or (ii) the second January 1 after the date of the termination due to his death.

Robert F. Foley. Mr. Foley received an option to purchase 140,000 shares of our common stock on August 2, 2004 with an exercise price of $15.00 per share, which vest in four equal annual installments beginning on June 30, 2005. He also received an option to purchase 25,000 shares of our common stock on April 20, 2005 with an exercise price of $19.85 per share, which vest in three equal annual installments beginning on April 20, 2006. In addition, Mr. Foley received an option to purchase 25,000 shares of our common stock on January 2, 2007, with an exercise price of $30.89 per share, which vest in three equal annual installments beginning on January 2, 2008, and an option to purchase 15,000 shares of our common stock on December 31, 2007, with an exercise price of $24.31 per share, which also vest in three equal annual installments beginning on December 31, 2007. Each option has a term of ten years and expires on the tenth anniversary of the date of the grant. As of December 31, 2007, options to purchase 126,666 shares of our common stock have vested. If Mr. Foley's employment is terminated other than by him without Good Reason, other than by our Manager for Cause, and other than by reason of death or Disability, the options that would otherwise be exercisable during the 12-month period following the date of termination will become exercisable on such date (56,666 shares) and the options that have become exercisable will remain exercisable for six months following the date of termination. The value of such accelerated options is $363,020 based on the price of $24.31 per share, which was the closing price of our common stock on the NYSE December 31, 2007 and exercise prices of $15.00 per share (with respect to 35,000 shares), $19.85 per share (with respect to 8,334 shares), $30.89 per share (with respect to 8,333 shares) and $24.31 per share (with respect to 5,000 shares). In the event Mr. Foley's employment is terminated by reason of death or Disability, the options that would otherwise become exercisable during the six-month period following the date of termination will become exercisable on such date, and if such six-month period would end before the next vesting date, a pro rata portion of the unexercisable options (51,667 shares) that otherwise would become exercisable on such date will become exercisable on the date of termination. In addition, any portion of the options that have become exercisable will remain exercisable until the earlier of (i) the expiration date of the option and (ii) the second January 1 following the date of termination. The value of such accelerated options is $363,020 based on the price of $24.31 per share, which was the closing price of our common stock on the NYSE on December 31, 2007 and exercise prices of $15.00 per share (with respect to 35,000 shares), $19.85 per share (with respect to 8,334 shares) and $30.89 per share (with respect to 8,333 shares). If Mr. Foley is terminated by our Manager for Cause, he will not be entitled to exercise any options after the date of termination; *provided, however,* in the event that our Manager terminates Mr. Foley for failure to competently perform his duties or Mr. Foley terminates his employment without Good Reason, options that have become exercisable will remain exercisable for three months following the date of termination (but in no event after the expiration date of the option).

Andrew Mathias. Mr. Mathias received an option to purchase 55,000 shares of our common stock on August 2, 2004 with an exercise price of $15.00 per share, all of which vested as of December 31, 2007. He also received an option to purchase 25,000 shares of our common stock on April 20, 2005 with an exercise price of $19.85 per share, which also vest in three equal annual installments beginning on April 20, 2006. In addition, Mr. Mathias received an option to purchase 20,000 shares of our common stock on January 2, 2007, with an exercise price of $30.89 per share, which vest in three equal annual installments beginning on January 2, 2008, and an option to purchase 15,000 shares of our common stock on December 31, 2007, with an exercise price of $24.31 per share, which also vest in three equal annual installments beginning on December 31, 2007. Each option has a term of ten years and expires on the tenth anniversary of the date of the grant. As of December 31, 2007, options to purchase 76,666 shares of our common stock have vested. If Mr. Mathias is terminated by SL Green Realty Corp. for Cause, or by him without Good Reason, all unexercised and unvested options will terminate and expire on the date of termination. In the event Mr. Mathias is terminated by SL Green Realty Corp. without Cause, or by him with Good Reason, all of his unvested stock options (38,334 shares) will become exercisable on the date of termination resulting in a total value to be received of $37,170. Any unexercised stock options granted to Mr. Mathias shall remain exercisable until the second January 2 following the date of termination, or, if earlier, the expiration of the initial applicable term stated at the time of the grant. If Mr. Mathias is terminated in connection with a Change of Control, all of the unvested stock options (38,334 shares) will become exercisable on the date of termination resulting in a total value to be received of $37,170. f Mr. Mathias is terminated due to death or Disability, (i) any portion of stock options that would otherwise become exercisable during the six-month period following the date of termination will become exercisable on such date and (ii) if such six-month period would end before the next vesting date, a pro rata portion of the unexercisable stock options (15,000 shares) that otherwise would become exercisable on such date will be exercisable on the date of termination resulting in a total value to be received of $37,170. Furthermore, upon such disability or death, any vested unexercised stock options granted to Mr. Mathias shall remain vested and exercisable until the earlier of (i) the date on which the term of such stock options otherwise would have expired, or (ii) the second January 1 after the date of termination due to his disability.

Gregory F. Hughes. Mr. Hughes received an option to purchase 35,000 shares of our common stock on August 2, 2004 with an exercise price of $15.00 per share, all of which have vested as of December 31, 2007. He also received an option to purchase 15,000 shares of our common stock on April 20, 2005 with an exercise price of $19.85 per share, which also vest in three equal annual installments beginning on April 20, 2006. In addition, Mr. Hughes received an option to purchase 20,000 shares of our common stock on January 2, 2007, with an exercise price of $30.89 per share, which vest in three equal annual installments beginning on January 2, 2008, and an option to purchase 15,000 shares of our common stock on December 31, 2007, with an exercise price of $24.31 per share, which also vest in three equal annual installments beginning on December 31, 2007. Each option has a term of ten years and expires on the tenth anniversary of the date of the grant. As of December 31, 2007, options to purchase 50,000 shares of our common stock have vested. If Mr. Hughes is terminated by SL Green Realty Corp. for Cause, or by him without Good Reason, all unexercised and unvested options will terminate and expire on the date of termination. In the event Mr. Hughes is terminated by SL Green Realty Corp. without Cause, or by him with Good Reason, all of his unvested stock options

(35,000 shares) will become exercisable on the date of termination resulting in a total value to be received of $22,300. Any unexercised stock options granted to Mr. Hughes shall remain exercisable until the second January 2 following the date of termination, or, if earlier, the expiration of the initial applicable term stated at the time of the grant. If Mr. Hughes is terminated in connection with a Change of Control, all of the unvested stock options (35,000 shares) will become exercisable on the date of termination resulting in a total value to be received of $22,300. If Mr. Hughes is terminated due to death or Disability, (i) any portion of stock options that would otherwise become exercisable during the six-month period following the date of termination will become exercisable on such date and (ii) if such six-month period would end before the next vesting date, a pro rata portion of the unexercisable stock options (16,667 shares) that otherwise would become exercisable on such date will be exercisable on the date of termination resulting in a total value to be received of $22,300. Furthermore, upon such disability or death, any vested unexercised stock options granted to Mr. Hughes shall remain vested and exercisable until the earlier of (i) the date on which the term of such stock options otherwise would have expired, or (ii) the second January 1 after the date of termination due to his disability.

Former Executive Officer

Hugh F. Hall. On April 16, 2008, Mr. Hall resigned as our chief operating officer and one of our Class I directors.

2005 Long-Term Outperformance Program Award Agreement. Mr. Hall entered into the 2005 Long-Term Outperformance Program Award Agreement with our company and the Operating Partnership on December 14, 2005. Pursuant to the agreement, Mr. Hall was granted a total of 362,902.50 LTIP Units in the Operating Partnership. If Mr. Hall ceases to be an officer of our company due to (i) termination by our company of our Manager as the external manager and advisor of our company, (ii) a termination without Cause by us or (iii) resignation by Mr. Hall as a result of termination without Cause by our Manager or he resigns from our Manager with Good Reason, he will be treated for all purposes, including vesting of the LTIP Units, as if he had remained as an officer of our company for 12 months after the date of termination. All unvested LTIP Units that have not been previously forfeited will vest immediately upon the occurrence of such Change of Control and a measurement date will be created upon the occurrence of such Change of Control. In the event Mr. Hall ceases to be an officer of our company as a result of his death or Disability, all of the LTIP Units will automatically and immediately vest and a measurement date will be created as if a Change of Control occurred. The accelerated vesting of the LTIP Units and resulting creation of a measurement date in connection with a Change of Control, death or Disability results in a total value to be received of $3,341,269. If Mr. Hall is terminated for any other reason, all of the unvested LTIP Units will automatically and immediately be forfeited. When Mr. Hall resigned on April 16, 2008, all of Mr. Hall's unvested LTIP Units (362,902.50 LTIP Units) were automatically and immediately forfeited.

Restricted Stock Award Agreement. Mr. Hall received a grant of 25,000 shares of restricted stock on August 2, 2004, which vest in four equal annual installments beginning on June 30, 2005. In addition, Mr. Hall received a grant of 30,000 shares of restricted stock on January 2, 2007, of which 4,962 shares vested immediately upon grant and the remaining 25,038 shares will vest in two equal annual installments beginning on January 2, 2008. Moreover, Mr. Hall also received a grant of 10,000 shares of restricted stock on December 31, 2007, which vest in three equal annual installments beginning on December 31, 2007. As of December 31, 2007, 27,046 shares of restricted stock have been vested. If Mr. Hall's employment is terminated other than by him without Good Reason, other than by our Manager for Cause, and other than by reason of death or Disability, any issued but unvested restricted stock (37,954 shares) would otherwise become vested during the two-year period following Mr. Hall's termination will become vested on the date of termination. The value of such acceleration is $922,661 based on the price of $24.31 per share, which was the closing price of our common stock on the NYSE on December 31, 2007. In the event Mr. Hall's employment is terminated by our Manager for Cause or by him without Good Reason, all unvested restricted stock (37,954 shares) will automatically be forfeited. If Mr. Hall is terminated due to his death or Disability, (i) any portion of restricted stock that would otherwise vest during the six-month period following the date of termination will vest on such date and (ii) if such six-month period would end before the next vesting date, a pro rata portion of the unvested restricted stock (18,769 shares) that otherwise would become vested on such date will be vested on the date of termination. The value of such acceleration is $456,274 based on the price of $24.31 per share, which was the closing price of our common stock on the NYSE on December 31, 2007. As of April 16, 2008, 39,565 shares of restricted stock have vested. When Mr. Hall resigned on April 16, 2008, his separation agreement with us provided that all of his shares of restricted stock scheduled to vest on or before August 2, 2008 will vest on the date for which they are currently provided so long as Mr. Hall has not breached any provisions under the separation agreement through such date and all other unvested restricted stock awards were to be forfeited. Therefore, an additional 6,250 shares of restricted stock will vest on June 30, 2008 and a total of 45,815 shares of restricted stock awarded to Mr. Hall will have vested as of August 2, 2008.

Option Award Agreement. Mr. Hall received an option to purchase 125,000 shares of our common stock on August 2, 2004 with an exercise price of $15.00 per share, which vest in four equal annual installments beginning on June 30, 2005. He also received an option to purchase 25,000 shares of our common stock on April 20, 2005, with an exercise price of $19.85 per share, which vest in three equal annual installments beginning on April 20, 2006. In addition, Mr. Hughes received an option to purchase 25,000 shares of our common stock on January 2, 2007, with an exercise price of $30.89 per share, which vest in three equal annual installments beginning on January 2, 2008, and an option to purchase 15,000 shares of our common stock on December 31, 2007, with an exercise price of $24.31 per share, which also vest in three equal annual installments beginning on December 31, 2007. Each option has a term of ten years and expires on the tenth anniversary of the date of the grant. As of December 31, 2007, options to purchase 115,416 shares of our common stock have been vested. If Mr. Hall's employment is terminated other than by him without Good Reason, other than by our Manager for Cause, and other than by reason of death or Disability, the options that would otherwise be exercisable during the two-year period following the date of termination will become exercisable on such date (66,251 shares) and the options that have become exercisable will remain exercisable for six months following the date of termination. The value of such accelerated options is $328,108 based on the price of $24.31 per share, which was the closing price of our common stock on the NYSE December 31, 2007 and exercise prices of $15.00 per share (with respect to 31,250 shares), $19.85 per share (with respect to 8,334 shares), $30.89 per share (with respect to 16,667 shares) and $24.31 per share (with respect to 10,000 shares). In the event Mr. Hall's employment is terminated by reason of death or Disability, the options that would otherwise become exercisable during the six-month period following the date of termination will become exercisable on such date, and if such six-month period would end before the next vesting date, a pro rata portion of the unexercisable options (47,917 shares) that otherwise would become exercisable on such date will become exercisable on the date of termination. In addition, any portion of the options that have become exercisable will remain exercisable until the earlier of (i) the expiration date of the option and (ii) the second January 1 following the date of termination. The value of such accelerated options is $328,108 based on the price of $24.31 per share, which was the closing price of our common stock on the NYSE on December 31, 2007 and exercise prices of $15.00 per share (with respect to 31,250 shares), $19.85 per share (with respect to 8,334 shares) and $30.89 per share (with respect to 8,333 shares). If Mr. Hall is terminated by our Manager for Cause, he will not be entitled to exercise any options after the date of termination; *provided*, *however*, in the event that our Manager terminates Mr. Hall for failure to competently perform his duties or Mr. Hall terminates his employment without Good Reason, options that have become exercisable will remain exercisable for three months following the date of termination (but in no event after the expiration date of the option). As of April 16, 2008, options to purchase 132,083 shares of our common stock have vested. When Mr. Hall resigned on April 16, 2008, his separation agreement with us provided that all of his option awards scheduled to vest on or before August 2, 2008 would vest upon the effectiveness of the separation agreement, which occurred on April 24, 2008, and all other unvested option awards were to be forfeited and will not be exercisable. Therefore, options to purchase an additional 8,334 shares of our common stock at an exercise price of $19.83 per share that were scheduled to vest on April 20, 2008 and options to purchase an additional 31,250 shares of our common stock at an exercise price of $15.00 per share that were scheduled to vest on June 30, 2008 vested on April 24, 2008. The value of such accelerated options is $117,188 based on the price of $18.75 per share, which was the closing price of our common stock on April 24, 2008. These options will be exercisable within 90 days from the date of Mr. Hall's resignation and will expire thereafter.

Severance Agreement

Mr. Roche was a consultant to us from February 2008 to April 16, 2008 when he was named our chief financial officer. In connection with his appointment, we granted Mr. Roche 60,000 shares of restricted stock and options to purchase 50,000 shares of our common stock. The restricted stock award will vest in three annual installments of 16,250 shares, 16,250 shares and 27,500 shares beginning on April 16, 2009, subject to certain conditions. The options have an exercise price of $18.98 per share and will vest in three equal annual installments beginning on April 16, 2009. Furthermore, Mr. Roche entered into a severance agreement with us pursuant to which he will be entitled to receive certain benefits upon the termination of his employment with our Manager. The severance agreement provides for an original term of three years with one automatic one-year extension and subsequent automatic six-month extensions, unless either party gives the other party at least three-months written notice that the agreement is not to be extended. Pursuant to the severance agreement, if Mr. Roche's employment with our Manager is terminated by our Manager without "Cause" or by Mr. Roche with "Good Reason" (as such terms are defined in Mr. Roche's employment agreement with our Manager as in effect from time to time), Mr. Roche will be credited with 12 months of additional vesting under all equity awards granted to him by us, other than those made under outperformance plans. In addition, if Mr. Roche's employment with our Manager is terminated due to his death or disability, he will be credited with 12 months of additional vesting under all equity awards granted to him by us, other than those made under outperformance plans.

Equity Compensation Plan Information

The following table summarizes information, as of December 31, 2007, relating to our equity compensation plans pursuant to which shares of our common stock or other equity securities may be granted from time to time.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders(1)	1,428,169	$22.82	1,146,181
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	1,428,169	$22.82	1,146,181

(1) Includes information related to our 2004 Equity Incentive Plan.

Equity Incentive Plan

At the July 2004 meeting of our Board of Directors, our Board adopted, and our stockholders ratified, a long-term, ten-year compensation program for certain co-leased employees, directors, officers, advisors, consultants and other personnel, including our Manager and employees of our Manager and SL Green Realty Corp., and any of our joint venture affiliates or those of SL Green Realty Corp. Of the options or stock that have not been granted at the time of the initial public offering, our Compensation Committee shall have the right to make such awards in the form of equity incentive compensation on such terms as our Compensation Committee may deem appropriate. Our Compensation Committee has the authority to administer and interpret the equity incentive plan, to authorize the granting of awards, to determine the eligibility of certain co-leased employees, directors, officers, advisors, consultants and other personnel, including our Manager and employees of our Manager and SL Green Realty Corp., and any of our joint venture affiliates or those of SL Green Realty Corp. to receive an award, to determine the number of shares of common stock to be converted by each award, to determine the terms, provisions and conditions of each award, to prescribe the form of instruments evidencing awards and to take any other actions and make all other determinations that it deems necessary or appropriate. Our Compensation Committee, in its discretion, may delegate to our Chief Executive Officer all or part of the Committee's authority and duties with respect to awards; *provided, however*, that we may not delegate its authority and duties with respect to awards that have been, or will be, granted to our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Credit Officer or President or any Executive Vice President.

Subject to adjustment upon certain corporate transactions or events, up to a maximum of 6,250,000 shares, but not more than 10% of the common stock outstanding at the time of the grant, may be subject to stock options, restricted stock, phantom stock and dividend equivalent rights under the equity incentive plan. The maximum number of shares of common stock that may underlie awards, other than options, to any eligible person in any one year, shall not exceed 200,000. In addition, subject to adjustment upon certain corporate transactions or events, a participant may not receive options for more than 300,000 shares of our common stock in one year. Any common stock withheld or surrendered by plan participants in connection with the payment of an option exercise price or in connection with tax withholding will not count towards the share limitation and will be available for issuance under the equity incentive plan. If an option or other award granted under the equity incentive plan expires or terminates, the common stock subject to any portion of the award that expires or terminates without having been exercised or paid, as the case may be, will again become available for the issuance of additional awards. Unless the equity incentive plan is previously terminated by our Board of Directors, no new award may be granted under the equity incentive plan after the tenth anniversary of the date that such plan was initially approved by our Board of Directors. No award may be granted under our equity incentive plan to any person who, assuming exercise of all options and payment of all awards held by such person, would own or be deemed to own more than 9.8% of our outstanding common stock. At December 31, 2007, approximately 1,146,181 shares of common stock were available for issuance under the Equity Incentive Plan.

Outperformance Plan

In June 2005, our Compensation Committee approved a long-term incentive compensation program, the 2005 Outperformance Plan. Participants in the 2005 Outperformance Plan, all of whom are co-leased employees, will share in a "performance pool" if our total return to stockholders for the period from June 1, 2005 through May 31, 2008 exceeds a cumulative total return to stockholders of 30% during the measurement period over a base share price of $20.21 per share. The size of the pool will be 10% of the outperformance amount in excess of the 30% benchmark, subject to a maximum limit equal to the lesser of 4% of our outstanding shares and units of limited partnership interest as of the end of the performance period, or 1,200,000 shares. If our total return to stockholders from June 1,

2005 to any subsequent date exceeds 80% and remains at that level or higher for 30 consecutive days, then a minimum performance pool will be established. In the event the potential performance pool reaches the maximum dilution cap before May 31, 2008 and remains at that level or higher for 30 consecutive days, the performance period will end early and the pool will be formed on the last day of such 30 day period. Each participant's award under our 2005 Outperformance Plan is designated as a specified percentage of the aggregate performance pool to be allocated to such participant assuming the 30% benchmark is achieved. Individual awards under our 2005 Outperformance Plan will be made in the form of partnership units, or LTIP Units, that may ultimately become exchangeable for shares of our common stock or cash, at our election. Under the 2005 Outperformance Plan, LTIP Units have been granted and additional LTIP Units may be granted in the future prior to the determination of the performance pool; however, they will only vest upon satisfaction of performance and other thresholds, and will not be entitled to distributions until after the performance pool, or minimum performance pool, is established. Our 2005 Outperformance Plan provides that if a pool is established, each participant will also be entitled to the distributions that would have been paid on the number of LTIP Units earned, had they been issued at the beginning of the performance period. Those distributions will be paid in the form of additional LTIP Units. Once a performance pool has been established, the earned LTIP Units will receive regular quarterly distributions on a per unit basis equal to the dividends per share paid on our common stock, whether or not they are vested. Any LTIP Units that are not earned upon the establishment of the performance pool will be automatically forfeited, and the LTIP Units that are earned will be subject to time-based vesting, with 50% of the LTIP Units earned vesting in May 2009 and the balance vesting one year later based on continued employment with our Manager or SL Green Realty Corp. In the event of a change in control of our company prior to June 1, 2006, the performance period will be shortened to end on a date immediately prior to such event and the cumulative stockholder return benchmark will be adjusted on a pro rata basis. In the event of a change in control of our company on or after June 1, 2006 but before May 31, 2008, the performance pool will be calculated assuming the performance period ended on May 31, 2008 and the total return continued at the same annualized rate from the date of the change in control to May 31, 2008 as was achieved from June 1, 2005 to the date of the change in control; *provided* that the performance pool may not exceed 200% of what it would have been if it was calculated using the total return from June 1, 2005 to the date of the change in control and a pro rated benchmark. In either case, the performance pool will be formed as described above if the adjusted benchmark target is achieved and fully vested awards will be issued. If a change in control occurs after the performance period has ended, all unvested awards issued under the 2005 Outperformance Plan will fully vest upon the change in control.

Compensation Committee Interlocks and Insider Participation

There are no Compensation Committee interlocks and none of our co-leased employees participate on our Compensation Committee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common stock, as of April 20, 2008, for (1) each person known to us to be the beneficial owner of more than 5% of our outstanding common stock based on the Schedule 13D, Schedule 13G, or any amendments thereto, filed with the SEC, (2) each of our directors and nominees for director, (3) each of our named executive officers who is not a director (including John B. Roche who is not a named executive officer for the fiscal year ended December 31, 2007) and (4) our directors, nominees for director and executive officers as a group. Except as otherwise described in the notes below, the following beneficial owners have sole voting power and sole investment power with respect to all shares of common stock set forth opposite their respective names.

In accordance with SEC rules, each listed person's beneficial ownership includes:

- all shares the investor actually owns beneficially or of record;
- all shares over which the investor has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund); and
- all shares the investor has the right to acquire within 60 days (such as upon exercise of options that are currently vested or which are scheduled to vest within 60 days) after April 20, 2008.

Unless otherwise indicated, all shares are owned directly and the indicated person has sole voting and investment power.

Name**	Amount And Nature of Beneficial Ownership of Common Stock	Percent of Total (1)
SL Green Realty Corp. and SL Green Operating Partnership, L.P.	8,119,370(2)	15.86%
Stephen L. Green	156,000(3)	*
Marc Holliday	281,666(4)	*
Hugh F. Hall(5)	141,648(6)	*
Robert R. Foley(7)	206,504(8)	*
John B. Roche(7)	61,000	*
Andrew Mathias	229,666(9)	*
Gregory F. Hughes	120,666(10)	*
Allan J. Baum	28,228(11)	*
Jeffrey E. Kelter	31,001(12)	*
Paul J. Konigsberg	35,336(13)	*
Charles S. Laven	26,727(14)	*
All Directors and Executive Officers as a Group (11 Persons)	1,318,442	2.58%
Morgan Stanley	3,957,699(15)	7.73%

* Less than 1% of class.

** Unless otherwise indicated, the business address is 420 Lexington Avenue, New York, New York 10170-1881.

(1) As of April 20, 2008, 51,187,716 shares of common stock were outstanding.

(2) Based solely on information contained in Schedule 13G/A filed jointly by SL Green Realty Corp. and SL Green Operating Partnership, L.P. on January 23, 2008. SL Green Realty Corp. and SL Green Operating Partnership, L.P. have shared voting and dispositive power over 7,624,583 shares of common stock.

(3) Includes 50,000 shares of common stock issuable upon exercise of options.

(4) Includes 86,666 shares of common stock issuable upon exercise of options. Excludes all LTIP Units issued under the 2005 Outperformance Plan.

(5) On April 16, 2008, Mr. Hall resigned as our chief operating officer and one of our Class I directors.

(6) Includes 61,250 shares of common stock issuable upon exercise of options. Excludes all LTIP Units issued under the 2005 Outperformance Plan.

(7) On April 16, 2008, in connection with Mr. Hall's resignation as our chief operating officer, Mr. Foley was appointed our chief operating officer and Mr. Roche was appointed our new chief financial officer.

(8) Includes 108,333 shares of common stock issuable upon exercise of options. Excludes all LTIP Units issued under the 2005 Outperformance Plan.

(9) Includes 73,333 shares of common stock issuable upon exercise of options. Excludes all LTIP Units issued under the 2005 Outperformance Plan.

(10) Includes 50,000 shares of common stock issuable upon exercise of options. Excludes all LTIP Units issued under the 2005 Outperformance Plan.

(11) Includes 17,500 shares of common stock issuable upon exercise of options and 8227.60 phantom units.

(12) Includes 17,500 shares of common stock issuable upon exercise of options and 11,001.07 phantom units.

(13) Includes 17,500 shares of common stock issuable upon exercise of options and 7,335,86 phantom units.

(14) Includes 17,500 shares of common stock issuable upon exercise of options and 5,226.80 phantom units.

(15) The business address for this stockholder is 1585 Broadway, New York, NY 10036. Based solely on information contained in Schedule 13D/A filed jointly by Morgan Stanley, SSF III Gemini, LP, SSF III Gemini GP, LLC, Morgan Stanley Real Estate Special Situation Fund III, L.P., Morgan Stanley Real Estate Special Situation III-GP, L.L.C., MSRESS III Manager, L.L.C. and MSRESS III, Inc. (collectively, "Morgan Stanley") on April 7, 2008. Morgan Stanley has shared voting and dispositive power over 3,957,699 shares of common stock.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC and the NYSE. Officers, directors and persons who own more than 10% of a registered class of our equity securities are required to furnish us with copies of all Section 16(a) forms that they file. To our knowledge, based solely on review of the copies of such reports furnished to us, all Section 16(a) filing requirements applicable to our executive officers, directors and persons who own more than 10% of a registered class of our equity securities were filed on a timely basis, except that Morgan Stanley and its affiliates, a stockholder who owns more than 10% of our common stock, did not timely file one Form 3 to report one transaction and one Form 4 to report three transactions.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policies and Procedures With Respect to Related Party Transactions

It is the policy of our Board of Directors that all related party transactions (generally, transactions involving amounts exceeding $120,000 in which a related party (directors and executive officers or their immediate family members, or stockholders owning 5% of more of our outstanding stock)) shall be subject to approval or ratification in accordance with the following procedures.

Our Nominating and Corporate Governance Committee shall review the material facts of all related party transactions that require its approval and either approve or disapprove of the entry into the related party transaction, subject to some exceptions. If advance approval of a related party transaction is not feasible, then the related party transaction shall be considered and, if our Nominating and Corporate Governance Committee determines it to be appropriate, ratified at the next regularly scheduled meeting of our Nominating and Corporate Governance Committee. In determining whether to approve or ratify a related party transaction, our Nominating and Corporate Governance Committee will take into account, among other factors it deems appropriate, whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party's interest in the transaction.

No director shall participate in any discussion or approval of a related party transaction for which he or she is a related party, except that the director shall provide all material information concerning the related party transaction to our Nominating and Corporate Governance Committee.

If a related party transaction will be ongoing, our Nominating and Corporate Governance Committee may establish guidelines for our management to follow in its ongoing dealings with the related party. Thereafter, our Nominating and Corporate Governance Committee, on at least an annual basis, shall review and assess ongoing relationships with the related party to see that they are in compliance with our Nominating and Corporate Governance Committee's guidelines and that the related party transaction remains appropriate.

All related party transactions shall be disclosed in our applicable filings with the SEC as required under SEC rules.

Management Agreement

In connection with our initial public offering, we entered into a management agreement with our Manager, which was subsequently amended and restated in April 2006 and further amended in September 2007. The management agreement provides for a term through December 2009 with automatic one-year extension options and is subject to certain termination rights. We pay our Manager an annual management fee equal to 1.75% of our gross stockholders equity (as defined in the management agreement) inclusive of our trust preferred securities. We incurred expense to our Manager under this agreement of an aggregate of $13,135,000, $10,147,000 and $6,337,000 for the years ended December 31, 2007 and 2006 and 2005, respectively.

To provide an incentive to enhance the value of our common stock, the holders of the Class B limited partner interests of our Operating Partnership are entitled to an incentive return equal to 25% of the amount by which funds from operations plus certain accounting gains and losses (as defined in the partnership agreement of our Operating Partnership) exceed the product of our weighted average stockholders equity (as defined in the partnership agreement of our Operating Partnership) multiplied by 9.5% (divided by four to adjust for quarterly calculations). We will record any distributions on the Class B limited partner interests as an incentive distribution expense in the period when earned and when payments of such amounts have become probable and reasonably estimable in accordance with the partnership agreement. We incurred $32,235,000, $7,609,000 and $2,276,000 with respect to such Class B limited partner interests for the years ended December 31, 2007, 2006 and 2005.

Asset Servicing Agreement and Outsource Agreement

We are obligated to reimburse our Manager for its costs incurred under an asset servicing agreement between our Manager and an affiliate of SL Green Operating Partnership, L.P. and a separate outsource agreement between our Manager and SL Green Operating Partnership, L.P. The asset servicing agreement, which was amended and restated in April 2006, provides for an annual fee payable to SL Green Operating Partnership, L.P. by us of 0.05% of the book value of all credit tenant lease assets and non-investment grade bonds and 0.15% of the book value of all other assets. The asset servicing fee may be reduced by SL Green Operating Partnership, L.P. for fees paid directly to outside servicers by us. The outsource agreement currently provides for an annual fee payable by us, which fee is currently $1,366,000 per year, increasing 3% annually over the prior year on the anniversary date of the outsource agreement in August of each year. For the years ended December 31, 2007, 2006 and 2005, we realized expense of $1,343,000, $1,304,000 and $1,266,000, respectively, to our Manager under the outsource agreement. For the years ended December 31, 2007, 2006 and 2005, we realized expense of $3,564,000, $2,349,000 and $1,037,000, respectively, to our Manager under the asset servicing agreement.

Collateral Management Agreement

Our collateralized debt obligations, or CDOs, were closed in July 2005, August 2006 and August 2007. The CDO that closed in 2005 was issued through two indirect subsidiaries, Gramercy Real Estate CDO 2005-1 Ltd., or the 2005 Issuer, and Gramercy Real Estate CDO 2005-1 LLC, or the 2005 Co-Issuer. The CDO that closed in 2006 was also issued through two indirect subsidiaries, Gramercy Real Estate CDO 2006-1 Ltd., or the 2006 Issuer, and Gramercy Real Estate CDO 2006-1 LLC, or the 2006 Co-Issuer. The CDO that closed in 2007 was also issued through two indirect subsidiaries, Gramercy Real Estate CDO 2007-1 LTD., or the 2007 Issuer, and Gramercy Real Estate CDO 2007-1 LLC, or the 2007 Co-Issuer. The 2005 Issuer, 2006 Issuer, 2007 Issuer, 2005 Co-Issuer, 2006 Co-Issuer, and 2007 Co-Issuer are subsidiaries of our private REITs, Gramercy Investment Trust and Gramercy Investment Trust II. Our Operating Partnership holds all shares of common stock and controls all of the management and operations of the private REIT's. At December 31, 2007, the private REITs and all subsidiaries of the private REITs were consolidated into our financial results.

In connection with the closing of our first CDO in July 2005, the 2005 Issuer entered into a collateral management agreement with our Manager. Pursuant to the collateral management agreement, our Manager has agreed to provide certain advisory and administrative services in relation to the collateral debt securities and other eligible investments securing the CDO notes. The collateral management agreement provides for a senior collateral management fee, payable quarterly in accordance with the priority of payments as set forth in the indenture, equal to 0.15% per annum of the net outstanding portfolio balance, and a subordinate collateral management fee, payable quarterly in accordance with the priority of payments as set forth in the indenture, equal to 0.25% per annum of the net outstanding portfolio balance. Net outstanding portfolio balance is the sum of the (i) aggregate principal balance of the collateral debt securities, excluding defaulted securities, (ii) aggregate principal balance of all principal proceeds held as cash and eligible investments in certain accounts, and (iii) with respect to the defaulted securities, the calculation amount of such defaulted securities. As compensation for the performance of its obligations as collateral manager under the first CDO, our Board of Directors has allocated to our Manager the subordinate collateral management fee paid on securities issued by the CDO but not held by us. At December 31, 2007 and December 31, 2006, we owned all of the non-investment grade bonds, preferred equity and equity in each of our three CDOs. The senior collateral management fee and balance of the subordinate collateral management fee is allocated to us. For the years ended December 31, 2007, 2006 and 2005, we realized expense of approximately $2.1 million, $2.1 million and $0.9 million, respectively, to our Manager under such collateral management agreement.

Except for the 2005 CDO, fees payable in connection with CDOs or other securitization vehicles are governed by the amended and restated management agreement. Pursuant to that agreement, if a collateral manager is retained as part of the formation of a CDO or other securitization vehicle, our Manager or an affiliate will be the collateral manager and will receive the following fees: (i) 0.25% per annum of the principal amount outstanding of bonds issued by a managed transitional CDO that are owned by third-party investors unaffiliated with us or our Manager, which CDO is structured to own loans secured by transitional properties, (ii) 0.15% per annum of the book value of the principal amount outstanding of bonds issued by a managed non-transitional CDO that are owned by third-party investors unaffiliated with us or our Manager, which CDOs structured to own loans secured by non-transitional properties, (iii) 0.10% per annum of the principal amount outstanding of bonds issued by a static CDO that are owned by third party investors unaffiliated with us or our Manager, which CDO is structured to own non-investment grade bonds, and (iv) 0.05% per annum of the principal amount outstanding of bonds issued by a static CDO that are owned by third-party investors unaffiliated with us or our Manager, which CDO is structured to own investment grade bonds. For the purposes of the management agreement, a "managed transitional" CDO means a CDO that is actively managed, has a reinvestment period and is structured to own debt collateral secured primarily by non-stabilized real estate assets that are expected to experience substantial net operating income growth, and a "managed non-transitional" CDO means a CDO that is actively managed, has a reinvestment period and is structured to own debt collateral secured primarily by non-stabilized real estate assets that are expected to experience substantial net operating income growth, and a "managed non-transitional" CDO means a CDO that is actively managed, has a reinvestment period and is structured to own debt collateral secured primarily by stabilized real estate assets that are not expected to experience substantial net operating income growth. Both "managed transitional" and "managed non-transitional" CDOs may at any given time during the reinvestment period of the respective vehicles invest in and own non-debt collateral (in limited quantity) as defined by the respective indentures. If any fees are paid to the collateral manager in excess of the fee structure provided for above, such fees are paid to us. For the year ended December 31, 2007 and 2006 we realized expense of approximately $2.3 million and $0.8 million, respectively, to our Manager under this agreement related to the 2006 CDO. With respect to the CDO which closed in August, 2007, we realized expense of approximately $0.3 million to our Manager.

One Madison Avenue

In April 2005, we closed on a $57,503,000 initial investment in a joint venture with SL Green Realty Corp. to acquire, own and operate the South Building located at One Madison Avenue, New York, New York, or the South Building. The joint venture, which was created to acquire, own and operate the South Building, was owned 45% by a wholly-owned subsidiary of us and 55% by a wholly-owned subsidiary of SL Green Realty Corp.. The joint venture interests are *pari passu.* Also in April 2005, the joint venture completed the acquisition of the South Building from Metropolitan Life Insurance Company for the purchase price of approximately $802,800,000 plus closing costs, financed in part through a $690,000,000 first mortgage loan on the South Building. The South Building comprises approximately 1.2 million square feet and is almost entirely net leased to Credit Suisse Securities (USA) LLC (CS) pursuant to a lease with a 15-year remaining term. In August 2007 we sold our entire investment in the joint venture to SL Green Realty Corp. for approximately $147.2 million and realized a gain of $92,235,000. In August 2007, an affiliate of SL Green Realty Corp. loaned approximately $147.2 million to our Operating Partnership. This loan was to be repaid with interest at an annual rate of 5.80% on the earlier of September 1, 2007 or the closing of the sale of our 45% interest in One Madison Avenue. As a result of the sale of our interest in August 2007, the loan was repaid with interest on such date.

Leases

Commencing in May 2005 we are party to a lease agreement with SLG Graybar Sublease LLC, an affiliate of SL Green Realty Corp., for our corporate offices at 420 Lexington Avenue, New York, New York. The lease is for approximately five thousand square feet with an option to lease an additional approximately two thousand square feet and carries a term of ten years with rents on the entire seven thousand square feet of approximately $249,000 per annum for year one rising to $315,000 per annum in year ten. For the years ended December 31, 2007, 2006 and 2005, we paid $235,000, $252,000 and $90,000 under this lease, respectively.

Messenger Services

Bright Star Couriers LLC, or Bright Star, provides messenger services to us. Bright Star is owned by Gary Green, a son of Stephen L. Green, our Chairman. The aggregate amount of fees paid by us for such services for the years ended December 31, 2007, 2006 and 2005 was $5,000, $7,000 and $3,000, respectively.

SL Green Operating Partnership, L.P. and SL Green Realty Corp. Interests in Gramercy Investments

In July 2005, we closed on the purchase from an SL Green Realty Corp. affiliate of a $40,000,000 mezzanine loan which bears interest at 11.20%. As part of that sale, the seller retained an interest-only participation. We have determined that the yield on our mezzanine loan after giving effect to the interest-only participation retained by the seller is at market. The mezzanine loan is secured by the equity interests in an office property in New York, New York.

In February 2006, we closed on the purchase of a $90,000,000 whole loan, which bears interest at one-month LIBOR plus 2.15%, to a joint venture in which SL Green Realty Corp. is an equity holder. The loan is secured by 55 Corporate Drive in Bridgewater, New Jersey. The loan was repaid in full in June 2006 with the proceeds from new mortgage financing obtained in connection with the sale of the property, 49.75% of which is now owned by us through a tenancy in common, or TIC, structure.

In March 2006, we closed on the purchase of a $25,000,000 mezzanine loan, which bears interest at one-month LIBOR plus 8.00%, to a joint venture in which SL Green Realty Corp. is an equity holder. The mezzanine loan was repaid in full in May 2006, when we originated a $90,287,000 whole loan, which bears interest at one-month LIBOR plus 2.75%, to the joint venture. The loan is secured by office and industrial properties in northern New Jersey and has a book value of $90,389,000 and $90,049,000 as of December 31, 2007 and 2006, respectively.

In June 2006, we closed on the acquisition of a 49.75% TIC interest in 55 Corporate Drive, located in Bridgewater, New Jersey with a 0.25% interest to be acquired in the future. The remaining 50% of the property is owned as a TIC interest by an affiliate of SL Green Operating Partnership, L.P. The property is comprised of three buildings totaling approximately six hundred and seventy thousand square feet which is 100% net leased to an entity whose obligations are guaranteed by Sanofi-Aventis Group through April 2023. The transaction was valued at $236,000,000 and was financed with a $190,000,000, ten-year, fixed-rate first mortgage loan.

In August 2006, we acquired from a financial institution a 50% pari-passu interest in a $65,000,000 preferred equity investment secured by an office property in New York, New York. An affiliate of SL Green Realty Corp. simultaneously acquired and owns the other 50% pari-passu interest.

In December 2006, we acquired from a financial institution a pari-passu interest of $125,000,000 in a $200,000,000 mezzanine loan, which bears interest at 6.384% and is secured by a multi-family portfolio in New York, New York. An affiliate of SL Green Realty Corp. simultaneously acquired the remaining $75,000,000 pari-passu interest in the mezzanine loan.

During the year ended December 31, 2006, we earned fees of $163,000 from SL Green Realty Corp. representing SL Green Realty Corp.'s proportionate share of fees for financing and structural advisory services related to a specific potential transaction.

In January 2007, we originated two mezzanine loans totaling $200,000,000. The $150,000,000 loan was secured by a pledge of cash flow distributions and partial equity interests in a portfolio of multi-family properties and bore interest at one-month LIBOR plus 6.00%. The $50,000,000 loan was initially secured by cash flow distributions and partial equity interests in an office property. On March 8, 2007 the $50,000,000 loan was increased by $31,000,000 when the existing mortgage loan on the property was defeased, upon which event our loan became secured by a first mortgage lien on the property and was reclassified as a whole loan. The whole loan currently bears interest at one-month LIBOR plus 6.00% for the initial funding and one-month LIBOR plus 1.00% for the subsequent funding. At closing, an affiliate of SL Green Realty Corp. acquired from us and held a 15.15% pari-passu interest in the mezzanine loan and the whole loan. As of December 31, 2007, our interest in the whole loan had a carrying value of $65,033,000. The investment in the mezzanine loan was repaid in full in September 2007.

In March 2007, we closed on the acquisition of a $62,500,000 pari-passu interest in one tranche of a multiple-level mezzanine structure primarily secured by pledges of equity and rights to cash distributions, which was used to fund the acquisition of a large office portfolio. The investment bore interest at one-month LIBOR plus 2.85%. At closing, an affiliate of SL Green Realty Corp. simultaneously acquired a $62,500,000 pari-passu interest in the same tranche of the mezzanine structure. The investment was repaid in full in May 2007.

In April 2007, we purchased for $103,200,000 a 45% TIC interest to acquire the fee interest in a parcel of land located at 2 Herald Square, located along 34th Street in New York, New York. The acquisition was financed with a $86,063,000 ten-year fixed rate mortgage loan. The property is subject to a long-term ground lease with an unaffiliated third party for a term of 70 years. The remaining TIC interest is owned by a wholly-owned subsidiary of SL Green Realty Corp. The TIC interests are *pari passu*. As of December 31, 2007, the investment had a carrying value of $20,390,000. We recorded our pro rata share of net income of $3,105,000 for the year ended December 31, 2007.

In July 2007, we purchased for $144,240,000 an investment in a 45% TIC interest to acquire a 79% fee interest and 21% leasehold interest in the fee position in a parcel of land located at 885 Third Avenue, on which is situated The Lipstick Building. The transaction was financed with a $120,443,000 ten-year fixed rate mortgage loan. The property is subject to a 70-year leasehold ground lease with an unaffiliated third party. The remaining TIC interest is owned by a wholly-owned subsidiary of SL Green Realty Corp.. The TIC interests are pari passu. As of December 31, 2007, the investment had a carrying value of $28,332,000. We recorded our *pro rata* share of net income of $2,480,000 for the year ended December 31, 2007.

In July 2007, we acquired for $71,871,000 a 100% fee interest in the property located at 292 Madison Avenue, New York, New York, purchased from SL Green Realty Corp.. We entered into a 70-year ground lease with an unaffiliated third party which simultaneously purchased from SL Green Realty Corp. the Class B office building situated on the property. Our acquisition of the fee interest was financed with a $59,099,000 ten-year fixed rate mortgage loan.

In August 2007, we closed on the purchase from a financial institution of a $12,500,000 mezzanine loan on a substantially complete residential condominium project in the upper east side of Manhattan. The investment bears interest at the current pay rate of 11% over LIBOR, and a 19% look-back IRR at maturity. At closing, an affiliate of SL Green Realty Corp. simultaneously acquired a $12,500,000 pari passu interest in the same tranche of the capital structure.

In September 2007, we acquired a 50% interest in a $25,000,000 senior mezzanine loan from SL Green Realty Corp. Immediately thereafter we, along with SL Green Realty Corp., sold our interests in the loan to an unaffiliated third party. Additionally, we acquired from SL Green Realty Corp. a 100% interest in a $25,000,000 junior mezzanine loan associated with the same properties as the preceding senior mezzanine loan. Immediately thereafter we participated 50% of our interest in the loan back to SL Green Realty Corp.. In October 2007, we acquired a 50% pari passu interest in $57,795,000 of two additional tranches in the senior mezzanine loan from an unaffiliated third party. At closing, an affiliate of SL Green Realty Corp. simultaneously acquired the other 50% pari-passu interest in the two tranches.

In September 2007, our Manager earned a $1,000,000 collateral selection fee payable by Nomura International plc. We purchased $18,000,000 of par bonds of the same securities to which the collateral selection fee related and was earned. As part of the closing on the securities purchased, we collected and immediately remitted the fee due to our Manager.

In November 2007, we acquired from a syndicate comprised of financial institutions a $25,000,000 interest in a $100,000,000 junior mezzanine investment secured by a hotel portfolio and franchise headquarters. An affiliate of SL Green Realty Corp. simultaneously acquired and owns another $25,000,000 interest in the investment. The investment was purchased at a discount and bears interest at an effective spread to one-month LIBOR of 9.50%.

In December 2007, we acquired a $52,000,000 interest in a senior mezzanine loan from a financial institution. Immediately thereafter we participated 50% of our interest in the loan to an affiliate of SL Green Realty Corp.. The investment, which is secured by a retail property in New York, New York, was purchased at a discount and bears interest at an effective spread to one-month LIBOR of 5.00%.

In December 2007, we acquired a 50% interest in a $200,000,000 senior mezzanine loan from a financial institution. Immediately thereafter we participated 50% of our interest in the loan to an affiliate of SL Green Realty Corp. The investment was purchased at a discount and bears interest at an effective spread to one-month LIBOR of 6.50%.

On April 1, 2008, we closed on our acquisition of American Financial Realty Trust. In connection with this transaction, SL Green Realty Corp. provided us $50.0 million of financing. As a result of the successful completion of this acquisition, on April 11, 2008, we granted to SL Green Operating Partnership, L.P., a majority-owned subsidiary of SL Green Realty Corp., 644,787 shares of our common stock.

Purchases of Common Stock

On September 14, 2005, we sold 3,833,333 shares of our common stock, at a price of $25.80 per share, under our $350 million shelf registration statement declared effective in August 2005. A total of 2,875,000 shares were sold through a public offering and an additional 958,333 shares were sold to SL Green Operating Partnership, L.P., a Delaware limited partnership and an affiliate of SL Green Realty Corp., pursuant to its contractual right to choose to maintain a 25% ownership interest in our outstanding shares of common stock.

On May 16, 2006, we sold 3,000,000 shares of our common stock, at a price of $26.75 per share. A total of 2,250,000 shares were sold through a public offering and an additional 750,000 shares were sold to SL Green Operating Partnership, L.P. pursuant to its contractual right to choose to maintain a 25% ownership interest in the outstanding shares of our common stock. After this offering, SL Green Operating Partnership, L.P. owned 6,418,333 shares of our common stock.

In September 2007, we sold 4,825,000 shares of common stock, at a public offering price of $26.25 per share, resulting in net proceeds of approximately $124 million. A total of 3,618,750 shares were sold through a public offering and an additional 1,206,250 shares were sold directly to SL Green Operating Partnership, L.P. pursuant to its contractual right to choose to maintain up to a 25% ownership interest in our outstanding shares of common stock.

Registration Rights Agreement

We entered into a Registration Rights Agreement with each of the purchasers in the private placement transaction mentioned above whereby we agreed to file a registration statement with the SEC no later than August 31, 2005, covering the shares we sold in the private placement. We entered into an Amended and Restated Registration Rights Agreement with SL Green Operating Partnership, L.P. whereby we agreed to file a registration statement with the SEC no later than August 31, 2005, covering the shares we sold in the private placement. On August 31, 2005, we filed a registration statement relating to such shares, which was declared effective by the SEC on September 16, 2005.

On April 19, 2006, we also entered into a Second Amended and Restated Registration Rights Agreement with SL Green Operating Partnership, L.P. This Agreement was amended to reflect the rules adopted by the SEC effective December 1, 2005 and modified to limit to two the number of times per year that we or an underwriter of our securities is permitted, as holder of the registrable securities, to cause SL Green Operating Partnership, L.P. to delay any offer or sale of such registrable securities.

On April 7, 2008, we entered into a Third Amended and Restated Registration Rights Agreement with SL Green Operating Partnership, L.P. This agreement was amended to reflect certain ministerial changes.

Origination Agreement

We entered into an Amended and Restated Origination Agreement with SL Green Operating Partnership, L.P. on April 19, 2006 that is effective during the term of the Management Agreement. Pursuant to this agreement, SL Green Operating Partnership, L.P., SL Green Realty Corp. and subsidiaries and other entities controlled by either of them (collectively, "SL Green") will not originate, acquire or participate in fixed income investments in the United States, subject to certain conditions and exclusions described below. Fixed income investments include debt obligations or interests in debt obligations bearing a fixed-rate of return and collateralized by real property or interests in real property. SL Green has also agreed not to acquire, originate or participate in preferred equity investments which bear a fixed rate of return in the United States, unless we have determined not to pursue that opportunity.

Under the agreement, SL Green has the following rights:

(a) to retain any fixed income investments and/or preferred equity investments it owned or committed to own as of April 19, 2006 and any fixed income investments and/or preferred equity investments owned or committed to be owned, as of the date of a business combination, change of control or other similar transaction, by companies that are acquired by SL Green or with the respect to which SL Green engages in such a transaction, *provided, however,* that SL Green shall not acquire companies or businesses engaged primarily in Gramercy's primary business activities;

(b) to originate, acquire or participate in fixed income investments and/or preferred equity investments in connection with the sale, recapitalization or restructuring (however characterized) of any fixed income investment, preferred equity investment or interest in real property which SL Green owns at any given time;

(c) to originate, acquire or participate in fixed income and/or preferred equity investments that provide a rate of return tied to the or measured by cash flow, appreciation or both of the underlying real property or interests in real property;

(d) to originate, acquire or participate in any distressed debt, where there is a payment default, an acceleration, bankruptcy or foreclosure, when a default is highly likely because the loan-to-value ratio is over 100% or when the debt service exceeds the available cash flow from the underlying collateral or of the borrower both on a current and projected basis; and

(e) to modify, amend, supplement, extend, refinance or restructure any portion of the investments in item (a), (b), (c) or (d) above including, but not limited to, changes in principal, additional investment, rate of return, maturity or redemption date, lien priority, collateral, return priority, guarantor and/or borrower.

We have agreed that we will not:

- acquire real property or interests in real property located in metropolitan New York and Washington, D.C. (except by foreclosure or similar conveyance resulting from a fixed income investment);
- originate, acquire or participate in any investments described in (c) above or distressed debt, in each case where more than 75% of the value of the underlying collateral is real property or interests in real property located in metropolitan New York or Washington, D.C.; and
- originate, acquire or participate in any investments described in item (b) or (e) above.

We have also agreed that, when we acquire direct or indirect ownership interests in property in metropolitan New York or Washington D.C. by foreclosure or similar conveyance, SL Green will have the right to purchase the property at a price equal to our unpaid asset balance on the date we foreclosed or acquired the asset, plus unpaid interest at the last stated contract (non-default) rate and, to the extent payable by the borrower under the initial documentation evidencing the property, legal costs incurred by us directly related to the conveyance and the fee, if any, due upon the repayment or prepayment of the investment which is commonly referred to as an "exit fee" (but not including default interest, late charges, prepayment penalties, extension fees or other premiums of any kind) through the date of SL Green's purchase. We refer to this amount as "Par Value." If we seek to sell the asset and receive a bona fide third party offer to acquire the asset for cash that we desire to accept, SL Green may purchase the asset at the lower of the Par Value or the third party's offer price. If the asset is not sold within one year, SL Green has the right to purchase the property at its appraised value. The appraised value will be determined as follows: we will select an appraiser and SL Green will select an appraiser, who will each appraise the property. These two appraisers jointly will select a third appraiser, who will then choose one of the two appraisals as the final appraised value. These rights may make it more difficult to sell such assets because third parties may not want to incur the expense and effort to bid on assets when they perceive that SL Green may acquire them at the lower of the same terms proposed by the third party or Par Value. As a result, we may not receive the same value on the sale of such assets as we might receive from an independent third party submitting an offer through a competitive bidding process.

SL Green has a right of first offer to acquire any distressed debt which we decide to sell.

If at any time SL Green plans to sell to a third party any fixed income investment or preferred equity investment, we will have the right to purchase the offered investment within ten business days on the terms and conditions offered by the third party. If SL Green is required to obtain any other party's consent in connection with the sale of any investment, our right of first offer will be subject to such consent. If we choose not to exercise our right to purchase the offered investment, SL Green has the right to sell it to a third party within six months at not less than 99% of the price offered to us. If the investment is not sold within six months, it will again be subject to our right of first offer.

Under this agreement, we agreed to sell to SL Green up to 25% of the shares sold in our initial public offering. No underwriting discount or commission has been paid in connection with the shares sold to SL Green. We have also agreed that, during the term of this origination agreement, SL Green will have the right to purchase up to 25% of the shares in any future offering of common stock, at the same price as other purchasers, in order to maintain its percentage ownership interest in us after our initial public offering. This right will also apply to issuances of units in our operating partnership.

In the event the Management Agreement is terminated for cause by us or if neither SL Green nor any of its affiliates shall be the managing member of our Manager, then the non-compete provisions in the origination agreement will survive such termination for a period of one year with respect only to potential investments by us as to which our Manager has commenced due diligence.

OTHER MATTERS

Solicitation of Proxies

We will pay the cost of solicitation of proxies. In addition to the solicitation of proxies by mail, our directors, officers and employees may also solicit proxies personally or by telephone without additional compensation for such activities. We will also request persons, firms and corporations holding shares in their names or in the names of their nominees, which are beneficially owned by others, to send proxy materials to and obtain proxies from such beneficial owners. We will reimburse such holders for their reasonable expenses. In addition, we intend to utilize the proxy solicitation services of Morrow & Co., Inc. at an aggregate estimated cost of $4,000 plus out-of-pocket expenses.

Stockholder Proposals

Stockholder proposals intended to be presented at the 2009 annual meeting of stockholders must be received by our Secretary no later than January 5, 2009 in order to be considered for inclusion in our proxy statement relating to the 2009 meeting pursuant to Rule 14a-8 under the Exchange Act.

For a proposal of a stockholder to be properly presented at the 2009 annual meeting of stockholders, other than a stockholder proposal included in the proxy statement pursuant to Rule 14a-8, such proposal must be received at our principal executive offices after December 27, 2008 and on or before April 11, 2009, unless the 2009 annual meeting of stockholders is scheduled to take place before June 18, 2009 or after August 24, 2009. Our Bylaws currently provide that any stockholder wishing to nominate a director or have a stockholder proposal, other than a stockholder proposal included in the proxy statement pursuant to Rule 14a-8, considered at an annual meeting must provide written notice of such nomination or proposal and appropriate supporting documentation, as set forth in our Bylaws, to us at our principal executive offices not less than 75 days nor more than 180 days prior to the anniversary of the immediately preceding annual meeting of stockholders; *provided, however,* that in the event that the annual meeting is scheduled to be held more than seven calendar days prior, or more than 60 days subsequent, to the anniversary date, such nominations or proposals must be delivered to us not earlier than the 180th day prior to such meeting and not later than the later of the 75th day prior to such annual meeting or the twentieth day following the earlier of the day on which public announcement of the meeting is first made or notice of the meeting is mailed to stockholders. Any such proposal should be mailed to: Gramercy Capital Corp., 420 Lexington Avenue, New York, New York 10170-1881, Attn: Andrew S. Levine, Secretary.

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (such as banks and brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are our stockholders will be "householding" our proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the impacted stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, please notify us, by directing your written request to: Gramercy Capital Corp., 420 Lexington Avenue, New York, New York 10170-1881, Attn: Andrew S. Levine, Secretary. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker as specified above.

Other Matters

Our Board of Directors does not know of any matters other than those described in this proxy statement that will be presented for action at the annual meeting. If other matters are presented, proxies will be voted in accordance with the discretion of the proxy holders.

By Order of our Board of Directors

Andrew S. Levine
Secretary

New York, New York
May 5, 2008

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APPENDIX A

GRAMERCY CAPITAL CORP. 2008 EMPLOYEE STOCK PURCHASE PLAN

1. *Purpose.* The Company wishes to attract employees to the Company and its Subsidiaries and to induce employees to remain with the Company and its Subsidiaries, and to encourage them to increase their efforts to make the Company's business more successful, whether directly or through its Subsidiaries. In furtherance thereof, the Plan is designed to provide equity-based incentives to the eligible employees of the Company and its Subsidiaries. The Plan is intended to comply with the provisions of Section 423 of the Code and shall be administered, interpreted and construed accordingly.

2. *Definitions.* As used herein, the following definitions shall apply:

(a) *"Applicable Laws"* means the legal requirements relating to the administration of employee stock purchase plans, if any, under applicable provisions of federal securities laws, state corporate and securities laws, the Code, the rules of any applicable stock exchange or national market system, and the rules of any foreign jurisdiction applicable to participation in the Plan by residents therein.

(b) *"Board"* means the Board of Directors of the Company.

(c) *"Change in Control"* shall be deemed to occur upon:

(1) any "person," including a "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, together with all "affiliates" and "associates" (as such terms are defined in Rule 12b-2 under the Exchange Act) of such person, shall become the "beneficial owner" (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 25% or more of either (A) the combined voting power of the Company's then outstanding securities having the right to vote in an election of the Board ("Voting Securities") or (B) the then outstanding shares of all classes of stock of the Company (in either such case other than as a result of the acquisition of securities directly from the Company); or

(2) the members of the Board at the beginning of any consecutive 24-calendar-month period commencing on or after the initial effective date of the Plan (the "Incumbent Directors") cease for any reason including without limitation, as a result of a tender offer, proxy contest, merger or similar transaction, to constitute at least a majority of the Board; provided that any person becoming a director of the Company whose election or nomination was approved by a vote of at least a majority of the members of the Board then still in office who were members of the Board at the beginning of such 24-calendar-month period, shall, for purposes hereof, be considered an Incumbent Director; or

(d) the shareholders of the Company shall approve (A) any consolidation or merger of the Company or any subsidiary where the shareholders of the Company, immediately prior to the consolidation or merger, would not, immediately after the consolidation or merger, beneficially own (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, shares representing in the aggregate at least 50% of the voting shares of the corporation issuing cash or securities in the consolidation or merger (or of its ultimate parent corporation, if any), (B) any sale, lease, exchange or other transfer (in one transaction or a series of transactions contemplated or arranged by any party as a single plan) of all or substantially all of the assets of the Company or (C) any plan or proposal for the liquidation or dissolution of the Company.

Notwithstanding the foregoing clause (i), an event described in clause (i) shall not be a Change in Control if such event occurs solely as the result of an acquisition of securities by the

Company which, by reducing the number of shares of stock or other Voting Securities outstanding, increases (x) the proportionate number of shares of stock of the Company beneficially owned by any "person" (as defined above) to 25% or more of the shares of stock then outstanding or (y) the proportionate voting power represented by the Voting Securities beneficially owned by any "person" (as defined above) to 25% or more of the combined voting power of all then outstanding Voting Securities; provided, however, that if any "person" referred to in clause (x) or (y) of this sentence shall thereafter become the beneficial owner of any additional stock of the Company or other Voting Securities (other than pursuant to a share split, stock dividend, or similar transaction), then a Change in Control shall be deemed to have occurred for purposes of the foregoing clause (i).

(e) "*Code*" means the Internal Revenue Code of 1986, as amended.

(f) "*Committee*" means either the Board, a committee of the Board, or such executive officer appointed by the Board, that is responsible for the administration of the Plan as is designated from time to time by resolution of the Board.

(g) "*Common Stock*" means the shares of common stock of the Company as constituted on the effective date of the Plan, and any other shares into which such common stock shall thereafter be changed by reason of a recapitalization, merger, consolidation, split-up, combination, exchange of shares or the like.

(h) "*Company*" means Gramercy Capital Corp., a Maryland corporation.

(i) "*Compensation*" means an Employee's base salary from the Company or one or more Designated Subsidiaries, including such amounts of base salary as are deferred by the Employee (i) under a qualified cash or deferred arrangement described in Section 401(k) of the Code, or (ii) to a plan qualified under Section 125 of the Code. Compensation does not include overtime, commissions, bonuses, reimbursements or other expense allowances, fringe benefits (cash or non-cash), moving expenses, deferred compensation, contributions (other than contributions described in the first sentence) made on the Employee's behalf by the Company or one or more Subsidiaries under any employee benefit or welfare plan now or hereafter established, and any other payments not specifically referenced in the first sentence.

(j) "*Designated Subsidiary*" means a Subsidiary that has been designated by the Committee from time to time for participation in this Plan.

(k) "*Effective Date*" means the date the Committee deems appropriate to commence the first Offer Period. However, should any Designated Subsidiary become a participating company in the Plan after such date, then such entity shall designate a separate Effective Date with respect to its employee-participants.

(l) "*Employee*" means any individual, including an officer or director, who is an employee of the Company or a Designated Subsidiary for purposes of Section 423 of the Code.

(m) "*Enrollment Date*" means the first day of each Offer Period.

(n) "*Exchange Act*" means the Securities Exchange Act of 1934, as amended.

(o) "*Exercise Date*" means the last day of each Purchase Period.

(p) "*Fair Market Value*" per share of Common Stock as of a particular date means (i) if such shares are then listed on a national stock exchange, the closing sales price per share on the exchange as quoted in the Wall Street Journal for the applicable date or, if there are no sales on such date, for the last preceding date on which there was a sale of Shares on such exchange, (ii) if such shares are not then listed on a national stock exchange but are then traded on an over-the-counter market, the average of the closing bid and asked prices for the shares in such over-the-counter market for the last preceding date on which there was a sale of such shares in such market, as determined by the Committee, or (iii) if such shares are not then listed on a national stock exchange or traded on an over-the-counter market, such value as the Committee in its discretion may in good faith determine; provided that, where the shares are so listed or traded, the Committee may make such discretionary determinations where the shares have not been traded for 10 trading days.

(q) "*Offer Period*" means an Offer Period established pursuant to Section 4 hereof.

(r) "*Parent*" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(s) "*Participant*" means an Employee of the Company or Designated Subsidiary who is actively participating in the Plan.

(t) "*Plan*" means this Gramercy Capital Corp. 2008 Employee Stock Purchase Plan, as amended from time to time.

(u) "*Purchase Period*" means a period specified as such pursuant to Section 4(b) hereof.

(v) "*Purchase Price*" shall mean the purchase price for a share of Common Stock for a Purchase Period, which shall be determined by the Committee before the beginning of the Offer Period that contains such Purchase Period to be either:

(i) A fixed percentage (to be determined in the Committee's discretion before the beginning of such Offer Period, but not to be less than 85%) of the Fair Market Value of a share of Common Stock on the Exercise Date, or

(ii) The lesser of (A) a fixed percentage (to be determined in the Committee's discretion before the beginning of such Offer Period, but not to be less than 85%) of the Fair Market Value of a share of Common Stock on the Exercise Date, and (B) a fixed percentage (to be determined in the Committee's discretion before the beginning of such Offer Period, but not to be less than 85%) of the Fair Market Value of a share of Common Stock on the Enrollment Date.

(w) "*Reserves*" means the sum of the number of shares of Common Stock covered by each option under the Plan which have not yet been exercised and the number of shares of Common Stock which have been authorized for issuance under the Plan but not yet placed under option.

(x) "*Subsidiary*" means, with respect to the Company, a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

3. *Eligibility.*

(a) *General.* Any individual who is an Employee on a given Enrollment Date shall be eligible to participate in the Plan for the Offer Period commencing with such Enrollment Date.

(b) *Limitations on Grant and Accrual.* Any provisions of the Plan to the contrary notwithstanding, no Employee shall be granted an option under the Plan if, (i) immediately after the grant, such Employee (taking into account stock owned by any other person whose stock would be attributed to such Employee pursuant to Section 424(d) of the Code) would own stock and/or hold outstanding options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or of any Subsidiary, or (ii) such option permits the Employee's rights to purchase stock under all employee stock purchase plans of the Company and its Subsidiaries to accrue at a rate which exceeds $25,000 worth of stock (determined at the Fair Market Value of the shares at the time such option is granted) for each calendar year in which such option is outstanding at any time. Any amounts received from an

Employee which cannot be used to purchase Common Stock as a result of this limitation will be returned as soon as practical to the Employee without interest. The determination of the accrual of the right to purchase stock shall be made in accordance with Section 423(b)(8) of the Code and the regulations there under.

(c) *Other Limits on Eligibility.* Notwithstanding sub-section (a), above, the following Employees shall not be eligible to participate in the Plan for any relevant Offer Period, unless otherwise determined by the Committee: (i) Employees whose customary employment is 20 hours or less per week; (ii) Employees whose customary employment is for not more than five months in any calendar year; (iii) Employees who have been employed less than one year; and (iv) Employees who are subject to rules or laws of a foreign jurisdiction that prohibit or make impractical the participation of such Employees in the Plan. Notwithstanding the foregoing, the employment of an Employee of a Subsidiary which ceases to be a Subsidiary shall, automatically and without any further action, be deemed to have been terminated (and such employee shall cease to be an Employee hereunder). The Committee may establish special rules with respect to (i) the administration of the rules contained in this sub-section (c), and (ii) the eligibility of and the prior service credit for employees of companies that become affiliated with the Company prior to the Effective Date or during an Offer Period.

4. *Offer Periods.*

(a) The Plan shall be implemented through overlapping or consecutive Offer Periods until such time as (i) the maximum number of shares of Common Stock available for issuance under the Plan shall have been purchased, or (ii) the Plan shall have been sooner terminated in accordance with Section 19 hereof. The duration of each Offer Period shall be set in advance by the Committee, and no Offer Period shall have a duration greater than 27 months.

(b) A Participant shall be granted a separate option for each Offer Period in which he or she participates. The option shall be granted on the Enrollment Date and shall be automatically exercised on the last day of the Offer Period. However, with respect to any Offer Period, the Committee may specify shorter Purchase Periods within an Offer Period, such that the option granted on the Enrollment Date shall be automatically exercised in successive installments on the last day of each Purchase Period ending within the Offer Period.

(c) Except as specifically provided herein, the acquisition of Common Stock through participation in the Plan for any Offer Period shall neither limit nor require the acquisition of Common Stock by a Participant in any subsequent Offer Period.

5. *Participation.*

(a) An eligible Employee may become a Participant in the Plan by completing a subscription agreement authorizing payroll deductions on such form the Committee designates for evidencing elections to participate in this Plan and filing it in accordance with procedures established by the Committee for such purpose at least 10 business days prior to the Enrollment Date for the Offer Period in which such participation will commence, unless a later time for filing the subscription agreement is set by the Committee for all eligible Employees with respect to a given Offer Period or the Committee establishes another procedure for an eligible Employee to become a Participant in the Plan.

(b) Payroll deductions for a Participant shall commence with the first scheduled payroll date commensurate with or immediately following the Enrollment Date and shall end on the last scheduled payroll date during the Offer Period, unless sooner terminated by the Participant as provided in Section 10.

6. *Payroll Deductions.*

(a) At the time a Participant files a subscription agreement, unless otherwise determined by the Committee, the Participant shall elect to have payroll deductions made during the Offer Period in a fixed whole percentage of his or her Compensation, in accordance with uniform rules established by the Committee, but such payroll deductions shall not exceed 15% of such Participant's Compensation in effect on the Enrollment Date.

(b) All payroll deductions made for a Participant shall be credited to the Participant's account under the Plan.

(c) A Participant may discontinue participation in the Plan as provided in Section 10, during the Offer Period by completing and filing with the Company a change of status notice on the form established by the Committee for such purpose authorizing a suspension of the Participant's payroll deductions. Any such suspension shall be effective with the first scheduled payroll date commencing 10 business days after the Company's receipt of the change of status notice unless the Company elects to process a given change in participation more quickly.

(d) Notwithstanding the foregoing, to the extent necessary to comply with the limits set forth in Section 423(b)(8) of the Code and Section 3(b) herein, a Participant's payroll deductions shall be decreased to zero dollars ($0). Payroll deductions shall recommence at the rate provided in such Participant's subscription agreement, as amended, at the time when permitted under Section 423(b)(8) of the Code and Section 3(b) herein, unless such participation is sooner terminated by the Participant as provided in Section 10.

7. *Grant of Option.* On the Enrollment Date of each Offer Period, each eligible Employee participating in such Offer Period shall be granted an option to purchase on the Exercise Date of such Offer Period (at the applicable Purchase Price) up to a number of shares of the Company's Common Stock determined by dividing such Employee's payroll deductions accumulated prior to such Exercise Date and retained in the Participant's account as of the Exercise Date by the applicable Purchase Price; provided that in no event shall an Employee be permitted to purchase during each Offer Period more than the number of shares of Common Stock determined by dividing $25,000 by the Fair Market Value of one share of Common Stock on the first day of the Offer Period, such limit to be adjusted ratably by the Committee for Offer Periods greater than or less than 12 months (subject to any adjustment pursuant to Section 18), and provided further that such purchase shall be subject to the limitations set forth in Sections 3(b) and 12 hereof. Exercise of the option shall occur as provided in Section 8 hereof, unless the Participant has withdrawn pursuant to Section 10 hereof. The Committee may, for future Offer Periods, increase or decrease, in its absolute discretion, the maximum number of shares of the Company's Common Stock an employee may purchase during an Offer Period. Exercise of the option shall occur as provided in Section 8 hereof, unless the Participant has withdrawn pursuant to Section 10 hereof. The option shall expire on the last day of the Offer Period.

8. *Exercise of Option.* Unless a Participant withdraws from the Plan as provided in Section 10 hereof, his or her option for the purchase of shares shall be exercised automatically on the Exercise Date, and the maximum number of full, and to the extent permitted by the Committee, fractional, shares subject to option shall be purchased for such Participant at the applicable Purchase Price with the accumulated payroll deductions in his or her account. Any other monies left over in a Participant's account after the Exercise Date shall be retained in the Participant's account for the subsequent Offer Period, subject to earlier withdrawal by the Participant as provided in Section 10 hereof. A Participant's option to purchase shares hereunder is exercisable only by him or her.

9. *Delivery.*

(a) Prior to the beginning of any Offer Period, the Committee may require that Participants not be permitted to voluntarily or involuntarily sell or transfer any shares acquired during such

Offer Period, and any subsequent Offer Period, for such period of time as shall be determined by the Committee and communicated to Participants prior to beginning of such initial Offer Period.

(b) Following the purchase of shares after the exercise of a Participant's option, a "book entry" (by computerized or manual entry) shall be made in the records of the Company to evidence such acquisition of shares under the Plan. After the expiration of any required holding period during which shares may not be transferred, upon receipt of a request from a Participant, the Company shall arrange the delivery to such Participant, as promptly as practicable, of a certificate representing the shares purchased upon exercise of the Participant's option. Notwithstanding the foregoing, upon such a request from a Participant, the Company may permit the electronic transfer of the shares acquired upon exercise of the Participant's option.

10. *Withdrawal; Termination of Employment.*

(a) A Participant may terminate participation during any Offer Period by electing to withdraw all but not less than all the payroll deductions credited to the Participant's account and not yet used to exercise the Participant's option under the Plan. Upon such election, all of the Participant's payroll deductions credited to the Participant's account will be paid to such Participant as promptly as practicable after receipt of notice of withdrawal, and the Participant's option for the Offer Period will be automatically terminated, and no further payroll deductions for the purchase of shares will be made during the Offer Period. If a Participant withdraws from an Offer Period, payroll deductions will not resume at the beginning of the succeeding Offer Period unless the Participant timely delivers to the Company a new subscription agreement. The election described above will be effective only upon a Participant giving written notice to the Company, at such time as may be required by the Committee, on the form established by the Committee for such purpose.

(b) Upon termination of a Participant's employment relationship for any reason whatsoever, including with or without cause, at a time more than three (3) months from the next scheduled Exercise Date, the payroll deductions credited to such Participant's account during the Offer Period but not yet used to exercise the option will be returned to such Participant or, in the case of his/her death, to the person or persons entitled thereto under Section 14, and such Participant's option will be automatically terminated. Upon termination of a Participant's employment relationship for any reason whatsoever, including with or without cause within three (3) months of the next scheduled Exercise Date, the payroll deductions credited to such Participant's account during the Offer Period but not yet used to exercise the option will be applied to the purchase of Common Stock on the next Exercise Date, unless the Participant (or in the case of the Participant's death, the person or persons entitled to the Participant's account balance under Section 14) withdraws from the Plan by submitting a change of status notice in accordance with sub-section (a) of this Section 10. In such a case, no further payroll deductions will be credited to the Participant's account following the Participant's termination of employment and the Participant's option under the Plan will be automatically terminated after the purchase of Common Stock on the next scheduled Exercise Date.

(c) The Committee may, in its sole discretion, require that any shares credited to a Participant's account be delivered to the Participant in the form of a physical certificate, or otherwise transferred to an outside account maintained by the Participant, following the termination of the Participant's employment with the Company. A Participant shall execute any documents required by the Company to effectuate the foregoing.

11. *Interest.* Unless otherwise determined by the Committee, no interest shall accrue on the payroll deductions credited to a Participant's account under the Plan.

12. *Stock; Maximum Purchasable.*

(a) The maximum number of shares of Common Stock which shall be made available for sale under the Plan shall be 250,000 shares, subject to adjustment upon changes in capitalization of the Company as provided in Section 18. In addition, the Committee may, in its discretion, impose a maximum limit on the number of shares of Common Stock available for sale during any Offer Period or Purchase Period. If the Committee determines that on a given Exercise Date the number of shares with respect to which options are to be exercised may exceed (x) the number of shares then available for sale under the Plan or (y) the number of shares available for sale under the Plan on the Enrollment Date of the Offer Period, or on the first day of a Purchase Period, in which such Exercise Date is to occur, the Committee may make a pro rata allocation of the shares remaining available for purchase on such Enrollment Dates or Exercise Date, as applicable, in as uniform a manner as shall be practicable and as it shall determine to be equitable, and shall either continue all Offer Periods then in effect or terminate any one or more Offer Periods then in effect pursuant to Section 19, below. If and to the extent that any right to purchase reserved shares of Common Stock shall not be exercised by any Employee for any reason or if such right to purchase shall terminate as provided herein, such shares that have not been so purchased hereunder shall again become available for the purposes of the Plan unless the Plan shall have been terminated, but such unpurchased shares shall not be deemed to increase the aggregate number of shares specified above to be reserved for purposes of the Plan (subject to adjustment as provided in Section 18).

(b) A Participant will have no interest or voting right in shares covered by the Participant's option until such shares are actually purchased on the Participant's behalf in accordance with the applicable provisions of the Plan.

(c) No adjustment shall be made with respect to any shares subject to an option for dividends, distributions or other rights for which the record date is prior to the actual date of purchase of such shares.

(d) Unless otherwise determined by the Committee, shares to be delivered to Participants under the Plan will be registered in the name of the Participant.

13. *Administration.*

(a) *In General.* The Plan shall be administered by the Committee which shall have full and exclusive discretionary authority to construe, interpret and apply the terms of the Plan, to determine eligibility and to adjudicate all disputed claims filed under the Plan. Every finding, decision and determination made by the Committee shall, to the full extent permitted by Applicable Law, be final and binding upon all persons. Except as set forth in Section 13(b), the Committee may delegate its duties to one or more officers of the Company or other persons.

(b) *Rule 16b-3 Limitations.* Notwithstanding the provisions of Section 13(a), in the event that the Company shall at any time be subject to Section 16 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 16b-3 promulgated there under or any successor provision ("Rule 16b-3") provides specific requirements for the administrators of plans of this type, then at such time the Plan shall be administered with respect to Participants who are "officers" within the meaning of Rule 16a-1(f) only by such a body and in such a manner as shall comply with the applicable requirements of Rule 16b-3; provided, however, that no failure of the Committee to meet such applicable requirements of Rule 16b-3 shall render ineffective or void any option granted under this Plan.

14. *Designation of Beneficiary.*

(a) Each Participant will file a written designation of a beneficiary who is to receive any shares and cash, if any, from the Participant's account under the Plan in the event of such Participant's death. If a Participant is married and the designated beneficiary is not the spouse, spousal consent shall be required for such designation to be effective.

(b) Such designation of beneficiary may be changed by the Participant (and the Participant's spouse, if any) at any time by written notice. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living (or in existence) at the time of such Participant's death, the Company shall deliver such shares and/or cash to the executor or administrator of the estate of the Participant.

15. *Transferability.* Neither payroll deductions credited to a Participant's account nor any rights with regard to the exercise of an option or to receive shares under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution, or as provided in Section 14 hereof) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect, except that the Committee may treat such act as an election to withdraw funds from an Offer Period in accordance with Section 10.

16. *Use of Funds.* All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions.

17. *Reports.* Individual accounts will be maintained for each Participant in the Plan. Statements of account will be made available to Participants electronically, or in hardcopy if requested, at least annually, which statements will set forth the amounts of payroll deductions, the Purchase Price, the number of shares purchased and the remaining cash balance, if any.

18. *Adjustments Upon Changes in Capitalization; Changes in Control.*

(a) *Adjustments Upon Changes in Capitalization.* Subject to any required action by the shareholders of the Company, the Reserves, the Purchase Price, the maximum number of shares that may be purchased in any Offer Period or Purchase Period, as well as any other terms that the Committee determines require adjustment shall be proportionately adjusted for any (i) merger, consolidation, dissolution, liquidation, reorganization, exchange of shares, sale of all or substantially all of the assets or stock of the Company or its Subsidiaries or a transaction similar thereto, (ii) any stock dividend, extraordinary cash dividends, stock split, reverse stock split, stock combination, reclassification, recapitalization or other similar change in the capital structure of the Company or its Subsidiaries, or any distribution to holders of Common Stock other than ordinary course cash dividends, shall occur or (iii) any other event shall occur which in the judgment of the Committee necessitates action by way of adjusting the terms of the outstanding Awards. Such adjustment shall be made by the Committee and its determination shall be final, binding and conclusive. Except as the Committee determines, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the Reserves and the Purchase Price.

(b) *Changes in Control.* In the event of a proposed Change in Control, each option under the Plan shall be assumed by such successor corporation or a parent or subsidiary of such successor corporation, unless the Committee determines, in the exercise of its sole discretion and in lieu of such assumption, to shorten the Offer Period then in progress by setting a new Exercise Date (the "New Exercise Date"). If the Committee shortens the Offer Period then in progress in lieu of assumption in the event of a Change in Control, the Committee shall notify each Participant in writing, at least ten (10) days prior to the New Exercise Date, that the Exercise Date for the Participant's option has been changed to the New Exercise Date and that the Participant's option will be exercised automatically on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offer Period as provided in Section 10. For purposes of this Subsection, an option granted under the Plan shall be deemed to be assumed if, in connection with the Change in Control, the option is replaced with a comparable option with respect to shares of capital stock of the successor corporation or Parent thereof. The determination of option comparability shall be made by the Committee prior to the Change in Control and its determination shall be final, binding and conclusive on all persons.

(c) *Dissolution or Liquidation.* In the event of the proposed dissolution or liquidation of the Company, the Offer Period shall terminate immediately prior to the consummation of such proposed action, unless otherwise provided by the Board.

19. *Amendment or Termination.*

(a) The Committee may at any time and for any reason terminate or amend the Plan. Except as provided in Section 18, no such termination can affect options previously granted, provided that the Plan or any one or more Offer Periods may be terminated by the Committee on any Exercise Date or by the Committee establishing a new Exercise Date with respect to any Offer Period and/or any Purchase Period then in progress if the Committee determines that the termination of the Plan or such one or more Offer Periods is in the best interests of the Company and its shareholders. Except as provided in Section 18 and this Section 19, no amendment may make any change in any option theretofore granted which adversely affects the rights of any Participant without the consent of affected Participants. To the extent necessary to comply with Section 423 of the Code (or any successor rule or provision or any other Applicable Law), the Company shall obtain shareholder approval in such a manner and to such a degree as required.

(b) Without shareholder consent and without regard to whether any Participant rights may be considered to have been "adversely affected," the Committee shall be entitled to limit the frequency and/or number of changes in the amount withheld during Offer Periods, change the amount of shares of Common Stock available for purchase during an Offer Period or a Purchase Period, change the length of Purchase Periods within any Offer Period, determine the length of any future Offer Period, determine whether future Offer Periods shall be consecutive or overlapping, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, establish additional terms, conditions, rules or procedures to accommodate the rules or laws of applicable foreign jurisdictions, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company's processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant's Compensation, and establish such other limitations or procedures as the Committee determines in its sole discretion advisable and which are consistent with the Plan.

(c) In the event the Board determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Board may, in its discretion and, to the extent necessary or desirable, modify or amend the Plan to reduce or eliminate such accounting consequence including, but not limited to:

(1) altering the Purchase Price for any Offer Period including an Offer Period underway at the time of the change in Purchase Price;

(2) shortening any Offer Period so that Offer Period ends on a new Exercise Date, including an Offer Period underway at the time of the Board action; and

(3) allocating shares.

Such modifications or amendments shall not require shareholder approval or the consent of any Participants.

20. *Notices.* All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Committee at the location, or by the person, designated by the Committee for the receipt thereof.

21. *Conditions Upon Issuance of Shares.*

(a) The Plan, and the grant and exercise of the rights to purchase shares of Common Stock hereunder, and the Company's obligation to sell and deliver shares upon the exercise of rights to purchase such shares, shall be subject to all applicable federal, state and foreign laws, rules and regulations, and to such approvals by any regulatory or governmental agency as may be required. The Company shall not be required to issue or deliver any certificates for such shares prior to the completion of any registration or qualification of such shares under, and the obtaining of any approval under or compliance with, any state or federal law, or any ruling or regulation of any government body which the Company shall, in its sole discretion, determine to be necessary or advisable. Certificates for shares issued hereunder may be legended as the Committee may deem appropriate.

(b) The Participant shall take whatever additional actions and execute whatever additional documents the Committee may in its reasonable judgment deem necessary or advisable in order to carry out or effect one or more of the obligations or restrictions imposed on the Participant pursuant to the Plan.

22. *Term of Plan.* The Plan shall become effective upon the earlier to occur of its adoption by the Board or its approval by the shareholders of the Company. It shall continue in effect until all shares of Common Stock authorized for sale under Section 12(a) have been sold, unless earlier terminated by the Committee under Section 19.

23. *Plan Approval.* The effective date of the Plan is January 1, 2008, provided that the Plan is approved by the requisite percentage of the holders of the Common Stock of the Company.

24. *Disqualifying Dispositions.* If shares of Common Stock acquired under the Plan are disposed of in a disposition that does not satisfy the holding period requirements of Section 423(a) of the Code, such Participant shall notify the Company in writing as soon as practicable thereafter of the date and terms of such disposition and, if the Company (or any affiliate thereof) thereupon has a tax-withholding obligation, shall pay to the Company (or such affiliate) an amount equal to any withholding tax the Company (or affiliate) is required to pay as a result of the disqualifying disposition (or satisfy such other arrangements as may be permitted by the Committee.)

25. *No Employment Rights.* The Plan does not, directly or indirectly, create any right for the benefit of any employee or class of employees to purchase any shares under the Plan, or create in any employee or class of employees any right with respect to continuation of employment by the Company or a Subsidiary, and it shall not be deemed to interfere in any way with such employer's right to terminate, or otherwise modify, an employee's employment at any time for any reason, including with or without cause.

26. *No Effect on Retirement and Other Benefit Plans.* Except as specifically provided in a retirement or other benefit plan of the Company or a Subsidiary, participation in the Plan shall not be deemed compensation for purposes of computing benefits or contributions under any retirement plan of the Company or a Subsidiary, and shall not affect any benefits under any other benefit plan of any kind or any benefit plan subsequently instituted under which the availability or amount of benefits is

related to level of compensation. The Plan is not a "Retirement Plan" or "Welfare Plan" under the Employee Retirement Income Security Act of 1974, as amended.

27. *Effect of Plan.* The provisions of the Plan shall, in accordance with its terms, be binding upon, and inure to the benefit of, all successors of each Participant, including, without limitation, such Participant's estate and the executors, administrators or trustees thereof, heirs and legatees, and any receiver, trustee in bankruptcy or representative of creditors of such Participant.

28. *Governing Law.* The Plan is to be construed in accordance with and governed by the internal laws of the State of Maryland (a) without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction other than the internal laws of the State of Maryland to the rights and duties of the parties, except to the extent the internal laws of the State of Maryland are superseded by the laws of the United States, and (b) regardless of any provision in an employment agreement that designates the applicable law for purposes of such employment agreement to be other than the laws of the State of Maryland. Should any provision of the Plan be determined by a court of law to be illegal or unenforceable, the other provisions shall nevertheless remain effective and shall remain enforceable.

29. *Dispute Resolution.* Any controversy or claim arising out of or relating to this Plan that is not resolved by the Company and a Participant shall be submitted to arbitration in New York, New York in accordance with New York law and the procedures of the American Arbitration Association. The determination of the arbitrator(s) shall be conclusive and binding on the Company and the Participant and judgment may be entered on the arbitrator(s)' award in any court having jurisdiction.

(This page has been left blank intentionally.)

Total return % to shareholders, from August 1, 2004 to December 31, 2007

GRAMERCY CAPITAL CORP.	123.18 %
S&P 500 INDEX	42.07 %
S&P 400 DIVERSIFIED FINANCIALS	119.42 %
S&P 500 REITS	64.72 %
NAREIT COMPOSITE	47.81 %
NAREIT REAL ESTATE	61.61 %
NAREIT EQUITY REITS	58.75 %
NAREIT MORTGAGE REITS	-36.09 %

DIVERSIFICATION

Property Type (EXCLUDING CMBS)



3.1 %
1.9 %
0.6 %
4.8 %
5.3 %
7.6 %
8.2 %
13.9 %
17.8 %
36.8 %

36.8 % Office
17.8 % Hotel
13.9 % Multifamily
8.2 % Retail
7.6 % Land-Commercial
5.3 % Land-Residential
4.8 % Condo
3.1 % Mixed-Use
1.9 % Industrial
0.6 % Other

Property Type (INCLUDING CMBS)



4.0 %
3.7 %
2.4 %
1.5 %
0.5 %
5.8 %
6.3 %
10.7 %
13.7 %
23.1 %
28.3 %

28.3 % Office
23.1 % Various
13.7 % Hotel
10.7 % Multifamily
6.3 % Retail
5.8 % Land-Commercial
4.0 % Land-Residential
3.7 % Condo
2.4 % Mixed-Use
1.5 % Industrial
0.5 % Other

Investment Type (EXCLUDING CMBS)



0.5 %
7.7 %
15.1 %
2.3 %
6.1 %
7.7 %
60.5 %

60.5 % Whole Loans—Floating Rate
7.7 % Whole Loans—Fixed Rate
6.1 % Subordinate Mortgage—Floating Rate
2.3 % Subordinate Mortgage—Fixed Rate
15.1 % Mezzanine Loans—Floating Rate
7.7 % Mezzanine Loans—Fixed Rate
0.5 % Preferred Equity—Fixed Rate

Investment Type (INCLUDING CMBS)



0.7 %
22.4 %
46.5 %
5.9 %
0.3 %
11.6 %
6.0 %
1.8 %
4.7 %

46.5 % Whole Loans—Floating Rate
6.0 % Whole Loans—Fixed Rate
4.7 % Subordinate Mortgage—Floating Rate
1.8 % Subordinate Mortgage—Fixed Rate
11.6 % Mezzanine Loans—Floating Rate
5.9 % Mezzanine Loans—Fixed Rate
0.3 % Preferred Equity—Fixed Rate
0.7 % CMBS—Floating Rate
22.4 % CMBS—Fixed Rate

Geographic (EXCLUDING CMBS)



5.7 %
3.9 %
3.0 %
2.0 %
15.4 %
42.9 %
27.1 %

42.9 % Northeast
27.1 % West
15.4 % South
5.7 % Mid-Atlantic
3.9 % Southwest
3.0 % Midwest
2.0 % National

Geographic (INCLUDING CMBS)



4.4 %
3.0 %
2.3 %
11.8 %
33.0 %
20.8 %
24.7 %

33.0 % Northeast
24.7 % National
20.8 % West
11.8 % South
4.4 % Mid-Atlantic
3.0 % Southwest
2.3 % Midwest

All amounts as of December 31, 2007

Dear Shareholders,

We are pleased to report that in 2007, only its third full year of operation, Gramercy Capital Corp. firmly established itself as a major force in the domestic real estate capital markets. In a year of enormous volatility and retrenchment in the real estate financial markets, Gramercy outperformed its peers in terms of investment activity, liquidity and capital creation, earnings, and distributions to shareholders.

Gramercy's diverse capital base and ample liquidity provided the foundation for it to add scale and diversity to its business platform by announcing, in November 2007, an agreement to acquire American Financial Realty Trust (AFR) for approximately $3.3 billion. This acquisition, which closed on April 1, 2008, transformed Gramercy from a best-in-class commercial real estate debt provider into a $7.4 billion diversified real estate company anchored by quality commercial properties leased primarily to investment-grade financial institution tenants. In one bold stroke, Gramercy's investment portfolio nearly doubled with the addition of over 29 million square feet of commercial space in 38 states and Washington DC. The combination of Gramercy and American Financial will provide existing and new Gramercy shareholders with ownership of complementary lending and net lease investment portfolios, expanded opportunities to access debt and equity capital, significant tax shield from non-cash depreciation expense, and stable, long-duration lease cash flows.

Performance

2007 was a remarkable year in the commercial real estate markets. Early 2007 was marked by some of the largest commercial real estate transactions ever in the public and private real estate markets. The year ended with the most pronounced credit-induced liquidity crunch our industry has experienced since the early 1990s. The year's events caused several changes in Gramercy's business strategy. These changes were facilitated by Gramercy's core skills in management, real estate valuation, credit and structuring, and capital markets. Gramercy's management team recognized during the first quarter of 2007 the far-reaching implications of the subprime correction, and quickly identified and implemented measures to protect Gramercy's earnings and augment its capital base and liquidity. For example, it hired during the second quarter an experienced real estate capital markets professional with over 20 years experience to sell existing and newly-originated loans into the syndicated whole loan market, tapping a still-liquid market comprised of commercial banks and life insurance companies while investors in the securitized market were retreating. By December 31, 2007, this effort had recorded loan sales that produced $423.8 million of capital for reinvestment, and reduced Gramercy's future funding commitment by $40.1 million, and resulted in no accounting losses on syndication. Gramercy preserved liquidity by slowing its pace of originations in the second half of 2007, and by actively managing its loan portfolio to encourage loan prepayments. Gramercy tapped multiple capital markets while they were open, raising a total of $226.7 million of equity capital, $115.0 million of preferred equity, and closing in August 2007 a $1.1 billion CRE CDO that financed for up to 10 years a portfolio comprised largely of AAA-rated CMBS. The CDO execution was one of the last sizable structured commercial real estate financings to occur in 2007, largely on the strength of Gramercy's well-established reputation as an issuer in the global structured finance markets.

Gramercy is a proven income and value added vehicle. Despite the challenging market environment, Gramercy delivered a 23% increase in Funds From Operations (FFO) to $3.03 per share (diluted), distributed to its common shareholders $2.45 in regular dividends, an increase of 18% from 2006, and distributed a $2.00 per share special dividend resulting from the sale in August 2007 of its interest in One Madison Avenue in Manhattan. In total, Gramercy distributed to its common shareholders $4.45 per share for the year 2007 while maintaining an intentionally low dividend payout ratio of 81%. Management's commitment to a low FFO payout ratio contributes to dividend stability, and permits Gramercy to retain a meaningful proportion of its earnings to fund future growth, especially important in a challenging capital markets environment. The office, branch, and data processing properties acquired in connection with the AFR acquisition will magnify this benefit, since these well-leased commercial properties generate significant non-cash depreciation expense.

Despite Gramercy's record performance in 2007, the total return on Gramercy shares (measured in dividends and price appreciation/depreciation) was negative 13.8% in 2007 exclusive of the $2 per share special dividend declared in 2007 for shareholders of record as of December 29. We are chagrined by our stock performance, but we are encouraged that during a trying period for financial stocks generally, Gramercy materially outperformed most of its publicly-traded competitors, who averaged a negative 41.6% total return in 2007. Gramercy stock continues to trade at a lower dividend yield and higher FFO multiple than many of our public peers. Gramercy's total return to shareholders through year end 2007 since its IPO in 2004 is 123.2%, inclusive of the $2 special dividend. Although relative outperformance is an important metric for Gramercy and our shareholders, superior absolute returns and earnings growth remain Gramercy's primary objectives.

The steadily improving liquidity of Gramercy shares during 2007 was reflected in the average daily volume of our stock, which rose 280% from 2006 to 295,000 shares per day in 2007. We expect that the AFR acquisition, the larger shareholder base that has resulted, and the stability afforded by AFR's real property portfolio, should enhance the attractiveness and liquidity of Gramercy shares among investors.

These notable achievements are the direct result of Gramercy's decision to redirect its strategy and business model to preserve shareholder capital and enhance corporate liquidity in turbulent markets, to re-engineer its platform and re-task its professionals to

CONTINUED ON NEXT PAGE ▶



Gramercy Capital Corp. Executive Officers from left to right:

Gregory F. Hughes
CHIEF CREDIT OFFICER

Andrew S. Levine
CORPORATE SECRETARY

Robert R. Foley
CHIEF OPERATING OFFICER

Marc Holliday
PRESIDENT AND
CHIEF EXECUTIVE OFFICER
DIRECTOR,
INVESTMENT COMMITTEE

Andrew W. Mathias
CHIEF INVESTMENT OFFICER

John B. Roche
CHIEF FINANCIAL OFFICER

defend Gramercy's position and prepare itself to seize on new investment opportunities in the finance business, and to conceive, execute and begin to integrate the AFR acquisition to expand Gramercy's scope and reduce the volatility of its revenue streams.

Accomplishments

A strengthened capital base, an improved liquidity position, attentive portfolio and credit risk management, and entering into a strategic merger agreement were our major accomplishments in 2007.

Between April and November 2007, Gramercy executed seven successful transactions in the preferred equity, structured finance, and common equity markets, all of which enhanced Gramercy's diverse, long-dated capital base:

- In April 2007, Gramercy issued $115 million of preferred stock at a dividend rate of 8.125%, which at the time was among the narrowest credit spreads ever achieved by a commercial real estate specialty finance issuer.

- In June 2007, Gramercy increased the size of its unsecured credit facility to $175 million from $100 million and reduced the cost of this capital from LIBOR plus 210 basis points to LIBOR plus 165 basis points. Simultaneously, Gramercy reduced the cost and improved the financing terms of $900 million of secured credit facilities provided to it by Goldman, Sachs & Co. and Wachovia Securities.

- In August 2007, amidst a wrenching retrenchment of the CDO markets, Gramercy successfully completed its third billion dollar plus CDO Gramercy Real Estate CDO 2007-1. We believe the success of this transaction, together with our two prior CDOs, which combined provide $2.7 billion net of long-term financing, was based on Gramercy's established reputation as a quality issuer and collateral manager in the fixed income markets, and our careful selection of collateral for the transaction (70% was AAA-rated CMBS). While Gramercy does not anticipate a near-term re-opening of the CDO markets, its three existing CDOs provide term funding at a fixed spread to LIBOR, and the ability to re-invest proceeds from collateral repayments through 2010–2012.

- In September 2007, Gramercy issued $126.7 million of common equity in an overnight offering.

- In November 2007, Gramercy directly placed $100 million of common equity with an affiliate of Morgan Stanley Real Estate Specials Situations Fund III, a global diversified fund management by Morgan Stanley Real Estate. This capital further boosted liquidity, reduced our corporate leverage, bolstered our defensive position, and positioned us for the AFR acquisition.

The sale in August 2007 of our 45% interest in the joint venture that owns One Madison Avenue generated substantial gain and liquidity for Gramercy, producing approximately $147 million in cash, the return of approximately $54 million of invested equity, a gain of approximately $92 million, and special dividend of $2.00 per share. The strong performance of this net lease investment confirmed our belief in the net lease investment business, and helped position Gramercy for its acquisition of AFR.

We worked throughout the year to shed risk and improve the credit metrics of our loan portfolio. We aggressively managed our loan portfolio, and our borrower relationships, to encourage timely repayment of loans. Consequently, loan repayments during 2007 totaled $1.2 billion, an increase of $443.9 million over 2006. We shed risk and recycled capital through the sale or syndication of floating rate loans, especially loans we believed were fully valued or that involved significant unfunded commitments to lend. We restricted our loan origination and purchase activity to markets and property types in which Gramercy has the most experience, such as office properties in New York and Washington DC. At year-end, our efforts were reflected in the composition of our loan portfolio, of which 68.2% was comprised of first mortgage loans, and 36.8% were supported by office properties. We augmented our loan loss reserves in anticipation of worsening conditions in the real estate capital markets and the underlying commercial property markets.

Acquisition of AFR

Diversifying our capital base and amassing liquidity paved the way for a transformational transaction, Gramercy's merger with American Financial Realty Trust, the advantages of which we believe are many:

- Gramercy acquired quality real estate consisting of Class A and B office properties, bank branches, data centers, and certain underutilized office properties. Virtually all are subject to long-term net leases with investment grade financial services firms.

- Gramercy's revenues will be further diversified and lengthened, improving the predictability, financeability and quality of Gramercy's earnings.

- Gramercy will evolve from a specialty finance company into a diversified commercial real estate enterprise with more than 1,000 debt and real property investments.

- Gramercy will leverage AFR's tenant base of financial institutions to enhance its loan acquisition, sale and syndication efforts.

- Gramercy expects to enjoy improved access to capital at lower cost due to its larger asset base, more owned real property, and more stable revenues.

We expect over time these benefits will encourage continued growth, enhanced profits, and potentially a higher price-to-earnings multiple for Gramercy.

Objectives for 2008

Gramercy intends to extend its platform via the AFR merger and to increase growth, profitability and shareholder value.

- American Financial Realty Trust will be integrated into Gramercy. The $3.3 billion acquisition of AFR is an extraordinary opportunity to own quality real estate assets, provide strong returns and tax advantages to our shareholders, expand Gramercy's ability to access capital, and provide structured financial solutions to the financial services industry. The combined company seeks to provide Gramercy and AFR shareholders with above-average dividend returns, asset appreciation, capital gains and NAV growth.

- New sources of long term funding will be established. Our relationships on Wall Street will be expanded by capitalizing on AFR's asset strength.

- Gramercy's network of local/regional/national relationships among borrowers, lenders and investors will be strengthened.

- Gramercy will focus on markets and property types with strong fundamentals.

- We will carefully navigate through turbulent markets by utilizing conservative underwriting assumptions on matters of rental expectations, occupancy projections, capitalization rates, and credit spreads.

Conclusion

The year 2007 included extraordinary challenges for Gramercy, its people, and the industry in which it operates. These challenges did not prevent us from outperforming our peers, and spurred us to implement transforming changes to Gramercy that we believe will produce superior operating results.

We are well-positioned to face the headwinds 2008 will present in the capital markets, the commercial property markets, and the domestic economy. We believe the integration of AFR into the Gramercy business platform will be Gramercy's defining challenge and opportunity for 2008, and will enable Gramercy to continue its highly opportunistic investing approach when many of its competitors will be unable because they lack the scale, capital base, or stable and diverse revenue streams of Gramercy.

Thank you for your continued confidence in Gramercy, its people, and its business model.

Sincerely,

Marc Holliday
PRESIDENT AND
CHIEF EXECUTIVE OFFICER
DIRECTOR,
INVESTMENT COMMITTEE

Robert R. Foley
CHIEF OPERATING OFFICER

EXPERIENCE

Gramercy has executed since inception a disciplined, match-funded capital financing strategy designed to minimize asset/liability mismatch, ensure competitive advantage via market-leading cost of funds, achieve a long-dated maturity structure for its liabilities, and diversify its capital base to avoid excessive reliance on short-term sources of capital. Wrenching adjustments in the global capital markets that began during the first quarter of 2007 and accelerated sharply during the second half of the year confirmed the value of this strategy.

Gramercy relied during 2007 on its carefully-crafted record of success in the capital markets to raise approximately $1.4 billion from a variety of sources:

- $115.0 million of perpetual preferred stock in April 2007, in Gramercy's first raise in the perpetual preferred market;

- $1.1 billion of long-term, non-recourse, non mark-to-market debt via Gramercy Real Estate CDO 2007-1 in August 2007, its third CRE CDO issuance of $1 billion or more. Gramercy now has outstanding $2.7 billion of long-term CRE CDO bonds held by third-party institutional investors;

- $126.7 million of common equity via an overnight offering in September 2007, the 3rd time Gramercy has tapped the overnight market since its initial public offering in August 2004; and

- $100.0 million of common equity in November 2007 via a direct private placement with a special situations fund managed by and invested in by Morgan Stanley, a frequent co-investment partner of Gramercy's affiliate and largest shareholder, SL Green Realty Corp.

In June 2007, Gramercy sharply improved the terms of its three credit facilities. It increased its unsecured credit facility to $175 million from $100 million while reducing its credit spread from 210 basis points to 165 basis points. It negotiated improved borrowing costs, flexibility, and advance rates on its secured warehouse facilities with Goldman, Sachs & Co. and Wachovia Securities. Despite these enhancements, Gramercy used these secured facilities sparingly in recognition of its corporate policy of match funding. At year-end, only $200.2 million was outstanding under these two secured facilities.

DIVERSE CAPITAL BASE



TOTALS
2005
2006
2007

	2005	2006	2007
	$ 2,046.1	$ 3,412.3	$ 4,918.6
Common Equity	$ 369.6	$ 453.8	$ 690.0
Trust Preferred Securities	$ 100.0	$ 150.0	$ 150.0
Perpetual Preferred Equity	$ 0.0	$ 0.0	$ 115.0
CDO	$ 810.5	$ 1,714.0	$ 2,735.0
Mortgage Debt	$ 41.0	$ 94.5	$ 153.6
Lines - Secured (Commitment Amount)	$ 700.0	$ 900.0	$ 900.0
Lines - Unsecured (Commitment Amount)	$ 25.0	$ 100.0	$ 175.0
Total (IN MILLIONS)	$ 2,046.1	$ 3,412.3	$ 4,918.6

1 Loan Repayments & Prepayments	$ 1,220.6
2 Loan Sales	$ 423.8
3 Sale of One Madison Avenue	$ 92.2
4 Basic Operations (FFO)	$ 89.1



1
2
3
4

Capital recycling is another important source of capital. During 2007, Gramercy's capital markets group engineered loan sales that repatriated $423.8 million of capital, and reduced unfunded commitments by $40.1 million. Judicious management of its loan portfolio to encourage timely repayment of loans produced an additional $1.2 billion of capital for reinvestment. The sale in July 2007 of its 45% interest in the office building at One Madison Avenue leased to Credit Suisse, which is the 2nd full or partial sale of a net lease investment by Gramercy since its inception, generated cash and a gain of approximately $147.0 million, and $92.2 million, respectively.

Restrained investment activity also preserved capital and liquidity. Our experience in previous market corrections caused us to sharply rein in loan and CMBS investment activity during the second half of 2007. Investment production for the first quarter 2007 was our biggest quarter since inception, with $817.7 million of gross investment activity and $645.6 million of net investment activity after loan repayments and syndications. Our loan and CMBS portfolios grew to $2.6 billion and $24.0 million, respectively, by June 30, 2007. But bearish market sentiment and deteriorating capital markets caused us execute a dramatic shift in business strategy, including hoarding capital, bolstering liquidity and managing our loan portfolio ever more actively.

Gramercy also generates capital by maintaining a modest dividend payout ratio, primarily through the tax shield created by its net lease portfolio. Since 2005, the FFO payout ratio has averaged 82.8%, which has allowed Gramercy to retain approximately $34.0 million of cash for reinvestment while sustaining good dividend coverage valued by institutional and individual shareholders.

At year-end, Gramercy enjoyed a strong capital base, ample liquidity, and a diversified investment portfolio comprised primarily of first mortgage loans and AAA-rated CMBS. Gramercy was well-positioned to execute its acquisition of American Financial Realty Trust, to take advantage at the appropriate time of opportunistic debt investment opportunities created by market disconnects, and to further differentiate itself from its publicly traded peers in terms of business strategy, platform, and performance.

DIVERSIFICATION

In 2008 and Beyond

Gramercy's corporate objectives for 2008 involve strengthening the senior management team, integrating Gramercy Realty, reducing overall corporate leverage ratios, leveraging relationships with banking and other financial institutions to access intermediate and long-term capital and encouraging two-way transaction flow between Gramercy Realty and Gramercy Finance, and further exploiting the synergies resulting from our unique relationship with SLG, with which we share management, ownership and corporate infrastructure support. Gramercy will reposition our debt and net lease portfolio, grow our capital base, promote reliable cash flow, and redeploy capital for the benefit of our shareholders.

At Gramercy Finance, business unit goals include managing credit exposure by shrinking the current loan portfolio through loan sales and aggressive asset management, building loan loss reserves, recycling capital into newly-originated loan assets with wider credit spreads and more conservative loan structures, and selectively lending in markets we know best (especially New York City, Washington DC, and Los Angeles) to well-capitalized, experienced institutional sponsors with which Gramercy has existing relationships. Our Real Estate Securities Group has identified special situations involving AAA- and AA-rated CMBS offering compelling risk-adjusted returns with an emphasis on current income with enhanced value through additional structuring and appropri-

HISTORICAL LOAN PRODUCTION (IN MILLIONS)


$817.0
$1,232.9
$909.2
$1,965.0
$1,052.5
$2,696.9
2005
2006
2007
NET
GROSS

ate term leverage. These special situations are likely to involve off balance sheet transactions or vehicles to which Gramercy Finance will enlist institutional investors.

At Gramercy Realty, business unit goals include continued sales of non-strategic properties to recycle capital and allow management to focus on properties and new investment opportunities with greater profit potential, establishment of joint ventures with institutional capital partners and local or regional operating partners to fully exploit the value potential of under-let properties, tighter asset management and more efficient financing for the retained core portfolio, identify superior property acquisitions, complete buildout of the senior management team, and optimize financing for the reconfigured net lease portfolio.

TRANSFORMATION

Gramercy's transformation into a diversified commercial property and finance company officially began on April 1, 2008 when it closed its acquisition of American Financial Realty Trust. In reality, the transformation began much earlier, in mid-2006, when Gramercy's senior management identified AFR as a potential acquisition target through which to accelerate Gramercy's involvement in the commercial property net lease sector. The public announcement of the merger agreement on November 2, 2007 initiated 5 months of intensive work by teams of Gramercy and AFR employees to execute financing, systems integration, asset sales, and reorganization plans to ensure a timely closing and a quick launch of the combined organization's business strategy. Gramercy respects AFR's core business model, which rests on a real estate portfolio consisting of well-located bank branches and high-quality, modern office buildings serving investment-grade rated financial institutions. We believe significant shareholder value can be created by applying to the former AFR platform Gramercy's tighter management style, hands-on commercial real estate asset management experience, demonstrated ability to optimally finance net lease structures in the capital markets, expense discipline, ability to realize further cost savings through synergies and economies of scale, and utilize its extensive, high-level relationships with domestic and off-shore financial institutions to become their preferred landlord. Over time, we expect the acquisition will provide a growth platform through which Gramercy can work with financial institutions on financial and real estate solutions.

COMBINED ASSET BASE

Gramercy Q4 2007



Credit Net Lease
Commercial Real Estate
6%
Real Estate
Securities
22%
Whole
Loans
49%
Mezzanine
Loans
17%
Subordinate
Mortgages
6%

Gramercy Q4 2007
Including AFR Assets



Whole
Loans
26%
Subordinate
Mortgages
3%
Mezzanine
Loans
9%
Credit Net Lease
Commercial Real Estate
50%
Real Estate
Securities
12%

Increased Total Assets by Roughly 87%

The potential benefits to Gramercy and its shareholders include:

- Dramatically expand Gramercy's net lease platform;
- Reduce earnings volatility on the strength of long-term lease revenues from investment-grade rated financial institutions;
- Improve further Gramercy's demonstrated ability to raise cost-efficient capital against a larger asset base of which approximately 50% is commercial property;
- Optimize capital structure to mirror the credit quality and long duration of underlying assets and cash flow;
- Increase net lease acquisition opportunities with financial services companies seeking to generate capital by selling commercial properties;
- Enhance dividend coverage utilizing tax shield from non-cash depreciation expense; and
- Expand equity multiple driven by historically higher FFO multiples for commercial property REITs than for commercial finance REITS.

The result is two complementary business segments that share similar credit evaluation and real estate underwriting skills, combined corporate finance and corporate infrastructure, and effective cross-selling at mid- and senior-management levels. The net lease business segment will operate under the name Gramercy Realty, and the debt investment business segment will operate under the name Gramercy Finance. Both will be divisions of Gramercy Capital Corp.

AFR INVENTORY (AS OF 12/31/07)

	Total SF	Percent
AL	198,406	0.65 %
AR	421,147	1.37 %
AZ	583,057	1.90 %
CA	1,661,352	5.41 %
CT	238,233	0.78 %
DC	110,841	0.36 %
DE	389,635	1.27 %
FL	3,572,847	11.63 %
GA	1,625,004	5.29 %
IA	47,654	0.16 %
IL	1,626,022	5.29 %
IN	237,585	0.77 %
KS	80,511	0.26 %
KY	28,623	0.09 %
LA	153,580	0.50 %
MA	700,012	2.28 %
MD	1,008,233	3.28 %
ME	46,665	0.15 %
MI	405,174	1.32 %
MO	1,442,346	4.70 %
MS	72,498	0.24 %
NC	4,803,946	15.64 %
NH	85,921	0.28 %
NJ	1,113,954	3.63 %
NM	110,064	0.36 %
NV	299,717	0.98 %
NY	909,026	2.96 %
OH	599,292	1.95 %
OK	107,883	0.35 %
OR	50,833	0.17 %
PA	2,266,235	7.38 %
RI	440,184	1.43 %
SC	623,433	2.03 %
TN	444,086	1.45 %
TX	777,821	2.53 %
VA	3,023,238	9.84 %
VT	30,368	0.10 %
WA	376,912	1.23 %
	30,712,338	**100.00 %**


■ = AFR INVENTORY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to
Commission File No. 1-32248

GRAMERCY CAPITAL CORP.

(Exact name of registrant as specified in its charter)

Maryland	**06-1722127**
(State or other jurisdiction incorporation or organization)	(I.R.S. Employer of Identification No.)

420 Lexington Avenue, New York, NY 10170
(Address of principal executive offices - zip code)
(212) 297-1000
(Registrant's telephone number, including area code)
SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.001 Par Value	New York Stock Exchange
Series A Cumulative Redeemable Preferred Stock, $0.001 Par Value	New York Stock Exchange

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a small reporting company. See the definitions of "large accelerated filer", "accelerated filer", "non-accelerated filer", and "small reporting company" in Rule 12b-2 of the Exchange Act. Large accelerated filer ☐ Accelerated Filer ☒ Non-accelerated filer ☐ small reporting company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒.

As of March 17, 2008, there were 34,853,911 shares of the Registrant's common stock outstanding. The aggregate market value of common stock held by non-affiliates of the registrant (19,654,138 shares) at June 30, 2007 was $541,274,961. The aggregate market value was calculated by using the closing price of the common stock as of that date on the New York Stock Exchange, which was $27.54 per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for its 2008 Annual Stockholders' Meeting expected to be filed within 120 days after the close of the registrant's fiscal year are incorporated by reference into Part III of this Annual Report on Form 10-K.

GRAMERCY CAPITAL CORP.
FORM 10-K
TABLE OF CONTENTS

10-K PART AND ITEM NO.

PART I
ITEM 1. BUSINESS

GENERAL

Gramercy Capital Corp. is a commercial real estate specialty finance company that focuses on the direct origination and acquisition of whole loans, subordinate interests in whole loans, mezzanine loans, bridge loans, preferred equity, and net lease investments involving commercial properties throughout the United States. We have also established a real estate securities business that focuses on the acquisition, trading and financing of commercial mortgage backed securities, or CMBS, and other real estate related securities. When evaluating transactions, we assess our risk-adjusted return and target transactions with yields that seek to provide excess returns for the risks being taken. We have elected to be taxed as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, and generally will not be subject to federal income taxes to the extent we distribute our income to our stockholders. We have in the past established, and may establish in the future, taxable REIT subsidiaries, or TRSs, to effect various taxable transactions. Those TRSs would incur federal, state and local taxes on the taxable income from their activities.

Gramercy was formed in April 2004 as a Maryland corporation and we completed our initial public offering in August 2004. Substantially all of Gramercy's operations are conducted through GKK Capital LP, a Delaware limited partnership, or our Operating Partnership. Gramercy, as the sole general partner of, and currently the holder of 100% of the common Class A limited partner units of our Operating Partnership, has responsibility and discretion in the management and control of our Operating Partnership, and the limited partners of our Operating Partnership, in such capacity, have no authority to transact business for, or participate in the management activities of, our Operating Partnership. Accordingly, we consolidate the accounts of our Operating Partnership.

We are externally managed and advised by GKK Manager LLC, or our Manager, a majority-owned subsidiary of SL Green Realty Corp. (NYSE: SLG), or SL Green. At December 31, 2007, SL Green also owned approximately 22% of the outstanding shares of our common stock.

As of December 31, 2007, we held loans, other lending investments, and CMBS of approximately $3.4 billion, net of fees, discounts, and unfunded commitments with an average spread to LIBOR of 397 basis points for our floating rate investments, and an average yield of 7.02% for our fixed rate investments. As of December 31, 2007, we also held interests in three credit tenant net lease investments, or CTL investments, two interests in joint ventures that own fee positions on properties subject to long-term ground leases and a 100% fee interest in a property subject to a long-term ground lease.

On November 2, 2007, we entered into a definitive merger agreement to acquire American Financial Realty Trust (NYSE: AFR), or American Financial, for approximately $3.5 billion, including the assumption of certain of American Financial's outstanding indebtedness. American Financial is a self-administered, self-managed real estate investment trust that acquires properties from, and leases properties to, regulated financial institutions, and through its operating partnership and various affiliates, owns and manages its assets primarily under long-term triple net and bond net leases with banks. The merger agreement provides that we will acquire all of American Financial's common stock for per share consideration of $5.50 in cash and 0.12096 shares of our common stock. At closing of the merger, American Financial's shareholders will also be entitled to receive (i) the regular quarterly dividend declared and paid by us in respect of the first quarter of 2008, if any, and (ii) a portion of any special dividend declared by us before closing of the merger. The merger agreement also provides that if the net proceeds received on the sales of specified properties prior to closing exceed agreed levels, an additional cash payment of half of such excess amount, if any (but no more than $0.25 per share), will be made at closing to American Financial's shareholders. The sales process is subject to various uncertainties, and no assumption should be made of any such payment. Upon closing of the merger, American Financial's shareholders are expected to own approximately 31% of Gramercy's outstanding shares.

As part of the merger we expect to assume approximately $1.20 billion of American Financial's outstanding debt. We have also obtained a commitment letter from Goldman Sachs Mortgage Company, Citigroup Global Markets Realty Corp. and SL Green Realty Corp., to provide debt financing for the cash component of the consideration in an amount of up to $850.0 million, subject to certain customary conditions. This commitment will terminate in the event that we do not complete our merger with American Financial on or prior to April 1, 2008. Further, in connection with the closing of the merger, we also expect to consummate various financings and close on the sale of various individual American Financial assets currently under contract. However there can be no assurance that any or all of these transactions will close.

Our pending merger with American Financial will combine the existing operating platforms of American Financial with our own, to create an integrated commercial real estate finance and operating company, and will transform us from primarily a specialty finance company into a $7.6 billion diversified real estate enterprise with complementary business lines consisting of commercial real estate finance and net lease property investments. Upon closing of the merger, we expect to own approximately 27 million square feet of commercial real estate in 37 states to add to our current investment portfolio. The acquisition is expected to be completed on or about March 31, 2008, but is subject to customary closing conditions. The stockholders of both Gramercy and American Financial approved the merger on February 13, 2008.

Our corporate offices are located in midtown Manhattan at 420 Lexington Avenue, New York, New York 10170. We do not currently have any employees. We may, however, hire employees as a result of the acquisition of American Financial. Our executive officers are all employed by our Manager or SL Green. We can be contacted at (212) 297-1000. We maintain a website at www.gramercycapitalcorp.com. On our website, you can obtain, free of charge, a copy of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as practicable after we file such material electronically with, or furnish it to, the Securities and Exchange Commission, or the SEC. We have also made available on our website our audit committee charter, compensation committee charter, nominating and corporate governance committee charter, code of business conduct and ethics and corporate governance principles. You can also read and copy materials we file with the SEC at its Public Reference Room at 100 F Street, NE, Washington, D.C. 20549 (1-800-SEC-0330). The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding the issuers that file electronically with the SEC.

Unless the context requires otherwise, all references to "we," "our," and "us" in this annual report means Gramercy Capital Corp., a Maryland corporation, and one or more of its subsidiaries, including GKK Capital LP, a Delaware limited partnership.

CORPORATE STRUCTURE

Substantially all of our assets are held by, and all of our operations are conducted through, our Operating Partnership. We are the sole general partner and sole owner of the Class A limited partner interests of our Operating Partnership. At December 31, 2007, the majority of the Class B limited partnership interests were owned by our Manager and SL Green Operating Partnership, L.P. Interests were also held by certain officers and employees of SL Green, including some of whom are our executive officers, which interests are subject to performance thresholds. To provide an incentive to enhance the value of our common stock, the holders of the Class B limited partner interests of our Operating Partnership are entitled to an incentive return equal to 25% of the amount by which funds from operations, or FFO, plus certain accounting gains and losses (as defined in the partnership agreement of our Operating Partnership) exceed the product of our weighted average stockholders equity (as defined in the partnership agreement of our Operating Partnership) multiplied by 9.5% (divided by 4 to adjust for quarterly calculations).

As of December 31, 2007, the majority of the interests in our Manager were held by SL Green Operating Partnership, L.P. Interests in our Manager were also held by certain of our executive officers and by certain employees of SL Green including some of whom are our executive officers, which interests are subject to performance thresholds. We pay to our Manager a base management fee equal to one and three-quarters of one percent (1.75%) of our gross stockholders' equity (as defined in the management agreement with our Manager) inclusive of the trust preferred securities issued in May 2005, August 2005 and January 2006. In addition, we are obligated to reimburse our Manager for its costs incurred under an asset servicing agreement between our Manager and an affiliate of SL Green Operating Partnership, L.P. and a separate outsource agreement between our Manager and SL Green Operating Partnership, L.P. The asset servicing agreement provides for an annual fee payable to SL Green Operating Partnership, L.P. by us of 0.05% of the book value of all credit tenant lease assets and non-investment grade bonds, and 0.15% of the book value of all other assets. The asset servicing fee can be reduced by SL Green Operating Partnership, L.P. for fees paid directly to outside servicers by us. The outsource agreement currently provides for an annual fee payable by us, which fee is approximately $1.4 million per year, increasing 3% annually over the prior year on the anniversary date of the outsource agreement in August of each year. Payments under the outsource agreement will increase upon closing of the American Financial merger to reflect higher costs resulting from the increased size and number of assets of the combined company. The asset servicing and outsource agreements allow us to leverage the experience, resources and relationships SL Green has established.

Our collateralized debt obligations, or CDOs, were closed in July 2005, August 2006 and August 2007. The CDO that closed in 2005 was issued through two indirect subsidiaries, Gramercy Real Estate CDO 2005-1 Ltd., or the 2005 Issuer, and Gramercy Real Estate CDO 2005-1 LLC, or the 2005 Co-Issuer. The CDO that closed in 2006 was also issued through two indirect subsidiaries, Gramercy Real Estate CDO 2006-1 Ltd., or the 2006 Issuer, and Gramercy Real Estate CDO 2006-1 LLC, or the 2006 Co-Issuer. The CDO that closed in 2007 was also issued through two indirect subsidiaries, Gramercy Real Estate CDO 2007-1 LTD., or the 2007 Issuer, and Gramercy Real Estate CDO 2007-1 LLC, or the 2007 Co-Issuer. The 2005 Issuer, 2006 Issuer, 2007 Issuer, 2005 Co-Issuer, 2006 Co-Issuer, and 2007 Co-Issuer are subsidiaries of our private REITs, Gramercy Investment Trust and Gramercy Investment Trust II. Our Operating Partnership holds all shares of common stock and controls all of the management and operations of the private REIT's. At December 31, 2007, the private REITs and all subsidiaries of the private REITs were consolidated into our financial results.

In connection with the closing of our first CDO in July 2005, the 2005 Issuer entered into a collateral management agreement with our Manager. Pursuant to the collateral management agreement, our Manager has agreed to provide certain advisory and administrative services in relation to the collateral debt securities and other eligible investments securing the CDO notes. The collateral management agreement provides for a senior collateral management fee, payable quarterly in accordance with the priority of payments as set forth in the indenture, equal to 0.15% per annum of the net outstanding portfolio balance, and a subordinate collateral management fee, payable quarterly in accordance with the priority of payments as set forth in the indenture, equal to 0.25% per annum of the net outstanding portfolio balance. Net outstanding portfolio balance is the sum of the (i) aggregate principal balance of the collateral debt securities, excluding defaulted securities, (ii) aggregate principal balance of all principal proceeds held as cash and eligible investments in certain accounts, and (iii) with respect to the defaulted securities, the calculation amount of such defaulted securities. As compensation for the performance of its obligations as collateral manager under the first CDO, our Board of Directors has allocated to our Manager the subordinate collateral management fee paid on securities issued by the CDO but not held by us. At December 31, 2007 and December 31, 2006, we owned all of the non-investment grade bonds, preferred equity and equity in each of our three CDOs. The senior collateral management fee and balance of the subordinate collateral management fee is allocated to us. For the years ended December 31, 2007, 2006 and 2005, we realized expense of approximately $2.1 million, $2.1 million and $0.9 million respectively, to our Manager under such collateral management agreement.

Except for the 2005 CDO, fees payable in connection with CDOs or other securitization vehicles are governed by the amended and restated management agreement. Pursuant to that agreement, if a collateral manager is retained as part of the formation of a CDO or other securitization vehicle, our Manager or an affiliate will be the collateral manager and will receive the following fees: (i) 0.25% per annum of the principal amount outstanding of bonds issued by a managed transitional CDO that are owned by third-party investors unaffiliated with us or our Manager, which CDO is structured to own loans secured by transitional properties, (ii) 0.15% per annum of the book value of the principal amount outstanding of bonds issued by a managed non-transitional CDO that are owned by third-party investors unaffiliated with us or our Manager, which CDOs structured to own loans secured by non-transitional properties, (iii) 0.10% per annum of the principal amount outstanding of bonds issued by a static CDO that are owned by third party investors unaffiliated with us or our Manager, which CDO is structured to own non-investment grade bonds, and (iv) 0.05% per annum of the principal amount outstanding of bonds issued by a static CDO that are owned by third-party investors unaffiliated with us or our Manager, which CDO is structured to own investment grade bonds. For the purposes of the management agreement, a "managed transitional" CDO means a CDO that is actively managed, has a reinvestment period and is structured to own debt collateral secured primarily by non-stabilized real estate assets that are expected to experience substantial net operating income growth, and a "managed non-transitional" CDO means a CDO that is actively managed, has a reinvestment period and is structured to own debt collateral secured primarily by stabilized real estate assets that are not expected to experience substantial net operating income growth. Both "managed transitional" and "managed non-transitional" CDOs may at any given time during the reinvestment period of the respective vehicles invest in and own non-debt collateral (in limited quantity) as defined by the respective indentures. If any fees are paid to the collateral manager in excess of the fee structure provided for above, such fees are paid to us. For the year ended December 31, 2007 and 2006 we realized expense of approximately $2.3 million and $0.8 million, respectively, to our Manager under this agreement related to the 2006 CDO. With respect to the CDO which closed in August, 2007, we realized expense of approximately $0.3 million to our Manager.

BUSINESS AND GROWTH STRATEGIES

We invest in a diversified portfolio of real estate loans, including whole loans, bridge loans, subordinate interests in whole loans, mezzanine loans, distressed debt, CMBS, preferred equity, and net lease investments involving commercial properties throughout the United States. We have also established a real estate securities business that focuses on the acquisition, trading and financing of commercial mortgage backed securities, or CMBS, and other real estate related securities. When evaluating transactions, we assess our risk-adjusted return and target transactions with yields that seek to provide excess returns for the risks being taken.

We generate income principally from the spread between the yields on our assets and the cost of our borrowing and hedging activities. We leverage our investments to enhance returns to stockholders equity. We finance, or may finance in the future, assets through a variety of techniques, including repurchase agreements, secured and unsecured credit facilities, CDOs, unsecured junior subordinated corporate debt, issuances of CMBS, and other structured financings. In addition, we match fund interest rates with like-kind debt (i.e., fixed-rate assets are financed with fixed-rate debt, and floating rate assets are financed with floating rate debt), through the use of hedges such as interest rate swaps, caps, or through a combination of these strategies. This allows us to reduce the impact of changing interest rates on our cash flow and earnings. We actively manage our positions, using our credit, structuring and asset management skills to enhance returns. We intend to grow our business using prudent levels of debt financing, syndication of loan interests and structured financing when feasible, rather than relying solely on equity capital, in order to increase earnings per share.

We attempt to actively manage and maintain the credit quality of our portfolio by using our management team's expertise in structuring and repositioning investments to improve the quality and yield on managed investments. When investing in higher leverage transactions, we use guidelines and standards developed and employed by senior management of the Manager and SL Green, including the underwriting of collateral performance and valuation, a review of the creditworthiness of the equity investors, additional forms of collateral and strategies to effect repayment. If defaults occur, we employ SL Green's asset management skills to mitigate the severity of any losses and seek to optimize the recovery from assets in the event that we foreclose upon them. SL Green will manage these assets and has the right to purchase properties in metropolitan New York and Washington, D.C. that we acquire in foreclosure. In other geographic markets, we often use long-standing relationships of senior management or SL Green with local operators or investors to enhance our ability to underwrite transactions or mitigate defaults when making or managing investments.

We seek to control the negotiation and structure of the debt transactions in which we invest, which enhances our ability to mitigate our losses, to control the negotiation and drafting of loan documents that afford us appropriate rights and control over our collateral, and to have the right to control the debt that is senior to our position. We believe that this level of control, when obtainable, allows us to achieve attractive risk-adjusted returns within a real estate debt capital structure. We generally avoid investments where we cannot secure adequate control rights, unless we believe the default risk is very low and the transaction involves high-quality sponsors. Our flexibility to invest in all or any part of a debt capital structure enables us to participate in many transactions and to retain only the investments that meet our investment parameters.

We believe that our ability to provide a wide range of financing products and our ability to customize financing structures to meet borrowers' needs differentiates us from our competitors. We can provide real estate financing solutions throughout the entire capital structure from the most senior capital positions through subordinate interests to equity participations. Our senior management team has substantial experience in responding to unique borrower needs by crafting financial products that are tailored to meet the business plan of a property owner.

We focus on certain types of investments where we believe we have a competitive advantage and that offer appropriate risk-adjusted returns. For properties that we believe have stable values or where we have specific asset management capabilities to mitigate losses, we will target higher leverage investments. If we conclude that a property to be financed will have more volatile values or cash flows under a variety of market conditions, we target a less leveraged investment. In such transactions we may seek a second-loss or more senior position in the capital structure. We also target the origination of larger financings, including whole loans, to afford us the opportunity to syndicate and securitize our investments, create retained instruments with above-market returns, and realize gains on the sale of these positions. We originate investments in direct transactions with borrowers, we co-originate with or acquire existing assets from third parties, primarily financial institutions, and we co-invest with SL Green and its affiliates.

In addition, our pending merger with American Financial will combine the existing operating platforms of American Financial with our own to create an integrated commercial real estate finance and operating company, and will transform us from primarily a specialty finance company into a $7.6 billion diversified real estate enterprise with complementary business lines consisting of commercial real estate finance and net lease property investments.

Our targeted investments include the following:

Whole Loans — We originate fixed-rate permanent whole loans with terms of up to 15 years. We may separate certain of these loans into tranches, which can be securitized and resold. When we do so, we occasionally retain that component of the whole loan that we believe has the most advantageous risk-adjusted returns. The retained interest can be the senior interest, a subordinate interest, a mezzanine loan or a preferred equity interest created in connection with such whole loan origination. We expect the stated maturity of our whole loan investments to range from five years to 15 years. We may sell these investments prior to maturity.

Bridge Loans — We offer floating rate bridge whole loans to borrowers who are seeking debt capital with a final term to maturity of not more than five years to be used in the acquisition, construction or redevelopment of a property. Typically, the borrower has identified a property in a favorable market that it believes to be poorly managed or undervalued. Bridge financing enables the borrower to employ short-term financing while improving the operating performance and physical aspects of the property and avoid burdening it with restrictive long-term debt. The bridge loans we originate are predominantly secured by first mortgage liens on the property and currently provide interest rates ranging from 175 to greater than 400 basis points over applicable index rate indexes. We expect the stated maturity of our bridge loans to range from two years to five years, and we frequently hold these investments to maturity.

We believe our bridge loans will lead to additional financing opportunities in the future, as bridge facilities are often a first step toward permanent financing or a sale of the underlying real estate. We generally view securitization as a financing rather than a trading activity. We have pooled together smaller bridge loans and retained the resulting non-investment grade interests (and interest-only certificates, if any) resulting from these securitizations, which to-date have taken the form of CDOs.

Subordinate Interests in Whole Loans — We purchase from third parties, and may retain from whole loans we originate and co-originate and securitize or sell, subordinate interests in whole loans. Subordinate interests are participation interests in mortgage notes or loans secured by a lien subordinated to a senior interest in the same loan. The subordination is generally evidenced by a co-lender or participation agreement between the holders of the related senior interest and the subordinate interest. In some instances, the subordinate interest lender may additionally require a security interest in the stock or partnership interests of the borrower as part of the transaction. When we originate whole loans, we may divide them, and securitize or sell the senior interest and keep a subordinate interest for investment, or the opposite.

Subordinate interests in whole loans typically bear interest at a rate of 300 to 900 basis points over the applicable interest rate index and have last-dollar loan-to-value ratios between 65% and 85%. Subordinate interest lenders have the same obligations, collateral and borrower as the senior interest lender, but typically are subordinated in recovery upon a default. Subordinate interests in whole loans share certain credit characteristics with second mortgages, in that both are subject to greater credit risk with respect to the underlying mortgage collateral than the corresponding senior interest.

Subordinate interests created from bridge loans generally will have terms matching those of the whole loan of which they are a part, typically two to five years. Subordinate interests created from whole loans generally will have terms of five years to fifteen years. We expect to hold subordinate interests in whole loans to their maturity.

When we acquire subordinate interests in whole loans from third parties, we may earn income on the investment, in addition to the interest payable on the subordinate piece, in the form of fees charged to the borrower under that note (recently, approximately 0.75% to 1.50% of the note amount) or by receiving principal payments in excess of the discounted price (below par value) we paid to acquire the note. When we originate subordinate interests out of whole loans and then sell the senior interest, we allocate our basis in the whole loan among the two (or more) components to reflect the fair market value of the new instruments. We may realize a profit on sale if our allocated value is below the sale price or we may realize a loss on sale if our allocated value is above the sale price. Our ownership of a subordinate interest with controlling class rights, which typically means we have the ability to determine when, and in what manner, to exercise the rights and remedies afforded the holder of the senior interest, may, in the event the financing fails to perform according to its terms, cause us to elect to pursue our remedies as owner of the subordinate interest, which may include foreclosure on, or modification of, the note. In some cases, usually restricted to situations where the appraised value of the collateral for the debt falls below agreed levels relative to the total outstanding debt, the owner of the senior interest may be able to foreclose or modify the note against our wishes as holder of the subordinate interest. As a result, our economic and business interests may diverge from the interests of the holders of the senior interest. These divergent interests among the holders of each investment may result in conflicts of interest.

Mezzanine Loans — We originate mezzanine loans that are senior to the borrower's equity in, and subordinate to a mortgage loan on, a property. These loans are secured by pledges of ownership interests, typically in whole but occasionally in part (but usually with effective sole control over all the ownership interests), in entities that directly or indirectly own the real property. In addition, we may require other collateral to secure mezzanine loans, including letters of credit, personal guarantees, or collateral unrelated to the property. We typically structure our mezzanine loans to receive a stated coupon (benchmarked usually against LIBOR, or occasionally against a Treasury index or a swap index). We may in certain select instances structure our mezzanine loans to receive a stated coupon plus a percentage of gross revenues and a percentage of the increase in the fair market value of the property securing the loan, payable upon maturity, refinancing or sale of the property.

These investments typically have terms from two to ten years and typically bear interest at a rate of 400 to 800 basis points over the applicable interest rate index. Some transactions entail the issuance of more than one tranche or class of mezzanine debt. Mezzanine loans usually have last-dollar loan-to-value ratios between 65% and 90%, although these measures have declined more recently. Mezzanine loans frequently have maturities that match the maturity of the related mortgage loan but may have shorter or longer terms. We expect to hold these investments to maturity.

Distressed Debt — We may also invest in distressed debt, most often sub- and non-performing real estate loans acquired from financial institutions. We make these investments when we believe our underwriting, credit, financing and asset management experience enable us to generate above-average risk-adjusted returns by resolving these distressed loans expeditiously through refinancings, negotiated repayments with borrowers or foreclosure and subsequent sale of the underlying property. A sub-performing loan is a loan with a very high loan-to-value ratio, with a low debt service coverage ratio, and which is likely to default at maturity because the property securing the loan cannot support a refinancing of the loan's entire unpaid principal balance. A non-performing loan is a loan that is in default of its covenants, is past due in interest payments, or is past its final maturity date and has not been repaid. Sub- and non-performing loans are typically purchased at a discount to the note balance. Our investment return results from a combination of current cash flow from the note or underlying property, plus any eventual recovery of loan principal.

We expect the maturity of our distressed debt investments to range from several months to up to ten years. Such investments will usually be held until resolution, which may entail a bankruptcy and foreclosure process, which can require months or years to complete.

Commercial Mortgage-Backed Securities (CMBS) — Through our Real Estate Securities Group ("RESG"), we acquire CMBS that are created when commercial loans are pooled and securitized. CMBS are secured by or evidenced by ownership interests in a single commercial mortgage loan or a pool of mortgage loans secured by commercial properties. We expect a majority of our CMBS to be rated by at least one rating agency. CMBS are generally pass-through certificates that represent beneficial ownership interests in common law trusts whose assets consist of defined portfolios of one or more commercial mortgage loans. They are typically issued in multiple tranches whereby the more senior classes are entitled to priority distributions from the trust's income to make specified interest and principal payments on such tranches. Losses and other shortfalls from expected amounts to be received on the mortgage pool are borne by the most subordinate classes, which receive payments only after the more senior classes have received all principal and/or interest to which they are entitled.

The credit quality of CMBS depends on the credit quality of the underlying mortgage loans, which is a function of factors such as:

- the principal amount of loans relative to the value of the related properties;
- the mortgage loan terms (e.g. amortization);
- market assessment and geographic location;
- construction quality and economic utility of the property; and
- the creditworthiness of the tenants.

Expected maturities of our CMBS investments range from several months to up to ten years. We expect to hold our CMBS investments to maturity.

Preferred Equity — We originate preferred equity investments in entities that directly or indirectly own commercial real estate. Preferred equity is not secured, but holders have priority relative to common equity holders on cash flow distributions and proceeds from capital events. In addition, preferred holders can often enhance their position and protect their equity position with covenants that limit the entity's activities and grant us the exclusive right to control the property after an event of default. Occasionally, the first mortgage on a property prohibits additional liens and a preferred equity structure provides an attractive financing alternative. With preferred equity investments, we may become a special limited partner or member in the ownership entity and may be entitled to take certain actions, or cause liquidation, upon a default. Preferred equity typically is more highly leveraged, with last-dollar loan-to-value ratios of 85% to more than 90%. We expect our preferred equity to have mandatory redemption dates (that is, maturity dates) that range from three years to five years, and we expect to hold these investments to maturity.

Other Real Estate-Related Investments — We may also make investments in other types of commercial or multifamily real estate assets. These may include acquisitions of real property and debt issued by REITs or other real estate companies. We have authority to issue our common stock or other equity or debt securities in exchange for assets. Subject to gross income and asset tests necessary for REIT qualification, we may also invest in securities of other REITs, or other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities.

Some of these investments may be equity interests in properties with no stated maturity or redemption date, or long-term leasehold interests with expiration dates as long as 40 years beyond the date of our investment. We expect to hold these investments for between several months and up to ten years, depending upon the risk profile of the investment and our investment rationale. The timing of our sale of these investments, or of their repayment, will frequently be tied to certain events involving the underlying property, such as leases to new tenants or a re-financing on superior terms.

Our pending acquisition of American Financial is an example of such an investment, and is the natural extension of the investments in net leased commercial properties undertaken by us since our inception.

The aggregate carrying values allocated by product type and weighted average coupons of our loans, other lending investments, and CMBS as of December 31, 2007 and December 31, 2006 were as follows:

	Carrying Value[1] ($ in thousands)		Allocation by Investment Type		Fixed Rate: Average Yield		Floating Rate: Average Spread over LIBOR[2]	
	2007	2006	2007	2006	2007	2006	2007	2006
Whole loans, floating rate	$1,594,338	$1,372,316	60%	63%	—	—	332 bps	327 bps
Whole loans, fixed rate	204,192	42,376	8%	2%	7.79%	11.69%	—	—
Subordinate interests in whole loans, floating rate	146,901	236,308	6%	11%	—	—	447 bps	445 bps
Subordinate interests in whole loans, fixed rate	61,890	48,769	2%	2%	8.78%	8.54%	—	—
Mezzanine loans, floating rate	413,813	226,675	16%	10%	—	—	607 bps	665 bps
Mezzanine loans, fixed rate	203,753	216,216	8%	10%	8.91%	9.92%	—	—
Preferred equity, fixed rate	11,858	44,224	—	2%	10.09%	10.68%	—	—
Subtotal/ Weighted average	$2,636,745	$2,186,884	100%	100%	8.45%	10.04%	395 bps	384 bps
CMBS, floating rate	23,817	—	3%	—	—	—	593 bps	—
CMBS, fixed rate	768,166	—	97%	—	6.13%	—	—	—
Subtotal/ Weighted average	791,983	—	100%	—	6.13%	—	593 bps	—
Total	$3,428,728	$2,186,884	100%	100%	7.02%	10.04%	397 bps	384 bps

(1) Loans, other lending investments and CMBS are presented after scheduled amortization payments and prepayments, and are net of unamortized fees, discounts, asset sales, unfunded commitments, reserves for possible loan losses, and other adjustments.

(2) Spreads over an index other than LIBOR have been adjusted to a LIBOR-based equivalent.

We have conducted our operations and intend to continue to conduct our operations so as not to become regulated as an investment company under the Investment Company Act of 1940, as amended, or the Investment Company Act. We believe that there are a number of exclusions or exemptions under the Investment Company Act that may be applicable to us. We will either be excluded from the definition of investment company under Section 3(a)(1)(C) of the Investment Company Act, by owning or proposing to acquire "investment securities" having a value not exceeding 40% of the value of our total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, or by qualifying for the exclusions from registration provided by Sections 3(c)(5)(C) and/or 3(c)(6) of the Investment Company Act. We will monitor our portfolio periodically and prior to each acquisition to confirm that we continue to qualify for the relevant exclusion or exemption.

Qualifying for the Section 3(c)(5)(C) exemption requires that at least 55% of our portfolio be comprised of "qualifying assets," and a total of at least 80% of our portfolio be comprised of "qualifying assets" and "real estate-related assets," a category that includes qualifying assets. We generally expect whole loans, CTL investments, and Tier 1 mezzanine loans to be qualifying assets. The treatment of distressed debt securities as qualifying assets is based on the characteristics of the particular type of loan, including its foreclosure rights. Junior (first loss) interest in MBS pools may constitute qualifying assets under Section 3(c)(5)(C), provided that we have the unilateral right to foreclose, directly or indirectly, on the mortgages in the pool and that we may act as the controlling class or directing holder of the pool. Tier 1 mezzanine loans are loans granted to a mezzanine borrower that directly owns interests in the entity that owns the property being financed. Subordinate interests in whole loans may constitute qualifying assets under Section 3(c)(5)(C), provided that we have the unilateral right to foreclose, directly or indirectly, on the mortgage and that we may act as the controlling class or directing holder of the note. We generally do not treat preferred equity investments as qualifying assets. In relying on the exemption provided by Section 3(c)(5)(C), we also make investments so that at least 80% of our portfolio is comprised of real-estate, we expect that all of these classes of investments will be considered real estate-related assets under the Investment Company Act for purposes of the 80% investment threshold.

Qualification for the Section 3(a)(1)(C), Section 3(c)(5)(C) and/or Section 3(c)(6) exclusions or exemptions will limit our ability to make certain investments. To the extent that the staff of the SEC provides more specific guidance regarding the treatment of assets as qualifying assets or real estate-related assets, we may be required to adjust our investment strategy accordingly. Any additional guidance from the staff of the SEC could provide additional flexibility to us, or it could further inhibit our ability to pursue the investment strategy we have chosen.

On occasion, we utilize a special servicer, which in some instances may be an affiliate of us or may be the rated special servicer affiliate of SL Green, to manage, modify and resolve loans and other investments that fail to perform under the terms of the loan agreement, note, indenture, or other governing documents. We will typically negotiate for the right to appoint a special servicer as part of the origination or purchase of an investment. Special servicers are most frequently employed in connection with whole loans, subordinate interests in whole loans and first-loss classes of CMBS. The rights of the special servicer, which are typically subject to a servicing standard that requires the special servicer to pursue remedies that maximize the recovery of investment principal, typically include, among other things, the right to foreclose upon the loan collateral after an event of default.

Our rights, including foreclosure rights we hold, are found in the agreements among the lenders or holders of notes, such as intercreditor or participation agreements. Where we hold unilateral foreclosure rights, those rights generally become exercisable upon the occurrence of an event of default, such as nonpayment of the debt. In certain circumstances we may lose our foreclosure rights. For example, where the appraised value of the collateral for the debt falls below agreed levels relative to the total outstanding debt, we may lose our foreclosure rights, which are then exercisable by the holder of more senior debt. Generally, we do not expect SL Green or its affiliates to hold these types of senior debt where we hold a more junior instrument. If we were to lose our foreclosure rights, the Investment Company Act status of the particular investment could change.

While we intend to hold our investments to maturity, we may sell an investment prior to its stated maturity for reasons of risk management, liquidity, changing investment objectives, or regulatory requirements.

FINANCING STRATEGY

We use debt financing in various forms in an effort to increase the size of our portfolio and potential returns to our stockholders. Access to low-cost capital is important to our business, since we earn income based on the spread between the yield on our investments and the cost of our borrowings.

Our financing strategy focuses on the use of match-funded financing structures. This means that we seek whenever possible to match the maturities of our financial obligations with the maturities of our investments to minimize the risk that we have to refinance our liabilities prior to the maturities of our assets, and to reduce the impact of changing interest rates on our cash flow and earnings. We generally fund our intermediate and long-term assets, which consist primarily of investment-grade rated CMBS, using our long-term liabilities, especially the most recently issued $1.1 billion CDO that matures in 2017. We attempt whenever possible to use our repurchase facilities, which have initial maturities in September 2009 and October 2009 (and are extendable subject to certain conditions), to fund short-term and intermediate-term loan investments that typically have maturities of between two and four years. At December 31, 2007, the weighted average remaining term of the loans financed using our repurchase agreements was 1.7 years. In addition, we seek whenever possible to match fund interest rates with like-kind debt (i.e., fixed-rate assets are financed with fixed-rate debt, and floating rate assets are financed with floating rate debt), through the use of hedges such as interest rate swaps, caps, or through a combination of these strategies. This allows us to reduce the impact on our cash flow and earnings of changing interest rates. At December 31, 2007, approximately 64% of our investments, when measured by carrying value, were floating rate instruments based on LIBOR. The remaining 36% of our investments carried fixed rates of interest, although we have entered into swap contracts that convert substantially all of the floating rate financing expenses against these assets to fixed rate expenses to eliminate basis risk. Our investments had a weighted average remaining term to initial maturity of 4.0 years.

We use short-term financing in the form of our repurchase agreements, unsecured revolving credit facilities and bridge financings in conjunction with or prior to the implementation of longer-term match-funded financing. At December 31, 2007, we had approximately $200.2 million outstanding under our repurchase facilities with Wachovia Capital Markets, LLC, or Wachovia, and Goldman Sachs Mortgage Company, or Goldman. Our lenders under these facilities have consent rights with respect to the inclusion of investments, determine periodically the market value of the investments, and have the right to require additional collateral or require partial repayment of advances under the facilities (margin calls) if the estimated market value of the included investments declines. An event of default can be triggered on our repurchase facilities if, among other things, GKK Manager LLC is terminated as our manager.

For longer-term funding, we have historically utilized securitization structures, including CDOs, as well as other match-funded financing structures. CDOs are multiple class debt securities, or bonds, secured by pools of assets, such as CMBS, bridge loans, permanent loans, subordinate interests in whole loans, mezzanine loans and REIT debt. In a CDO the assets are pledged to a trustee for the benefit of the holders of the bonds. The bonds may be rated by one or more rating agencies. One or more classes of the bonds are marketed to a wide variety of fixed income investors, which enables the CDO sponsor to achieve a relatively low cost of long-term financing. We believe that CDOs are a suitable long-term financing vehicle for our investments because they enable us to maintain our strategy of funding substantially all of our assets and related liabilities using the same, or similar, LIBOR benchmark, lock-in a long-term cost of funds tied to LIBOR, and reduce the risk that we have to refinance our liabilities prior to the maturities of our investments.

During 2005 we issued approximately $1.0 billion of CDOs through two newly-formed indirect subsidiaries, or the 2005 Issuer and the 2005 Co-Issuer. The CDO consists of $810.5 million of investment grade notes, $84.5 million of non-investment grade notes, which were co-issued by the 2005 Issuer and the 2005 Co-Issuer, and $105.0 million of preferred shares, which were issued by the 2005 Issuer. The investment grade notes were issued with floating rate coupons with a combined weighted average rate of three-month LIBOR plus 0.49%. We incurred approximately $11.9 million of costs related to Gramercy Real Estate CDO 2005-1, which are amortized on a level-yield basis over the average life of the CDO.

During 2006 we issued approximately $1.0 billion of CDOs through two newly-formed indirect subsidiaries, or the 2006 Issuer and the 2006 Co-Issuer. The CDO consists of $903.75 million of investment grade notes, $38.75 million of non-investment grade notes, which were co-issued by the 2006 Issuer and the 2006 Co-Issuer, and $57.5 million of preferred shares, which were issued by the 2006 Issuer. The investment grade notes were issued with floating rate coupons with a combined weighted average rate of three-month LIBOR plus 0.37%. We incurred approximately $11.3 million of costs related to Gramercy Real Estate CDO 2006-1, which are amortized on a level-yield basis over the average life of the CDO.

In August 2007 we issued $1.1 billion of CDOs through two newly-formed indirect subsidiaries, Gramercy Real Estate CDO 2007-1 Ltd., or the 2007 Issuer and, together with the 2005 Issuer and the 2006 Issuer, the Issuers, and the 2007 Co-Issuer and, together with the 2005 Co-Issuer and the 2006 Co-Issuer, the Co-Issuers. The CDO consists of approximately $1,045.55 million of investment grade notes, $22.0 million of non-investment grade notes, which were co-issued by the 2007 Issuer and the 2007 Co-Issuer, and $32.45 million of preferred shares, which were issued by the 2007 Issuer. The investment grade notes were issued with floating rate coupons with a combined weighted average rate of three-month LIBOR plus 0.45%. We incurred approximately $16.82 million of costs related to Gramercy Real Estate CDO 2007-1, which are amortized on a level-yield basis over the average life of the CDO.

We retained all non-investment grade securities, the preferred shares and the common shares in the Issuers and Co-Issuers. The Issuers and the Co-Issuers hold assets, consisting primarily of whole loans, subordinate interests in whole loans, mezzanine loans, preferred equity investments, and CMBS which serve as collateral for the CDO. Each CDO may be replenished, pursuant to certain limitations and rating agency guidelines relating to credit quality and diversification, with substitute collateral for loans that are repaid during the first five years of the CDO. Thereafter, the CDO securities will be retired in sequential order from senior-most to junior-most as loans are repaid. The financial statements of the Issuers are consolidated in our financial statements. The investment grade notes are treated as a secured financing, and are non-recourse to us. Proceeds from the sale of the investment grade notes issued in each CDO were used to repay outstanding debt under our repurchase agreements and to fund additional investments.

We use different levels of leverage depending on the specific risk-return characteristics of each investment type. Usually, the level of financial leverage employed varies inversely with the loan-to-value ratio of the underlying debt investment being financed. For example, we generally use more leverage with whole loans than mezzanine loans. We anticipate our overall leverage will be 70% to 85% of the carrying value of our assets; but our actual leverage depends on our mix of assets. As of December 31, 2007, our leverage as a percentage of total balance sheet assets was 73%, excluding the trust preferred securities, which are discussed in more detail below.

Our charter and bylaws do not limit the amount of indebtedness we can incur. Our current policy is to leverage up to 80% of the carrying value of our assets. Our board of directors has discretion to deviate from or change our indebtedness policy at any time. However, we seek to maintain an adequate capital base to protect against various business environments in which our financing and hedging costs might exceed the interest income from our investments. These conditions could occur, for example, due to credit losses or when, due to interest rate fluctuations, interest income on our investment lags behind interest rate increases on our borrowings, which are predominantly variable rate. We use leverage for the sole purpose of financing our portfolio and not for the purpose of speculating on changes in interest rates.

In addition, we continuously evaluate other sources of long-term debt and hybrid debt/equity capital, including perpetual preferred equity and trust preferred equity, which may be available to us on competitive market pricing and terms.

We have historically relied on the securitization markets as a source of efficient match-funded financing structures for our portfolio of commercial real estate loans and CMBS investment portfolio. While we expect to continue to utilize existing CDOs and other such structured finance transactions to finance our investments in the future, the current state of the global capital markets make it unlikely that in the near term we will be able to issue liabilities similar to our existing CDOs. This capital markets environment has led to increased cost of funds and reduced availability of efficient debt capital, factors which have caused us to reduce our investment activity.

ORIGINATION, UNDERWRITING AND ASSET MANAGEMENT

Our Manager and SL Green provide all of our critical investment selection, asset management, servicing, portfolio management and reporting functions from loan origination to disposition. Our origination and underwriting is based on careful review and preparation, and generally proceeds as follows:

- All investments are analyzed for consistency with investment parameters developed by our Manager and adopted by our board of directors;
- All transactions considered for funding are presented at a weekly pipeline meeting attended by our Manager's senior executive officers; and
- All financing applications, conditional commitments and submissions to the credit committee must be approved by a managing director of our Manager.

The affirmative vote of all members of a credit committee consisting of all senior officers of our Manager plus our chief executive officer is necessary to approve all transactions over $3 million. Our chief investment officer may approve investments of less than $3 million. The investment committee of our board of directors must unanimously approve all transactions involving investments of (i) $50 million or more with respect to CMBS investments, (ii) $35 million or more with respect to whole loans, (iii) $30 million or more with respect to subordinate interests in whole loans, and (iv) $20 million or over with respect to mezzanine loans, preferred equity, and CTL investments. The full board of directors must approve investments (i) over $75 million with respect to whole loans and CMBS investments, (ii) over $65 million with respect to subordinate interests in whole loans, (iii) over $55 million with respect to mezzanine loans, and (iv) over $50 million with respect to preferred equity and CTL investments. The Manager has full discretion to make investments on our behalf under (i) $50 million with respect to CMBS investments, (ii) $35 million with respect to whole loans, (iii) $30 million with respect to subordinate interests in whole loans, and (iv) $20 million with respect to mezzanine loans, preferred equity and CTL investments. Approval limits are based on the investment amount less any origination fees, discounts or other up-front fees we receive in connection with the investment.

The stages of the investment process are described in more detail below.

Origination

Our Manager is primarily responsible for originating all of our assets. Our Manager utilizes an extensive national network of relationships with property owners, developers, mortgage loan brokers, commercial and investment banks and institutional investors. This network has been developed by the senior managers of our Manager and senior executives of SL Green more than 20 years. We originate investments in direct transactions with borrowers, we co-originate with or acquire existing loan assets from third parties, primarily financial institutions, and we may occasionally co-invest with SL Green and its affiliates. We continue to grow our national platform through the creation of strategic partnerships, expansion of our origination teams, and our offices in New York, New York and Los Angeles, California. Once potential investment opportunities have been identified, our Manager determines which financing products best meet the borrower's needs. Our Manager works to optimize pricing and structure and create a favorable transaction for us while meeting our borrower's needs. After identifying a suitable structure, our Manager works with the borrower to prepare a loan application and an initial review of the investment before committing underwriting resources. Once a loan is identified as suitable, it is underwritten by our Manager's team of experienced underwriters.

Underwriting

Once a potential investment has been identified, our Manager's underwriters perform comprehensive financial, structural, operational and legal due diligence to assess the risks of the investment. Our Manager's underwriters analyze the loan application package and conduct follow-up due diligence on each borrower as part of the underwriting process. Our Manager's underwriters generally review the following criteria as part of the underwriting process:

- the historic, in-place and projected property revenues and expenses;
- the potential for near-term revenue growth and opportunity for expense reduction and increased operating efficiencies;
- on higher leverage loans secured by leased properties, accountants may be engaged to audit operating expense recovery income;
- the property's location and its attributes;
- the valuation of the property based upon financial projections prepared by our Manager's underwriters and confirmed by an independent "as is" and/or "as stabilized" appraisal;
- market assessment, including, review of tenant lease files, surveys of property sales and leasing comparables based on conversations with local property owners, leasing brokers, investment sales brokers and other local market participants, and an analysis of area economic and demographic trends, and a review of an acceptable mortgagee's title policy;
- market rents, and in the case of certain high-leverage loans, leasing projections for major vacant spaces and near-term vacancies, frequently prepared by commercial leasing brokers with local knowledge, and confirmed by discussion with other owners (often our borrowers) of competitive commercial properties in the same sub-market;

- structural and environmental review of the property, including review of engineering and environmental reports and a site inspection, to determine future maintenance and capital expenditure requirements;
- the requirements for any reserves, including those for immediate repairs or rehabilitation, replacement reserves, tenant improvement and leasing commission costs, real estate taxes and property, casualty and liability insurance;
- the "Underwritten Net Cash Flow" for a property, which is a set of calculations and adjustments prepared for the underwriting process to assist in evaluating a property's cash flows. The Underwritten Net Cash Flow is generally the estimated stabilized annual revenue derived from the use and operation of the property (consisting primarily of rental income and reimbursement of expenses where applicable) after an allowance for vacancies, concessions and credit losses, less estimated stabilized annual expenses;
- credit quality of the borrower and sponsors through background checks and review of financial strength and real estate operating experience; and
- the loan documents, to ensure that we have adequate protections, rights and remedies.

Key factors that are considered in credit decisions include, but are not limited to, debt service coverage, loan-to-value ratios and property and financial operating performance. Consideration is also given to other factors such as the experience, financial strength, reputation, and investment track record of the borrower and individual sponsors, additional forms of collateral and identified likely strategies to effect repayment. Our Manager will continue to refine its underwriting criteria based upon actual loan portfolio experience and as market conditions and investor requirements evolve. Once diligence is completed and our Manager has reviewed the Underwritten Net Cash Flow, sponsorship and the deal structure, our Manager determines the level in the capital structure at which an investment will be made, the pricing for such an investment, and the required legal and structural protections.

Servicing and Asset Management

SL Green services substantially all of our assets through a subcontract with our Manager. The loan servicing platform is designed to provide timely, responsive customer service as well as accurate and timely information for account follow-up, financial reporting, collateral and portfolio risk management and management review. In addition, the servicing operations include enforcement of the loan documents and standard asset management functions, including monitoring of property performance and condition and market analysis. The asset management group monitors the investments to identify any potential underperformance of the asset and works with the borrower and co-lenders, if any, to remedy the situation in an expeditious manner in order to mitigate any effects of underperformance. The asset manager is responsible for understanding the borrower's business plan with respect to each collateral property and monitoring performance measured against that plan. We differentiate ourselves by leveraging our Manager's real estate knowledge and proactive approach to asset management by providing approvals and processing requests on a timely and efficient basis. We believe that asset management is a vital component of the borrower-lender relationship because it enables us to be responsive, timely, anticipate changes to a borrower's financing requirements, and generally develop a strong relationship that can lead to repeat business.

OPERATING POLICIES

Investment and Borrowing Guidelines

We operate pursuant to the following general guidelines for our investments and borrowings:

- no investments are made that we believe would cause us to fail to qualify as a REIT;
- no investments are made that we believe would cause us to be regulated as an investment company under the Investment Company Act;
- substantially all assets are financed in whole or in part through securitization, syndication and secured borrowings, and assets intended for inclusion in traditional securitization transactions will be hedged against movements in the applicable swap yield through customary techniques;
- hedging is generally done through the bank providing the related repurchase facility on market terms, or through other dealers. We engage an outside advisory firm to assist in executing and monitoring hedges, advising management on the appropriateness of such hedges, and establishing the appropriate tax and accounting treatment of our hedges; and
- we will not co-invest with SL Green or any of its affiliates unless the terms of such transaction are approved by a majority of our independent directors.

These investment guidelines may be changed by our board of directors without the approval of our stockholders.

The affirmative vote of all members of a credit committee consisting of all senior officers of our Manager plus our chief executive officer is necessary to approve all transactions over $3 million. Our chief investment officer may approve investments of less than $3 million. The investment committee of our board of directors must unanimously approve all transactions involving investments of (i) $50 million or more with respect to CMBS investments, (ii) $35 million or more with respect to whole loans, (iii) $30 million or more with respect to subordinate interests in whole loans, and (iv) $20 million or over with respect to mezzanine loans, preferred equity, and CTL investments. The full board of directors must approve investments (i) over $75 million with respect to whole loans and CMBS investments, (ii) over $65 million with respect to subordinate interests in whole loans, (iii) over $55 million with respect to mezzanine loans, and (iv) over $50 million with respect to preferred equity and CTL investments. Our Manager has full discretion to make investments on our behalf under (i) $50 million with respect to CMBS investments, (ii) $35 million with respect to whole loans, (iii) $30 million with respect to subordinate interests in whole loans, and (iv) $20 million with respect to mezzanine loans, preferred equity and CTL investments. Approval limits are based on the investment amount less any origination fees, discounts or other up-front fees we receive in connection with the investment.

ORIGINATION AGREEMENT

We entered into an amended and restated origination agreement with SL Green Operating Partnership, L.P. on April 19, 2006 that is effective during the term of the management agreement. Pursuant to this agreement, SL Green and any of its subsidiaries will not originate, acquire or participate in fixed income investments in the United States, subject to certain conditions and exclusions described below. Fixed income investments include debt obligations or interests in debt obligations bearing a fixed-rate of return and collateralized by real property or interests in real property. SL Green has also agreed not to acquire, originate or participate in preferred equity investments which bear a fixed rate of return in the United States, unless we have determined not to pursue that opportunity.

Under the agreement, SL Green has the following rights:

(a) to retain any fixed income investments and/or preferred equity investments it owned or committed to own as of April 19, 2006 and any fixed income investments and/or preferred equity investments owned or committed to be owned, as of the date of a business combination, change of control or other similar transaction, by companies that are acquired by SL Green or with respect to which SL Green engages in such a transaction; provided, however, that SL Green shall not acquire companies or businesses engaged primarily in Gramercy's primary business activities;

(b) to originate, acquire or participate in fixed income investments and/or preferred equity investments in connection with the sale, recapitalization or restructuring (however characterized) of any fixed income investment, preferred equity investment or interest in real property which SL Green owns at any given time;

(c) to originate, acquire or participate in fixed income and/or preferred equity investments that provide a rate of return tied to the or measured by cash flow, appreciation or both of the underlying real property or interests in real property;

(d) to originate, acquire or participate in any distressed debt, where there is a payment default, an acceleration, bankruptcy or foreclosure, when a default is highly likely because the loan-to-value ratio is over 100% or when the debt service exceeds the available cash flow from the underlying collateral or of the borrower both on a current and projected basis; and

(e) to modify, amend, supplement, extend, refinance or restructure any portion of the investments in item (a), (b), (c) or (d) above, including, but not limited to, changes in principal, additional investment, rate of return, maturity or redemption date, lien priority, collateral, return priority, guarantor, and/or borrower.

We have agreed that we will not:

- acquire real property or interests in real property located in metropolitan New York and Washington, D.C. (except by foreclosure or similar conveyance resulting from a fixed income investment);
- originate, acquire or participate in any investments described in (c) above or distressed debt, in each case where more than 75% of the value of the underlying collateral is real property or interests in real property located in metropolitan New York or Washington, D.C.; and
- originate, acquire or participate in any investments described in item (b) or (d) above.

We have also agreed that, when we acquire direct or indirect ownership interests in property in metropolitan New York or Washington D.C. by foreclosure or similar conveyance, SL Green will have the right to purchase the property at a price equal to our unpaid asset balance on the date we foreclosed or acquired the asset, plus unpaid interest at the last stated contract (non-default) rate and, to the extent payable by the borrower under the initial documentation evidencing the property, legal costs incurred by us directly related to the conveyance and the fee, if any, due upon the repayment or prepayment of the investment which is commonly referred to as an "exit fee" (but not including default interest, late charges, prepayment penalties, extension fees or other premiums of any kind) through the date of SL Green's purchase. We refer to this amount as "Par Value". If we seek to sell the asset and receive a bona fide third party offer to acquire the asset for cash that we desire to accept, SL Green may purchase the asset at the lower of the Par Value or the third party's offer price. If the asset is not sold within one year, SL Green has the right to purchase the property at its appraised value. The appraised value will be determined as follows: we will select an appraiser and SL Green will select an appraiser, who will each appraise the property. These two appraisers jointly will select a third appraiser, who will then choose one of the two appraisals as the final appraised value. These rights may make it more difficult to sell such assets because third parties may not want to incur the expense and effort to bid on assets when they perceive that SL Green may acquire them at the lower of the same terms proposed by the third party or Par Value. As a result, we may not receive the same value on the sale of such assets as we might receive from an independent third party submitting an offer through a competitive bidding process.

SL Green has a right of first offer to acquire any distressed debt which we decide to sell.

If at any time SL Green plans to sell to a third party any fixed income investment or preferred equity investment, we will have the right to purchase the offered investment within ten business days on the terms and conditions offered by the third party. If SL Green is required to obtain any other party's consent in connection with the sale of any investment, our right of first offer will be subject to such consent. If we choose not to exercise our right to purchase the offered investment, SL Green has the right to sell it to a third party within six months at not less than 99% of the price offered to us. If the investment is not sold within six months, it will again be subject to our right of first offer.

Under this agreement, we agreed to sell to SL Green up to 25% of the shares sold in our initial public offering. We have also agreed that, during the term of this origination agreement, SL Green will have the right to purchase up to 25% of the shares in any future offering of common stock, at the same price as other purchasers, in order to maintain its percentage ownership interest in us after our initial public offering. This right will also apply to issuances of units in our Operating Partnership.

In the event the management agreement is terminated for cause by us or if neither SL Green nor any of its affiliates shall be the managing member of our Manager, then the non-compete provisions in the origination agreement will survive such termination for a period of one year with respect only to potential investments by us as to which our Manager has commenced due diligence.

HEDGING ACTIVITIES

Subject to maintaining an qualification as a REIT, we use a variety of commonly used derivative instruments that are considered conventional, or "plain vanilla" derivatives, including interest rate swaps, caps, collars and floors, in our risk management strategy to limit the effects of changes in interest rates on our operations. Our primary hedging strategy consists of entering into interest rate swap contracts. Additionally, we may in certain select instances choose to hedge our exposure to fluctuations in CMBS credit spreads by purchasing swaps written against a broad-based CMBS index. The value of our derivatives may fluctuate over time in response to changing market conditions, and will tend to change inversely with the value of the risk in our liabilities that we intend to hedge. Hedges are sometimes ineffective because the correlation between changes in value of the underlying investment and the derivative instrument is less than was expected when the hedging transaction was undertaken. Since most of our hedging activity covers the period between origination or purchase of loans and their eventual sale or securitization, unmatched losses in our hedging program will tend to occur when the planned securitization fails to occur, or if the hedge proves to be ineffective. We continuously monitor the effectiveness of our hedging strategies and adjust our strategies as appropriate. These transactions may include interest rate swaps, the purchase or sale of interest rate collars, caps or floors, options, other hedging instruments and such other hedging instruments as may be developed in the future and which we determine are suitable to achieve our hedging objectives.

We have retained the services of an outside financial services firm with expertise in the use of derivative instruments to advise us on our overall hedging strategy, to effect hedging trades, and to provide the appropriate designation and accounting of all hedging activities from a GAAP and tax accounting and reporting perspective.

These instruments are used to hedge as much of the interest rate risk as our Manager determines is in the best interest of our stockholders, given the cost of such hedges and the need to maintain our qualifications as a REIT. To the extent that we enter into a hedging contract to reduce interest rate risk on indebtedness incurred to acquire or carry real estate assets, any income that we derive from the contract is not considered income for purposes of the REIT 95% gross income test and is non-qualifying for the 75% gross income test. Our Manager can elect to have us bear a level of interest rate risk that could otherwise be hedged when it believes, based on all relevant facts, that bearing such risk is advisable.

DISPOSITION POLICIES

Our Manager evaluates our assets on a regular basis to determine if they continue to satisfy our investment criteria. Subject to certain restrictions applicable to REITs, our Manager may cause us to sell our investments opportunistically and use the proceeds of any such sale for debt reduction, additional acquisitions or working capital purposes.

EQUITY CAPITAL POLICIES

Subject to applicable law, our board of directors has the authority, without further stockholder approval, to issue additional authorized common stock and preferred stock or otherwise raise capital, including through the issuance of senior securities, in any manner and on the terms and for the consideration it deems appropriate.

We may, under certain circumstances, repurchase our common stock in private transactions with our stockholders if those purchases are approved by our board of directors. Our board of directors has no present intention of causing us to repurchase any shares, and any action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualifying as a REIT, for so long as our board of directors concludes that we should remain a qualified REIT.

OTHER POLICIES

We operate in a manner that we believe will not subject us to regulation under the Investment Company Act. We may invest in the securities of other issuers for the purpose of exercising control over such issuers. We do not underwrite the securities of other issuers.

FUTURE REVISIONS IN POLICIES AND STRATEGIES

Our board of directors has the power to modify or waive our investment guidelines, policies and strategies. Among other factors, developments in the market that either affect the policies and strategies mentioned herein or that change our assessment of the market may cause our board of directors to revise our investment guidelines, policies and strategies. However, if such modification or waiver involves the relationship of, or any transaction between, us and our Manager or any affiliate of our Manager, the approval of a majority of our independent directors is also required. We may not, however, amend our charter to change the requirement that a majority of our board of directors consist of independent directors or the requirement that a majority of our independent directors approve related party transactions without the approval of two-thirds of the votes entitled to be cast by our stockholders.

COMPETITION

Our net income depends, in large part, on our ability to originate investments with spreads over our borrowing cost. In originating these investments, we compete with other mortgage REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, hedge funds, institutional investors, investment banking firms, private equity firms, other lenders, governmental bodies and other entities, which may have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous mortgage REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the available investments suitable for us. Competitive variables include market presence and visibility, size of loans offered and underwriting standards.

To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential loans than we are, our origination volume and profit margins for our investment portfolio could be adversely affected. Our competitors may also be willing to accept lower returns on their investments and may succeed in originating or acquiring the assets that we have targeted for origination or acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is considerable competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter further increased competition in the future that could limit our ability to conduct our business effectively.

CURRENT MARKET CONDITIONS

During 2007, the global capital markets experienced unprecedented volatility, resulting in dramatic increases in credit spreads, declines in prices of financial assets, decreases in liquidity and the availability of debt and equity capital, and increases in the cost of debt and equity capital. The impact has been most severe in the single-family residential real estate mortgage markets in the United States, but has more recently affected the commercial real estate debt markets in which we invest. In particular, subsequent to the issuance of our third CDO in August 2007, the commercial real estate securitizations markets have experienced severe declines in transaction activity, reductions in short-term and long-term liquidity, and widening credit spreads. We have historically relied on the securitization markets as a source of efficient match-funded financing structures for our portfolio of commercial loans and CMBS investment portfolio. Currently, the new issue market for structured finance transactions including commercial real estate CDOs is dormant. This capital markets environment has led to increased cost of funds and reduced availability of efficient debt capital, factors which have caused us to reduce our investment activity. These conditions have also materially adversely impacted the ability of commercial property owners to service their debt and refinance their loans as they mature. While delinquencies in the commercial real estate market remain low in comparison to historical measures, the lack of liquidity in the CMBS and other commercial real estate finance markets, and worries about weakening fundamentals in commercial real estate due to slowing economic activity, are harming sales and financing activity. It is widely believed that the credit crisis and slowing economic activity may contribute to a decline in the operating performance and value of commercial real estate. We believe these risks are most pronounced in connection with loans involving certain property types, including construction loans generally, residential land, commercial land, and residential condominiums. We further believe these risks are most pronounced in regions that recently experienced rapid growth in population, employment and real estate development, including California, Nevada, Arizona, and Florida.

We believe our businesses will benefit in the long run from a market environment where assets are priced and structured more conservatively. In addition, our pending merger with American Financial will combine the existing operating platforms of American Financial with our own to create an integrated commercial real estate finance and operating company, and will transform us from primarily a specialty finance company into a $7.6 billion diversified real estate enterprise with complementary business lines consisting of commercial real estate finance and net lease property investments.

INDUSTRY SEGMENTS

Statement of Financial Accounting Standard No. 131, or "SFAS No. 131," establishes standards for the way that public entities report information about operating segments in their annual financial statements. We are a REIT focused primarily on originating and acquiring loans and securities related to real estate and currently operate in only one segment. We expect our pending merger with American Financial will cause us to modify our disclosures in future periods to reflect the increased materiality to us of our net CTL investments.

EMPLOYEES

We do not currently have any employees. Our executive officers and other staff are all employed by our Manager or SL Green and leased by us pursuant to the management agreement with the Manager and the outsource agreement with SL Green. We may, however, hire employees as a result of the acquisition of American Financial

ENVIRONMENTAL MATTERS

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner of real estate (including, in certain circumstances, a secured lender that succeeds to ownership or control of a property) may become liable for the costs of removal or remediation of certain hazardous or toxic substances at, on, under or in its property. Those laws typically impose cleanup responsibility and liability without regard to whether the owner or control party knew of or was responsible for the release or presence of such hazardous or toxic substances. The costs of investigation, remediation or removal of those substances may be substantial. The owner or control party of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site. Certain environmental laws also impose liability in connection with the handling of or exposure to asbestos-containing materials, pursuant to which third parties may seek recovery from owners of real properties for personal injuries associated with asbestos-containing materials. Absent succeeding to ownership or control of real property, a secured lender is not likely to be subject to any of these forms of environmental liability. We are not currently aware of any environmental issues which could materially affect the Company.

ITEM 1A. RISK FACTORS

RISKS RELATED TO OUR MANAGEMENT AND OUR RELATIONSHIP WITH SL GREEN

We are dependent on our Manager and its key employees and may not find a suitable replacement if the Manager terminates the management agreement or the key personnel are no longer available to us.

We have no direct employees. We may, however, hire employees as a result of the American Financial merger. We are completely reliant on our Manager, which has significant discretion as to the implementation of our operating policies and strategies. We have entered into a management agreement with our Manager that terminates in December 2009, subject to automatic, one-year renewals. We are subject to the risk that our Manager will terminate the management agreement and that no suitable replacement will be found to manage us. We believe that our success depends to a significant extent upon the experience of our Manager's executive officers, whose continued service is not guaranteed. If our Manager terminates the management agreement, or if any of its key employees cease to work for our Manager, we may not be able to execute our business plan.

There are conflicts of interest in our relationship with the Manager, which could result in decisions that are not in the best interest of holders of our securities.

We are subject to potential conflicts of interest arising out of our relationship with SL Green and our Manager. Several of SL Green's executive officers are also directors and executive officers of the Manager and us. Specifically, our chairman and each of our executive officers also serve as officers of the Manager or SL Green. As a result, the management agreement was not negotiated at arm's-length and its terms, including fees payable, may not be as favorable to us as if it had been negotiated with an unaffiliated third party.

In addition, our Manager and our executives may have conflicts between their duties to us and their duties to, and interests in, SL Green and/or our Manager. Our Manager is not required to devote a specific amount of time to our operations. There may also be conflicts in allocating investments which are suitable both for us and SL Green. SL Green has agreed generally that it will not acquire fixed income or preferred equity investments during the term of the management agreement. However, there are several exceptions, including debt instruments with equity characteristics, distressed debt and refinancings of existing SL Green debt investments. As a result, SL Green may compete with us with respect to certain investments which we may want to acquire, and as a result we may either not be presented with the opportunity or have to compete with SL Green to acquire these investments. Our Manager and our executive officers may choose to allocate favorable investments to SL Green instead of to us.

We pay our Manager substantial base management fees regardless of the performance of our portfolio. SL Green, the Manager and certain other parties, including certain of our officers, also own Class B limited partner interests in our operating partnership, which entitles them to receive quarterly distributions based on financial performance. In evaluating investments and other management strategies, this may lead our Manager to place emphasis on the maximization of revenues at the expense of other criteria, such as preservation of capital. Investments with higher yield potential are generally riskier or more speculative. This could result in increased risk to the value of our invested portfolio.

Termination of or failure to renew the management agreement without cause requires us to pay substantial amounts of termination fees and redeem the Class B limited partner interests. If the management agreement is terminated or not renewed other than for cause, we will be required to pay a termination fee equal to two times the higher of the total annual fees paid in either of the two calendar years prior to the termination, unless we become self-managed, in which event this amount will be reduced by 50%. We are also required to redeem the Class B limited partner interests upon termination of the management agreement. These provisions may increase the effective cost to us of terminating or failing to renew the management agreement, thereby adversely affecting our ability to terminate or not renew the management agreement without cause.

Our assets that we acquire by foreclosure or by similar conveyance may be subject to purchase rights or rights of first offer in favor of SL Green, which could reduce their marketability or value.

Pursuant to our origination agreement with SL Green, we have granted SL Green purchase rights with respect to certain of our assets. When we acquire a direct or indirect ownership interest in real property or interests in real property located in metropolitan New York or Washington, D.C. by foreclosure or similar conveyance or transfer, SL Green has the right to purchase such ownership interest at a price equal to the sum of (i) our unpaid principal balance on the date we foreclosed on or acquired the asset, (ii) interest through the date of SL Green's purchase and (iii) legal costs incurred by us directly related to the conveyance of the property and the exit fee due upon prepayment or repayment, both to the extent payable by the borrower under the initial loan documentation. We refer to this amount as the "par value". If we seek to sell the asset and receive a bona fide offer to acquire the asset for cash that we desire to accept, SL Green may purchase the asset at the lower of the par value and the third party's offer price.

Similarly, our agreements with SL Green in connection with our commercial property investments in 55 Corporate Drive, 885 Third Avenue, and Two Herald Square, contain a buy-sell provision that can be triggered by us in the event we and SL Green are unable to agree upon a major decision that would materially impair the value of the assets. Such major decisions involve the sale or refinancing of the assets, any extensions or modifications to the net leases with the tenant therein or any material capital expenditures.

These rights may make it more difficult to sell such assets because third parties may not want to incur the expense and effort to bid on assets when they perceive that SL Green may acquire them at the lower of the same terms proposed by the third party or par value. As a result, we may not receive the same value on the sale of such assets as we might receive from an independent third party submitting an offer through a competitive bidding process.

Our financial condition and results of operations depend on our ability to manage future growth effectively.

Our ability to achieve our investment objective depends on our ability to grow, which depends, in turn, on our Manager's ability to identify and invest in debt investments or other securities that meet our investment criteria. Accomplishing this result on a cost-effective basis is largely a function of our Manager's structuring of the investment process, its ability to provide competent, attentive and efficient services to us and our access to financing on acceptable terms. The senior management team of our Manager has substantial responsibilities under the management agreement. We can offer no assurance that the senior management team of our Manager or any of the other employees of our Manager will contribute to our growth. Any failure to manage our future growth effectively could have a material adverse effect on our business, financial condition, results of operations, and our ability to make distributions to our stockholders.

Our board of directors has approved very broad investment guidelines for the Manager and does not approve each investment decision made by the Manager.

Our Manager is authorized to follow very broad investment guidelines. Our directors review our investment guidelines and our investment portfolio annually and as often as they deem necessary. However, our board of directors does not review each proposed investment. The investment committee of our board of directors must unanimously approve all transactions involving investments of (i) $50 million or more with respect to CMBS investments, (ii) $35 million or more with respect to whole loans, (iii) $30 million or more with respect to subordinate interests in whole loans, and (iv) $20 million or over with respect to mezzanine loans, preferred equity, and CTL investments. The full board of directors must approve investments (i) over $75 million with respect to whole loans and CMBS investments, (ii) over $65 million with respect to subordinate interests in whole loans, (iii) over $55 million with respect to mezzanine loans, and (iv) over $50 million with respect to preferred equity and CTL investments. Our Manager has full discretion to make investments on our behalf under (i) $50 million with respect to CMBS investments, (ii) $35 million with respect to whole loans, (iii) $30 million with respect to subordinate interests in whole loans, and (iv) $20 million with respect to mezzanine loans, preferred equity and CTL investments. Our chief investment officer may approve investments of less than $3 million. Approval limits are based on the investment amount less any origination fees, discounts or other up-front fees we receive in connection with the investment. In addition, in conducting periodic reviews, the directors rely primarily on information provided to them by our Manager. Our Manager has great latitude within the broad parameters of our investment guidelines in determining the types of assets it may decide are proper investments for us. Decisions made and investments entered into by our Manager may not fully reflect the stockholder's best interests.

We may change our investment and operational policies without stockholder consent.

We may change our investment and operational policies, including our policies with respect to investments, acquisitions, growth, operations, indebtedness, capitalization and distributions, at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier than, the types of investments described in this filing. A change in our investment strategy may increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect our ability to make distributions.

RISKS RELATED TO OUR BUSINESS

Maintenance of our Investment Company Act exclusions and exemptions imposes limits on our operations.

We believe that there are a number of exclusions and exemptions under the Investment Company Act that may be applicable to us and we have conducted and intend to continue to conduct our operations so as not to become regulated as an investment company under the Investment Company Act. We will either be excluded from the definition of investment company under Section 3(a)(1)(C) of the Investment Company Act, by owning or proposing to acquire "investment securities" having a value not exceeding 40% of the value of our total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, or exempted by qualifying for the exemptions from registration provided by Sections 3(c)(5)(C) and/or 3(c)(6) of the Investment Company Act. For example, Section 3(c)(5)(C) exempts from the definition of "investment company" any person who is "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." Additionally, Section 3(c)(6) exempts from the definition of "investment company" any company primarily engaged, directly or through majority-owned subsidiaries, in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. The assets that we have acquired and may acquire in the future, therefore, are limited by the provisions of the Investment Company Act and the exclusions and exemptions on which we rely. In addition, we could, among other things, be required either (a) to change the manner in which we conduct our operations to avoid being required to register as an investment company or (b) to register as an investment company, either of which could have an adverse effect on our business and our ability to pay dividends.

To maintain our qualification for an exclusion from registration under the Investment Company Act pursuant to Section 3(c)(5)(C) and 3(c)(6) at least 55% of our portfolio, or the assets of our majority-owned subsidiaries, must be comprised of qualifying assets under Section 3(c)(5)(C) of the Investment Company Act, and 80% of our portfolio, or the assets of our majority-owned subsidiaries, must be comprised of qualifying assets and real estate-related assets under Section 3(c)(5)(C) of the Investment Company Act. In addition, we may not issue redeemable securities. To comply with the Section 3(c)(5)(C) exemption, we may from time to time buy RMBS and other qualifying assets. We generally expect that mortgage loans, whole pool CMBS, CTL investments, certain distressed debt securities and Tier 1 mezzanine loans to be qualifying assets under the Section 3(c)(5)(C) exemption from the Investment Company Act. Tier 1 mezzanine loans are loans granted to a mezzanine borrower that directly owns interests in the entity that owns the property being financed. The treatment of distressed debt securities as qualifying assets is, and will be, based on the characteristics of the particular type of loan, including its foreclosure rights. Junior (first loss) interests in CMBS pools may constitute qualifying assets under Section 3(c)(5)(C) provided that we have the unilateral right to foreclose, directly or indirectly, on the mortgages in the pool and that we may act as the controlling class or directing holder of the pool. Similarly, subordinate interests in whole loans may constitute qualifying assets under Section 3(c)(5)(C) provided that we have the unilateral right to foreclose, directly or indirectly, on the mortgage and that we may act as the controlling class or directing holder of the note. We generally do not treat non-Tier 1 mezzanine loans and preferred equity investments as qualifying assets. Although we monitor our portfolio periodically and prior to each origination or acquisition of a new asset or disposition of an existing asset, there can be no assurance that we will be able to maintain an exclusion or exemption from registration. Further, we may not be able to invest in sufficient qualifying and/or real estate-related assets and future revisions, or interpretations of the Investment Company Act may cause us to lose our exclusion or exemption or force us to re-evaluate our portfolio and our business strategy. Such changes may prevent us from operating our business successfully. To the extent that the staff of the SEC provides more specific guidance regarding the treatment of assets as qualifying assets or real estate-related assets, we may be required to adjust our investment strategy accordingly. Any additional guidance from the staff of the SEC could provide additional flexibility to us, or it could further inhibit our ability to pursue the investment strategy we have chosen.

As part of its duties under the management agreement, our Manager in consultation with legal and tax advisors, periodically evaluates our assets, and also evaluates prior to an acquisition or origination the structure of each prospective investment or asset, to determine whether we meet the qualifications for the exclusion from the definition of investment company in Section 3(a)(1)(C) and/or whether our Manager believes the investment will be a qualifying asset for purposes of maintaining the exemptions found in Sections 3(c)(5)(C) and/or 3(c)(6) from registration under the Investment Company Act. We consult with counsel to verify such determination as appropriate. If we are obligated to register as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act, including limitations on capital structure, restrictions on specified investments; prohibitions on transactions with affiliates, changes in the composition of the board of directors and compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change our operations. In addition, the terms of our management agreement would need to be substantially revised or such agreement would need to be terminated. If the management agreement is terminated, we will, among other things, be in default under our repurchase or other financing facilities and financial institutions will have the right to terminate those facilities and their obligation to advance funds to us to finance our future investments. In addition, we may not be able to identify a replacement manager on favorable terms or at all.

The current dislocations in the residential mortgage sector, and the current weakness in the broader financial market, could adversely affect us and one or more of our lenders, which could result in increases in our borrowing costs, reduction in our liquidity and reductions in the value of the investments in our portfolio.

The continuing dislocations in the sub-prime mortgage sector and the current weakness in the broader financial market could adversely affect our counterparties providing repurchase agreements funding for our loan or CMBS investments, and could cause such counterparty to be unwilling or unable to provide us with additional financing. This could potentially limit our ability to finance our investments and operations, increase our financing costs and reduce our liquidity. If one or more major market participants fails or withdraws from the market, it could negatively impact the marketability of all fixed income securities, and this could reduce the value of the securities in our portfolio, thus reducing our net book value. Furthermore, if our counterparties are unwilling to or unable to provide us with ongoing financing, we could be forced to sell our investments at a time when prices are depressed. If this were to occur, it could prevent us from complying with the REIT asset and income tests necessary to fulfill our REIT qualification requirements or could cause us not to qualify for an exemption from the Investment Company Act, and otherwise materially harm our results of operation and financial outlook.

Recent developments in the market for many types of mortgage products have resulted in reduced liquidity for these assets. Although this reduction in liquidity has been most acute with regard to residential assets, there has been an overall reduction in liquidity across the credit spectrum of mortgage products.

If we are unable to generate sufficient funds or obtain financing for future capital commitments, we may not be able to repay indebtedness or fund our other liquidity needs, which could have a material adverse effect on us.

At December 31, 2007, we had future funding commitments of approximately $297.7 million related to real estate debt investments we held. Our ability to fund future capital commitments will depend, to a certain extent, on general economic, financial, competitive and other factors that may be beyond our control. We cannot be certain that our business will generate sufficient cash flow from operations, that we will be able to raise funds in the capital markets or that future borrowings will be available to us in an amount sufficient to enable to us to fund our liquidity needs. Our inability to fund future commitments may cause borrowers to take legal action against us, which could have a material adverse effect on us. However, as of December 31, 2007, we believe our cash flows from operations, available cash and cash equivalents and available borrowings will be adequate to meet our future liquidity needs. For more information on our contractual commitments, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations" and the notes to the consolidated financial statements in this Annual Report on Form 10-K.

Liquidity in the capital markets is essential to our businesses and future growth and we rely on external sources to finance significant portion of our operations.

Liquidity is essential to our business and our ability to grow and to fund existing obligations. A primary source of liquidity for us has been the equity and debt capital markets, including issuing common equity, perpetual preferred equity and trust preferred securities. We depend on external financing to fund the growth of our business mainly because one of the requirements for the Internal Revenue Code for a REIT is that it distributes 90% of its taxable income to its shareholders, including taxable income where we do not receive corresponding cash. Our access to equity or debt financing depends on the willingness of third parties to make equity investments in us and provide us with corporate level debt. It also depends on conditions in the capital markets generally. Companies in the real estate industry, including us, are currently experiencing, and have at times historically experienced, limited availability of capital, and new capital sources may not be available on acceptable terms. Our ability to raise capital could be impaired if the capital markets have a negative perception of our long-term and short-term financial prospects or the prospects for mortgage REITs and the commercial real estate market generally. We cannot be certain that sufficient funding or capital will be available to us in the future on terms that are acceptable to us. If we cannot obtain sufficient funding on acceptable terms, we will not be able to grow our business, which would likely have a negative impact on the market price of our common stock and our ability to make distributions to our stockholders.

In addition, the liquidity in our portfolio may also be adversely affected by possible margin calls under our repurchase agreements. Our repurchase agreements allow the counterparties, to varying degrees, to determine a new market value of the collateral to reflect current market conditions. If such counterparties determine that the value of the collateral has decreased, it may initiate a margin call and require us to either post additional collateral to cover such decrease or repay a portion of the outstanding borrowing. A significant increase in margin calls as a result of spread widening could harm our liquidity, results of operation, financial condition, business prospects, and our ability to make distributions to our stockholders. Additionally, in order to obtain cash to satisfy a margin call, we may be required to liquidate assets at a disadvantageous time, which could cause us to incur further losses and adversely affect our results of operations, financial condition, and may impair our ability to maintain our current level of dividends.

For information about our available sources of funds, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" and the notes to the consolidated financial statements in this Annual Report on Form 10-K.

We utilize a significant amount of debt to finance our portfolio, which may subject us to an increased risk of loss, adversely affecting the return on our investments and reducing cash available for distribution.

We utilize a significant amount of debt to finance our operations, which can compound losses and reduce the cash available for distributions to our stockholders. We generally leverage our portfolio through the use of secured and unsecured bank credit facilities, repurchase agreements, securitizations, including the issuance of CDOs and other borrowings. The leverage we employ varies depending on our ability to obtain financing, the loan-to-value and debt service coverage ratios of our assets, the yield on our assets, the targeted leveraged return we expect from our portfolio and our ability to meet ongoing covenants related to our asset mix and financial performance. Substantially all of our assets are pledged, or subject to a negative pledge, as collateral for our secured borrowings or to support our unsecured borrowings. Our return on our investments and cash available for distribution to our stockholders may be reduced to the extent that changes in market conditions cause the cost of our financing to increase relative to the income that we can derive from the assets we acquire. For example, we have purchased, and expect to purchase in the future should we issue additional CDO's, subordinate classes of bonds in our CDOs which represent leveraged investments in the collateral debt securities and other underlying assets. The use of leverage through such CDOs create the risk for the holders of the subordinate classes of bonds of increased exposure to losses on a leveraged basis as a result of defaults with respect to such collateral debt securities. As a result, the occurrence of defaults with respect to only a small portion of the collateral debt securities could result in the complete loss of the investment of the holders of the subordinate classes of bonds.

Our debt service payments, including payments in connection with any CDOs, reduce the net income available for distributions. Moreover, we may not be able to meet our debt service obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to foreclosure or sale to satisfy our debt obligations. Under our repurchase agreements, our lenders take title to our assets and may have an ability to liquidate our assets through an expedited process. Currently, neither our charter nor our bylaws impose any limitations on the extent to which we may leverage our assets.

The recent downturn in the credit markets has increased the cost of borrowing and has made financing difficult to obtain, which has negatively impacted our business, and may have a material adverse effect on us.

During 2007, the sub-prime residential lending and single family housing markets began to experience accelerating default rates, declining real estate values and increasing backlog of housing supply. The residential sector issues quickly spread more broadly into the asset-backed, corporate and other credit and equity markets. Since the sub-prime meltdown, volatility and risk premiums in most credit and equity markets have increased dramatically while liquidity has decreased. These issues have continued into the beginning of fiscal 2008. Increasing concerns regarding the U.S. and world economic outlook, such as large asset write-downs at banks, rising oil prices, declining business and consumer confidence and increased unemployment, are compounding these issues and risk premiums in most capital markets remain near historical all-time highs. Although we do not have any direct sub-prime exposure or direct exposure to the single family mortgage market, the factors described above have resulted in substantially reduced commercial mortgage loan originations and securitizations, and are precipitating more generalized credit market dislocations and a significant contraction in available credit. As a result, most financial industry participants, including commercial real estate lenders and investors, are finding it difficult to obtain cost-effective debt capital to finance new investment activity or to refinance maturing debt.

Due to these conditions, the commercial real estate finance market has experienced higher volatility and less liquidity despite continued relatively strong credit performance across the sector. Credit has become more expensive and difficult to obtain for the Company and its competitors. The cost of financing as well as overall market-demanded risk premiums in commercial lending have increased. Most lenders are imposing more stringent restrictions on the terms of credit and there is a general reduction in the amount of credit available in the markets in which we conduct business. The negative impact on the tightening of the credit markets, further declines in real estate values in the U.S. and continuing credit and liquidity concerns may have a material adverse effect on us. Additionally, there is no assurance that the increased financing costs, financing with increasingly restrictive terms or the increase in risk premiums that are demanded by investors will not have a material impact on our future profitability measures. However, we expect that a portion of the impact of increased capital costs will be offset by increased yields on newly-originated assets, particularly if assets in our existing commercial real estate CDOs are repaid.

If GKK Manager LLC ceases to be the Manager pursuant to the management agreement, financial institutions providing our repurchase facilities may not provide future financing to us.

The financial institutions that finance our investments pursuant to our repurchase agreements require that GKK Manager LLC remain our Manager pursuant to the management agreement. If GKK Manager LLC ceases to be our Manager, it is an event of default and the financial institutions under these facilities have the right to terminate the facilities and their obligation to advance funds to us to finance our future investments. If GKK Manager LLC ceases to be our Manager for any reason and we are unable to obtain financing under these or replacement credit and repurchase facilities, our growth may be limited.

Our repurchase agreements and our CDO financing agreements may limit our ability to make investments.

In order to borrow money to make investments under our repurchase agreements, our repurchase lenders, Wachovia and Goldman, have the right to review the potential investment for which we are seeking financing. We may be unable to obtain the consent of our lenders to make investments that we believe are favorable to our company. In the event that Wachovia or Goldman do not consent to the inclusion of the potential asset in the respective repurchase facility, we may be unable to obtain alternate financing for that investment. Our lender's consent rights with respect to our repurchase agreements may limit our ability to execute our business plan.

Each CDO financing that we engage in will contain certain eligibility criteria with respect to the collateral that we seek to acquire and sell to the CDO issuer. If the collateral does not meet the eligibility criteria for eligible collateral as set forth in the transaction documents of such CDO transaction, we may not be able to acquire and sell such collateral to the CDO issuer. The inability of the collateral to meet eligibility requirements with respect to our CDOs may limit our ability to execute our business plan.

We may not be able to issue CDO securities on attractive terms or at all, which may require us to seek more costly financing for our investments or to liquidate assets.

Conditions in the capital markets may make the issuance of a CDO less attractive or unavailable to us even in instances when we have a sufficient pool of eligible collateral. If we are unable to issue a CDO to finance these assets, or if doing so is not economical, we may be required to seek other forms of potentially less attractive financing or otherwise to liquidate the collateral.

Investor demand for commercial real estate CDOs has been substantially curtailed.

The recent turmoil in the structured finance markets, in particular the sub-prime residential loan market, has negatively impacted the credit markets generally, and, as a result, investor demand for commercial real estate CDOs has been substantially curtailed. In recent years, we have relied, to a substantial extent, on CDO financings to obtain match funded financing for our investments. Until the market for commercial real estate CDOs recovers, we may be unable to utilize CDOs to finance our investments and we may need to utilize less favorable sources of financing to finance our investments on a long-term basis. If such other forms of long-term financing are unavailable, it may be necessary to fund our investments using shorter term debt financing, in which case we would not meet our objective of match funding for substantially all of our investments. There can be no assurance as to whether or when when demand for commercial real estate CDOs will return or the terms of such securities investors will demand or whether we will be able to issue CDOs to finance our investments on terms beneficial to us.

We may not be able to access financing sources on favorable terms, or at all, which could adversely affect our ability to execute our business plan and our ability to distribute dividends.

We finance our assets over the long-term through a variety of means, including repurchase agreements, secured and unsecured credit facilities, CDOs and other structured financings. We have also financed our investments through the issuance of $150 million of trust preferred securities. Our ability to execute this strategy depends on various conditions in the markets for financing in this manner which are beyond our control, including lack of liquidity and wider credit spreads. We cannot be certain that these markets, especially the structured finance markets, will provide an efficient source of long-term financing for our assets. Our ability to finance through CDOs is subject to a level of investor demand which has been significantly curtailed in the second half of 2007 and in 2008 to date. If our strategy is not viable, we will have to attempt to find alternative forms of long-term financing for our assets, as secured revolving credit facilities and repurchase facilities, if available, may not accommodate long-term financing. This could subject us to more recourse indebtedness and the risk that debt service on less efficient forms of financing would require a larger portion of our cash flows, to service our debt thereby reducing cash available for distribution to our stockholders, funds available for operations as well as for future business opportunities.

In addition, we depend upon the availability of adequate financing sources and capital for our operations. As a REIT, we are required to distribute at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain, to our stockholders and are therefore not able to retain our earnings for new investments. However, our taxable REIT subsidiaries are able to retain (and likely will retain) earnings for investment in new capital, subject to maintaining our qualification as a REIT. We cannot be certain that any, or sufficient, funding or capital will be available to us in the future on terms that are acceptable to us.

Furthermore, if the minimum dividend distribution required to maintain our REIT qualification becomes large relative to our cash flow due to our taxable income exceeding our cash flow from operations, then we could be forced to borrow funds, sell assets or raise capital on unfavorable terms, if we are able to at all, in order to maintain our REIT qualification. In the event that we cannot obtain sufficient funding on acceptable terms, there may be a negative impact on the market price of our common shares and our ability to distribute dividends.

Lack of diversification in number of investments increases our dependence on individual investments.

If we acquire larger loans or property interests, our portfolio will be concentrated in a smaller number of assets, increasing the risk of loss to stockholders if a default or other problem arises.

Interest rate fluctuations could reduce our ability to generate income on our investments.

The yield on our investments in real estate securities and loans is sensitive to changes in prevailing interest rates and changes in prepayment rates. Changes in interest rates can affect our net interest income, which is the difference between the interest income we earn on our interest-earning investments and the interest expense we incur in financing these investments. We tend to price loans at a spread to either United States Treasury obligations, swaps or LIBOR. A decrease in these indexes will lower the yield on our investments, except to the extent certain of our loans contain floors below which the interest rate cannot decline. Conversely, if these indexes rise materially, borrowers may be unable to meet their debt service requirements and borrow the higher-leverage loans that we target.

In a period of rising interest rates, our interest expense could increase while the interest we earn on our fixed-rate assets would not change, which would adversely affect our profitability.

Our operating results depend in large part on differences between the income from our assets, net of credit losses, and financing costs. In most cases, for any period during which our assets are not match-funded, the income from such assets will respond more slowly to interest rate fluctuations than the cost of our borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence our net income. Increases in these rates will tend to decrease our net income and market value of our assets. Interest rate fluctuations resulting in our interest expense exceeding our interest income would result in operating losses for us and may limit or eliminate our ability to make distributions to our stockholders.

If credit spreads widen before we obtain long-term financing for our assets, the value of our assets may suffer.

We price our assets based on our assumptions about future credit spreads for financing of those assets. We have obtained, and may obtain in the future, longer term financing for our assets using structured financing techniques. Such issuances entail interest rates set at a spread over a certain benchmark, such as the yield on United States Treasury obligations, swaps or LIBOR. If the spread that investors are paying on our current structured finance vehicles and will pay on future structured finance vehicles we may engage in over the benchmark widens and the rates we are charging or will charge on our securitized assets are not increased accordingly, our income may be reduced or we could suffer losses, which could affect our ability to make distributions to our stockholders.

The repurchase agreements and credit facilities that we use to finance our investments may require us to provide additional collateral.

We use credit facilities and repurchase agreements to finance some of our debt investments, primarily on an interim basis. If the market value of the loans pledged or sold by us to a funding source declines in value, we may be required by the lending institution to provide additional collateral or repay a portion of the funds advanced. We may not have the funds available to pay down our debt, which could result in defaults. Posting additional collateral to support our repurchase and credit facilities will reduce our liquidity and limit our ability to leverage our assets. In the event we do not have sufficient liquidity to meet such requirements, lending institutions can accelerate our indebtedness, increase interest rates and terminate our ability to borrow. Such a situation would likely result in a rapid deterioration of our financial condition and possibly necessitate a filing for protection under the United States Bankruptcy Code.

Further, facility providers may require us to maintain a certain amount of cash uninvested or set aside unlevered assets sufficient to maintain a specified liquidity position, which would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on assets. In the event that we are unable to meet these collateral obligations, our financial condition could deteriorate rapidly.

Lenders may require us to enter into restrictive covenants relating to our operations.

When we obtain financing, lenders impose restrictions on us that affect our ability to incur additional debt, our capability to make distributions to stockholders and our flexibility to determine our operating policies. Loan documents we execute contain negative covenants that limit, among other things, our ability to repurchase stock, distribute more than a certain amount of our funds from operations, and employ leverage beyond certain amounts.

We may not be able to find suitable replacement investments for CDOs with reinvestment periods.

Some of our CDOs have periods where principal proceeds received from assets securing the CDO can be reinvested only for a defined period of time, commonly referred to as a reinvestment period. Our ability to find suitable investments during the reinvestment period that meet the criteria set forth in the CDO documentation and by rating agencies may determine the success of our CDO investments. Our potential inability to find suitable investments may cause, among other things, lower returns, interest deficiencies, hyper-amortization of the senior CDO securities and may cause us to reduce the life of our CDOs and accelerate the amortization of certain fees and expenses.

The use of CDO financings with coverage tests may have a negative impact on our operating results and cash flows.

We have purchased, and expect to purchase in the future should we issue additional CDOs, subordinate classes of bonds issued by certain of our subsidiaries. The terms of the CDO securities issued by us include and will include coverage tests, including interest coverage and over-collateralization tests, used primarily to determine whether and to what extent principal and interest proceeds on the underlying collateral debt securities and other assets may be used to pay principal of and interest on the subordinate classes of bonds in the CDO. In the event the coverage tests are not satisfied, interest and principal that would otherwise be payable on the subordinate classes may be re-directed to pay principal on the senior bond classes. Therefore, failure to satisfy the coverage tests could adversely affect our operating results and cash flows. Although these coverage tests are currently being met, we cannot be certain that the coverage tests will continue to be satisfied in the future.

Certain coverage tests (based on delinquency levels or other criteria) may also restrict our ability to receive net income from assets pledged to secure the CDOs. We cannot be certain, in advance of completing negotiations with the rating agencies or other key transaction parties on any future CDOs, to the extent available, as to the actual terms of the delinquency tests, over-collateralization terms, cash flow release mechanisms or other significant factors regarding the calculation of net income to us. Failure to obtain favorable terms with regard to these matters may materially and adversely affect the availability of net income to us. If our assets fail to perform as anticipated, our over-collateralization or other credit enhancement expense associated with our CDOs will increase.

If we issue senior securities we will be exposed to additional restrictive covenants and limitations on our operating flexibility, which could adversely affect our ability to pay dividends.

If we decide to issue senior securities in the future, it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Holders of senior securities may be granted specific rights, including but not limited to: the right to hold a perfected security interest in certain of our assets, the right to accelerate payments due under the indenture, rights to restrict dividend payments, and rights to require approval to sell assets. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock. We, and indirectly our stockholders, will bear the cost of issuing and servicing such securities.

We may be required to repurchase loans that we have sold or to indemnify holders of our CDOs.

If any of the loans we originate or acquire and sell or securitize do not comply with representations and warranties that we make about certain characteristics of the loans, the borrowers and the underlying properties, we may be required to repurchase those loans (including from a trust vehicle used to facilitate a structured financing of the assets through CDOs) or replace them with substitute loans. In addition, we may elect to repurchase loans from our CDOs, although we are not required to do so. In addition, in the case of loans that we have sold instead of retained, we may be required to indemnify persons for losses or expenses incurred as a result of a breach of a representation or warranty. Repurchased loans typically require a significant allocation of working capital to carry on our balance sheet, and our ability to borrow against such assets is limited. Any significant repurchases or indemnification payments could materially and adversely affect our financial condition and operating results and our ability to make distributions to our stockholders.

Our hedging transactions may limit our gains or result in losses.

Subject to maintaining our qualification as a REIT, we use a variety of derivative instruments that are considered conventional "plain vanilla" derivatives, including interest rate swaps, caps, collars and floors, in our risk management strategy to limit the effects of changes in interest rates on our operations. Our primary hedging strategy consists of entering into interest rate swap contracts. Additionally, we, in certain select instances, choose to hedge our exposure to fluctuations in CMBS credit spreads by purchasing swaps written against a broad-based CMBS index. The value of our derivatives may fluctuate over time in response to changing market conditions, and will tend to change inversely with the value of the risk in our liabilities that we intend to hedge. Hedges are sometimes ineffective because the correlation between changes in value of the underlying investment and the derivative instrument is less than was expected when the hedging transaction was undertaken. Since a portion of our hedging activity is intended to cover the period between origination or purchase of loans and their eventual sale or securitization, unmatched losses in our hedging program can occur when the planned securitization fails to occur, or if the hedge proves to be ineffective.

Our hedging transactions, which are intended to limit losses, may actually limit gains and increase our exposure to losses. The use of derivatives to hedge our liabilities carries certain risks, including the risk that losses on a hedge position will reduce the cash available for distribution to stockholders and that these losses may exceed the amount invested in such instruments. A hedge may not be effective in eliminating all of the risks inherent in any particular position and could result in higher interest rates than we would otherwise have. In addition, there will be many market risks against which we may not be able to hedge effectively. Moreover, no hedging activity can completely insulate us from the risks associated with changes in interest rates, and our qualification as a REIT may limit our ability to effectively hedge our interest rate exposure. Our profitability may be adversely affected during any period as a result of the use of derivatives. Also, mark-to-market adjustments on our hedging transactions may require us to post additional collateral or make a cash deposit that reduces our available liquidity.

Our reserves for loan losses may prove inadequate, which could have a material adverse effect on us.

We maintain and regularly evaluate financial reserves to protect against potential future losses. Our reserves reflect management's judgment of the probability and severity of losses. We cannot be certain that our judgment will prove to be correct and that reserves will be adequate over time to protect against potential future losses because of unanticipated adverse changes in the economy or events adversely affecting specific assets, borrowers, industries in which our borrowers operate or markets in which our borrowers or their properties are located. If our reserves for credit losses prove inadequate we could suffer losses which would have a material adverse effect on our financial performance, the market price of our common stock and our ability to make distributions to our stockholders.

We are subject to the risk that provisions of our loan agreements may be unenforceable.

Our rights and obligations with respect to our loans are governed by written loan agreements and related documentation. It is possible that a court could determine that one or more provisions of a loan agreement are unenforceable, such as a loan prepayment provision or the provisions governing our security interest in the underlying collateral. If this were to happen with respect to a material asset or group of assets we could be adversely affected.

We are subject to significant competition and we may not compete successfully.

We have significant competition with respect to our acquisition and origination of assets with many other companies, including other mortgage REITs, insurance companies, commercial banks, private investment funds, hedge funds, specialty finance companies and other investors. Some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. We cannot be certain you that the competitive pressures we face will not have a material adverse effect on our business, financial condition and results of operations. Also, as a result of this competition, we may not be able to take advantage of attractive investment opportunities from time to time, and we can offer no assurance that we will be able to identify and make investments that are consistent with our investment objective.

Rapid changes in the values of our CMBS and other real estate related investments may make it more

difficult for us to maintain our qualification as a REIT or exemption from the Investment Company Act.
If the market value or income potential of our CMBS and other real estate-related investments declines as a result of increased interest rates, prepayment rates or other factors, we may need to increase our real estate investments and income and/or liquidate our non-qualifying assets in order to maintain our REIT qualification or exemption from the Investment Company Act. If the decline in real estate asset values and/or income occurs quickly, this may be especially difficult to accomplish. This difficulty may be exacerbated by the illiquid nature of many of our non-real estate assets. We may have to make investment decisions that we otherwise would not make absent the REIT and Investment Company Act considerations.

If we fail to achieve adequate operating cash flow, our ability to make distributions will be adversely affected.
As a REIT, we must distribute annually at least 90% of our REIT taxable income to our stockholders, determined without regard to the deduction for dividends paid and excluding net capital gain. Our ability to make and sustain cash distributions is based on many factors, including the return on our investments, operating expense levels and certain restrictions imposed by Maryland law. Some of the factors are beyond our control and a change in any such factor could affect our ability to pay future dividends. No assurance can be given as to our ability to pay distributions to our stockholders

Terrorist attacks and other acts of violence or war may affect the market for our common stock, the industry in which we conduct our operations and our profitability.
Terrorist attacks may harm our results of operations and the stockholder's investment. We cannot be certain that there will not be further terrorist attacks against the U.S. or U.S. businesses. These attacks or armed conflicts may directly impact the property underlying our asset-based securities or the securities markets in general. Losses resulting from these types of events are uninsurable.

More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the U.S. and worldwide financial markets and economy. Adverse economic conditions could harm the value of the property underlying our asset-backed securities or the securities markets in general which could harm our operating results and revenues and may result in the volatility of the value of our securities.

We are required to make a number of judgments in applying accounting policies and different estimates and assumptions in the application of these policies could result in changes to our reporting of financial condition and results of operations.
Material estimates that are particularly susceptible to significant change relate to the determination for loan losses, the effectiveness of derivatives and other hedging activities, the fair value of certain financial instruments (debt obligations, CMBS, loan assets, securities, derivatives, and privately held investments), CTL investments, deferred income tax assets or liabilities, share-based compensation, and accounting for acquisitions, including the fair value determinations and the analysis of goodwill impairment. While we have identified those accounting policies that are considered critical and have procedures in place to facilitate the associated judgments, different assumptions in the application of these policies could result in material changes to our reports of financial condition and results of operations.

We are highly dependent on information systems and third parties, and systems failures could significantly disrupt our business, which may, in turn, negatively affect the market price of our common stock and our ability to pay dividends.
Our business is highly dependent on communications and information systems, some of which are provided by third parties. Any failure or interruption of our systems could cause delays or other problems in our securities trading activities, including mortgage-backed securities trading activities, which could have a material adverse effect on our operating results and negatively affect the market price of our common stock and our ability to make distributions to our stockholders.

RISKS RELATED TO OUR INVESTMENTS

Some of our portfolio investments may be recorded at fair value as determined in good faith by the Manager and, as a result, there will be uncertainty as to the value of these investments.
Changes in the market values of our investments in securities available for sale will be directly charged or credited to stockholders' equity. As a result, a decline in values may reduce the book value of our assets. Moreover, if the decline in value of a security is other than temporary, such decline will reduce earnings. Any such charges may result in volatility in our reported earnings and may adversely affect the market price of our common stock. Some of our portfolio investments may be in the form of securities, including CMBS that are not publicly traded. The fair value of securities and other investments that are not publicly traded may not be readily determinable. We value these investments quarterly at fair value as determined in good faith by our Manager. Because such valuations are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. The value of our common stock could be adversely affected if our determinations regarding the fair value of these investments were materially higher than the values that we ultimately realize upon their disposal.

We may not realize gains or income from our investments.

We seek to generate both current income and capital appreciation. However, the securities we invest in may not appreciate in value and, in fact, may decline in value, and the debt securities we invest in may default on interest and/or principal payments. Accordingly, we may not be able to realize gains or income from our investments. Any gains that we do realize may not be sufficient to offset any other losses we experience. Any income that we realize may not be sufficient to offset our expenses.

A prolonged economic slowdown, a lengthy or severe recession, a reduction in liquidity, or declining real estate values could harm our operations.

We believe the risk associated with our business is more severe during periods of economic slowdown or recession if these periods are accompanied by declining real estate values. Declining real estate values will likely reduce our level of new mortgage loan originations, since borrowers often use increases in the value of their existing properties to support the purchase or investment in additional properties. Borrowers may also be less able to pay principal and interest on our loans if the real estate economy weakens. Further, declining real estate values significantly increase the likelihood that we will incur losses on our loans in the event of default because the value of our collateral may be insufficient to recover the carrying value of the loan. A reduction in capital markets liquidity may cause difficulties for borrowers seeking to refinance existing loans at or prior to maturity, even in instances of satisfactory property cash flow and collateral value. Any sustained period of increased payment delinquencies, foreclosures or losses could adversely affect both our net interest income from loans in our portfolio as well as our ability to originate, sell and securitize loans, which would significantly harm our revenues, results of operations, financial condition, business prospects and our ability to make distributions to our stockholders.

We may be adversely affected by unfavorable economic changes in geographic areas where our properties are concentrated.

Adverse conditions in the areas where our properties or the properties underlying our investments are located (including business layoffs or downsizing, industry slowdowns, changing demographics and other factors) and local real estate conditions (such as oversupply of, or reduced demand for, office, industrial or retail properties) may have an adverse effect on the value of our properties. A material decline in the demand or the ability of tenants to pay rent for office, industrial or retail space in these geographic areas may result in a material decline in our cash available for distribution.

Joint investments could be adversely affected by our lack of sole decision-making authority and reliance upon a co-venturer's financial condition.

We co-invest with third parties through partnerships, joint ventures, co-tenancies or other entities, acquiring non-controlling interests in, or sharing responsibility for managing the affairs of, a property, partnership, joint venture, co-tenancy or other entity. Therefore, we will not be in a position to exercise sole decision-making authority regarding that property, partnership, joint venture or other entity. Investments in partnerships, joint ventures, or other entities may involve risks not present were a third party not involved, including the possibility that our partners, co-tenants or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, our partners or co-venturers might at any time have economic or other business interests or goals which are inconsistent with our business interests or goals. These investments may also have the potential risk of impasses on decisions such as a sale, because neither we nor the partner, co-tenant or co-venturer would have full control over the partnership or joint venture. Consequently, actions by such partner, co-tenant or co-venturer might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in specific circumstances be liable for the actions of our third-party partners, co-tenants or co-venturers.

Some of our loans are participation interests in loans, or co-lender arrangements, in which we share the rights, obligations and benefits of the loan with other lenders. We may need the consent of these parties to exercise our rights under such loans, including rights with respect to amendment of loan documentation, enforcement proceedings in the event of default and the institution of, and control over, foreclosure proceedings. Similarly, a majority of the participants may be able to take actions to which we object but to which we will be bound if our participation interest represents a minority interest. We may be adversely affected by this lack of complete control.

We may in the future enter into joint venture agreements that contain terms in favor of our partners that may have an adverse effect on the value of our investments in the joint ventures. For example, we may be entitled under a particular joint venture agreement to an economic share in the profits of the joint venture that is smaller than our ownership percentage in the joint venture, our partner may be entitled to a specified portion of the profits of the joint venture before we are entitled to any portion of such profits and our partner may have rights to buy our interest in the joint venture, to force us to buy the partner's interest in the joint venture or to compel the sale of the property owned by such joint venture. These rights may permit our partner in a particular joint venture to obtain a greater benefit from the value or profits of the joint venture than us, which may have an adverse effect on the value of our investment in the joint venture and on our financial condition and results of operations.

Liability relating to environmental matters may impact the value of the properties that we may acquire or underlying our investments.

Under various U.S. federal, state and local laws, an owner or operator of real property may become liable for the costs of removal of certain hazardous substances released on its property. These laws often impose liability without regard to whether the owner or operator knew of, or, was responsible for, the release of such hazardous substances.

There may be environmental problems associated with our properties which we were unaware of at the time of acquisition. The presence of hazardous substances may adversely affect an owner's ability to sell real estate or borrow using real estate as collateral. To the extent that an owner of a property underlying one of our debt investments becomes liable for removal costs, the ability of the owner to make debt payments to us may be reduced. This, in turn, may adversely affect the value of the relevant mortgage asset held by us and our ability to make distributions to stockholders.

If the presence of hazardous substances on our properties may adversely affect our ability to sell an affected property and we may incur substantial remediation costs, thus harming our financial condition. In addition, although our leases, if any, will generally require our tenants to operate in compliance with all applicable laws and to indemnify us against any environmental liabilities arising from a tenant's activities on the property, we nonetheless would be subject to strict liability by virtue of our ownership interest for environmental liabilities created by such tenants, and we cannot ensure the stockholders that any tenants we might have would satisfy their indemnification obligations under the applicable sales agreement or lease. The discovery of material environmental liabilities attached to such properties could have a material adverse effect on our results of operations and financial condition and our ability to make distributions to our stockholders.

Hedging instruments often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities and involve risks and costs.

The cost of using hedging instruments increases as the period covered by the instrument increases and during periods of rising and volatile interest rates. We may increase our hedging activity and thus increase our hedging costs during periods when interest rates are volatile or rising and hedging costs have increased.

In addition, hedging instruments involve risk since they often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities. Consequently, there are no requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions. Furthermore, the enforceability of agreements underlying derivative transactions may depend on compliance with applicable statutory and commodity and other regulatory requirements and, depending on the identity of the counterparty, applicable international requirements. The business failure of a hedging counterparty with whom we enter into a hedging transaction will most likely result in a default. Default by a party with whom we enter into a hedging transaction may result in the loss of unrealized profits and force us to cover our resale commitments, if any, at the then current market price. Although generally we will seek to reserve the right to terminate our hedging positions, it may not always be possible to dispose of or close out a hedging position without the consent of the hedging counterparty, and we may not be able to enter into an offsetting contract in order to cover our risk. We cannot be certain that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses.

Prepayments can adversely affect the yields on our investments.

The yield of our portfolio assets may be affected by the rate of prepayments differing from our projections. Prepayments on debt instruments, where permitted under the debt documents, are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond our control, and consequently, such prepayment rates cannot be predicted with certainty. In periods of declining interest rates, prepayments on mortgage at similar yields, and loans generally increase. If we are unable to invest the proceeds of such prepayments received, the yield on our portfolio will decline. In addition, we may acquire assets at a discount or premium and if the portfolio asset does not repay when expected, our anticipated yield may be impacted. Under certain interest rate and prepayment scenarios we may fail to recoup fully our cost of acquisition of certain investments.

The loans we invest in and the commercial mortgage loans underlying the CMBS we invest in are subject to risks of delinquency, foreclosure, and loss.

Commercial mortgage loans are secured by commercial or residential property and are subject to risks of delinquency and foreclosure. CMBS evidence interests in or are secured by a single commercial mortgage loan or a pool of commercial mortgage loans. These risks of loss are greater than similar risks associated with loans made on the security of single-family residential property. The ability of a borrower to pay principal and interest on a loan secured by an income-producing property typically is dependent primarily upon the successful operation of the property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower's ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by a number of conditions beyond our control, including:

- tenant mix;
- success of tenant businesses;
- property management decisions;
- property location and condition;
- competition from comparable types of properties;
- changes in laws that increase operating expense or limit rents that may be charged;
- any need to address environmental contamination at the property;
- the occurrence of any uninsured casualty at the property;
- changes in national, regional or local economic conditions and/or specific industry segments;
- declines in regional or local real estate values;
- declines in regional or local rental or occupancy rates;
- increases in interest rates, real estate tax rates and other operating expenses; and
- changes in governmental rules, regulations and fiscal policies, including environmental legislation, acts of God, terrorism, social unrest and civil disturbances.

Any of these factors could have an adverse affect on the ability of the borrower to make payments of principal and interest in a timely fashion, or at all, on the mortgage loans in which we invest and could adversely affect the cash flows we intend to receive from these investments.

In the event of any default under a mortgage loan held directly by us, we will bear the risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest on the mortgage loan, which could have a material adverse effect on our cash flow from operations and our ability to make distributions to our stockholders. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to the borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a mortgage loan can be an expensive and lengthy process which could have a substantial negative effect on our anticipated return on the foreclosed mortgage loan.

The subordinate interests in whole loans in which we invest may be subject to additional risks relating to the privately negotiated structure and terms of the transaction, which may result in losses to us.

A subordinate interest in a whole loan is a mortgage loan typically (i) secured by a whole loan on a single large commercial property or group of related properties and (ii) subordinated to a senior interest secured by the same whole loan on the same collateral. As a result, if a borrower defaults, there may not be sufficient funds remaining for subordinate interest owners after payment to the senior interest owners. Subordinate interests reflect similar credit risks to comparably rated CMBS. However, since each transaction is privately negotiated, subordinate interests can vary in their structural characteristics and risks. For example, the rights of holders of subordinate interests to control the process following a borrower default may be limited in certain investments. We cannot predict the terms of each subordinate investment. Further, subordinate interests typically are secured by a single property, and so reflect the increased risks associated with a single property compared to a pool of properties. Subordinate interests also are less liquid than CMBS, thus we may be unable to dispose of underperforming or non-performing investments. The higher risks associated with our subordinate position in these investments could subject us to increased risk of losses.

Investment in non-conforming and non-investment grade loans may involve increased risk of loss.

We acquire or originate and may continue to acquire or originate in the future certain loans that do not conform to conventional loan criteria applied by traditional lenders and are not rated or are rated as non-investment grade (for example, for investments rated by Moody's Investors Service, ratings lower than Baa3, and for Standard & Poor's, BBB- or below). The non-investment grade ratings for these loans typically result from the overall leverage of the loans, the lack of a strong operating history for the properties underlying the loans, the borrowers' credit history, the properties' underlying cash flow or other factors. As a result, these loans have a higher risk of default and loss than conventional loans. Any loss we incur may reduce distributions to our stockholders. There are no limits on the percentage of unrated or non-investment grade assets we may hold in our portfolio.

Investments in mezzanine loans involve greater risks of loss than senior loans secured by income producing properties.

Investments in mezzanine loans are secured by a pledge of the ownership interests in the entity that directly or indirectly owns the property. These types of investments involve a higher degree of risk than a senior mortgage loan because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse, to the assets of the property owning entity, or the assets of the entity may not be sufficient to satisfy our mezzanine loan. If a borrower defaults on our mezzanine loan or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt is paid in full. As a result, we may not recover some or all of our investment, which could result in losses. In addition, mezzanine loans may have higher loan to value ratios than conventional mortgage loans, resulting in less equity in the property and increasing the risk of loss of principal.

We evaluate the collectibility of both interest and principal of each of our loans, if circumstances warrant, to determine whether they are impaired. A loan is impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the existing contractual terms. When a loan is impaired, the amount of the loss accrual is calculated by comparing the carrying amount of the investment to the value determined by discounting the expected future cash flows at the loan's effective interest rate or, as a practical expedient, to the value of the collateral if the loan is collateral dependent. We can not be certain that our estimates of collectible amounts will not change over time or that they will be representative of the amounts we actually collect, including amounts we would collect if we chose to sell these investments before their maturity. If we collect less than our estimates, we will record charges which could be material.

Bridge loans involve a greater risk of loss than traditional mortgage loans.

We provide bridge loans secured by first lien mortgages on a property to borrowers who are typically seeking short-term capital to be used in an acquisition or renovation of real estate. The borrower has usually identified an undervalued asset that has been under-managed or is located in a recovering market. If the market in which the asset is located fails to recover according to the borrower's projections, or if the borrower fails to improve the quality of the asset's management or the value of the asset, the borrower may not receive a sufficient return on the asset to satisfy the bridge loan, and we may not recover some or all of our investment.

In addition, owners usually borrow funds under a conventional mortgage loan to repay a bridge loan. We may therefore be dependent on a borrower's ability to obtain permanent financing to repay our bridge loan, which could depend on market conditions and other factors. Bridge loans are also subject to risks of borrower defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance. In the event of any default under bridge loans held by us, we bear the risk of loss of principal and non-payment of interest and fees to the extent of any deficiency between the value of the mortgage collateral and the principal amount of the bridge loan. To the extent we suffer such losses with respect to our investments in bridge loans, the value of our company and the price of our common stock may be adversely affected.

Preferred equity investments involve a greater risk of loss than traditional debt financing.

Preferred equity investments are subordinate to debt financing and are not secured. Should the issuer default on our investment, we would only be able to proceed against the entity that issued the preferred equity in accordance with the terms of the preferred security, and not any property owned by the entity. Furthermore, in the event of bankruptcy or foreclosure, we would only be able to recoup our investment after any lenders to the entity are paid. As a result, we may not recover some or all of our investment, which could result in losses.

Our investments in subordinate loans and subordinated CMBS are subject to losses.

We acquire subordinated loans and may invest in subordinated CMBS. In the event a borrower defaults on a loan and lacks sufficient assets to satisfy our loan, we may suffer a loss of principal or interest. In the event a borrower declares bankruptcy, we may not have full recourse to the assets of the borrower, or the assets of the borrower may not be sufficient to satisfy the loan. In addition, certain of our loans may be subordinate to other debt of the borrower. If a borrower defaults on our loan or on debt senior to our loan, or in the event of a borrower bankruptcy, our loan will be satisfied only after the senior debt is paid in full. Where debt senior to our loan exists, the presence of intercreditor arrangements may limit our ability to amend our loan documents, assign our loans, accept prepayments, exercise our remedies (through "standstill periods") and control decisions made in bankruptcy proceedings relating to borrowers.

In general, losses on a mortgage loan included in a securitization will be borne first by the equity holder of the property, then by a cash reserve fund or letter of credit, if any, and then by the "first loss" subordinated security holder. In the event of default and the exhaustion of any equity support, reserve fund, letter of credit and any classes of securities junior to those in which we invest, we will not be able to recover all of our investment in the securities we purchase. Likewise, we may not be able to recover some or all of our investment in certain subordinated loans in which we obtain interests. In addition, if the underlying mortgage portfolio has been overvalued by the originator, or if the values subsequently decline and, as a result, less collateral is available to satisfy interest and principal payments due on the related CMBS, the securities in which we invest may effectively become the "first loss" position behind the more senior securities, which may result in significant losses to us.

An economic downturn could increase the risk of loss on our investments in subordinated CMBS. The prices of lower credit-quality securities, such as the subordinated CMBS in which we may invest, are generally less sensitive to interest rate changes than more highly rated investments, but are more sensitive to adverse economic downturns or individual property developments. An economic downturn or a projection of an economic downturn could cause a decline in the price of lower credit quality securities because the ability of obligors of mortgages underlying CMBS to make principal and interest payments may be impaired. In such event, existing credit support to a securitized structure may be insufficient to protect us against loss of our principal on these securities.

We may make investments in assets with lower credit quality, which will increase our risk of losses.

Substantially all of our securities investments have explicit ratings assigned by at least one of the three leading nationally-recognized statistical rating agencies. However, we may invest in unrated securities, enter into net leases with unrated tenants or participate in unrated or distressed mortgage loans. An economic downturn, for example, could cause a decline in the price of lower credit quality investments and securities because the ability of the obligors of net leases and mortgages, including mortgages underlying CMBS, to make rent or principal and interest payments may be impaired. If this were to occur, existing credit support in the securitization structure may be insufficient to protect us against loss of our principal on these investments and securities. We have not established and do not currently plan to establish any investment criteria to limit our exposure to these risks for future investments.

Our investments in debt securities are subject to specific risks relating to the particular issuer of the securities and to the general risks of investing in subordinated real estate securities.

Our investments in debt securities involve special risks. REITs generally are required to invest substantially in real estate or real estate-related assets and are subject to the inherent risks associated with real estate-related investments discussed in this filing. Our investments in debt are subject to the risks described above with respect to mortgage loans and CMBS and similar risks, including:

- risks of delinquency and foreclosure, and risks of loss in the event thereof;
- the dependence upon the successful operation of and net income from real property;
- risks generally incident to interests in real property; and
- risks that may be presented by the type and use of a particular commercial property.

Debt securities may be unsecured and may also be subordinated to other obligations of the issuer. We may also invest in debt securities that are rated below investment grade. As a result, investments in debt securities are also subject to risks of:

- limited liquidity in the secondary trading market;
- substantial market price volatility resulting from changes in prevailing interest rates or credit spreads;
- subordination to the prior claims of banks and other senior lenders to the issuer;
- the operation of mandatory sinking fund or call/redemption provisions during periods of declining interest rates that could cause the issuer to reinvest premature redemption proceeds in lower yielding assets;
- the possibility that earnings of the debt security issuer may be insufficient to meet its debt service; and
- the declining creditworthiness and potential for insolvency of the issuer of such debt securities during periods of rising interest rates and economic downturn.

These risks may adversely affect the value of outstanding debt securities and the ability of the issuers thereof to repay principal and interest.

Our real estate investments are subject to risks particular to real property.

We own both assets secured by real estate and real estate directly. Real estate investments are subject to risks particular to real property.

- acts of God, including earthquakes, floods and other natural disasters, which may result in uninsured losses;
- acts of war or terrorism, including the consequences of terrorist attacks;
- adverse changes in national and local economic and market conditions, including the credit and securitization markets;
- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;
- the perceptions of prospective tenants of the attractiveness of the properties;
- costs of remediation and liabilities associated with environmental conditions; and
- the potential for uninsured or under-insured property losses.

If any of these or similar events occur, it may reduce our return from an affected property or investment and reduce or eliminate our ability to make distributions to stockholders.

Our real estate investments may be illiquid, which could restrict our ability to respond rapidly to changes in economic conditions.

The real estate and real estate-related assets in which we invest are generally illiquid. In addition, the instruments that we purchase in connection with privately negotiated transactions are not registered under the relevant securities laws, resulting in a prohibition against their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements of, or is otherwise in accordance with, those laws. A majority of the CMBS and debt instruments that we purchase are purchased in private, unregistered transactions. As a result, the majority of our investments in securities are subject to restrictions on resale or otherwise have no established trading market. As a result, our ability to sell under-performing assets in our portfolio or respond to changes in economic and other conditions may be relatively limited.

CTL investments may generate losses.

The value of our investments and the income from our CTL investments may be significantly adversely affected by a number of factors, including:

- national, state and local economic climates;
- real estate conditions, such as an oversupply of or a reduction in demand for real estate space in the area;
- the perceptions of tenants and prospective tenants of the convenience, attractiveness and safety of our properties;
- competition from comparable properties;
- the occupancy rate of our properties;
- the ability to collect on a timely basis all rent from tenants;
- the effects of any bankruptcies or insolvencies of major tenants;
- the expense of re-leasing space;
- changes in interest rates and in the availability, cost and terms of mortgage funding;
- the impact of present or future environmental legislation and compliance with environmental laws;
- cost of compliance with the Americans with Disabilities Act of 1990;
- adverse changes in governmental rules and fiscal policies;
- civil unrest;
- acts of nature, including earthquakes, hurricanes and other natural disasters (which may result in uninsured losses);
- acts of terrorism or war;
- adverse changes in zoning laws; and
- other factors which are beyond our control.

We may not be able to relet or renew leases at the properties held by us on terms favorable to us.

We are subject to risks that upon expiration or earlier termination of the leases for space located at our properties the space may not be relet or, if relet, the terms of the renewal or reletting (including the costs of required renovations or concessions to tenants) may be less favorable than current lease terms. Any of these situations may result in extended periods where there is a significant decline in revenues or no revenues generated by a property. If we are unable to relet or renew leases for all or substantially all of the spaces at these properties, if the rental rates upon such renewal or reletting are significantly lower than expected, or if our reserves for these purposes prove inadequate, we will experience a reduction in net income and may be required to reduce or eliminate distributions to our stockholders.

Lease defaults or terminations or landlord-tenant disputes may adversely reduce our income from our net lease property portfolio.

Lease defaults or terminations by one or more of our significant tenants may reduce our revenues unless a default is cured or a suitable replacement tenant is found promptly. In addition, disputes may arise between the landlord and tenant that result in the tenant withholding rent payments, possibly for an extended period. These disputes may lead to litigation or other legal procedures to secure payment of the rent withheld or to evict the tenant. Any of these situations may result in extended periods during which there is a significant decline in revenues or no revenues generated by the property. If this were to occur, it could adversely affect our results of operations.

We may enter into derivative contracts that could expose us to contingent liabilities in the future.

Subject to maintaining our qualification as a REIT, part of our investment strategy involves entering into derivative contracts that could require us to fund cash payments in the future under certain circumstances, e.g., the early termination of the derivative agreement caused by an event of default or other early termination event, or the decision by a counterparty to request margin securities it is contractually owed under the terms of the derivative contract. The amount due would be equal to the unrealized loss of the open swap positions with the respective counterparty and could also include other fees and charges. These economic losses will be reflected in our financial results of operations, and our ability to fund these obligations will depend on the liquidity of our assets and access to capital at the time, and the need to fund these obligations could adversely impact our financial condition.

Our due diligence may not reveal all of a borrower's liabilities and may not reveal other weaknesses in its business.

Before investing in a company or making a loan to a borrower, we assess the strength and skills of such entity's management and other factors that we believe are material to the performance of the investment. In making the assessment and otherwise conducting customary due diligence, we rely on the resources available to us and, in some cases, an investigation by third parties. This process is particularly subjective with respect to newly organized entities because there may be little or no information publicly available about the entities. There can be no assurance that our due diligence processes will uncover all relevant facts or that any investment will be successful.

RISKS RELATED TO OUR ORGANIZATION AND STRUCTURE

The concentration of our ownership may adversely affect the ability of investors to influence our policies.
SL Green owns approximately 22% of the outstanding shares of our common stock. In addition, SL Green has the right to purchase up to 25% of the shares in any future offering of common stock. Accordingly, SL Green has significant influence over us. The ownership level of SL Green may discourage or prevent others from trying to acquire control of us and increase the difficulty of consummating any offer, including potential acquisitions that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders. This concentration of ownership may result in decisions affecting us that may not serve the best interest of all stockholders.

Maryland takeover statutes may prevent a change of control of our company, which could depress our stock price.
Under Maryland law, certain "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or asset transfers or issuance or reclassification of equity securities. An interested stockholder is defined as:

- any person who beneficially owns 10% or more of the voting power of the corporation's shares; or
- an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approves in advance the transaction by which he otherwise would have become an interested stockholder.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

- 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and
- two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or by the interested stockholder's affiliates or associates, voting together as a single group.

The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer, including potential acquisitions that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

We have opted out of these provisions of the Maryland General Corporation Law, or the MGCL, with respect to its business combination provisions and its control share provisions by resolution of our board of directors and a provision in our bylaws, respectively. However, in the future our board of directors may reverse its decision by resolution and elect to opt in to the MGCL's business combination provisions, or amend our bylaws and elect to opt in to the MGCL's control share provisions.

Additionally, Title 8, Subtitle 3 of the MGCL permits our board of directors, without stockholder approval and regardless of what is provided in our charter or bylaws, to implement takeover defenses, some of which we do not have. These provisions may have the effect of inhibiting a third party from making us an acquisition proposal or of delaying, deferring or preventing a change in our control under circumstances that otherwise could provide the stockholders with an opportunity to realize a premium over the then-current market price.

Our authorized but unissued preferred stock may prevent a change in our control which could be in the stockholders' best interests.
Our charter authorizes us to issue additional authorized but unissued shares of our common stock or preferred stock. Any such issuance could dilute our existing stockholders' interests. In addition, our board of directors may classify or reclassify any unissued shares of preferred stock and may set the preferences, rights and other terms of the classified or reclassified shares. As a result, our board of directors may establish a series of preferred stock that could delay or prevent a transaction or a change in control that might be in the best interest of our stockholders.

Our staggered board of directors and other provisions of our charter and bylaws may prevent a change in our control.
Our board of directors is divided into three classes of directors. The current terms of the directors expire in 2008, 2009 and 2010. Directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year one class of directors is elected by the stockholders. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our stockholders. In addition, our charter and

bylaws also contain other provisions that may delay or prevent a transaction or a change in control that might be in the best interest of our stockholders.

Changes in market conditions could adversely affect the market price of our common stock.

As with other publicly traded equity securities, the value of our common stock depends on various market conditions which may change from time to time. Among the market conditions that may affect the value of our common stock are the following:

- the general reputation of REITs and the attractiveness of our equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;
- our financial performance; and
- general stock and bond market conditions.

The market value of our common stock is based primarily upon the market's perception of our growth potential and our current and potential future earnings and cash distributions. Consequently, our common stock may trade at prices that are higher or lower than our net asset value per share of common stock. If our future earnings or cash dividends are less than expected, it is likely that the market price of our common stock will diminish.

An increase in market interest rates may have an adverse effect on the market price of our common stock.

One of the factors that investors may consider in deciding whether to buy or sell shares of our common stock is our distribution rate as a percentage of our share price relative to market interest rates. If the market price of our common stock is based primarily on the earnings and return that we derive from our investments and income with respect to our investments and our related distributions to stockholders, and not from the market value of the investments themselves, then interest rate fluctuations and capital market conditions will likely affect the market price of our common stock. For instance, if market rates rise without an increase in our distribution rate, the market price of our common stock could decrease as potential investors may require a higher distribution yield on our common stock or seek other securities paying higher distributions or interest. In addition, rising interest rates would result in increased interest expense on our variable rate debt, thereby adversely affecting cash flow and our ability to service our indebtedness and pay distributions.

RISKS RELATED TO OUR TAXATION AS A REIT

Our failure to qualify as a REIT would result in higher taxes and reduced cash available for stockholders.

We intend to continue to operate in a manner so as to qualify as a REIT for U.S. federal income tax purposes. Our continued qualification as a REIT depends on our satisfaction of certain asset, income, organizational, distribution and stockholder ownership requirements on a continuing basis. Our ability to satisfy some of the asset tests depends upon the fair market values of our assets, some of which are not able to be precisely determined and for which we will not obtain independent appraisals. If we were to fail to qualify as a REIT in any taxable year, and certain statutory relief provisions were not available, we would be subject to U.S. federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and distributions to stockholders would not be deductible by us in computing our taxable income. Any such corporate tax liability could be substantial and would reduce the amount of cash available for distribution. Unless entitled to relief under certain Internal Revenue Code provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT.

REIT distribution requirements could adversely affect our liquidity.

In order to qualify as a REIT, each year we must distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction, and not including any net capital gain. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our net taxable income, we will be subject to U.S. federal corporate income tax on our undistributed net taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under U.S. federal tax laws.

We intend to continue to make distributions to our stockholders to comply with the REIT distribution requirements and avoid corporate income tax and/or excise tax. However, differences in timing between the recognition of taxable income and the actual receipt of cash could require us to sell assets or borrow funds on a short-term or long-term basis to meet the 90% distribution requirement or avoid corporate income or excise tax. We may own assets that generate mismatches between taxable income and available cash. These assets may include (a) securities that have been financed through financing structures which require some or all of available cash flows to be used to service borrowings, (b) loans or CMBS we hold that have been issued at a discount and require the accrual of taxable economic interest in advance of receipt in cash, and (c) distressed debt on which we may be required to accrue taxable interest income even though the borrower is unable to make current debt service payments in cash. As a result, the requirement to distribute a substantial portion of our net taxable income could cause us to: (a) sell assets in adverse market conditions, (b) borrow on unfavorable terms or (c) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt to comply with REIT requirements.

To maximize the return on our funds, cash generated from operations is expected to be used to temporarily pay down borrowings. When making distributions, we may borrow the required funds by drawing on credit capacity available under our credit or repurchase facilities. If distributions exceed the amount of cash generated from operations, we may be required to borrow additional funds, which, in turn, would reduce the amount of funds available for other purposes.

Further, amounts distributed will not be available to fund investment activities. We expect to fund our investments by raising equity capital and through borrowings from financial institutions and the debt capital markets. If we fail to obtain debt or equity capital in the future, it could limit our ability to grow, which could have a material adverse effect on the value of our common stock.

Complying with REIT requirements may limit our ability to hedge effectively.

The existing REIT provisions of the Internal Revenue Code may substantially limit our ability to hedge our operations. Except to the extent provided by Treasury regulations, any income from a hedging transaction we enter into in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which is clearly identified as specified in Treasury regulations before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of such a transaction, will not constitute gross income for purposes of the 95% gross income test (and will generally constitute non-qualifying income for purposes of the 75% gross income test). To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the gross income tests. In addition, we must limit our aggregate income from non-qualified hedging transactions, from our provision of services and from other non-qualifying sources, to less than 5% of our annual gross income (determined without regard to gross income from qualified hedging transactions). As a result, we may have to limit our use of certain hedging techniques or implement those hedges through TRSs. This could result in greater risks associated with changes in interest rates than we would otherwise want to incur or could increase the cost of our hedging activities. If we fail to satisfy the 75% or 95% limitations, we could lose our REIT qualification for U.S. federal income tax purposes, unless our failure was due to reasonable cause and not due to willful neglect, and we meet certain other technical requirements. Even if our failure was due to reasonable cause, we might incur a penalty tax.

The stock ownership limit imposed by the Internal Revenue Code for REITs and our charter may inhibit market activity in our stock and may restrict our business combination opportunities.

In order for us to maintain our qualification as a REIT under the Internal Revenue Code, not more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) at any time during the last half of each taxable year. Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary and desirable to preserve our qualification as a REIT. Unless exempted by our board of directors, no person may own more than 9.8% of the aggregate value of the outstanding shares of our stock. Our board of directors may not grant such an exemption to any proposed transferee whose ownership of in excess of 9.8% of the value of our outstanding shares would result in the termination of our status as a REIT. Our board of directors has waived this provision in connection with SL Green's purchase of our shares. We have also granted waivers to two other purchasers in connection with their purchase of our shares in a previous private placement. These ownership limits could delay or prevent a transaction or a change in our control that might be in the best interest of our stockholders.

The tax on prohibited transactions will limit our ability to engage in transactions, including certain methods of securitizing mortgage loans, that would be treated as sales for U.S. federal income tax purposes.

A REIT's net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, but including mortgage loans, held primarily for sale to customers in the ordinary course of business. We might be subject to this tax if we were to sell or securitize loans in a manner that was treated as a sale of the loans for U.S. federal income tax purposes. Therefore, in order to avoid the prohibited transactions tax, we may choose not to engage in certain sales of loans and may limit the structures we utilize for our securitization transactions even though such sales or structures might otherwise be beneficial for us.

It may be possible to reduce the impact of the prohibited transaction tax by engaging in securitization transactions treated as sales through one or more of our TRSs, subject to certain limitations as described below. To the extent that we engage in such activities through one or more TRSs, the income associated with such activities may be subject to full corporate income tax.

The "taxable mortgage pool" rules may limit the manner in which we effect future securitizations and may subject us to U.S. federal income tax and increase the tax liability of our stockholders.

Certain of our current and future securitizations, such as our CDOs, could be considered to result in the creation of taxable mortgage pools for U.S. federal income tax purposes. As a

REIT, so long as we or another private subsidiary REIT own 100% of the equity interests in a taxable mortgage pool, our qualification as a REIT would not be adversely affected by the characterization of the securitization as a taxable mortgage pool. We would generally be precluded, however, from holding equity interests in such securitizations through our operating partnership (unless held through a private subsidiary REIT), selling to outside investors equity interests in such securitizations or from selling any debt securities issued in connection with such securitizations that might be considered to be equity interests for tax purposes. These limitations will preclude us from using certain techniques to maximize our returns from securitization transactions.

Furthermore, we are taxable at the highest corporate income tax rate on a portion of the income arising from a taxable mortgage pool that is allocable to the percentage of our shares held by "disqualified organizations," which are generally certain cooperatives, governmental entities and tax-exempt organizations that are exempt from unrelated business taxable income. We expect that disqualified organizations will own our shares from time to time.

In addition, if we realize excess inclusion income and allocate it to stockholders, this income cannot be offset by net operating losses of our stockholders. If the stockholder is a tax-exempt entity and not a disqualified organization, then this income would be fully taxable as unrelated business taxable income under Section 512 of the Internal Revenue Code. If the stockholder is a foreign person, it would be subject to U.S. federal income tax withholding on this. Nominees or other broker/dealers who hold our stock on behalf of disqualified organizations are subject to tax at the highest corporate income tax rate on a portion of our excess inclusion income allocable to the stock held on behalf of disqualified organizations. If the stockholder is a REIT, a regulated investment company, or RIC, common trust fund, or other pass-through entity, its allocable share of our excess inclusion income could be considered excess inclusion income of such entity and such entity will be subject to tax at the highest corporate tax rate on any excess inclusion income allocated to their owners that are disqualified organizations. Accordingly, such investors should be aware that a portion of our income may be considered excess inclusion income. Finally, if we fail to qualify as a REIT, our taxable mortgage pool securitizations will be treated as separate taxable corporations for U.S. federal income tax purposes.

We may be unable to generate sufficient revenue from operations to pay our operating expenses and to pay distributions to our stockholders.

As a REIT, we are generally required to distribute at least 90% of our REIT taxable income (determined without regard to the dividends paid deduction and not including net capital gains) each year to our stockholders. To qualify for the tax benefits accorded to REITs, we have and intend to continue to pay quarterly distributions and to make distributions to our stockholders in amounts such that we distribute all or substantially all our net taxable income each year, subject to certain adjustments. However, our ability to make distributions may be adversely affected by the risk factors described in this Annual Report on Form 10-K. In the event of a downturn in our operating results and financial performance or unanticipated declines in the value of our asset portfolio, we may be unable to declare or pay quarterly distributions or make distributions to our stockholders. The timing and amount of distributions are in the sole discretion of our board of directors, which considers, among other factors, our earnings, financial condition, debt service obligations and applicable debt covenants, REIT qualification requirements and other tax considerations and capital expenditure requirements as our board may deem relevant from time to time.

Although our use of TRSs may be able to partially mitigate the impact of meeting the requirements necessary to maintain our qualification as a REIT, our ownership of and relationship with our TRSs will be limited and a failure to comply with the limits would jeopardize our REIT qualification and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock of one or more TRSs. A TRS generally may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of a REIT's assets may consist of stock or securities of one or more TRSs. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis.

Our TRSs, including GKK Trading Corp. and GIT Trading Corp., will pay U.S. federal, state and local income tax on their taxable income, and their after-tax net income will be available for distribution to us but will not be required to be distributed to us. We anticipate that the aggregate value of TRS securities owned by us will be less than 20% of the value of our total assets (including such TRS securities). Furthermore, we will monitor the value of our respective investments in our TRSs for the purpose of ensuring compliance with the rule that no more than 20% of the value of a REIT's assets may consist of TRS securities (which is applied at the end of each calendar quarter). In addition, we will scrutinize all of our transactions with our TRSs for the purpose of ensuring that they are entered into on arm's-length terms in order to avoid incurring the 100% excise tax described above. The value of the securities that we hold in our TRSs may not be subject to precise valuation. Accordingly, there can be no complete assurance that we will be able to comply with the 20% limitation discussed above or avoid application of the 100% excise tax discussed above.

RISKS RELATED TO OUR AGREEMENT AND PLAN OF MERGER WITH AMERICAN FINANCIAL

The market price of our common stock and our earnings per share may decline as a result of the merger.
The market price of our common stock may decline as a result of the merger if we do not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts or stockholders, or if the effect of the merger on our financial results is not consistent with the expectations of financial or industry analysts or stockholders. In addition, either the failure to achieve expected benefits or unanticipated costs relating to the mergers could reduce our future earnings per share.

There may be unexpected delays in the consummation of the merger, which could impact our ability to timely achieve cost savings associated with the merger.
The merger is expected to close on or about March 31, 2008. However, certain events may delay the consummation of the merger, including satisfying the closing conditions to which the mergers are subject, and confirming the closings, acquisition financings, and certain property sales. There can be no assurance that these transactions will close timely.

If the merger does not occur, we may incur payment obligations to American Financial and our stock price may decline.
If the merger agreement is terminated under specified circumstances, we would be required to pay American Financial, an amount equal to $14.0 million. The merger is subject to customary conditions to closing. If any condition to the merger is not satisfied or, if permissible, waived, the merger will not be completed. In addition, we or American Financial may terminate the merger agreement in certain specified circumstances. If we do not complete the merger, the market price of our common shares may decline to the extent that the current market prices of those shares reflect a market assumption that the merger will be completed. Gramercy has diverted significant management resources in an effort to complete the merger and is subject to restrictions contained in the merger agreement on the conduct of its business. If the merger is not completed, we will have incurred significant costs, including the diversion of management resources, for which it will have received little or no benefit.

If we are unable to successfully integrate the operations of American Financial, our business and earnings may be negatively affected.
The merger with American Financial will involve the integration of companies that have previously operated independently. Successful integration of the operations of American Financial will depend primarily on our ability to consolidate operations, system procedures, and properties, and to eliminate redundancies and costs, and on our external manager's ability to integrate personnel. The merger will also pose other risks commonly associated with similar transactions, including unanticipated liabilities, unexpected costs and the diversion of management's attention to the integration of the operations of American Financial. We cannot ensure that we will be able to integrate American Financial's operations without encountering difficulties, including, but not limited to, the loss of key employees, the disruption of its respective ongoing businesses or possible inconsistencies in standards, controls, procedures and policies. Estimated cost savings are projected to come from various areas that we have identified through the due diligence and integration planning process. If we have difficulties with any of these integrations, we might not achieve the economic benefits we expect to result from the merger, and this may hurt our business and earnings. In addition, we may experience greater than expected costs or difficulties relating to the integration of the business of American Financial and/or may not realize expected cost savings from the merger.

The market price of our common stock after the merger may be affected by factors different from those affecting our common stock currently.
Our business and American Financial's business are different, and accordingly, the results of operations and the market price of our common stock may be affected by factors different from those currently affecting the results of operations and the market price of our common stock.

A significant portion of American Financial's properties are leased to financial institutions, making us more economically vulnerable in the event of a downturn in the banking industry after the completion of the merger.
Upon the closing of the merger, we expect that a significant portion of our revenue will be derived from net leases to financial institutions. Individual banks, as well as the banking industry in general, may be adversely affected by negative economic and market conditions throughout the United States or in the local economies in which regional or community banks operate, including negative conditions caused by the recent disruptions in the financial markets. In addition, changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, may have an adverse impact on banks' loan portfolios and allowances for loan losses. As a result, we may experience higher rates of lease default or terminations in the event of a downturn in the banking industry than we would if our tenant base was more diversified.

The portfolio we will acquire in connection with the merger of American Financial includes certain tenants

that represent a significant portion of the revenues generated by such portfolio and failure of these tenants to perform their obligations or renew their leases upon expiration may adversely affect our cash flow and ability to pay distributions to our stockholders.

As of December 31, 2007, Bank of America, N.A. and Wachovia Bank, N.A. represented approximately 36% and 15%, respectively, of the rental income of American Financial's portfolio and occupied approximately 43% and 19%, respectively, of American Financial's total rentable square feet. We will acquire the leases with Bank of America, N.A. and Wachovia Bank, N.A. upon the closing of the merger. After the completion of the merger, we expect that Bank of America, N.A. and Wachovia Bank, N.A. will represent a significant portion of our portfolio's rental income and total rentable square feet. The default, financial distress or insolvency of Bank of America, N.A. or Wachovia Bank, N.A., or the failure of any of these parties to renew their leases with us upon expiration, could cause interruptions in the receipt of lease revenue from these tenants and/or result in vacancies, which would reduce our revenue and increase operating costs until the affected properties are leased, and could decrease the ultimate value of the affected properties upon sale. We may be unable to lease the vacant property at a comparable lease rate or at all, which could have a material adverse impact on our operating results and financial condition as well as our ability to make distributions to our stockholders.

Rising operating expenses relating to the properties we will acquire in connection with the merger of American Financial could reduce our cash flow and funds available for future distributions.

The properties we will acquire in connection with the merger of American Financial are subject to operating risks common to real estate in general, any or all of which may negatively affect us. If the properties do not generate revenue sufficient to meet operating expenses, including debt service, tenant improvements, leasing commissions and other capital expenditures, we may have to borrow additional amounts to cover these expenses. This could harm our cash flow and ability to make distributions to our stockholders.

The use of our available liquidity to finance our acquisition of American Financial could affect our ability to make investments consistent with our investment objective.

We will utilize a significant amount of our available liquidity to finance our acquisition of American Financial. In addition, we cannot be certain that sufficient funding or capital will be available to us after completion of the merger on terms that are acceptable to us. If we cannot obtain sufficient funding on acceptable terms after completion of the merger, we may not be able to finance our existing portfolio or new investments in a manner that will generate attractive, risk-adjusted returns. Our failure to accomplish this would materially and adversely affect us.

We will use a significant amount of short-term debt to finance our acquisition of American Financial, which may subject us to an increased risk of loss.

We will use a significant amount of short-term debt to finance our acquisition of American Financial. Our ability to repay such debt at maturity may depend on our ability to refinance all or a portion of such debt. Our ability to refinance such debt will be affected by several factors, including the level of available interest rates at the time, the value of the related collateral and our equity in such collateral, our financial condition, the tax laws and general economic conditions at the time. A high interest rate environment may make it more difficult for us to accomplish a refinancing and may lead to default and foreclosure on certain of our assets.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. You can identify forward-looking statements by the use of forward-looking expressions such as "may," "will," "should," "expect," "believe," "anticipate," "estimate," "intend," "plan," "project," "continue," or any negative or other variations on such expressions. Forward-looking statements include information concerning possible or assumed future results of our operations, including any forecasts, projections, plans and objectives for future operations. Although we believe that our plans, intentions and expectations as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions or expectations will be achieved. We have listed below some important risks, uncertainties and contingencies which could cause our actual results, performance or achievements to be materially different from the forward-looking statements we make in this report. These risks, uncertainties and contingencies include, but are not limited to, the following:

- the success or failure of our efforts to implement our current business strategy;
- economic conditions generally and in the commercial finance and real estate markets specifically;
- the performance and financial condition of borrowers and corporate customers;
- the actions of our competitors and our ability to respond to those actions;
- the cost of our capital, which depends in part on our asset quality, the nature of our relationships with our lenders and other capital providers, our business prospects and outlook and general market conditions;

- the availability, terms and deployment of short-term and long-term capital;
- availability of qualified personnel;
- availability of investment opportunities on real estate-related and other securities;
- the adequacy of our cash reserves and working capital;
- unanticipated increases in financing and other costs, including a rise in interest rates;
- the timing of cash flows, if any, from our investments;
- risks of structured finance investments;
- changes in governmental regulations, tax rates and similar matters;
- legislative and regulatory changes (including changes to laws governing the taxation of REITs or the exemptions from registration as an investment company);
- environmental and/or safety requirements;
- our ability to satisfy complex rules in order for us to qualify as a REIT, for federal income tax purposes and qualify for our exemption under the Investment Company Act, our operating partnership's ability to satisfy the rules in order for it to qualify as a partnership for federal income tax purposes, and the ability of certain of our subsidiaries to qualify as REITs and certain of our subsidiaries to qualify as taxable REIT subsidiaries for federal income tax purposes, and our ability and the ability of our subsidiaries to operate effectively within the limitations imposed by these rules;
- GKK Manager LLC remaining as our manager;
- competition with other companies;
- the continuing threat of terrorist attacks on the national, regional and local economies;
- certain factors relating to our acquisition of American Financial including, but not limited to, the satisfaction of closing conditions to the transaction, the timing of the completion of the merger, the ability to integrate American Financial's business and to achieve expected synergies, operating efficiencies and other benefits, or within expected cost projections, and to preserve the goodwill of the acquired business, and the amount of expenses and other liabilities incurred or accrued between the date of the signing of the merger agreement and date of closing of the merger; and
- other factors discussed under Item IA Risk Factors of this Annual Report on Form 10-K.

We assume no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise. In evaluating forward-looking statements, you should consider these risks and uncertainties, together with the other risks described from time to time in our reports and documents which are filed with the SEC, and you should not place undue reliance on those statements.

The risks included here are not exhaustive. Other sections of this report may include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

ITEM 1B. UNRESOLVED STAFF COMMENTS

As of December 31, 2007, we did not have any unresolved comments with the Staff of the SEC.

ITEM 2. PROPERTIES

Our corporate offices are located in midtown Manhattan at 420 Lexington Avenue, New York, New York 10170. We can be contacted at (212) 297-1000. We maintain a website at *www.gramercycapitalcorp.com*.

ITEM 3. LEGAL PROCEEDINGS

As of December 31, 2007, we were not involved in any material litigation nor, to management's knowledge, is any material litigation threatened against us or our Manager.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On February 13, 2008, we held a special meeting of our stockholders for the purpose of approving the issuance of shares of our common stock in the merger with American Financial Realty Trust, or the Proposal. The total number of shares of common stock entitled to vote at the meeting was 34,842,244 shares, of which 27,768,617 shares, or 79.7 %, were present in person or by proxy. 27,633,652 shares, or approximately 79.3%, voted for the Proposal, 102,525 shares, or approximately 0.3%, voted against the Proposal, and 32,440 shares, or approximately 0.1%, abstained from voting.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock began trading on the New York Stock Exchange, or the NYSE, on August 2, 2004 under the symbol "GKK." On March 14. 2008, the reported closing sale price per share of common stock on the NYSE was $17.16 and there were approximately 47 holders of record of our common stock. The table below sets forth the quarterly high and low closing sales prices of our common stock on the NYSE since our initial public offering and the distributions paid by us with respect to the periods indicated.

	2007			2006		
Quarter Ended	High	Low	Dividends	High	Low	Dividends
March 31	$38.30	$28.61	$0.56	$31.15	$24.70	$0.50
June 30	$34.86	$27.10	$0.63	$27.10	$24.89	$0.51
September 30	$30.00	$20.03	$0.63	$27.40	$23.61	$0.51
December 31	$28.51	$20.03	$2.63	$26.80	$23.18	$0.56

If dividends are declared in a quarter, those dividends will be paid during the subsequent quarter. We expect to continue our policy of generally distributing 100% of our taxable income through regular cash dividends on a quarterly basis, although there is no assurance as to future dividends because they depend on future earnings, capital requirements and financial condition. See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations — Dividends" for additional information regarding our dividends.

For the year ended December 31, 2007, we declared dividends of $2.45 per share, of which $2.00 represented distributions of taxable earnings and profits and $2.45 represented a capital gain distribution. All distributions for the year ended December 31, 2006 represented distributions of taxable earnings. We declared a quarterly dividend of $0.63 per share and a special one-time cash dividend of $2.00, both payable on January 15, 2008, for stockholders of record of our common stock on December 31, 2007. Pursuant to our merger agreement with American Financial, American Financial's shareholders will be entitled to additional merger consideration of $0.2419 per common share, which represents their *pro rata* share of the special dividend.

The following table summarizes information, as of December 31, 2007, relating to our equity compensation plans pursuant to which shares of our common stock or other equity securities may be granted from time to time.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders[1]	1,428,169	$22.82	1,146,181
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	1,428,169	$22.82	1,146,181

(1) Includes information related to our 2004 Equity Incentive Plan.

SALE OF UNREGISTERED SECURITIES

In December, 2004, we sold 5,500,000 shares of common stock, at a price of $17.27 per share, through a private placement exempt from registration pursuant to Section 4(2) of the Securities Act. We subsequently registered the resale of these shares under the Securities Act in August 2005. A total of 4,225,000 shares were sold to various institutional investors and an additional 1,275,000 were sold to SL Green Operating Partnership, L.P., an affiliate of SL Green Realty Corp., pursuant to its contractual right to choose to maintain up to a 25% ownership interest in the outstanding shares of our common stock. On December 31, 2004, 2,000,000 shares sold in the offering were issued. The remaining 3,500,000 shares were issued on January 3, 2005. The net proceeds from the offering (approximately $93.7 million) were used to fund additional investments, repay borrowings and for general corporate purposes. We did not use an underwriter; however, our Manager arranged the transaction and received a fee of $1.0 million.

In November 2007, we sold, through a private placement pursuant to Section 4(2) of the Securities Act, 3,809,524 shares of our common stock at a price of $26.25 per share to an affiliate of Morgan Stanley Real Estate Special Situations Fund III, a global diversified fund managed by Morgan Stanley Real Estate, raising gross proceeds of approximately $100 million. Subsequent to this private placement, SL Green Operating Partnership, L.P.'s ownership percentage was approximately 22% of the outstanding shares of our common stock.

ITEM 6. SELECTED FINANCIAL DATA

The following tables set forth our selected financial data and should be read in conjunction with our Financial Statements and notes thereto included in Item 8, "Financial Statements and Supplementary Data" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Form 10-K.

OPERATING DATA

(IN THOUSANDS, EXCEPT PER SHARE DATA)	For the Year ended December 31, 2007	For the Year ended December 31, 2006	For the Year ended December 31, 2005	For the Period April 12, 2004 (formation) through December 31, 2004
Total revenues	$327,285	$198,215	$88,085	$ 7,151
Interest expense	177,611	98,299	33,771	1,463
Management fees	22,671	16,668	9,600	1,965
Incentive fee	32,235	7,609	2,276	—
Depreciation and amortization	4,623	1,582	672	38
Marketing, general and administrative	13,557	11,957	6,976	1,358
Provision for possible loan losses	9,398	1,430	1,030	—
Total expenses	260,095	137,545	54,325	4,824
Income before equity in net income (loss) of unconsolidated joint ventures and provision for taxes	67,190	60,670	33,760	2,327
Equity in net income (loss) of unconsolidated joint ventures	3,513	(2,960)	(1,489)	—
Income before provision for taxes, gain on sale of unconsolidated joint venture interests and GKK formation costs	70,703	57,710	32,271	2,327
Gain from sale of unconsolidated joint venture interest	92,235	—	—	—
Provision for taxes	(1,341)	(1,808)	(900)	—
GKK formation costs	—	—	—	(275)
Net income	161,597	55,902	31,371	2,052
Preferred stock dividends	(6,567)	—	—	—
Net income available to common stockholders	$155,030	$ 55,902	$31,371	$ 2,052
Net income per common share — Basic	$ 5.54	$ 2.26	$ 1.57	$ 0.15
Net income per common share — Diluted	$ 5.28	$ 2.15	$ 1.51	$ 0.15
Cash dividends declared per common share	$ 4.45	$ 2.08	$ 1.495	$ 0.15
Basic weighted average common shares outstanding	27,968	24,722	20,027	13,348
Diluted weighted average common shares and common share equivalents outstanding	29,379	26,009	20,781	13,411

BALANCE SHEET DATA

(IN THOUSANDS)	2007	2006	2005	2004
				Year Ended December 31,
Loans and other lending investments, net	$2,441,747	$2,144,151	$1,163,745	$395,717
Commercial mortgage backed securities	791,983	—	—	10,898
Loans held for sale, net	194,998	42,733	42,000	—
Commercial real estate, net	184,121	99,821	51,173	—
Investment in unconsolidated joint ventures	49,440	57,567	58,040	—
Total assets	4,205,078	2,766,113	1,469,810	514,047
Collateralized debt obligations	2,735,145	1,714,250	810,500	—
Repurchase agreements	200,197	277,412	117,366	238,885
Credit facilities	—	15,000	—	—
Mortgage note payable	153,624	94,525	41,000	—
Junior subordinated deferrable interest debentures held by trusts that issued trust preferred securities	150,000	150,000	100,000	—
Total liabilities	3,456,343	2,305,453	1,097,406	245,088
Stockholders' equity	748,735	460,660	372,404	268,959

OTHER DATA

(IN THOUSANDS)	For the year ended December 31, 2007	For the year ended December 31, 2006	For the Year ended December 31, 2005	For the Period April 12, 2004 (formation) through December 31, 2004
Funds from operations[1]	$ 89,056	$ 64,027	$ 36,490	$ 2,052
Cash flows provided by operating activities	$ 59,574	$ 154,707	$ 2,160	$ 1,145
Cash flows used in investing activities	$(1,229,382)	$(1,149,526)	$(868,101)	$(407,056)
Cash flows provided by financing activities	$ 1,443,620	$ 943,557	$ 897,423	$ 444,805

(1) We present FFO because we consider it an important supplemental measure of our operating performance and believe that it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITS. We also use FFO for the calculation of the incentive fee payable to the holders of Class B limited partner interests in our Operating Partnership and as one of several criteria to determine performance-based incentive compensation for members of our senior management, which may be payable in cash or equity awards. The revised White Paper on FFO approved by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT, in April 2002 defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from items which are not a recurring part of our business, such as debt restructurings, and sales of properties, plus real estate-related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. We consider gains and losses on the sales of debt investments and real estate investments including tenancy-in-common investments to be a normal part of our recurring operations and therefore include such gains and losses when arriving at FFO. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP), as an indication of our financial performance, or to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it entirely indicative of funds available to fund our cash needs, including our ability to make cash distributions. Our calculation of FFO may be different from the calculation used by other companies and, therefore, comparability may be limited.

A reconciliation of FFO to net income computed in accordance with GAAP is provided under the heading of "Management's Discussion and Analysis of Financial Condition and Results of Operations — Funds From Operations."

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Amounts in Thousands, Except for Share and Per Share Amounts)

OVERVIEW

Gramercy Capital Corp. (the "Company" or "Gramercy") is a commercial real estate specialty finance company that focuses on the direct origination and acquisition of whole loans, subordinate interests in whole loans, mezzanine loans, bridge loans, distressed debt, preferred equity, and net lease investments involving commercial properties throughout the United States. We have also established a real estate securities business that focuses on the acquisition, trading and financing of commercial mortgage backed securities, or CMBS, and other real estate related securities. When evaluating transactions, we assess our risk-adjusted return and target transactions with yields that seek to provide excess returns for the risks being taken. We have elected to be taxed as a real estate investment trust, or REIT, under the Internal Revenue Code and generally will not be subject to federal income taxes to the extent we distribute our income to our stockholders. We have in the past established, and may in the future establish taxable REIT subsidiaries, or TRSs, to effect various taxable transactions. Those TRSs would incur federal, state and local taxes on the taxable income from their activities. Unless the context requires otherwise, all references to "we," "our" and "us" mean Gramercy Capital Corp.

In each financing transaction we undertake, we seek to control as much of the capital structure as possible in order to be able to identify and retain that portion that provides the best risk-adjusted returns. This is generally achieved through the direct origination of whole loans, the ownership of which permits a wide variety of financing, syndication, and securitization executions to achieve excess returns. By providing a single source of financing for developers and sponsors, we streamline the lending process, provide greater certainty for borrowers, and retain the high yield debt instruments that we manufacture. By originating, rather than buying, whole loans, subordinate interests in whole loans, mezzanine debt and preferred equity, we strive to deliver superior returns to our stockholders.

Since our inception, we have completed transactions in a variety of markets and secured by a variety of property types. Until recently, the market for commercial real estate debt exhibited high relative returns and significant inflows of capital. Commercial real estate debt has continued to demonstrate low rates of default in comparison with historical levels. However, this may change as the credit markets become increasingly illiquid, or as the economy slows. Consequently, the market for debt instruments had for several years until recently evidenced declining yields and more flexible credit standards and loan structures. In particular, "conduit" originators who packaged whole loans for resale to investors drove debt yields lower while maintaining substantial liquidity because of the then-strong demand for the resulting securities. Because of reduced profits in the most liquid sectors of the mortgage finance business, several large institutions began originating large bridge loans for the purpose of generating interest income, rather than the typical focus on trading profits. In response to those developments, we have focused on areas where we have comparative advantages rather than competing for product merely on the basis of yield or structure. This has particularly included whole loan origination in markets and transactions where we have an advantage due to (i) knowledge or relationships we have, (ii) knowledge or relationships of our largest stockholder, SL Green, and (iii) where we have an ability to better assess and manage risks over time. When considering investment opportunities in secondary market transactions in tranched debt, we often avoid first loss risk in larger transactions due to the high recent valuations of the underlying real estate relative to historic valuation levels. Because of the significant increase in the value of institutional quality assets relative to historic norms, we focus on positions in which a property sale or conventional refinancing at loan maturity would provide for a complete return of our investment.

We have carefully managed our exposure to interest rate changes that could affect our liquidity. We generally match our assets and liabilities in terms of base interest rate (generally one-month LIBOR) and, to the extent possible, expected duration. We have raised liabilities and equity in several different capital markets to improve the diversity of our funding sources, maintain liquidity, and achieve our match-funding objectives. We have been active in the equity and debt markets since 2004 to take advantage of cost effective sources of capital, maintain liquidity and attractively finance our business. We raised $95,000 of additional equity in December, 2004, and January, 2005, to reduce our outstanding indebtedness and maintain sufficient liquidity for our investment portfolio. In September, 2005, we sold 3,833,333 shares of common stock resulting in net proceeds of approximately $97,830, in May, 2006, we sold 3,000,000 shares of common stock resulting in net proceeds of approximately $80,000, and in September, 2007, we sold 4,825,000 shares of common stock for net proceeds of approximately $124,451. In April, 2007, we sold 4,600,000 shares of our 8.125% Series A cumulative redeemable preferred stock, resulting in net proceeds of approximately $111,205. In November, 2007, we sold, through a private placement pursuant to Section 4(2) of the Securities Act, 3,809,524 shares of common stock at a price of $26.25 per share to an affiliate of Morgan Stanley Real Estate Special Situations Fund III, a global diversified fund managed by Morgan Stanley Real Estate, raising proceeds of approximately $100,000. The proceeds of these offerings were used to fund loan acquisitions and originations, repay outstanding principal amounts under our repurchase facilities or unsecured revolving credit facilities, and for general corporate purposes. We have also sold a total of $150,000 of trust preferred securities in three $50,000 issuances in May and August, 2005, and January, 2006, through wholly-owned subsidiaries of our Operating Partnership with 30 year terms. The securities issued in May, 2005, bear interest at a fixed rate of 7.57% for the first ten years ending, the securities issued in August, 2005, bear interest at a fixed rate of 7.75% for the first ten years and the securities issued in January 2006 bear interest at a fixed rate of 7.65% for the first ten years. After the first ten years, the 2005 issuances bear interest at three-month LIBOR plus 300 basis points while the 2006 issuance bears interest at three-month LIBOR plus 270 basis points. The proceeds from the issuances of the trust preferred securities were used to fund existing and future investment opportunities. In July, 2005, we closed our first $1,000,000 CDO which extended the term of our liabilities and reduced our overall cost of funds with respect to debt investments financed by the CDO and previously financed by our repurchase agreements, to approximately 49 basis points over LIBOR, excluding transaction costs. Our second $1,000,000 CDO was closed in August, 2006, at a weighted average interest spread of approximately 37 basis points over LIBOR, excluding transaction costs. In August, 2007, we issued an additional $1,100,000 CDO with a combined weighted average rate of three-month LIBOR plus 0.46%. The proceeds of the CDOs were used to repay our repurchase facilities and to fund additional investment activities. In addition, we have an unsecured credit facility which was increased in June 2007 to $175,000 from $100,000 and its term was extended to June 2010. The facility is available for funding investments and general corporate purposes.

On November 2, 2007, we entered into a definitive merger agreement to acquire American Financial Realty Trust (NYSE: AFR), or American Financial, for approximately $3.5 billion, including the assumption of certain of American Financial's outstanding indebtedness. American Financial is a self-administered, self-managed real estate investment trust that acquires properties from, and leases properties to, regulated financial institutions, and through its operating partnership and various affiliates, owns and manages its assets primarily under long-term triple net and bond net leases with banks. The merger agreement provides that we will acquire all of American Financial's common stock for per share consideration of $5.50 in cash and 0.12096 shares of our common stock. At closing of the merger, American Financial's shareholders will also be entitled to receive (i) the regular quarterly dividend declared and paid by us in respect of the first quarter of 2008, if any, and (ii) a portion of any special dividend declared by us before closing of the merger. The merger agreement also provides that if the net proceeds received on the sales of specified properties prior to closing exceed agreed levels, an additional cash payment of half of such excess amount, if any (but no more than $0.25 per share), will be made at closing to American Financial's shareholders. The sales process is subject to various uncertainties, and no assumption should be made of any such payment. Upon closing of the merger, American Financial's shareholders are expected to own approximately 31% of Gramercy's outstanding shares.

We expect to assume approximately $1.20 billion of American Financial's outstanding debt. We have obtained a commitment letter from Goldman Sachs Mortgage Company, Citigroup Global Markets Realty Corp. and SL Green to provide debt financing for the cash component of the consideration in an amount of up to $850 million, subject to certain customary conditions. This commitment will terminate in the event that we do not complete our merger with American Financial on or prior to April 1, 2008. Further, in connection with the closing of the merger, we also expect to consummate various financings and close on the sale of various individual American Financial assets currently under contract. However there can be no assurance that any or all of these transactions will close.

Our merger with American Financial will combine the existing operating platforms of American Financial with our own to create an integrated commercial real estate finance and operating company, and will transform us from primarily a specialty finance company into a $7.6 billion diversified real estate enterprise with complementary business lines consisting of commercial real estate finance and net lease property investments. Upon the closing of the merger, we expect to own approximately 27 million square feet of commercial real estate in 37 states to add to our current investment portfolio. The acquisition is expected to be completed on or about March 31, 2008, but is subject to customary closing conditions. The stockholders of both Gramercy and American Financial approved the merger on February 13, 2008.

During 2007, the global capital markets experienced unprecedented volatility, resulting in dramatic changes in credit spreads, prices of financial assets, liquidity and the availability and cost of debt and equity capital. The impact has been most severe in the single-family residential real estate mortgage markets in the United States, but has more recently affected the commercial real estate debt markets in which we invest. In particular, subsequent to the issuance of our third CDO in August 2007, the commercial real estate securitizations markets have experienced severe declines in transaction activity, reductions in short-term and long-term liquidity, and widening credit spreads. We have historically relied on the securitization markets as a source of efficient match-funded financing structures for our growing portfolio of commercial real estate loans and commercial mortgage backed securities. Currently, the new issue market for structured finance transactions including commercial real estate CDOs is dormant. This capital markets environment has led to increased cost of funds and reduced availability of efficient debt capital, factors which have caused us to reduce our investment activity. These conditions have also adversely impacted the ability of commercial property owners to service their debt and refinance their loans as they mature. We believe our investing businesses will ultimately benefit from a market environment where assets are priced and structured more conservatively.

As of December 31, 2007, we held loans, other lending investments and CMBS of $3,428,728, net of fees, discounts, and unfunded commitments with an average spread to LIBOR of 397 basis points for our floating rate investments, and an average yield of 7.02% for. our fixed rate investments. As of December 31, 2007, we also held interests in three credit tenant net lease investments, or CTL investments, two interests in fee positions on properties subject to long-term ground leases and a 100% fee interest in a property subject to a long-term ground lease.

The aggregate carrying values, allocated by product type and weighted average coupons of our loans, other lending investments and CMBS as of December 31, 2007 and December 31, 2006 were as follows:

	Carrying Value[(1)]		Allocation by Investment Type		Fixed Rate: Average Yield		Floating Rate: Average Spread over LIBOR[(2)]	
	2007	2006	2007	2006	2007	2006	2007	2006
Whole loans, floating rate	$1,594,338	$1,372,316	60%	63%	—	—	332 bps	327 bps
Whole loans, fixed rate	204,192	42,376	8%	2%	7.79%	11.69%	—	—
Subordinate interests in whole loans, floating rate	146,901	236,308	6%	11%	—	—	447 bps	445 bps
Subordinate interests in whole loans, fixed rate	61,890	48,769	2%	2%	8.78%	8.54%	—	—
Mezzanine loans, floating rate	413,813	226,675	16%	10%	—	—	607 bps	665 bps
Mezzanine loans, fixed rate	203,753	216,216	8%	10%	8.91%	9.92%	—	—
Preferred equity, fixed rate	11,858	44,224	—	2%	10.09%	10.68%	—	—
Subtotal/ Weighted average	$2,636,745	$2,186,884	100%	100%	8.45%	10.04%	395 bps	384 bps
Real Estate Securities, floating rate	23,817	—	3%	—	—	—	593 bps	—
Real Estate Securities, fixed rate	768,166	—	97%	—	6.13%	—	—	—
Subtotal/ Weighted average	791,983	—	100%	—	6.13%	—	593 bps	—
Total	$3,428,728	$2,186,884	100%	100%	7.02%	10.04%	397 bps	384 bps

(1) Loans, other lending investments and CMBS are presented after scheduled amortization payments and prepayments, and are net of unamortized fees, discounts, asset sales, unfunded commitments, reserves for possible loan losses, and other adjustments.

(2) Spreads over an index other than LIBOR have been adjusted to a LIBOR based equivalent.

The following discussion related to our consolidated financial statements should be read in conjunction with the financial statements appearing in Item 8 of this Annual Report on Form10-K.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, known as GAAP. These accounting principles require us to make some complex and subjective decisions and assessments. Our most critical accounting policies involve decisions and assessments, which could significantly affect our reported assets, liabilities and contingencies, as well as our reported revenues and expenses. We believe that all of the decisions and assessments upon which our financial statements are based were reasonable at the time made based upon information available to us at that time. We evaluate these decisions and assessments on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions. We have identified our most critical accounting policies to be the following:

VARIABLE INTEREST ENTITIES

Our ownership of the subordinated classes of CMBS from a single issuer may provide us with the right to control the foreclosure/workout process on the underlying loans. There are certain exceptions to the scope of FIN 46R, one of which provides that an investor that holds a variable interest in a qualifying special-purpose entity, or QSPE, does not consolidate that entity unless the investor has the unilateral ability to cause the entity to liquidate. FASB Statement of Financial Accounting Standards No. 140, or SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," provides the requirements for an entity to qualify as a QSPE. To maintain the QSPE exception, the special-purpose entity must initially meet the QSPE criteria and must continue to satisfy such criteria in subsequent periods. A special-purpose entity's QSPE status can be affected in future periods by activities by its transferors or other involved parties, including the manner in which certain servicing activities are performed. To the extent that our CMBS investments were issued by a special-purpose entity that meets the QSPE requirements, we record those investments at the purchase price paid. To the extent the underlying special-purpose entities do not satisfy the QSPE requirements, we follow the guidance set forth in FIN 46R as the special-purpose entities would be determined to be VIEs.

We have analyzed the pooling and servicing agreements governing each of our controlling class CMBS investments and we believe that the terms of those agreements conform to industry standards and are consistent with the QSPE criteria. However, there is uncertainty with respect to QSPE treatment due to ongoing review by accounting standard setters, potential actions by various parties involved with the QSPE (discussed in the paragraph above), as well as varying and evolving interpretations of the QSPE criteria under SFAS 140. Additionally, the standard setters continue to review the FIN 46R provisions related to the computations used to determine the primary beneficiary of a VIE.

At December 31, 2007, we owned securities of three controlling class CMBS trusts with a carrying value of $38,007. The total par amounts of CMBS issued by the three CMBS trusts was $921,654. Using the fair value approach to calculate expected losses or residual returns, we have concluded that we would not be the primary beneficiary of any of the underlying special-purpose entities. At December 31, 2007, our maximum exposure to loss as a result of our investment in these QSPEs totaled $38,007, which equals the book value of these investments as of December 31, 2007.

The financing structures that we offer to the borrowers on certain of our real estate loans involve the creation of entities that could be deemed VIEs and therefore, could be subject to FIN 46R. Our management has evaluated these entities and has concluded that none of such entities are VIEs that are subject to the consolidation rules of FIN 46R.

LOANS AND INVESTMENTS AND LOANS HELD FOR SALE

Loans held for investment are intended to be held to maturity and, accordingly, are carried at cost, net of unamortized loan origination fees, discounts, repayments, sales of partial interests in loans, and unfunded commitments unless such loan or investment is deemed to be impaired. Loans held for sale are carried at the lower of cost or market value using available market information obtained through consultation with dealers or other originators of such investments. We may originate or acquire preferred equity interests that allow us to participate in a percentage of the underlying property's cash flows from operations and proceeds from a sale or refinancing. Should we make such a preferred equity investment, we must determine whether that investment should be accounted for as a loan, joint venture or as an interest in real estate.

COMMERCIAL MORTGAGE BACKED SECURITIES

We designate our CMBS investments pursuant to FASB Statement of Financial Accounting Standards No. 115, or SFAS 115, on the date of acquisition of the investment. Held to maturity investments are stated at cost plus the amortization of any premiums or discounts and any premiums or discounts are amortized through the consolidated statements of income using the level yield method. CMBS securities that we do not hold for the purpose of selling them in the near-term, but may dispose of prior to maturity, are designated as available-for-sale and are carried at estimated fair value with the net unrealized gains or losses recorded as a component of accumulated other comprehensive income (loss) in stockholders equity. Unrealized losses on securities that in the judgment of management are other than temporary are charged against earnings as a loss on the income statement. In November, 2007, subsequent to financing our CMBS investments in our CDOs, we redesignated all of our available for sale CMBS investments, with a book value of approximately $43.6 million, to held to maturity. As of December 31, 2007, the unrealized loss on the redesignated CMBS investments included in other comprehensive income was $5,575.

We account for CMBS (other than those of high credit quality or sufficiently collateralized to ensure that the possibility of credit loss is remote) under Emerging Issues Task Force 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets," or EITF 99-20. Accordingly, on a quarterly basis, when significant changes in estimated cash flows from the cash flows previously estimated occur due to actual prepayment and credit loss experience, and the present value of the revised cash flow is less then the present value previously estimated, an other than temporary impairment is deemed to have occurred. The security is written down to fair value with the resulting change against earnings and a new cost basis is established. We calculate a revised yield based on the current amortized cost of the investment (including any other-than-temporary impairments recognized to date) and the revised yield is then applied prospectively to recognize interest income.

We determine the fair value of CMBS based on the types of securities in which we have invested. For liquid, investment-grade securities, we consult with dealers of such securities to periodically obtain updated market pricing for the same or similar instruments. For non-investment grade securities, we actively monitor the performance of the underlying properties and loans and update our pricing model to reflect changes in projected cash flows. The value of the securities is derived by applying discount rates to such cash flows based on current market yields. The yields employed are obtained from our own experience in the market, advice from dealers and/or information obtained in consultation with other investors in similar instruments. Because fair value estimates may vary to some degree, we must make certain judgments and assumptions about the appropriate price to use to calculate the fair values for financial reporting purposes. Different judgments and assumptions could result in different presentations of value.

In accordance with SFAS 115, when the estimated fair value of the security classified as available-for-sale has been below amortized cost for a significant period of time and we conclude that we no longer have the ability or intent to hold the security for the period of time over which we expect the values to recover to amortized cost, the investment is written down to its fair value, and this loss is realized and charged against earnings. The determination of other than temporary impairment is a subjective process, and different judgments and assumptions could affect the timing of loss realization. At December 31, 2007, we had no CMBS classified as available-for-sale.

We evaluate our CMBS investments to determine if there has been an other-than-temporary impairment. Certain of our CMBS investments have an unrealized loss as the carrying value is in excess of the market value. These unrealized losses are primarily the result of market factors other than credit impairment which is generally indicated by significant change in estimated cash flows from the cash flows previously estimated due to actual prepayments and credit loss experience. All of our CMBS investments have been in a continuous loss position for less than 12 months. We believe the carrying value of the securities are fully recoverable over their expected holding period. We possess both the intent and the ability to hold the securities until we have recovered the amortized costs. Accordingly, we do not believe any of the securities are other than temporarily impaired. The unrealized loss on our CMBS continued subsequent to year end.

CTL INVESTMENTS

Consolidated CTL investments are recorded at cost less accumulated depreciation. Costs directly related to the acquisition of such investments are capitalized. Certain improvements are capitalized when they are determined to increase the useful life of the building. Capitalized items are depreciated using the straight-line method over the shorter of the useful lives of the capitalized item or 40 years for buildings or facilities, the remaining life of the facility for facility improvements, four to seven years for personal property and equipment, and the shorter of the remaining lease term or the expected life for tenant improvements.

Results of operations of properties acquired are included in the Statement of Income from the date of acquisition.

In accordance with FASB No. 144, or SFAS 144, "Accounting for the Impairment of Disposal of Long-Lived Assets," a property to be disposed of is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell. Once an asset is held for sale, depreciation expense and straight-line rent adjustments are no longer recorded and historic results are reclassified as Discontinued Operations.

In accordance with FASB No. 141, or SFAS 141, "Business Combinations," we allocate the purchase price of real estate to land and building and, if determined to be material, intangibles, such as the value of above- below- and at-market leases and origination costs associated with the in-place leases. We depreciate the amount allocated to building and other intangible assets over their estimated useful lives, which generally range from three to 40 years. The values of the above- and below-market leases are amortized and recorded as either an increase (in the case of below-market leases) or a decrease (in the case of above-market leases) to rental income over the remaining term of the associated lease. The value associated with in-place leases and tenant relationships are amortized over the expected term of the relationship, which includes an estimated probability of the lease renewal, and its estimated term. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balance of the related intangible will be written off. The tenant improvements and origination costs are amortized as an expense over the remaining life of the lease (or charged against earnings if the lease is terminated prior to its contractual expiration date). We assess fair value of the leases based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends, and market/economic conditions that may affect the property.

INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES

We account for our investments in unconsolidated joint ventures under the equity method of accounting since we exercise significant influence, but do not unilaterally control, the entities and are not considered to be the primary beneficiary under FIN 46. In the joint ventures, the rights of the other investor are protective and participating. Unless we are determined to be the primary beneficiary, these rights preclude us from consolidating the investments. The investments are recorded initially at cost as an investment in unconsolidated joint ventures, and subsequently are adjusted for equity in net income (loss) and cash contributions and distributions. Any difference between the carrying amount of the investments on our balance sheet and the underlying equity in net assets is amortized as an adjustment to equity in net income (loss) of unconsolidated joint ventures over the lesser of the joint venture term or 40 years. None of the joint venture debt is recourse to us. As of December 31, 2007 and 2006, we had investments of $49,440 and $57,567 in unconsolidated joint ventures, respectively.

REVENUE RECOGNITION

Interest income on debt investments is recognized over the life of the investment using the effective interest method and recognized on the accrual basis. Fees received in connection with loan commitments are deferred until the loan is funded and are then recognized over the term of the loan using the effective interest method. Anticipated exit fees, whose collection is expected, are also recognized over the term of the loan as an adjustment to yield. Fees on commitments that expire unused are recognized at expiration. Fees received in exchange for the credit enhancement of another lender, either subordinate or senior to us, in the form of a guarantee are recognized over the term of that guarantee using the straight-line method.

Income recognition on loans is generally suspended at the earlier of the date on which payments become 90 days past due or when, in the opinion of our Manager, a full recovery of income and principal becomes doubtful. Income recognition is resumed when the loan becomes contractually current and performance is demonstrated to be resumed.

We designate loans as non-performing at such time as: (1) the loan becomes 90 days delinquent; or (2) the loan has a maturity default. All non-performing loans are placed on non-accrual status and income is recognized only upon actual cash receipt. At December 31, 2007, we had one non-performing loan with a carrying value of $29,058. We believe there is adequate collateral and reserves to support the carrying value of the loan. There were no non-performing loans at December 31, 2006. We classify loans as sub-performing if they are not performing in accordance with their terms, in all material respects, but they do not qualify as non-performing loans. The specific facts and circumstances of these loans may cause them to ripen into non-performing loans should certain events occur. At December 31, 2007, one first mortgage loan with a carrying value of $10,403, and one 40% participation interest in a first mortgage loan with a carrying value of $22,000, were classified as sub-performing. There were no sub-performing loans at December 31, 2006.

In some instances we may sell all or a portion of our investments to a third party. To the extent the fair value received for an investment exceeds the amortized cost of that investment and FASB Statement No. 140, or SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," criteria is met, under which control of the asset that is sold is surrendered making it a "true sale," a gain on the sale will be recorded through earnings as other income. To the extent an investment that is sold has a discount or fees, which were deferred at the time the investment was made and were being recognized over the term of the investment, the unamortized portion of the discount or fees are recognized at the time of sale and recorded as a gain on the sale of the investment through other income. For the years ended December 31, 2007, 2006 and 2005, we recognized $3,985, $5,349 and $10,474 in net gains from the sale of debt investments or commitments, respectively.

Rental revenue is recognized on a straight-line basis over the term of the lease. The excess of rents recognized over amounts contractually due pursuant to the underlying leases is included in other assets on the accompanying balance sheets. We may establish, on a current basis, an allowance against this account for future potential tenant credit losses, which may occur. The balance reflected on the balance sheet will be net of such allowance.

In addition to base rent, the tenants in our CTL investments also pay all operating costs of owned property including real estate taxes.

RESERVE FOR POSSIBLE LOAN LOSSES

Specific valuation allowances are established for possible credit losses on loans in instances where it is deemed possible that we will be unable to collect all amounts of principal and interest due according to the contractual terms of the loan. We consider the estimated value of the collateral securing the loan, and compare it to the carrying value of the loan. The estimated value of the collateral is determined by selecting the most appropriate valuation methodology, or methodologies, among several generally available and accepted in the commercial real estate industry. The determination of the most appropriate valuation methodology is based on the key characteristics of the collateral type, collateral location, quality of the sponsor, and other factors. These methodologies include the evaluation of operating cash flow from the property during the projected holding period, and the estimated sales value of the collateral computed by applying an expected capitalization rate to the stabilized net operating income of the specific property, less selling costs, all of which are discounted at market discount rates. Because the determination of estimated value is based upon projections of future economic events, which are inherently subjective, amounts ultimately realized from loans and investments may differ materially from the carrying value at the balance sheet date.

If, upon completion of the valuation, the estimated value of the underlying collateral securing the loan is less than the net carrying value of the loan, an allowance is created with a corresponding charge to the provision for possible loan losses. The allowance for each loan is maintained at a level we believe is adequate to absorb possible losses. Impairment losses are recognized as a direct write-down of the loan investment with a corresponding charge-off to the allowance. During the year ended December 31, 2007, we incurred a charge-off totaling $3,200 related to a defaulted loan which had a carrying value of $19,155 at December 31, 2007, and is recorded in other assets. There were no charge-offs for the year ended December 31, 2006. We maintained a reserve for possible loan losses of $8,658 against investments with a carrying value of $264,612 as of December 31, 2007, and a reserve for possible loan losses of $2,460 against investments with a carrying value of $131,427 as of December 31, 2006. There were no charge-offs for the year ended December 31, 2006.

STOCK BASED COMPENSATION PLANS

We have a stock-based compensation plan, described more fully in Note 14 to our Consolidated Financial Statements. We account for this plan using the fair value recognition provisions of FASB Statement 123(R), "Share-Based Payment, a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation."

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our plan has characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in our opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our stock options.

Compensation cost for stock options, if any, is recognized ratably over the vesting period of the award. Our policy is to grant options with an exercise price equal to the quoted closing market price of our stock on the business day preceding the grant date. Awards of stock or restricted stock are expensed as compensation on a current basis over the benefit period.

The fair value of each stock option granted is estimated on the date of grant for awards to co-leased employees, and quarterly for options issued to non-employees, using the Black-Scholes option pricing model with the following weighted average assumptions for grants in 2007 and 2006.

	2007	2006
Dividend yield	7.9%	8.0%
Expected life of option	5.9 years	6.7 years
Risk-free interest rate	4.32%	4.14%
Expected stock price volatility	28.0%	21.0%

INCENTIVE DISTRIBUTION (CLASS B LIMITED PARTNER INTEREST)

The Class B limited partner interests are entitled to receive an incentive return equal to 25% of the amount by which funds from operations, or FFO, plus certain accounting gains (as defined in the partnership agreement of our Operating Partnership which was amended and restated in April 2006) exceed the product of our weighted average stockholders equity (as defined in the amended and restated partnership agreement of our Operating Partnership) multiplied by 9.5% (divided by 4 to adjust for quarterly calculations). We will record any distributions on the Class B limited partner interests as an incentive distribution expense in the period when earned and when payment of such amounts has become probable and reasonably estimable in accordance with the partnership agreement. These cash distributions will reduce the amount of cash available for distribution to our common unitholders in our Operating Partnership and to common stockholders. We incurred approximately $32,235, $7,609 and $2,276 with respect to such Class B limited partner interests for the years ended December 31, 2007, 2006 and 2005, respectively.

DERIVATIVE INSTRUMENTS

In the normal course of business, we use a variety of commonly used derivative instruments that are considered conventional, or "plain vanilla" derivatives, including interest rate swaps, caps, collars and floors, to manage, or hedge, interest rate risk. We require that hedging derivative instruments be effective in reducing the interest rate risk exposure that they are designated to hedge. This effectiveness is essential for qualifying for hedge accounting. Some derivative instruments are associated with an anticipated transaction. In those cases, hedge effectiveness criteria also require that it be probable that the underlying transaction occurs. Instruments that meet these hedging criteria are formally designated as hedges at the inception of the derivative contract. We expressly prohibit the use of unconventional derivative instruments and using derivative instruments for trading or speculative purposes. Further, we have a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors.

To determine the fair value of derivative instruments, we use a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments including most derivatives, long-term investments and long-term debt, standard market conventions and techniques such as discounted cash flow analysis, option-pricing models, replacement cost, and termination cost are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

In the normal course of business, we are exposed to the effect of interest rate changes and limit these risks by following established risk management policies and procedures including the use of derivatives. To address exposure to interest rates, we use derivatives primarily to hedge the mark-to-market risk of our liabilities with respect to certain of our assets. We may also use derivatives to hedge variability in sales proceeds to be received upon the sale of loans held for sale.

FASB No. 133, or SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by FASB No. 149, requires us to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. SFAS 133 may increase or decrease reported net income and stockholders' equity prospectively, depending on future levels of LIBOR, swap spreads and other variables affecting the fair values of derivative instruments and hedged items, but will have no effect on cash flows, provided the contract is carried through to full term.

We may employ swaps, forwards or purchased options to hedge qualifying forecasted transactions. Gains and losses related to these transactions are deferred and recognized in net income as interest expense or other income in the same period or periods that the underlying transaction occurs, expires or is otherwise terminated.

All hedges held by us are deemed to be effective in meeting the hedging objectives established by our corporate policy governing interest rate risk management. The effect of our derivative instruments on our financial statements is discussed more fully in Note 17 to our Consolidated Financial Statements.

INCOME TAXES

We elected to be taxed as a REIT, under Sections 856 through 860 of the Internal Revenue Code, beginning with our taxable year ended December 31, 2004. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our ordinary taxable income to stockholders. As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and we will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distributions to stockholders. However, we believe that we will be organized and operate in such a manner as to qualify for treatment as a REIT and we intend to operate in the foreseeable future in such a manner so that we will qualify as a REIT for federal income tax purposes. We may, however, be subject to certain state and local taxes.

Our TRSs are subject to federal, state and local taxes.

RESULTS OF OPERATIONS

Comparison of the year ended December 31, 2007 to the year ended December 31, 2006

Revenues

(AMOUNTS IN THOUSANDS)	2007	2006	$ Change
Investment income	$297,712	$176,421	$121,291
Rental revenue, net	10,242	2,402	7,840
Gain on sales and other income	19,331	19,392	(61)
Total revenues	$327,285	$198,215	129,070
Equity in net income (loss) of unconsolidated joint ventures	$ 3,513	$ (2,960)	$ 6,473

Investment income is generated on our whole and bridge loans, subordinate interests in whole loans, mezzanine loans, preferred equity interests and CMBS investments. For the year ended December 31, 2007, $66,831 was earned on fixed rate investments while the remaining $230,881 was earned on floating rate investments. The increase over the prior year is due primarily to a significantly larger investment balance in 2007 versus 2006.

Rental revenue of $10,242 in 2007 was earned on 292 Madison Avenue and our TIC interest in 55 Corporate Drive, which has been held as a proportionately consolidated property since its acquisition in June 2006. Following its acquisition, 55 Corporate Drive was being redeveloped. The property was accounted for as an operating property beginning in the three months ended December 31, 2006. Rental revenue in 2007 includes the effect of adjustments for straight-line rent for 55 Corporate Drive and 292 Madison Avenue.

Gains on sales and other income of $19,331 for the year ended December 31, 2007 is primarily attributable to $3,985 in net gains from the sale of loans and securities and a gain of $3,806 on the extinguishment of debt on two of our CDO bonds. The remaining balance is primarily composed of interest on restricted cash balances in our three CDOs (only two of which were in place during the same period of 2006) and other cash balances held by us. For the year ended December 31, 2006, other income of $19,392 was comprised primarily of $7,361 in gains recorded on the sale of loans and securities, and the gain on the sale of 75% of the security interests in the entity that owns 200 Franklin Square Drive of $4,530. The remaining balance is attributable to interest earned in restricted cash balances.

The income on investments in unconsolidated joint ventures of $3,513 for the year ended December 31, 2007 represents our proportionate share of income generated by our joint venture interests including $4,802 of real estate-related depreciation and amortization, which when added back, results in a contribution to FFO of $8,315. The loss on investments in unconsolidated joint ventures of $2,960 for the year ended December 31, 2006 was generated primarily on our investment in One Madison Avenue in New York, New York. Our use of FFO as an important financial measure is discussed in more detail below. In August 2007 we sold our entire investment in the joint venture to SL Green for approximately $147.6 million and realized a gain of $92,235.

Expenses

	2007	2006	$ Change
Interest expense	$177,611	$ 98,299	$ 79,312
Management fees	22,671	16,668	6,003
Incentive fee	32,235	7,609	24,626
Depreciation and amortization	4,623	1,582	3,041
Marketing, general and administrative	13,557	11,957	1,600
Provision for possible loan loss	9,398	1,430	7,968
Provision for taxes	1,341	1,808	(467)
Total expenses	$261,436	$139,353	$122,083

Interest expense was $177,611 for the year ended December 31, 2007 compared to $98,299 for year ended December 31, 2006. Interest expense for the year ended December 31, 2007 consisted primarily of $123,669 of interest on the investment grade tranches of our three CDOs, (only two of which were in place during the same period in 2006), $22,909 of interest on borrowings on our master repurchase facilities with Wachovia and Goldman, $11,485 of expense on our three $50,000 issuances of trust preferred securities, $5,471 of interest on our unsecured revolving credit facility, $7,179 of interest on our mortgage debt, and the amortization of deferred financing costs related to our CDOs, repurchase facilities and unsecured revolving credit facility. The $98,299 of interest expense for the year ended December 31, 2006 consisted primarily of $64,445 of interest on the investment grade tranches of our two CDOs, $16,138 of interest on borrowings on our master repurchase facilities with Wachovia and Goldman, $11,086 of expense on our three $50,000 issuances of trust preferred securities.

Management fees increased to $22,671 for the year ended December 31, 2007 compared to $16,668 for the same period in 2006 due primarily to an increase in our stockholder's equity as a result of the issuance of our preferred and common stock, on which base management fees are calculated. The remaining increase is attributed to $4,629 paid or payable to our Manager on investments in our three CDOs (only one of which was in place during the entire same period in 2006) in accordance with the CDO collateral management agreements in lieu of the 0.15% fee otherwise payable to SL Green Operating Partnership, L.P. on those investments under the asset servicing agreement, higher fees paid or payable to SL Green Operating Partnership, L.P. under our outsource agreement and asset servicing agreement due to the increase in our investment balances, and the scheduled 3% annual increase in the fee payable under our outsource agreement.

We recorded an incentive fee expense of $32,235 during the year ended December 31, 2007 in accordance with requirements of the partnership agreement of our Operating Partnership which entitles owners of Class B limited partner interests in our Operating Partnership to an incentive return equal to 25% of the amount by which FFO plus certain accounting gains (as defined in the partnership agreement of our Operating Partnership) exceed the product of our weighted average stockholders equity (as defined in the partnership agreement of our Operating Partnership) multiplied by 9.5% (divided by four to adjust for quarterly calculations). Approximately $18,994 of incentive fees for the year ended December 31, 2007 was related to the sale of our joint venture interest in One Madison Avenue to SL Green.

The increase in marketing, general and administrative expenses to $13,557 for the year ended December 31, 2007 versus the same period in 2006 was due primarily to higher equity and equity-related compensation, which is, in most cases, directly linked to the performance of our company, and an increase in professional fees, insurance and general overhead costs.

Comparison of the year ended December 31, 2006 to the year ended December 31, 2005

Revenues

	2006	2005	$ Change
Investment income	$176,421	$ 73,302	$103,119
Rental revenue, net	2,402	1,219	1,183
Gain on sales and other income	19,392	13,564	5,828
Total revenues	$198,215	$ 88,085	$110,130
Equity in net loss of unconsolidated joint ventures	$ (2,960)	$ (1,489)	$ (1,471)

Investment income is generated on our whole and bridge loans, subordinate interests in whole loans, mezzanine loans, preferred equity interests and CMBS investments. For the year ended December 31, 2006, $24,236 was earned on fixed rate investments while the remaining $152,185 was earned on floating rate investments. The increase over the prior year is due primarily to a significantly larger investment balance in 2006 versus 2005.

Rental revenue of $2,402 in 2006 was earned on 200 Franklin Square Drive, which was held as a consolidated operating property for the three months ended March 31, 2006, and on our TIC interest in 55 Corporate Drive, which has been held as a proportionately consolidated property since its acquisition in June 2006. Following its acquisition, 55 Corporate Drive was being redeveloped. The property was accounted for as an operating property beginning in the three months ended December 31, 2006. Rental revenue in 2006 includes the effect of adjustments for straight-line rent and FASB 141 adjustments for below-market leases for 55 Corporate Drive. Rental revenue of $1,219 in 2005 was earned on only 200 Franklin Square Drive.

Other income of $19,392 for the year ended December 31, 2006 is comprised primarily of gains recorded on the sale of loans and securities of $7,361, and the gain on the sale of 75% of the security interests in the entity that owns 200 Franklin Square Drive of $4,530. The remaining increase over the prior year is primarily attributable to interest on restricted cash balances in our two CDOs (only one of which was in place in the same period of 2005) and other cash balances held by us. For the year ended December 31, 2005, other income of $13,564 was comprised primarily of income recorded on the sale of loans of $7,997.

The loss on investments in unconsolidated joint ventures of $2,960 for the year ended December 31, 2006 represents our proportionate share of the losses generated by our joint venture interests including $7,753 of real estate-related depreciation and amortization, which when added back, results in a contribution to FFO of $4,793. The loss on investments in unconsolidated joint venture of $1,489 for the year ended December 31, 2005 was generated primarily on our investment in One Madison Avenue in New York, New York. Our use of FFO as an important financial measure is discussed in more detail below.

Expenses

	2006	2005	$ Change
Interest expense	$98,299	$33,771	$64,528
Management fees	16,668	9,600	7,068
Incentive fee	7,609	2,276	5,333
Depreciation and amortization	1,582	672	910
Marketing, general and administrative	11,957	6,976	4,981
Provision for loan loss	1,430	1,030	400
Provision for taxes	1,808	900	908
Total expenses	$139,353	$55,225	$84,128

Interest expense was $98,299 for the year ended December 31, 2006 compared to $33,771 for the year ended December 31, 2005. Interest expense for the year ended December 31, 2006 consisted primarily of $64,445 of interest on the investment grade tranches of our two CDOs (only one of which was in place during the same period in 2005), $16,138 of interest on borrowings on our master repurchase facilities with Wachovia and Goldman, $11,086 of expense on our three $50,000 issuances of trust preferred securities, and the amortization of deferred financing costs related to our CDOs, repurchase facilities and unsecured revolving credit facility. The $33,771 of interest expense during the same period in 2005 was comprised primarily of $17,429 of interest on the investment grade tranches of our first CDO, $11,756 of interest on borrowings on our master repurchase facilities with Wachovia and Goldman and $3,838 of interest expense incurred against only two $50,000 issuances of trust preferred securities.

Management fees increased $7,068 for the year ended December 31, 2006 to $16,668 versus $9,600 for the same period in 2005 due primarily to an increase in our stockholder's equity as a result of additional issuances of common equity and the issuance of $150,000 of trust preferred securities, on which base management fees are calculated. The remaining increase is comprised of $2,868 paid or payable to our Manager on investments in our two CDOs (only one of which was in place during the same period in 2005) in accordance with the CDO collateral management agreements in lieu of the 0.15% fee otherwise payable to SL Green Operating Partnership, L.P. on those investments under the asset servicing agreement, higher fees paid or payable to SL Green Operating Partnership, L.P. under our outsource and servicing agreements due to the increase in our investment balances, and the scheduled 3% annual increase in the fee payable under our outsource agreement.

We recorded an incentive fee expense of $7,609 during the year ended December 31, 2006 in accordance with requirements of the partnership agreement of our Operating Partnership which entitles owners of Class B limited partner interests in our Operating Partnership to an incentive return equal to 25% of the amount by which FFO plus certain accounting gains (as defined in the amended and restated partnership agreement of our Operating Partnership) exceed the product of our weighted average stockholders equity (as defined in the amended and restated partnership agreement of our Operating Partnership) multiplied by 9.5% (divided by 4 to adjust for quarterly calculations). This threshold was reached only during the last six months of 2005 resulting in a lower total expense for 2005.

The increase in marketing, general and administrative expenses to $11,957 for the year ended December 31, 2006 versus the same period in 2005 was due primarily to higher equity and equity related compensation, including an accrual of $1,625 in December 2006, which is directly linked to the performance of our company, professional fees, insurance and general overhead costs, and a nonrecurring charge of $525 for third-party professional expenses in connection with a possible business combination involving the acquisition of a publicly-traded commercial real estate finance company with business lines considered by management to be highly complementary to ours. The decision to expense these costs was made once management concluded the proposed transaction was unlikely to occur on terms advantageous to us.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity is a measurement of the ability to meet cash requirements, including ongoing commitments to repay borrowings, fund and maintain loans and investments, pay dividends and other general business needs. Our principal sources of working capital and funds for additional investments primarily include: 1) cash flow from operations; 2) borrowings under our repurchase facilities and unsecured revolving credit facility; 3) reinvestment proceeds from our existing CDOs; 4) other forms of financing, term debt financing, or additional securitizations including CMBS or possible future CDO offerings; 5) proceeds from common or preferred equity offerings; 6) issuances of trust preferred securities and, to a lesser extent; 7) the proceeds from principal payments on our investments; and 8) the sale or syndication of certain of our debt investments. We believe these sources of financing will be sufficient to meet our short-term liquidity needs. Due to recent conditions in the capital and credit markets, we do not anticipate having the ability in the near-term to access equity capital through the public markets or debt capital through new CDO issuances. Therefore, we will rely primarily on cash flows from operations, principal and interest payments on our investments, sales or syndications of loans, and other forms of secured or unsecured debt, or private equity, that may become available to us.

Our ability to fund our short-term liquidity needs, including distributions to stockholders, through cash flow from operations can be evaluated through the consolidated statement of cash flows provided in our financial statements. However, the net cash from operations or net cash used in operations disclosed on the statement of cash flows should be adjusted to exclude the effect of loans originated for sale and the proceeds of loans sold during any respective reporting period. These activities are included in cash flow from operations in accordance with GAAP, but constitute an integral part of our investment activity. Consequently, net cash flow from operations is not necessarily reflective of our true recurring operating activities and our ability to fund our required distributions to stockholders through our operating activities.

Our ability to meet our long-term liquidity and capital resource requirements will be subject to obtaining additional debt financing and equity capital. Our inability to renew, replace or expand our sources of financing on substantially similar terms, may have an adverse effect on our business and results of operations. In addition, an event of default can be triggered under our repurchase facilities and our unsecured revolving credit facility if, among other things, the management agreement with the Manager is terminated. Depending on market conditions, our debt financing will generally be in the range of 70% to 80% of the carrying value of our total assets. Any indebtedness we incur will likely be subject to continuing covenants and we will likely be required to make continuing representations and warranties in connection with such debt. Our debt financing terms may require us to keep uninvested cash on hand, or to maintain a certain portion of our assets free of liens, each of which could serve to limit our borrowing ability. Moreover, our debt may be secured by our assets. If we default in the payment of interest or principal on any such debt, breach any representation or warranty in connection with any borrowing or violate any covenant in any loan document, our lender may accelerate the maturity of such debt requiring us to immediately repay all outstanding principal. If we are unable to make such payment, our lender could foreclose on our assets that are pledged as collateral to such lender. The lender could also sue us or force us into bankruptcy. Any such event would have a material adverse effect on our liquidity and the value of our common stock. In addition, posting additional collateral to support our credit and repurchase facilities will reduce our liquidity and limit our ability to leverage our assets. At December 31, 2007, we had approximately $293 million of cash and cash equivalents available. We also had approximately $175 million available under our unsecured revolving credit facility. In addition, we have $2.7 billion of long-term financing in place through our commercial real estate CDOs which currently fund a significant portion of our existing portfolio of assets, and provide liquidity for reinvestment to the extent of principal repayments and subject to the CDO reinvestment conditions.

To maintain our status as a REIT under the Internal Revenue Code, we must distribute annually at least 90% of our taxable income. These distribution requirements limit our ability to retain earnings and thereby replenish or increase capital for operations. However, we believe that our significant capital resources and access to financing, as noted above, will provide us with financial flexibility at levels sufficient to meet current and anticipated capital requirements, including funding new lending and investment opportunities.

CASH FLOWS (Amounts in Thousands)

2007 Compared to 2006

Net cash provided by operating activities decreased $95,133 to $59,574 for the year ended December 31, 2007 compared to cash provided of $154,707 for the year ended December 31, 2006. The decrease in net cash provided by operating activities is primarily attributable to the net difference between new investments in loans classified as held for sale and the proceeds from sale of loans, which were greater in 2006 as compared to 2007. Operating cash flow was generated primarily by interest income on our whole and bridge loans, subordinate interests in whole loans, mezzanine loans and preferred equity interests and gains on loan sales. In addition, $177,414 of proceeds from the sales of loans was offset primarily by a $151,638 use of cash related to the origination of loans held for sale during the year ended December 31, 2007, whereas we realized proceeds of $175,050 from the sales of loans while originating $104,931 of loans that were held for sale during the year ended December 31, 2006.

Net cash used in investing activities increased $79,856 to $1,229,382 for the year ended December 31, 2007 compared to $1,149,526 used during the year ended December 31, 2006. The primary reason for the additional use of cash is related to increased debt investment originations of $1,914,626 and $796,306 of CMBS investments, offset by higher principal collections on our debt investments of $1,201,423.

Net cash provided by financing activities increased $500,063 to $1,443,620 for the year ended December 31, 2007 compared to $943,557 provided during the same period in 2006. This increase was due primarily to the issuance of $1,043,572 of CDOs during the year ended December 31, 2007 versus only $903,750 during the same period in 2006, $111,205 in proceeds from the issuance of preferred stock, and an increase of $196,314 in restricted cash during the year ended December 31, 2007 versus a decrease of $304,567 during the same period in 2006.

2006 Compared to 2005

Net cash provided by operating activities increased $152,547 to $154,707 for the year ended December 31, 2006 compared to cash provided of $2,160 for the year ended December 31, 2005. Operating cash flow was generated primarily by interest income on our whole and bridge loans, subordinate interests in whole loans, mezzanine loans and preferred equity interests and gains on loan sales due, in part, to a larger number of investments in 2006 versus 2005. In addition, $175,050 of proceeds from the sales of loans was offset primarily by a $104,931 use of cash related to the origination of loans held for sale during the year ended December 31, 2006, whereas we realized proceeds of $140,431 from the sales of loans while originating $182,431 of loans that were held for sale during the year ended December 31, 2005.

Net cash used in investing activities increased $281,531 to $1,149,526 for the year ended December 31, 2006 compared to $867,995 used during the year ended December 31, 2005. The primary reason for the additional use of cash is related to increased debt investment originations of $817,827, offset by higher principal collections on our debt investments of $537,050.

Net cash provided by financing activities increased $46,240 to $943,557 for the year ended December 31, 2006 compared to $897,317 provided during the same period in 2005. This increase was due primarily to the issuance of $903,750 of CDOs during the year ended December 31, 2006 versus only $810,500 during the same period in 2005, net proceeds from our proportionate share of the mortgage payable of $94,525 on our TIC interest in 55 Corporate Drive and increased net proceeds from our repurchase facilities of $296,564, offset by lower proceeds from the sale of common stock of $77,057 and an increase in the dividend paid to our common stockholders of $25,545.

CAPITALIZATION

Our authorized capital stock consists of 125,000,000 shares, $0.001 par value, of which we have authorized the issuance of up to 100,000,000 shares of common stock, $0.001 par value per share, and 25,000,000 shares of preferred stock, par value $0.001 per share. As of December 31, 2007, 34,850,577 shares of common stock and 4,600,000 shares of preferred stock were issued and outstanding.

PREFERRED STOCK

In April 2007, we issued 4,600,000 shares of our 8.125% Series A cumulative redeemable preferred stock (including the underwriters' over-allotment option of 600,000 shares) with a mandatory liquidation preference of $25.00 per share. Holders of the Series A cumulative redeemable preferred shares receive annual dividends of $2.03125 per share paid on a quarterly basis and dividends are cumulative, subject to certain provisions. On or after April 18, 2012, we may at our option redeem the Series A cumulative redeemable preferred stock at par for cash. Net proceeds (after deducting underwriting fees and expenses) from the offering were approximately $111,205.

COMMON STOCK

As of the date of our formation, April 12, 2004, we had 500,000 shares of common stock outstanding valued at approximately $200. On August 2, 2004 we completed our initial public offering of 12,500,000 shares of common stock resulting in net proceeds of approximately $172,900, which was used to fund investments and commence our operations. As of December 31, 2007, 594,333 restricted shares had also been issued under our 2004 Equity Incentive Plan, or our Equity Incentive Plan. These shares have a vesting period of three to four years. The vested and unvested shares are currently entitled to receive distributions declared by us on our common stock.

In December 2004, we sold 5,500,000 shares of our common stock, at a price of $17.27 per share, resulting in net proceeds of approximately $93,740 under a private placement exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended. We subsequently registered these shares for resale under the Securities Act in August 2005. A total of 4,225,000 shares were sold to various institutional investors and an additional 1,275,000 shares were sold to SL Green Operating Partnership, L.P. pursuant to its contractual right to choose to maintain up to a 25% ownership interest in the outstanding shares of our common stock. Of the 5,500,000 shares sold, 2,000,000 shares were settled on December 31, 2004 and the remaining 3,500,000 shares were settled on January 3, 2005.

In September 2005, we sold 3,833,333 shares of our common stock, at a price of $25.80 per share, resulting in net proceeds of approximately $97,830. A total of 2,875,000 shares were sold through a public offering and an additional 958,333 shares were sold to SL Green Operating Partnership, L.P. pursuant to its contractual right to choose to maintain up to a 25% ownership interest in our outstanding shares of common stock. Net proceeds were used for loan acquisitions and originations, repayment of outstanding principal under one of our repurchase facilities and general corporate purposes.

In May 2006, we sold 3,000,000 shares of our common stock, at a price of $26.75 per share, resulting in net proceeds of approximately $79,787. A total of 2,250,000 shares were sold through a public offering and an additional 750,000 shares were sold to SL Green Operating Partnership, L.P. pursuant to its contractual right to choose to maintain up to a 25% ownership interest in the outstanding shares of our common stock. After this offering, SL Green Operating Partnership, L.P. owned 6,418,333 shares of our common stock. Net proceeds were used for loan acquisitions and originations, repayment of outstanding principal under our repurchase facilities and general corporate purposes.

In May 2007, our new $500,000 shelf registration statement was declared effective by the Securities and Exchange Commission, or SEC. This registration statement provides us with the ability to issue common and preferred stock, depository shares and warrants. We currently have $373.3 million available under the shelf.

In September 2007, we sold 4,825,000 shares of common stock, at a public offering price of $26.25 per share, resulting in net proceeds of approximately $124.5 million. A total of 3,618,750 shares were sold through a public offering and an additional 1,206,250 shares were sold directly to SL Green Operating Partnership, L.P. pursuant to its contractual right to choose to maintain up to a 25% ownership interest in our outstanding shares of common stock. After this offering, SL Green Operating Partnership, L.P. owned 7,624,583 shares of our common stock. Net proceeds were used to retire borrowings under the Company's unsecured facility and to create additional funding capacity for opportunistic investments.

In November 2007, we sold, through a private placement pursuant to Section 4(2) of the Securities Act, 3,809,524 shares of common stock at a price of $26.25 per share to an affiliate of Morgan Stanley Real Estate Special Situations Fund III, a global diversified fund managed by Morgan Stanley Real Estate, raising gross proceeds of approximately $100,000. Subsequent to this private placement, SL Green's ownership percentage was approximately 22% of the outstanding shares of our common stock.

OUTPERFORMANCE PLAN

In June 2005, the compensation committee of our board of directors approved a long-term incentive compensation program, the 2005 Outperformance Plan. Participants in the 2005 Outperformance Plan, all of whom are co-leased employees, will share in a "performance pool" if our total return to stockholders for the period from June 1, 2005 through May 31, 2008 exceeds a cumulative total return to stockholders of 30% during the measurement period over a base share price of $20.21 per share. The size of the pool will be 10% of the outperformance amount in excess of the 30% benchmark, subject to a maximum limit equal to the lesser of 4% of our outstanding shares and units of limited partnership interest as of the end of the performance period, or 1,200,000 shares. If our total return to stockholders from June 1, 2005 to any subsequent date exceeds 80% and remains at that level or higher for 30 consecutive days, then a minimum performance pool will be established. In the event the potential performance pool reaches the maximum dilution cap before May 31, 2008 and remains at that level or higher for 30 consecutive days, the performance period will end early and the pool will be formed on the last day of such 30-day period. Each participant's award under the 2005 Outperformance Plan is designated as a specified percentage of the aggregate performance pool to be allocated to such participant assuming the 30% benchmark is achieved. Individual awards under the 2005 Outperformance Plan will be made in the form of partnership units, or LTIP Units, that may ultimately become exchangeable for shares of our common stock or cash, at our election. Under the 2005 Outperformance Plan, LTIP Units have been granted and additional LTIP Units may be granted in the future prior to the determination of the performance pool; however, these LTIP Units will only vest upon satisfaction of performance and other thresholds, and will not be entitled to distributions until after the performance pool, or minimum performance pool, is established. The 2005 Outperformance Plan provides that if a pool is established, each participant will also be entitled to the distributions that would have been paid on the number of LTIP Units earned, had they been issued at the beginning of the performance period. Those distributions will be paid in the form of additional LTIP Units. Once a performance pool has been established, the earned LTIP Units will receive regular quarterly distributions on a per unit basis equal to the dividends per share paid on our common stock, whether or not they are vested. Any LTIP Units that are not earned upon the establishment of the performance pool will be automatically forfeited, and the LTIP Units that are earned will be subject to time-based vesting, with 50% of the LTIP Units earned vesting in May 2009 and the balance vesting one year later based on continued employment with the Manager or SL Green. We will record the expense of the restricted stock award in accordance with FASB Statement No. 123(R). Compensation expense of $1,533, $1,174 and $1,174 was recorded for the years ended December 31, 2007, 2006 and 2005, respectively, related to the 2005 Outperformance Plan.

DEFERRED STOCK COMPENSATION PLAN FOR DIRECTORS

Under our Independent Director's Deferral Program, which commenced April 2005, our independent directors may elect to defer up to 100% of their annual retainer fee, chairman fees and meeting fees. Unless otherwise elected by a participant, fees deferred under the program shall be credited in the form of phantom stock units. The phantom stock units are convertible into an equal number of shares of common stock upon such directors' termination of service from the Board of Directors or a change in control by us, as defined by the program. Phantom stock units are credited to each independent director quarterly using the closing price of our common stock on the applicable dividend record date for the respective quarter. Each participating independent director who elects to receive fees in the form of phantom stock units has the option to have their account credited for an equivalent amount of phantom stock units based on the dividend rate for each quarter or have dividends paid in cash.

As of December 31, 2007 and 2006 , there were approximately 29,713 and 15,301 phantom stock units outstanding, respectively, of which 19,713 and 11,301 phantom stock units are vested as of December 31, 2007 and 2006, respectively.

MARKET CAPITALIZATION

At December 31, 2007, our CDOs and borrowings under our repurchase facilities, unsecured revolving credit facility and mortgage loans (excluding our share of joint venture debt of $242 million) represented 76% of our consolidated market capitalization of $4.0 billion (based on a common stock price of $24.31 per share, the closing price of our common stock on the New York Stock Exchange on December 31, 2007). Market capitalization includes our consolidated debt, preferred and common stock.

INDEBTEDNESS

The table below summarizes borrowings at December 31, 2007 and 2006, respectively, which currently include our Wachovia and Goldman repurchase facilities, KeyBank unsecured revolving credit facility, any proportionately consolidated mortgage debt or term loans, our CDOs and our subordinated debentures:

	December 31, 2007	December 31, 2006
Repurchase agreements	$ 200,197	$ 277,412
Credit facilities	—	15,000
Mortgage notes payable	153,624(1)	94,525(1)
Collateralized debt obligations	2,735,145	1,714,250
Junior subordinated debentures	150,000	150,000
Total	$3,238,966	$2,251,187
Cost of debt	LIBOR+0.81%	LIBOR+1.04%

(1) We have a 49.75% interest in the entity that is the obligor under the $94,525 mortgage note and a 100% interest in the entity that is the obligor under the $59,099 mortgage note.

REPURCHASE FACILITIES

We have two repurchase facilities with an aggregate of $900,000 of total debt capacity. In August 2004, we closed on a $250,000 repurchase facility with Wachovia. This facility was then increased to $350,000 in January 2005 and subsequently increased to $500,000 in April, 2005. In June, 2007, we modified the facility by further reducing the interest spreads. As a result of the modifications, the $500,000 facility bears interest at spreads of 0.65% to 2.50% over one-month LIBOR and, based on our expected investment activities, provides for advance rates that vary from 60% to 95% based upon the collateral provided under a borrowing base calculation. In October, 2006, we extended the facility's maturity date until October 2009. The lender has a consent right with respect to the inclusion of investments in this facility, determines periodically the market value of the investments, and has the right to require additional collateral or require partial repayment of advances under the facility. (margin calls) if the estimated market value of the included investments declines. We had no accrued interest and borrowings of $165,286 at a weighted average spread to LIBOR of 1.33% as of December 31, 2007, and no accrued interest and borrowings of $151,403 at a weighted average spread to LIBOR of 1.86% as of December 31, 2006.

In January, 2005, we closed an additional repurchase facility with Goldman. In October 2006, we increased this facility from $200,000 to $400,000 and extended its maturity date until September 2009. In June, 2007, we modified the facility by further reducing the interest spreads. As a result of the modifications, the facility bears interest at spreads of 1.00% to 1.50% over one-month LIBOR and, based on our expected investment activities, provides for advance rates that vary from 70% to 90% based upon the collateral provided under a borrowing base calculation. As with the Wachovia facility, the lender has a consent right to the inclusion of investments in this facility, determines periodically the market value of the investments, and has the right to require additional collateral or require partial repayment of advances under the facility (margin calls) if the estimated market value of the included investments declines. We had accrued interest of $189 and borrowings of $34,911 at a weighted average spread to LIBOR of 1.07% as of December 31, 2007, and accrued interest of $261 and borrowings of $126,009 at a weighted average spread to LIBOR of 1.51% under this facility at December 31, 2006.

The repurchase facilities require that we pay down borrowings under these facilities as principal payments on the loans and investments pledged to these facilities are received. Assets pledged as collateral under these facilities may include stabilized and transitional whole loans, subordinate interests in whole loans, mezzanine loans, and rated CMBS or commercial real estate CDO securities originated or acquired by us.

RESTRICTIVE COVENANTS

The terms of our repurchase facilities (together with any related guarantees) with Wachovia and Goldman include covenants that (a) limit our maximum total indebtedness to no more than 85% of total assets, (b) require us to maintain minimum liquidity of at least $15,000, (c) require our fixed charge coverage ratio to be at no time less than 1.25 to 1.00, (d) require our minimum interest coverage ratio to be at no time less than 1.35 to 1.00, and (e) require us to maintain minimum tangible net worth of not less than (i) $400,000, plus (ii) 75% of the net proceeds of our subsequent equity issuances following the date of the June 2007 amendments. The covenants also restrict us from making distributions in excess of a maximum of 100% of our FFO (as defined therein) under the Wachovia facility, except that we may in any case pay distributions necessary to maintain our REIT status. An event of default can be triggered on our repurchase facilities if, among other things, GKK Manager LLC is terminated as our manager. As of December 31, 2007 and 2006, we were in compliance with all such covenants.

UNSECURED REVOLVING CREDIT FACILITY

In May 2006, we closed on a $100,000 senior unsecured revolving credit facility with KeyBank National Association, or KeyBank, with an initial term of three years and a one-year extension option. The initial facility was supported by a negative pledge of an identified asset base (involving substitution rights) with advance rates that vary from 30% to 90% of the asset value provided under a borrowing base calculation. The lender had consent rights to the inclusion of assets in the borrowing base calculation. The facility bore interest at 1.90% over one-month LIBOR to the extent our leverage ratio, defined as total liabilities to total assets, including our proportionate share of the liabilities and assets of our unconsolidated subsidiaries, is less than 80% and 2.10% over one-month LIBOR to the extent our leverage ratio is equal to or greater than 80%. In June 2007 the facility was increased to $175,000 and interest spreads on the facility were reduced. The facility is supported by a negative pledge of an identified asset base with advance rates that vary from 30% to 90% of the asset value provided under a borrowing base calculation. The lender also has consent rights to the inclusion of assets in the borrowing base calculation. Following the modifications in June 2007, the facility bears interest at 1.65% over one-month LIBOR. We had no accrued interest and no borrowings as of December 31, 2007 and accrued interest of $75 and borrowings of $15,000 at a spread to LIBOR of 2.10% against this facility as of December 31, 2006.

The terms of the unsecured revolving credit facility include covenants that (a) limit our maximum total indebtedness to no more than 85% of total assets, (b) require our fixed charge coverage ratio to be at no time less than 1.50, (c) require our minimum interest coverage ratio to be at no time less than 1.70, (d) require us to maintain minimum tangible net worth of not less than $370,000 plus 75% of the net proceeds from equity offerings completed after the closing of the facility and (e) restrict the maximum amount of our total indebtedness. The covenants also restrict us from making distributions in excess of a maximum of 100% of our FFO (as defined by the National Association of Real Estate Investment Trusts, or NAREIT), except that we may in any case pay distributions necessary to maintain our REIT status. An event of default can be triggered on our unsecured revolving credit facility if, among other things, GKK Manager LLC is terminated as our manager. As of December 31, 2007 and 2006, we were in compliance with all such covenants.

In conjunction with the closing of the unsecured revolving credit facility with KeyBank, our $25,000 revolving credit facility with Wachovia was terminated.

MORTGAGE LOANS

We have two consolidated interest-only mortgage loans related to 55 Corporate Drive and 292 Madison Avenue. The mortgage loan that financed the acquisition of 55 Corporate Drive in June 2006 has an outstanding principal balance of $190,000, of which we have consolidated our ownership percentage of 49.75% or $94,525. This loan has an effective interest rate of 5.75% and a term of ten years. Interest on this mortgage was capitalized for a portion of the year ended December 31, 2006 as the property was undergoing redevelopment. Capitalized interest was $1,841 for the year ended December 31, 2006. The mortgage loan that financed the acquisition of 292 Madison Avenue in July 2007 has an outstanding balance of $59,099, with an effective interest rate of 6.17% and a term of ten years.

COLLATERALIZED DEBT OBLIGATIONS

During 2005, we issued approximately $1,000,000 of CDOs through two indirect subsidiaries, Gramercy Real Estate CDO 2005-1 Ltd., or the 2005 Issuer, and Gramercy Real Estate CDO 2005-1 LLC, or the 2005 Co-Issuer. The CDO consists of $810,500 of investment grade notes, $84,500 of non-investment grade notes, which were co-issued by the 2005 Issuer and the 2005 Co-Issuer, and $105,000 of preferred shares, which were issued by the 2005 Issuer. The investment grade notes were issued with floating rate coupons with a combined weighted average rate of three-month LIBOR plus 0.49%. We incurred approximately $11,957 of costs related to Gramercy Real Estate CDO 2005-1, which are amortized on a level-yield basis over the average life of the CDO.

On August 24, 2006, we issued an additional approximately $1,000,000 of CDOs through two newly-formed indirect subsidiaries, Gramercy Real Estate CDO 2006-1 Ltd., or the 2006 Issuer, and Gramercy Real Estate CDO 2006-1 LLC, or the 2006 Co-Issuer. The CDO consists of $903,750 of investment grade notes, $38,750 of non-investment grade notes, which were co-issued by the 2006 Issuer and the 2006 Co-Issuer, and $57,500 of preferred shares, which were issued by the 2006 Issuer. The investment grade notes were issued with floating rate coupons with a combined weighted average rate of three-month LIBOR plus 0.37%. We incurred approximately $11,273 of costs related to Gramercy Real Estate CDO 2006-1, which are amortized on a level yield basis over the average life of the CDO.

In August 2007 we issued $1,100,000 of CDOs through two newly-formed indirect subsidiaries, Gramercy Real Estate CDO 2007-1 Ltd., or the 2007 Issuer, and Gramercy Real Estate CDO 2007-1 LLC, or the 2007 Co-Issuer and, together with the 2005 Co-Issuers and the 2006 Co-Issuers, the Co-Issuers. The CDO consists of $1,045,550 of investment grade notes, and, together with the 2005 Issuer and the 2006 Issuer, the Issuers, $22,000 of non-investment grade notes,. which were co-issued by the 2007 Issuer and the 2007 Co-Issuer, and $32,450 of preferred shares, which were issued by the 2007 Issuer. The investment grade notes were issued with floating rate coupons with a combined weighted average rate of three-month LIBOR plus 0.45%. We incurred approximately $16,816 of costs related to Gramercy Real Estate CDO 2007-1, which are amortized on a level-yield basis over the average life of the CDO.

We retained all non-investment grade securities, the preferred shares and the common shares in the Issuers and the Co-Issuers. The Issuers and the Co-Issuers hold assets, consisting primarily of whole loans, subordinate interests in whole loans, mezzanine loans, preferred equity investments, and CMBS, which serve as collateral for the CDO. Each CDO may be replenished, pursuant to certain rating agency guidelines relating to credit quality and diversification, with substitute collateral for loans that are repaid during the first five years of the CDO. Thereafter, the CDO securities will be retired in sequential order from senior-most to junior-most as loans are repaid. The financial statements of the Issuers are consolidated in our financial statements. The investment grade notes are treated as a secured financing, and are non-recourse to us. Proceeds from the sale of the investment grade notes issued in each CDO were used to repay substantially all outstanding debt under our repurchase agreements and to fund additional investments.

In November 2007, we repurchased $17,750 of Class C notes and $5,000 of Class E notes in the 2006 Issuer at a dollar price of approximately $0.80 and $0.84, respectively. We recorded a net gain of $3,806 in connection with the repurchase of the Class C and Class E notes.

JUNIOR SUBORDINATED DEBENTURES

On January 27, 2006, we completed a third issuance of $50,000 in unsecured trust preferred securities through a separate newly formed Delaware Statutory Trust, or DST, Gramercy Capital Trust III, or GCTIII, that is a wholly-owned subsidiary of our Operating Partnership. The securities bear interest at a fixed rate of 7.65% for the first ten years ending January 2016, with an effective rate of 7.43% when giving effect to the swap arrangement previously entered into in contemplation of this financing. Thereafter, the interest rate will float based on the three-month LIBOR plus 270 basis points.

In May and August 2005, we completed issuances of $50,000 each in unsecured trust preferred securities through two DSTs, Gramercy Capital Trust I, or GCTI, and Gramercy Capital Trust II, or GCTII, that are also wholly-owned subsidiaries of our Operating Partnership. The securities issued in May 2005 bear interest at a fixed rate of 7.57% for the first ten years ending June 2015 and the securities issued in August 2005 bear interest at a fixed rate of 7.75% for the first ten years ending October 2015. Thereafter the rates will float based on the three-month LIBOR plus 300 basis points.

All issuances of trust preferred securities require quarterly interest distributions; however, payments may be deferred while the interest expense is accrued for a period of up to four consecutive quarters if our Operating Partnership exercises its right to defer such payments, which it may elect to do on more than one occasion. The trust preferred securities are redeemable, at the option of our Operating Partnership, in whole or in part, with no prepayment premium any time after June 30, 2010, October 30, 2010 or January 30, 2011 for the securities issued by GCTI, GCTII and GCTIII, respectively.

GCTI, GCTII and GCTIII each issued $1,550 aggregate liquidation amount of common securities, representing 100% of the voting common stock of those entities to our Operating Partnership for a total purchase price of $4,650. GCTI, GCTII and GCTIII used the proceeds from the sale of the trust preferred securities and the common securities to purchase our Operating Partnership's junior subordinated notes. The terms of the junior subordinated notes match the terms of the trust preferred securities. The notes are subordinate and junior in right of payment to all present and future senior indebtedness and certain other of our financial obligations. We realized net proceeds from each offering of approximately $48,956.

Our interests in GCTI, GCTII and GCTIII are accounted for using the equity method and the assets and liabilities of those entities are not consolidated into our financial statements. Interest on the junior subordinated notes is included in interest expense on our consolidated income statements while the value of the junior subordinated notes, net of our investment in the trusts that issued the securities, are presented as a separate item in our consolidated balance sheet.

CONTRACTUAL OBLIGATIONS

Combined aggregate principal maturities of our CDOs, repurchase facilities, trust preferred securities, proportionately consolidated mortgage note related to our TIC interest in 55 Corporate Drive, mortgage note relating to 292 Madison Avenue, unsecured revolving credit facility, unfunded loan commitments and our obligations under our management agreement, outsource agreement, CDO collateral management agreements and operating lease as of December 31, 2007 are as follows (amounts in thousands):

	CDOs	Repurchase Facilities	Trust Preferred Securities	Mortgage Note Payable[1]	Unsecured Revolving Credit Facility	Unfunded Loan[2] Commitments	Outsource and Management Agreements[3]	CDO Collateral Management Agreements	Operating Lease	Total
2008	$ —	$ —	$ —	$ —	$—	$163,817	$18,222	$ 5,139	$ 261	$ 187,439
2009	—	200,197	—	—	—	88,591	18,263	5,139	265	312,455
2010	—	—	—	—	—	45,311	—	4,205	283	49,799
2011	—	—	—	—	—	—	—	2,302	297	2,599
2012	—	—	—	—	—	—	—	555	302	857
Thereafter	2,735,145	—	150,000	153,624	—	—	—	—	752	3,039,521
Total	$2,735,145	$200,197	$150,000	$153,624	$—	$297,719	$36,485	$17,340	$2,160	$3,592,670

(1) We have a 49.75% interest in the mortgage for $94,525 associated with 55 Corporate Drive and a 100% interest in the $59,099 note associated with 292 Madison Avenue.

(2) Based on loan budgets and estimates.

(3) Management fee is calculated as 1.75% of our gross stockholders equity (as defined in the amended and restated management agreement) on December 31, 2007, inclusive of the trust preferred securities issued on May 20, 2005, August 9, 2005 and January 27, 2006.

OFF-BALANCE-SHEET ARRANGEMENTS

We have several off-balance-sheet investments, including joint ventures and structured finance investments. These investments all have varying ownership structures. Substantially all of our joint venture arrangements are accounted for under the equity method of accounting as we have the ability to exercise significant influence, but not control over the operating and financial decisions of these joint venture arrangements. Our off-balance-sheet arrangements are discussed in Note 6, "Investments in Unconsolidated Joint Ventures" in the accompanying financial statements.

DIVIDENDS

To maintain our qualification as a REIT, we must pay annual dividends to our stockholders of at least 90% of our REIT taxable income, determined before taking into consideration the dividends paid deduction and net capital gains. We intend to continue to pay regular quarterly dividends to our stockholders. Before we pay any dividend, whether for Federal income tax purposes or otherwise, which would only be paid out of available cash to the extent permitted under our unsecured and secured credit and repurchase facilities, and our term loans, we must first meet both our operating requirements and scheduled debt service on our mortgages and loans payable.

INFLATION

A majority of our assets and liabilities are interest rate sensitive in nature. As a result, interest rates and other factors influence our performance more so than inflation. Changes in interest rates do not necessarily correlate with inflation rates or changes in inflation rates. Further, our financial statements are prepared in accordance with GAAP and our distributions are determined by our board of directors based primarily on our net income as calculated for tax purposes, in each case, our activities and balance sheet are measured with reference to historical cost or fair market value without considering inflation.

RELATED PARTY TRANSACTIONS

In connection with our initial public offering, we entered into a management agreement with the Manager, which was subsequently amended and restated in April 2006. The management agreement provides for a term through December 2009 with automatic one-year extension options and is subject to certain termination rights. We pay our Manager an annual management fee equal to 1.75% of our gross stockholders equity (as defined in the management agreement) inclusive of our trust preferred securities. We incurred expense to the Manager under this agreement of an aggregate of $13,135, $10,147 and $6,337 for the years ended December 31, 2007 and 2006 and 2005, respectively.

To provide an incentive to enhance the value of our common stock, the holders of the Class B limited partner interests of our Operating Partnership are entitled to an incentive return equal to 25% of the amount by which FFO plus certain accounting gains and losses (as defined in the partnership agreement of our Operating Partnership) exceed the product of our weighted average stockholders equity (as defined in the partnership agreement of our Operating Partnership) multiplied by 9.5% (divided by four to adjust for quarterly calculations). We will record any distributions on the Class B limited partner interests as an incentive distribution expense in the period when earned and when payments of such amounts have become probable and reasonably estimable in accordance with the partnership agreement. We incurred $32,235, $7,609 and $2,276 with respect to such Class B limited partner interests for the years ended December 31, 2007, 2006 and 2005.

We are obligated to reimburse our Manager for its costs incurred under an asset servicing agreement between our Manager and an affiliate of SL Green Operating Partnership, L.P. and a separate outsource agreement between our Manager and SL Green Operating Partnership, L.P. The asset servicing agreement, which was amended and restated in April 2006, provides for an annual fee payable to SL Green Operating Partnership, L.P. by us of 0.05% of the book value of all credit tenant lease assets and non-investment grade bonds and 0.15% of the book value of all other assets. The asset servicing fee may be reduced by SL Green Operating Partnership, L.P. for fees paid directly to outside servicers by us. The outsource agreement currently provides for an annual fee payable by us, which fee is currently $1,366 per year, increasing 3% annually over the prior year on the anniversary date of the outsource agreement in August of each year. For the years ended December 31, 2007, 2006 and 2005, we realized expense of $1,343, $1,304 and $1,266, respectively, to our Manager under the outsource agreement. For the years ended December 31, 2007, 2006 and 2005, we realized expense of $3,564, $2,349 and $1,037, respectively, to our Manager under the asset servicing agreement.

In connection with the closing of our first CDO in July 2005, the 2005 Issuer entered into a collateral management agreement with the Manager. Pursuant to the collateral management agreement, the Manager has agreed to provide certain advisory and administrative services in relation to the collateral debt securities and other eligible investments securing the CDO notes. The collateral management agreement provides for a senior collateral management fee, payable quarterly in accordance with the priority of payments as set forth in the indenture, equal to 0.15% per annum of the net outstanding portfolio balance, and a subordinate collateral management fee, payable quarterly in accordance with the priority of payments as set forth in the indenture, equal to 0.25% per annum of the net outstanding portfolio balance. Net outstanding portfolio balance is the sum of the (i) aggregate principal balance of the collateral debt securities, excluding defaulted securities, (ii) aggregate principal balance of all principal proceeds held as cash and eligible investments in certain accounts, and (iii) with respect to the defaulted securities, the calculation amount of such defaulted securities. As compensation for the performance of its obligations as collateral manager under the first CDO, our Board of Directors has allocated to our Manager the subordinate collateral management fee paid on CDO notes not held by us. At December 31, 2007 and December 31, 2006 we owned all of the non-investment grade bonds, preferred equity and equity in each of our CDOs. The senior collateral management fee and balance of the subordinate collateral management fee is allocated to us. For the years ended December 31, 2007, 2006 and 2005, we realized expense of $2,054, $2,065 and $944, respectively, to the Manager under such collateral management agreement.

Except for the 2005 CDO, fees payable in connection with CDOs or other securitization vehicles are governed by the management agreement. Pursuant to that agreement, if a collateral manager is retained as part of the formation of a CDO or other securitization vehicle, the Manager or an affiliate will be the collateral manager and will receive the following fees: (i) 0.25% per annum of the principal amount outstanding of bonds issued by a managed transitional CDO that are owned by third-party investors unaffiliated with us or our Manager, which CDO is structured to own loans secured by transitional properties, (ii) 0.15% per annum of the book value of the principal amount outstanding of bonds issued by a managed non-transitional CDO that are owned by third-party investors unaffiliated with us or our Manager, which CDOs structured to own loans secured by non-transitional properties, (iii) 0.10% per annum of the principal amount outstanding of bonds issued by a static CDO that are owned by third party investors unaffiliated with us or our Manager, which CDO is structured to own non-investment grade bonds, and (iv) 0.05% per annum of the principal amount outstanding of bonds issued by a static CDO that are owned by third-party investors unaffiliated with us or our Manager, which CDO is structured to own investment grade bonds. For the purposes of the management agreement, a "managed transitional" CDO means a CDO that is actively managed, has a reinvestment period and is structured to own debt collateral secured primarily by non-stabilized real estate assets that are expected to experience substantial net operating income growth, and a "managed non-transitional" CDO means a CDO that is actively managed, has a reinvestment period and is structured to own debt collateral secured primarily by stabilized real estate assets that are not expected to experience substantial net operating income growth. Both "managed transitional" and "managed non-transitional" CDOs may at any given time during the reinvestment period of the respective vehicles invest in and own non-debt collateral (in limited quantity) as defined by the respective indentures. If any fees are paid to the collateral manager in excess of the fee structure provided for above, such fees are paid to us. For the year ended December 31, 2007 and 2006 we realized expense of $2,291 and $803, respectively, to our Manager under this agreement. With respect to the CDO which closed in August, 2007, we realized expense of $284 to our Manager.

In April 2005, we closed on a $57,503 initial investment in a joint venture with SL Green to acquire, own and operate the South Building located at One Madison Avenue, New York, New York, or the South Building. The joint venture, which was created to acquire, own and operate the South Building, was owned 45% by a wholly-owned subsidiary of us and 55% by a wholly-owned subsidiary of SL Green. The joint venture interests are *pari passu*. Also in April 2005, the joint venture completed the acquisition of the South Building from Metropolitan Life Insurance Company for the purchase price of approximately $802,800 plus closing costs, financed in part through a $690,000 first mortgage loan on the South Building. The South Building comprises approximately 1.2 million square feet and is almost entirely net leased to Credit Suisse Securities (USA) LLC (CS) pursuant to a lease with a 15-year remaining term. In August 2007 we sold our entire investment in the joint venture to SL Green Realty Corp. for approximately $147.0 million and realized a gain of $92,235. In August 2007, an affiliate of SL Green loaned approximately $147.0 million to our Operating Partnership. This loan was to be repaid with interest at an annual rate of 5.80% on the earlier of September 1, 2007 or the closing of the sale of our 45% interest in One Madison Avenue. As a result of the sale of our interest in August 2007, the loan was repaid with interest on such date.

In June 2006, we closed on the acquisition of a 49.75% TIC interest in 55 Corporate Drive, located in Bridgewater, New Jersey with a 0.25% interest to be acquired in the future. The remaining 50% of the property is owned as a TIC interest by an affiliate of SL Green Operating Partnership, L.P. The property is comprised of three buildings totaling approximately six hundred and seventy thousand square feet which is 100% net leased to an entity whose obligations are guaranteed by Sanofi-Aventis Group through April 2023. The transaction was valued at $236,000 and was financed with a $190,000, 10-year, fixed-rate first mortgage loan.

Commencing in May 2005 we are party to a lease agreement with SLG Graybar Sublease LLC, an affiliate of SL Green, for our corporate offices at 420 Lexington Avenue, New York, New York. The lease is for approximately five thousand square feet with an option to lease an additional approximately two thousand square feet and carries a term of ten years with rents on the entire seven thousand square feet of approximately $249 per annum for year one rising to $315 per annum in year ten. For the years ended December 31, 2007, 2006 and 2005, we paid $235, $252, and $90 under this lease, respectively.

In July 2005, we closed on the purchase from an SL Green affiliate of a $40,000 mezzanine loan which bears interest at 11.20%. As part of that sale, the seller retained an interest-only participation. We have determined that the yield on our mezzanine loan after giving effect to the interest-only participation retained by the seller is at market. The mezzanine loan is secured by the equity interests in an office property in New York, New York.

In February 2006, we closed on the purchase of a $90,000 whole loan, which bears interest at one-month LIBOR plus 2.15%, to a joint venture in which SL Green is an equity holder. The loan is secured by 55 Corporate Drive in Bridgewater, New Jersey. The loan was repaid in full in June 2006 with the proceeds from new mortgage financing obtained in connection with the sale of the property, 49.75% of which is now owned by us through a TIC structure.

In March 2006, we closed on the purchase of a $25,000 mezzanine loan, which bears interest at one-month LIBOR plus 8.00%, to a joint venture in which SL Green is an equity holder. The mezzanine loan was repaid in full in May 2006, when we originated a $90,287 whole loan, which bears interest at one-month LIBOR plus 2.75%, to the joint venture. The loan is secured by office and industrial properties in northern New Jersey and has a book value of $90,389 and $90,049 as of December 31, 2007 and 2006, respectively.

In August 2006, we acquired from a financial institution a 50% pari-passu interest in a $65,000 preferred equity investment secured by an office property in New York, New York. An affiliate of SL Green simultaneously acquired and owns the other 50% pari-passu interest.

In December 2006, we acquired from a financial institution a *pari-passu* interest of $125,000 in a $200,000 mezzanine loan, which bears interest at 6.384% and is secured by a multifamily portfolio in New York, New York. An affiliate of SL Green simultaneously acquired the remaining $75,000 *pari-passu* interest in the mezzanine loan.

During the year ended December 31, 2006, we earned fees of $163 from SL Green representing SL Green's proportionate share of fees for financing and structural advisory services related to a specific potential transaction.

In January 2007, we originated two mezzanine loans totaling $200,000. The $150,000 loan was secured by a pledge of cash flow distributions and partial equity interests in a portfolio of multi-family properties and bore interest at one-month LIBOR plus 6.00%. The $50,000 loan was initially secured by cash flow distributions and partial equity interests in an office property. On March 8, 2007 the $50,000 loan was increased by $31,000 when the existing mortgage loan on the property was defeased, upon which event our loan became secured by a first mortgage lien on the property and was reclassified as a whole loan. The whole loan currently bears interest at one-month LIBOR plus 6.00% for the initial funding and one-month LIBOR plus 1.00% for the subsequent funding. At closing, an affiliate of SL Green acquired from us and held a 15.15% pari-passu interest in the mezzanine loan and the whole loan. As of

December 31, 2007, our interest in the whole loan had a carrying value of $65,033. The investment in the mezzanine loan was repaid in full in September 2007.

In March 2007, we closed on the acquisition of a $62,500 pari-passu interest in one tranche of a multiple-level mezzanine structure primarily secured by pledges of equity and rights to cash distributions, which was used to fund the acquisition of a large office portfolio. The investment bore interest at one-month LIBOR plus 2.85%. At closing, an affiliate of SL Green simultaneously acquired a $62,500 pari-passu interest in the same tranche of the mezzanine structure. The investment was repaid in full in May 2007.

In April 2007, we purchased for $103,200 a 45% TIC interest to acquire the fee interest in a parcel of land located at 2 Herald Square, located along 34th Street in New York, New York. The acquisition was financed with a $86,063 ten-year fixed rate mortgage loan. The property is subject to a long-term ground lease with an unaffiliated third party for a term of 70 years. The remaining TIC interest is owned by a wholly-owned subsidiary of SL Green. The TIC interests are *pari passu*. As of December 31, 2007, the investment had a carrying value of $20,390. We recorded our pro rata share of net income of $3,105 for the year ended December 31, 2007.

In July 2007, we purchased for $144,240 an investment in a 45% TIC interest to acquire a 79% fee interest and 21% leasehold interest in the fee position in a parcel of land located at 885 Third Avenue, on which is situated The Lipstick Building. The transaction was financed with a $120,443 10-year fixed rate mortgage loan. The property is subject to a 70-year leasehold ground lease with an unaffiliated third party. The remaining TIC interest is owned by a wholly-owned subsidiary of SL Green. The TIC interests are *pari passu*. As of December 31, 2007, the investment had a carrying value of $28,332. We recorded our *pro rata* share of net income of $2,480 for the year ended December 31, 2007.

In July 2007, we acquired for $71,871 a 100% fee interest in the property located at 292 Madison Avenue, New York, New York, purchased from SL Green. We entered into a 70-year ground lease with an unaffiliated third party which simultaneously purchased from SL Green the Class B office building situated on the property. Our acquisition of the fee interest was financed with a $59,099 10-year fixed rate mortgage loan.

In August 2007, we closed on the purchase from a financial institution of a $12,500 mezzanine loan on a substantially complete residential condominium project in the upper east side of Manhattan. The investment bears interest at the current pay rate of 11% over LIBOR, and a 19% look-back IRR at maturity. At closing, an affiliate of SL Green simultaneously acquired a $12,500 *pari passu* interest in the same tranche of the capital structure.

In September 2007, we acquired a 50% interest in a $25,000 senior mezzanine loan from SL Green. Immediately thereafter we, along with SL Green, sold our interests in the loan to an unaffiliated third party. Additionally, we acquired from SL Green a 100% interest in a $25,000 junior mezzanine loan associated with the same properties as the preceding senior mezzanine loan. Immediately thereafter we participated 50% of our interest in the loan back to SL Green. In October 2007, we acquired a 50% *pari-passu* interest in $57,795 of two additional tranches in the senior mezzanine loan from an unaffiliated third party. At closing, an affiliate of SL Green simultaneously acquired the other 50% pari-passu interest in the two tranches.

In September 2007, our Manager earned a $1,000 collateral selection fee payable by Nomura International plc. We purchased $18,000 of par bonds of the same securities to which the collateral selection fee related and was earned. As part of the closing on the securities purchased, we collected and immediately remitted the fee due to our Manager.

In November 2007, we acquired from a syndicate comprised of financial institutions a $25,000 interest in a $100,000 junior mezzanine investment secured by a hotel portfolio and franchise headquarters. An affiliate of SL Green simultaneously acquired and owns another $25,000 interest in the investment. The investment was purchased at a discount and bears interest at an effective spread to one-month LIBOR of 9.50%.

In December 2007, we acquired a $52,000 interest in a senior mezzanine loan from a financial institution. Immediately thereafter we participated 50% of our interest in the loan to an affiliate of SL Green. The investment, which is secured by a retail property in New York, New York, was purchased at a discount and bears interest at an effective spread to one-month LIBOR of 5.00%.

In December 2007, we acquired a 50% interest in a $200,000 senior mezzanine loan from a financial institution. Immediately thereafter we participated 50% of our interest in the loan to an affiliate of SL Green. The investment was purchased at a discount and bears interest at an effective spread to one-month LIBOR of 6.50%.

Bright Star Couriers LLC, or Bright Star, provides messenger services to us. Bright Star is owned by Gary Green, a son of Stephen L. Green, our Chairman. The aggregate amount of fees paid by us for such services for the years ended December 31, 2007, 2006 and 2005 was $5, $7 and $3, respectively.

FUNDS FROM OPERATIONS

We present FFO because we consider it an important supplemental measure of our operating performance and believe that it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs. We also use FFO for the calculation of the incentive fee payable to the holders of Class B limited partner interests in our Operating Partnership and as one of several criteria to determine performance-based incentive compensation for members of our senior management, which may be payable in cash or equity awards. The revised White Paper on FFO approved by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT, in April 2002 defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from items which are not a recurring part of our business, such as debt restructurings, and sales of properties, plus real estate-related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. We consider gains and losses on the sales of debt investments and real estate investments including tenancy-in-common investments to be a normal part of our recurring operations and therefore include such gains and losses when arriving at FFO. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP), as an indication of our financial performance, or to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it entirely indicative of funds available to fund our cash needs, including our ability to make cash distributions. Our calculation of FFO may be different from the calculation used by other companies and, therefore, comparability may be limited.

Funds from Operations for the years ended December 31, 2007, 2006, and 2005 is as follows (amounts in thousands):

	For the Year ended December 31, 2007	For the Year ended December 31, 2006	For the Year ended December 31, 2005
Net income available to common stockholders	$ 155,030	$ 55,902	$ 31,371
Add:			
Depreciation and amortization	12,572	6,143	3,448
FFO adjustment for unconsolidated joint ventures	4,802	7,753	4,804
Less:			
Non real estate depreciation and amortization	(10,107)	(5,771)	(3,133)
Gain from sale of unconsolidated joint venture interests	(92,235)	—	—
Incentive fee attributable to gain on sale of unconsolidated joint venture interests	18,994	—	—
Funds from operations	$ 89,056	$ 64,027	$ 36,490
Cash flows provided by operating activities	$ 59,574	$ 154,707	$ 2,160
Cash flows used in investing activities	$(1,229,382)	$(1,149,526)	$(867,995)
Cash flows provided by financing activities	$ 1,443,620	$ 943,557	$ 897,317

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB issued Interpretation No. 48, or FIN 48, "Accounting for Uncertainty in Income Taxes." This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FAS 109. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, disclosure, and transition. This interpretation was effective January 1, 2007 for us. The adoption of FIN 48 did not have a material impact on our financial results for the year ended December 31, 2007.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements, or SFAS No. 157. SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. This statement clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability. SFAS No. 157 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS No. 157 applies whenever other standards require assets or liabilities to be measured at fair value. This statement is effective in fiscal years beginning after November 15, 2007. We do not believe the adoption of SFAS No. 157 will have a material impact on our consolidated financial statements.

In February 2007, the FASB issued Statement No. 159, or SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS 159 permits entities to choose to measure many financial instruments and certain other items, at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 applies to reporting periods beginning after November 15, 2007. We will adopt SFAS 159 as required.

In June 2007, the American Institute of Certified Public Accountants, or AICPA, issued Statement of Position, or SOP, 07-01 "Clarification of the Scope of the Audit and Accounting Guide for Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies", or SOP 07-1. SOP 07-1 clarifies the scope of accounting for investment companies and provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide for Investment Companies, or the Guide. For those entities that are investment companies under SOP 07-1, the specialized industry accounting principles of the Guide (referred to as Investment Company accounting) should be retained by a parent company when it consolidates its interest in the investment company or by an equity method investor when it records its interest in the investment company. The SOP also provides for certain disclosure requirements for parent companies and equity method investors in investment companies that continue investment company accounting in the parent's consolidated financial statements or the financial statements of the equity method investor. The SOP was to be effective for fiscal years beginning on or after December 15, 2007; however in a meeting on October 17, 2007, the FASB voted to indefinitely defer the effective date and add to the FASB's technical agenda, consideration of amending certain provisions of the SOP. We maintain an exemption from the Investment Company Act of 1940, as amended, and are therefore not regulated as an investment company and as a REIT, the Company is not subject to the Guide. We continue to monitor the FASB's developments with respect to SOP 07-1.

In February 2008, the FASB issued Staff Position No. 140-3, or FSP 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions." FSP 140-3 provides guidance on the accounting for a purchase of a financial asset from a counterparty and contemporaneous financing of the acquisition through repurchase agreements with the same counterparty. Under this guidance, the purchase and related financing are linked, unless all of the following conditions are met at the inception of the transaction: 1) the purchase and corresponding financing are not contractually contingent; 2) the repurchase financing provides recourse; 3) the financial asset and repurchase financing are readily obtainable in the marketplace and are executed at market rates; and 4) the maturity of financial asset and repurchase are not conterminous. A linked transaction would require a determination under FAS 140 to conclude if the transaction meets the requirements for sale accounting. If the linked transaction does not meet sale accounting requirements, the net investment in the linked transaction is to be recorded as a derivative with the corresponding change in fair value of the derivative being recorded through earnings. The value of the derivative would reflect changes in the value of the underlying debt investments and changes in the value of the underlying credit provided by the counterparty. We currently present these transactions gross, with the acquisition of the financial assets in total assets and the related repurchase agreements as financing in total liabilities on the consolidated balance sheets and the interest income earned on the debt investments and interest expense incurred on the repurchase obligations are reported gross on the consolidated income statements. FAS 140-3 is effective for financial statements issued for fiscal years beginning after November 15, 2008. We are currently evaluating the effect, if any, that this pronouncement will have on our future financial position or results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market risk includes risks that arise from changes in interest rates, commodity prices, equity prices and other market changes that affect market sensitive instruments. In pursuing our business plan, we expect that the primary market risks to which we will be exposed are real estate, interest rate, liquidity and credit risks.

During 2007, the global capital markets experienced unprecedented volatility, resulting in dramatic changes in credit spreads, prices of financial assets, liquidity and the availability and cost of debt and equity capital. The impact has been most severe in the single-family residential real estate mortgage markets in the United States, but has more recently affected the commercial real estate debt markets in which we invest. In particular, subsequent to the issuance of our third CDO in August 2007, the commercial real estate securitization markets have experienced severe declines in transaction activity, reductions in short-term and long-term liquidity, and widening credit spreads. We have historically relied on the securitization markets as a source of efficient match-funded financing structures for our growing portfolio of commercial loans and CMBS investment portfolio. Overall, this environment has led to increased costs, reduced availability of efficient debt capital and reduced production volumes for us. Currently, the new issue market for structured finance transactions including commercial real estate CDOs is dormant. This capital markets environment has led to increased cost of funds and reduced availability of efficient debt capital, factors which have caused us to reduce our investment activity. These conditions have also adversely impacted the ability of commercial property owners to service their debt and refinance their loans as they mature.

We believe our businesses will ultimately benefit in the long run, from a market environment where assets are priced and structured more conservatively. In addition, our pending merger with American Financial will combine the existing operating platforms of American Financial with our own to create an integrated commercial real estate finance and operating company, and will transform us from primarily a specialty finance company into a $7.6 billion diversified real estate enterprise with complementary business lines consisting of commercial real estate finance and net lease property investments.

REAL ESTATE RISK

Commercial and multi-family property values and net operating income derived from such properties are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by industry slowdowns and other factors), local real estate conditions (such as an oversupply of retail, industrial, office or other commercial or multi-family space), changes or continued weakness in specific industry segments, construction quality, age and design, demographic factors, retroactive changes to building or similar codes, and increases in operating expenses (such as energy costs). In the event net operating income decreases, a borrower may have difficulty repaying our loans, which could result in losses to us. In addition, decreases in property values reduce the value of the collateral and the potential proceeds available to a borrower to repay our loans, which could also cause us to suffer losses. Even when a property's net operating income is sufficient to cover the property's debt service at the time a loan is made, there can be no assurance that this will continue in the future. We attempt to mitigate these risks through careful business selection, underwriting and credit approval processes and proactive asset management.

INTEREST RATE RISK

Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. A hypothetical 100 basis point increase in interest rates along the entire interest rate curve for the years ended December 31, 2007, 2006 and 2005 would have increased our interest cost by approximately $25.4 million, $14.1 million and $5.8 million, respectively, offset by an increase in our investment income of approximately $22.3 million, $15.2 million and $7.9 million, respectively.

Our operating results will depend in large part on differences between the income from our assets and our borrowing costs. Most of our assets and borrowings are variable-rate instruments that we finance with variable rate debt. The objective of this strategy is to minimize the impact of interest rate changes on the spread between the yield on our assets and our cost of funds. We enter into hedging transactions with respect to all liabilities relating to fixed rate assets. If we were to finance fixed rate assets with variable rate debt and the benchmark for our variable rate debt increased, our net income would decrease. Furthermore, as most of our available financing provides for an ability of the lender to mark-to-market our assets and make margin calls based on a change in the value of our assets, financing fixed rate assets with this debt creates the risk that an increase in fixed rate benchmarks (such as "swap" yields) would decrease the value of our fixed rate assets. We have entered into certain swap transactions in anticipation of drawing upon our mark-to-market debt to hedge against this risk. Some of our loans are subject to various interest rate floors. As a result, if interest rates fall below the floor rates, the spread between the yield on our assets and our cost of funds will increase, which will generally increase our returns. Because we generate income principally from the spread between the yields on our assets and the cost of our borrowing and hedging activities, our net income will generally increase if LIBOR increases and decrease if LIBOR decreases, but this may not always be true in the future. Our exposure to interest rates will also be affected by our overall corporate leverage, which we generally target to be 70% to 80% of the carrying value of our assets, although our actual leverage may vary depending on our mix of assets.

In the event of a significant rising interest rate environment and/or economic downturn, could increase and result in credit losses to us, which could adversely affect our liquidity and operating results. Further, such delinquencies or defaults could have an adverse effect on the spreads between interest-earning assets and interest-bearing liabilities.

The aggregate carrying values, allocated by product type and weighted average coupons of our loans, other lending investments and CMBS as of December 31, 2007 and December 31, 2006 were as follows:

	Carrying Value[1]		Allocation by Investment Type		Fixed Rate: Average Yield		Floating Rate: Average Spread over LIBOR[2]	
($ IN THOUSANDS)	2007	2006	2007	2006	2007	2006	2007	2006
Whole loans, floating rate	$1,594,338	$1,372,316	60%	63%	—	—	332 bps	327 bps
Whole loans, fixed rate	204,192	42,376	8%	2%	7.79%	11.69%	—	—
Subordinate interests in whole loans, floating rate	146,901	236,308	6%	11%	—	—	447 bps	445 bps
Subordinate interests in whole loans, fixed rate	61,890	48,769	2%	2%	8.78%	8.54%	—	—
Mezzanine loans, floating rate	413,813	226,675	16%	10%	—	—	607 bps	665 bps
Mezzanine loans, fixed rate	203,753	216,216	8%	10%	8.91%	9.92%	—	—
Preferred equity, fixed rate	11,858	44,224	—	2%	10.09%	10.68%	—	—
Subtotal/Weighted average	$2,636,745	$2,186,884	100%	100%	8.45%	10.04%	395 bps	384 bps
Real Estate Securities, floating rate	23,817	—	3%	—	—	—	593 bps	—
Real Estate Securities, fixed rate	768,166	—	97%	—	6.13%	—	—	—
Subtotal/Weighted average	791,983	—	100%	—	6.13%	—	593 bps	—
Total	$3,428,728	$2,186,884	100%	100%	7.02%	10.04%	397 bps	384 bps

(1) Loans, other lending investments and CMBS are presented after scheduled amortization payments and prepayments, and are net of unamortized fees, discounts, asset sales, unfunded commitments, reserves for possible loan losses, and other adjustments.

(2) Spreads over an index other than LIBOR have been adjusted to a LIBOR based equivalent.

The carrying value of our loans, other lending investments and CMBS is net of unamortized fees, discounts, and other adjustments of $80,279 and $35,500 at December 31, 2007 and 2006, respectively, and unfunded commitments of $297,719 and $289,153 at December 31, 2007 and 2006, respectively.

As of December 31, 2007, our loans, other lending investments and CMBS had the following maturity characteristics:

Year of Maturity	Number of Investments Maturing	Current Carrying Value (In thousands)	% of Total
2008	30	$998,605	29%
2009	31	841,312	25%
2010	12	344,389	10%
2011	2	56,959	2%
2012	3	77,433	2%
Thereafter	27	1,110,030	32%
Total	105	$3,428,728	100%
Weighted average maturity[1]			4.01 years

(1) The calculation of weighted average maturity is based upon the initial term of the investment and does not include option or extension periods, or the ability to prepay the investment after a negotiated lock-out period, any or all of which may be available to the borrower.

Combined aggregate principal maturities of our consolidated CDOs, repurchase facilities, trust preferred securities, proportionately consolidated mortgage note payable related to our TIC interest in 55 Corporate Drive, mortgage note relating to 292 Madison Avenue and unsecured revolving credit facility as of December 31, 2007 are as follows:

	CDOs	Repurchase Facilities	Trust Preferred Securities	Mortgage Notes Payable	Unsecured Revolving Credit Facility	Total
2008	$ —	$ —	$ —	$ —	$ —	$ —
2009	—	200,197	—	—	—	200,197
2010	—	—	—	—	—	—
2011	—	—	—	—	—	—
2012						
Thereafter	2,735,145	—	150,000	153,624[(1)]	—	3,038,769
Total	$2,735,145	$200,197	$150,000	$153,624	$ —	$3,238,966

(1) We have a 49.75% interest in the mortgage note for $94,525 and a 100% interest in the $59,099 note.

The following table summarizes the notional and fair value of our derivative financial instruments at December 31, 2007. The notional value is an indication of the extent of our involvement in each instrument at that time, but does not represent exposure to credit, interest rate or market risks:

	Benchmark Rate	Notional Value	Strike Rate	Effective Date	Expiration Date	Fair Value
Interest Rate Swap	3 month LIBOR	699,441	5.331%	8/2007	1/2018	$(47,143)
Interest Rate Swap	3 month LIBOR	347,909	5.408%	8/2007	5/2017	(21,036)
Interest Rate Swap	1 month LIBOR	42,718	4.990%	1/2007	1/2017	(1,791)
Interest Rate Swap	1 month LIBOR	24,143	4.990%	1/2007	1/2017	(1,015)
Interest Rate Swap	1 month LIBOR	16,413	5.081%	5/2007	5/2017	(789)
Interest Rate Swap	3 month LIBOR	12,000	9.850%	8/2006	8/2011	(516)
Interest Rate Swap	3 month LIBOR	3,465	5.178%	4/2006	3/2010	(105)
Interest Rate Swap	3 month LIBOR	14,650	4.425%	11/2007	7/2015	(59)
Interest Rate Swap	1 month LIBOR	$3,465	4.280%	7/2005	12/2009	$(41)
Total		$1,164,204				$(72,495)

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Financial Statements and Schedules

GRAMERCY CAPITAL CORP.

Schedules

All other schedules are omitted because they are not required or the required information is shown in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Gramercy Capital Corp.

We have audited the accompanying consolidated balance sheets of Gramercy Capital Corp. as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2007, 2006, and 2005. Our audits also included the financial statement schedule listed in the Index as Item 15(a)(2). These financial statements and schedule are the responsibility of Gramercy Capital Corp.'s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gramercy Capital Corp. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, 2006 and 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, Gramercy Capital Corp. adopted Statement of Financial Accounting Standards No. 123®, "Share-Based Payment".

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Gramercy Capital Corp.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, New York
March 13, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Gramercy Capital Corp.

We have audited Gramercy Capital Corp.'s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Gramercy Capital Corp.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Gramercy Capital Corp.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Gramercy Capital Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Gramercy Capital Corp. as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2007 of Gramercy Capital Corp. and our report dated March 13, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

New York, New York
March 13, 2008

CONSOLIDATED BALANCE SHEETS

(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)	December 31, 2007	December 31, 2006
Assets:		
Cash and cash equivalents	$ 293,126	$ 19,314
Restricted cash	135,957	354,283
Loans and other lending investments, net	2,441,747	2,144,151
Commercial mortgage backed securities	791,983	—
Investment in unconsolidated joint ventures	49,440	57,567
Loans held for sale, net	194,998	42,733
Commercial real estate, net	184,121	99,821
Accrued interest	24,177	12,092
Deferred financing costs	44,381	27,456
Deferred costs	2,271	1,271
Derivative instruments, at fair value	—	2,910
Other assets	42,877	4,515
Total assets	$4,205,078	$2,766,113
Liabilities and Stockholders' Equity:		
Repurchase agreements	$ 200,197	$ 277,412
Credit facilities	—	15,000
Collateralized debt obligations	2,735,145	1,714,250
Mortgage notes payable	153,624	94,525
Management fees payable	2,852	2,093
Incentive fee payable	2,765	1,195
Dividends payable	93,992	14,419
Accounts payable and accrued expenses	35,188	24,750
Derivative instruments, at fair value	72,495	—
Other liabilities	10,085	11,809
Junior subordinated deferrable interest debentures held by trusts that issued trust preferred securities	150,000	150,000
Total liabilities	3,456,343	2,305,453
Commitments and contingencies	—	—
Stockholders' Equity:		
Common stock, par value $0.001, 100,000,000 shares authorized, 34,850,577 and 27,878,391 shares issued and outstanding at December 31, 2007 and December 31, 2006, respectively.	34	26
Series A cumulative redeemable preferred stock, par value $0.001, liquidation preference $115,000, 4,600,000 shares authorized, 4,600,000 and 0 shares issued and outstanding at December 31, 2007 and December 31, 2006, respectively.	111,205	—
Additional paid-in-capital	685,958	453,766
Accumulated other comprehensive income	(65,658)	2,890
Retained earnings	17,196	3,978
Total stockholders' equity	748,735	460,660
Total liabilities and stockholders' equity	$4,205,078	$2,766,113

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)	Year Ended December 31, 2007	2006	2005
Revenues			
Investment income	$297,712	$176,421	$ 73,302
Rental revenue, net	10,242	2,402	1,219
Gain on sales and other income	19,331	19,392	13,564
Total revenues	327,285	198,215	88,085
Expenses			
Interest expense	177,611	98,299	33,771
Management fees	22,671	16,668	9,600
Incentive fee	32,235	7,609	2,276
Depreciation and amortization	4,623	1,582	672
Marketing, general and administrative	13,557	11,957	6,976
Provision for loan loss	9,398	1,430	1,030
Total expenses	260,095	137,545	54,325
Income before equity in net income (loss) of unconsolidated joint ventures and provision for taxes	67,190	60,670	33,760
Equity in net income (loss) of unconsolidated joint ventures	3,513	(2,960)	(1,489)
Income before provision for taxes and gain on sale of unconsolidated joint venture interests	70,703	57,710	32,271
Gain from sale of unconsolidated joint venture interest	92,235	—	—
Provision for taxes	(1,341)	(1,808)	(900)
Net Income	$161,597	$ 55,902	$ 31,371
Preferred stock dividends	(6,567)	—	—
Net income available to common stockholders	$155,030	$ 55,902	$ 31,371
Basic earnings per share:			
Net income available to common stockholders	$ 5.54	$ 2.26	$ 1.57
Diluted earnings per share:			
Net income available to common stockholders	$ 5.28	$ 2.15	$ 1.51
Dividends per common share	$ 4.45	$ 2.08	$ 1.495
Basic weighted average common shares outstanding	27,968	24,722	20,027
Diluted weighted average common shares and common share equivalents outstanding	29,379	26,009	20,781

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)	Common Stock Shares	Common Stock Par Value	Series A Preferred Stock	Additional Paid In-Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total	Comprehensive Income
Balance at December 31, 2004	18,813	19	$ —	$268,558	$ 282	$ 100	$ 268,959	$ 2,334
Net income						31,371	31,371	31,371
Net unrealized gain on derivative instruments					2,569		2,569	2,569
Net proceeds from common stock offerings	3,833	3		96,028			96,031	
Stock-based compensation — fair value				1,798			1,798	
Proceeds from stock option exercises	131	—		1,970			1,970	
Deferred compensation plan, net	26	—		1,175			1,175	
Cash distributions declared ($1.495 per common share of which none represented a return of capital for federal income tax purposes)						(31,469)	(31,469)	
Balance at December 31, 2005	22,803	22		369,529	2,851	2	372,404	$ 33,940
Net income						55,902	55,902	$ 55,902
Net unrealized gain on derivative instruments					39		39	39
Net proceeds from common stock offerings	3,000	3		79,787			79,790	
Stock-based compensation — fair value				2,259			2,259	
Proceeds from stock option exercises	63	1		1,017			1,018	
Deferred compensation plan, net	12	—		1,174			1,174	
Cash distributions declared ($2.08 per common share of which none represented a return of capital for federal income tax purposes)						(51,926)	(51,926)	
Balance at December 31, 2006	25,878	26		$453,766	$ 2,890	$ 3,978	$ 460,660	$ 55,941
Net income						161,597	161,597	$161,597
Net unrealized loss on derivative instruments					(62,973)		(62,973)	(62,973)
Net unrealized loss on securities previously available for sale					(5,575)		(5,575)	(5,575)
Net proceeds from common stock offering	8,635	8		224,175			224,183	
Net proceeds from issuance of preferred stock			111,205				111,205	
Stock-based compensation — fair value				1,059			1,059	
Proceeds from stock option exercises	103	0		2,008			2,008	
Deferred compensation plan, net	234	—		4,950			4,950	
Cash distributions declared ($4.45 per common share of which none represented a return of capital for federal income tax purposes)						(148,379)	(148,379)	
Balance at December 31, 2007	34,850	$34	$111,205	$685,958	$ (65,658)	$ 17,196	$ 748,735	$ 93,049

The accompanying notes are an integral part of these financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(AMOUNTS IN THOUSANDS)	Year Ended December 31, 2007	2006	2005
Operating Activities			
Net income	$ 161,597	$ 55,902	$ 31,371
Adjustments to reconcile net income available to common stockholders to net cash provided by operating activities:			
Depreciation and amortization	11,926	6,042	3,448
Amortization of discount, premium and other fees on investments	(25,821)	(12,956)	(1,810)
Deferred rents receivable	(8,757)	(1,488)	—
Equity in net income (loss) of unconsolidated joint ventures	(3,513)	2,960	1,489
Gain on sale of securities	—	(6,362)	—
Amortization of stock compensation	6,009	3,433	2,569
Provision for loan loss	9,398	1,430	1,030
Unrealized gain (loss) on derivative instruments	(435)	—	—
Net realized gain on loans held for sale and loan commitments	(4,018)	(4,713)	—
Net realized gain on sale of Joint Venture Investment	(92,235)	—	—
Gain from early extinguishment of debt	(3,806)	—	—
Changes in operating assets and liabilities:			
New investments in loans held for sale	(151,638)	(104,931)	(182,431)
Proceeds from sale of loans held for sale	177,414	175,050	140,431
Accrued interest	(7,769)	(4,905)	(4,266)
Other assets	(18,864)	12,034	(1,364)
Management fees payable	759	764	913
Incentive fee payable	1,570	(42)	1,237
Settlement of derivative instruments	(460)	534	—
Accounts payable, accrued expenses and other liabilities	8,217	31,955	9,543
Net cash provided by operating activities	59,574	154,707	2,160
Investing Activities			
New investment originations and funded commitments	(1,914,626)	(1,847,976)	(1,030,149)
Principal collections on investments	1,201,423	810,947	273,897
Proceeds from loan syndications	238,489	—	—
Proceeds from sale of Joint Venture Investment	146,665	—	—
Investment in commercial real estate	(76,292)	(113,644)	(50,616)
Proceeds from the sale of security interests in operating real estate	—	14,812	—
Investment in commercial mortgage backed securities	(796,306)	—	—
Investment in joint venture	(42,789)	75	(59,529)
Change in restricted cash from investing activities	18,640	(11,900)	—
Deferred investment costs	(4,586)	(1,840)	(1,704)
Net cash used in investing activities	(1,229,382)	(1,149,526)	(868,101)
Financing Activities			
Proceeds from unsecured repurchase facilities	1,358,056	1,381,582	815,151
Repayments of unsecured repurchase facilities	(1,435,271)	(1,206,537)	(936,670)
Proceeds from credit facilities	129,000	—	—
Repayments of credit facilities	(144,000)	—	—
Proceeds from issuance of collateralized debt obligation	1,043,572	903,750	810,500
Repurchase of collateralized debt obligation	(18,944)	—	—
Proceeds from mortgage note payable	59,099	94,525	41,000
Change in restricted cash from financing activities	196,314	(304,567)	(50,935)
Settlement of derivative instruments	10,826	730	481
Proceeds from stock options exercised	2,008	1,018	1,970
Net proceeds from sale of preferred stock	111,205	—	—
Net proceeds from sale of common stock	224,183	79,790	156,848
Issuance of trust preferred securities	—	50,000	100,000
Deferred financing costs and other liabilities	(23,621)	(8,494)	(18,227)
Dividends paid on common stock	(64,576)	(48,240)	(22,695)
Dividends paid on preferred stock	(4,231)	—	—
Net cash provided by financing activities	1,443,620	943,557	897,423
Net increase (decrease) in cash and cash equivalents	273,812	(51,262)	31,482
Cash and cash equivalents at beginning of period	19,314	70,576	39,094
Cash and cash equivalents at end of period	$ 293,126	$ 19,314	$ 70,576
Non-cash activity			
Change in investment in unconsolidated joint ventures	$ —	$ 1,814	$ —
Supplemental cash flow disclosures			
Interest paid	$ 163,135	$ 80,956	$ 22,440
Income taxes paid	$ 869	$ 1,888	$ 828

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1. ORGANIZATION

Gramercy Capital Corp. (the "Company" or "Gramercy") is a commercial real estate specialty finance company that focuses on the direct origination and acquisition of whole loans, subordinate interests in whole loans, mezzanine loans, bridge loans, distressed debt, preferred equity, and net lease investments involving commercial properties throughout the United States. We have also established a CMBS business that focuses on the acquisition, trading and financing of commercial mortgage backed securities, or CMBS, and other real estate related securities. When evaluating transactions, we assess our risk-adjusted return and target transactions with yields that seek to provide excess returns for the risks being taken.

Substantially all of the Company's operations are conducted through GKK Capital LP, a Delaware limited partnership, or our Operating Partnership. The Company, as the sole general partner of, and currently the holder of 100% of the common units of, the Operating Partnership, have responsibility and discretion in the management and control of the Operating Partnership, and the limited partners of the Operating Partnership, in such capacity, have no authority to transact business for, or participate in the management activities of, the Operating Partnership. Accordingly, we consolidate the accounts of our Operating Partnership.

The Company is externally managed and advised by GKK Manager LLC, or the Manager, a majority-owned subsidiary of SL Green Realty Corp., or SL Green. At December 31, 2007, SL Green owned approximately 22% of the outstanding shares of our common stock. We qualified as a real estate investment trust, or REIT, under the Internal Revenue Code commencing with our taxable year ending December 31, 2004 and expect to qualify for the current fiscal year. To maintain our tax status as a REIT, we plan to distribute at least 90% of our taxable income.

As of December 31, 2007, the Company held loans, other lending investments and CMBS of $3,428,728 net of fees, discounts, and unfunded commitments with an average spread to LIBOR of 397 basis points for our floating rate investments, and an average yield of 7.02% for our fixed rate investments. As of December 31, 2007, the Company also held interests in three credit tenant net lease investments, or CTL investments, two interests in fee positions on properties subject to long-term ground leases and a 100% fee interest in a property subject to a long-term ground lease.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include our accounts and those of our subsidiaries which are wholly-owned or controlled by us, or entities which are variable interest entities in which we are the primary beneficiaries under FASB Interpretation No. 46, or FIN 46, "Consolidation of Variable Interest Entities." FIN 46 requires a variable interest entity, or VIE, to be consolidated by its primary beneficiary. The primary beneficiary is the party that absorbs a majority of the VIE's anticipated losses and/or a majority of the expected returns. The Company has evaluated its investments for potential classification as variable interests by evaluating the sufficiency of the entities' equity investment at risk to absorb losses, and determined that the Company is not the primary beneficiary for any of its investments. Entities which we do not control and entities which are VIE's, but where we are not the primary beneficiary, are accounted for under the equity method. All significant intercompany balances and transactions have been eliminated.

Variable Interest Entities

The Company's ownership of the subordinated classes of CMBS from a single issuer may provide us with the right to control the foreclosure/workout process on the underlying loans. There are certain exceptions to the scope of FIN 46R, one of which provides that an investor that holds a variable interest in a qualifying special-purpose entity ("QSPE") does not consolidate that entity unless the investor has the unilateral ability to cause the entity to liquidate. FASB Statement No. 140, or SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," provides the requirements for an entity to qualify as a QSPE. To maintain the QSPE exception, the special-purpose entity must initially meet the QSPE criteria and must continue to satisfy such criteria in subsequent periods. A special-purpose entity's QSPE status can be affected in future periods by activities by its transferors or other involved parties, including the manner in which certain servicing activities are performed. To the extent that the Company's CMBS investments were issued by a special-purpose entity that meets the QSPE requirements, we record those investments at the purchase price paid. To the extent the underlying special-purpose entities do not satisfy the QSPE requirements, we follow the guidance set forth in FIN 46R as the special-purpose entities would be determined to be VIEs.

The Company has analyzed the pooling and servicing agreements governing each of our controlling class CMBS investments and the Company believes that the terms of those agreements conform to industry standards and are consistent with the QSPE criteria. However, there is uncertainty with respect to QSPE treatment due to ongoing review by accounting standard setters, potential actions by various parties involved with the QSPE (discussed in the paragraph above), as well as varying and evolving interpretations of the QSPE criteria under SFAS No. 140. Additionally, the standard setters continue to review the FIN 46R provisions related to the computations used to determine the primary beneficiary of a VIE.

At December 31, 2007, the Company owned securities of three controlling class CMBS trusts with a carrying value of $38,007. The total par amounts of CMBS issued by the three CMBS trusts was $921,654. Using the fair value approach to calculate expected losses or residual returns, we have concluded that we would not be the primary beneficiary of any of the underlying special-purpose entities. At December 31, 2007, our maximum exposure to loss as a result of our investment in these QSPEs totaled $38,007, which equals the book value of these investments as of December 31, 2007.

The financing structures that the Company offers to the borrowers on certain of our real estate loans involve the creation of entities that could be deemed VIEs and therefore, could be subject to FIN 46R. Our management has evaluated these entities and has concluded that none of such entities are VIEs that are subject to the consolidation rules of FIN 46R.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Restricted Cash

Restricted cash at December 31, 2007 consists of $130,633 on deposit with the trustee of our collateralized debt obligations, or CDOs, representing the proceeds of repayments from loans serving as collateral in our CDOs, which will be used to fund investments to replace those trust assets which are repaid or sold by the trust, interest payments received by the trustee on investments that serve as collateral for our CDOs, which are remitted to the Company on a quarterly basis, and future funding obligations on certain investments. The remaining balance consists of interest reserves held on behalf of borrowers and $5,324 representing the Company's proportionate share of the reserves of 55 Corporate Drive.

Loans and Investments and Loans Held for Sale

Loans held for investment are intended to be held to maturity and, accordingly, are carried at cost, net of unamortized loan origination fees, discounts, repayments, sales of partial interests in loans, and unfunded commitments unless such loan or investment is deemed to be impaired. Loans held for sale are carried at the lower of cost or market value using available market information obtained through consultation with dealers or other originators of such investments. The Company may originate or acquire preferred equity interests that allow it to participate in a percentage of the underlying property's cash flows from operations and proceeds from a sale or refinancing. Should the Company make such a preferred equity investment, it must determine whether that investment should be accounted for as a loan, joint venture or as an interest in real estate.

Specific valuation allowances are established for possible credit losses on loans based on the fair value of collateral on an individual loan basis. The fair value of the collateral is determined by selecting the most appropriate valuation methodology, or methodologies, among several generally available and accepted in the commercial real estate industry. The determination of the most appropriate valuation methodology is based on the key characteristics of the collateral type. These methodologies include the evaluation of operating cash flow from the property during the projected holding period, and the estimated sales value of the collateral computed by applying an expected capitalization rate to the stabilized net operating income of the specific property, less selling costs, all of which are discounted at market discount rates.

If upon completion of the valuation, the estimated fair value of the underlying collateral securing the loan is less than the net carrying value of the loan, an allowance is created with a corresponding charge to the provision for possible loan losses. The allowance for each loan is maintained at a level we believe is adequate to absorb possible losses. Impairment losses are recognized as a direct write-down of the loan investment with a corresponding charge-off to the allowance. We maintained a reserve of $8,658 and $2,460 at December 31, 2007 and December 31, 2006, respectively. During the year ended December 31, 2007, charge-offs totaled $3,200. There were no charge-offs for the year ended December 31, 2006.

Commercial Mortgage Backed Securities

The Company designates its CMBS investments pursuant to FASB Statement of Financial Accounting Standards No. 115, or FAS 115, on the date of acquisition of the investment. Held to maturity investments are stated at cost plus the amortization of any premiums or discounts and any premiums or discounts are amortized through the consolidated statements of income using the level yield method. CMBS securities that the Company does not hold for the purpose of selling them in the near-term but may dispose of prior to maturity, are designated as available-for-sale and are carried at estimated fair value with the net unrealized gains or losses recorded as a component of accumulated other comprehensive income (loss) in stockholders equity. Unrealized losses on securities that in the judgment of management are other than temporary are charged against earnings as a loss on the income statement. In November 2007, subsequent to financing the Company's CMBS investments in its CDOs, the Company redesignated all of its available-for-sale CMBS investments with a book value of approximately $43.6 million to held to maturity. As of December 31, 2007, the unrealized loss on the redesignated CMBS investments included in other comprehensive income was $5,575.

The Company accounts for CMBS (other than those of high credit quality or sufficiently collateralized to ensure that the possibility of credit loss is remote) under Emerging Issues Task Force 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets," or EITF 99-20. Accordingly, on a quarterly basis, when significant changes in estimated cash flows from the cash flows previously estimated occur due to actual prepayment and credit loss experience, and the present value of the revised cash flow is less then the present value previously estimated, an other-than-temporary impairment is deemed to have occurred. The security is written down to fair value with the resulting charge against earnings and a new cost basis is established. The Company calculates a revised yield based on the current amortized cost of the investment (including any other-than-temporary impairments recognized to date) and the revised yield is then applied prospectively to recognize interest income.

The Company determines the fair value of CMBS based on the types of securities in which the Company has invested. For liquid, investment-grade securities, we consult with dealers of such securities to periodically obtain updated market pricing for the same or similar instruments. For non-investment grade securities, we actively monitor the performance of the underlying properties and loans and update our pricing model to reflect changes in projected cash flows. The value of the securities is derived by applying discount rates to such cash flows based on current market yields. The yields employed are obtained from our own experience in the market, advice from dealers and/or information obtained in consultation with other investors in similar instruments. Because fair value estimates may vary to some degree, we must make certain judgments and assumptions about the appropriate price to use to calculate the fair values for financial reporting purposes. Different judgments and assumptions could result in different presentations of value.

In accordance with SFAS No. 115, when the estimated fair value of the security classified as available-for-sale has been below amortized cost for a significant period of time and the Company concludes that it no longer has the ability or intent to hold the security for the period of time over which the Company expects the values to recover to amortized cost, the investment is written down to its fair value, and this loss is realized and charged against earnings. The determination of other-than-temporary impairment is a subjective process, and different judgments and assumptions could affect the timing of loss realization.

CTL Investments

Consolidated CTL investments are recorded at cost less accumulated depreciation. Costs directly related to the acquisition of such investments are capitalized. Certain improvements are capitalized when they are determined to increase the useful life of the building. Capitalized items are depreciated using the straight-line method over the shorter of the useful lives of the capitalized item or 40 years for buildings or facilities, the remaining life of the facility for facility improvements, four to seven years for personal property and equipment, and the shorter of the remaining lease term or the expected life for tenant improvements.

Results of operations of properties acquired are included in the Statement of Income from the date of acquisition.

In accordance with FASB No. 144, or SFAS 144, "Accounting for the Impairment of Disposal of Long-Lived Assets," a property to be disposed of is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell. Once an asset is held for sale, depreciation expense and straight-line rent adjustments are no longer recorded and historic results are reclassified as Discontinued Operations.

In accordance with FASB No. 141, or SFAS 141, "Business Combinations," the Company allocates the purchase price of real estate to land and building and, if determined to be material, intangibles, such as the value of above, below and at-market leases and origination costs associated with the in-place leases. The Company depreciates the amount allocated to building and other intangible assets over their estimated useful lives, which generally range from three to 40 years. The values of the above and below-market leases are amortized and recorded as either an increase (in the case of below-market leases) or a decrease (in the case of above-market leases) to rental income over the remaining term of the associated lease. The value associated with in-place leases and tenant relationships are amortized over the expected term of the relationship, which includes an estimated probability of the lease renewal, and its estimated term. If a tenant vacates its space prior to the contractual termination of the lease and no rental payments are being made on the lease, any unamortized balance of the related intangible will be written off. The tenant improvements and origination costs are amortized as an expense over the remaining life of the lease (or charged against earnings if the lease is terminated prior to its contractual expiration date). The Company assesses fair value of the leases based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends, and market/economic conditions that may affect the property.

Investments in Unconsolidated Joint Ventures

The Company accounts for its investments in unconsolidated joint ventures under the equity method of accounting since it exercises significant influence, but does not unilaterally control, the entities and are not considered to be the primary beneficiary under FIN 46. In the joint ventures, the rights of the other investor are protective and participating. Unless we are determined to be the primary beneficiary, these rights preclude us from consolidating the investments. The investments are recorded initially at cost as an investment in unconsolidated joint ventures, and subsequently are adjusted for equity in net income (loss) and cash contributions and distributions. Any difference between the carrying amount of the investments on our balance sheet and the underlying equity in net assets is amortized as an adjustment to equity in net income (loss) of unconsolidated joint ventures over the lesser of the joint venture term or 40 years. None of the joint venture debt is recourse to the Company. As of December 31, 2007 and 2006, the Company had investments of $49,440 and $57,567 in unconsolidated joint ventures, respectively.

Revenue Recognition

Interest income on debt investments is recognized over the life of the investment using the effective interest method and recognized on the accrual basis. Fees received in connection with loan commitments are deferred until the loan is funded and are then recognized over the term of the loan using the effective interest method. Anticipated exit fees, whose collection is expected, are also recognized over the term of the loan as an adjustment to yield. Fees on commitments that expire unused are recognized at expiration. Fees received in exchange for the credit enhancement of another lender, either subordinate or senior to us, in the form of a guarantee are recognized over the term of that guarantee using the straight-line method.

Income recognition on loans is generally suspended at the earlier of the date on which payments become 90 days past due or when, in the opinion of the Manager, a full recovery of income and principal becomes doubtful. Income recognition is resumed when the loan becomes contractually current and performance is demonstrated to be resumed.

We designate loans as non-performing at such time as: (1) the loan becomes 90 days delinquent; or (2) the loan has a maturity default. All non-performing loans are placed on non-accrual status and income is recognized only upon actual cash receipt. At December 31, 2007, the Company had one non-performing loan with a carrying value of $29,058. The Company believes there is adequate collateral and reserves to support the carrying value of the loan. There were no non-performing loans at December 31, 2006. The Company classifies loans as sub-performing if they are not performing in accordance with their terms, in all material respects, but they do not qualify as non-performing loans. The specific facts and circumstances of these loans may cause them to ripen into non-performing loans should certain events occur. At December 31, 2007, one first mortgage loan with a carrying value of $10,403, and one 40% participation interest in a first mortgage loan with a carrying value of $22,000, were classified as sub-performing. There were no sub-performing loans at December 31, 2006.

In some instances the Company may sell all or a portion of its investments to a third party or to SL Green. To the extent the fair value received for an investment exceeds the amortized cost of that investment and FASB Statement No. 140, or SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," criteria is met, under which control of the asset that is sold is surrendered making it a "true sale," a gain on the sale will be recorded through earnings as other income. To the extent an investment that is sold has a discount or fees, which were deferred at the time the investment was made and were being recognized over the term of the investment, the unamortized portion of the discount or fees are recognized at the time of sale and recorded as a gain on the sale of the investment through other income. For the years ended December 31, 2007, 2006 and 2005, the Company recognized $3,985, $5,349 and $10,474 in net gains from the sale of debt investments or commitments, respectively.

Rental revenue is recognized on a straight-line basis over the term of the lease. The excess of rents recognized over amounts contractually due pursuant to the underlying leases is included in other assets on the accompanying balance sheets. The Company may establish, on a current basis, an allowance against this account for future potential tenant credit losses, which may occur. The balance reflected on the balance sheet will be net of such allowance.

In addition to base rent, the tenants in the Company's CTL investments also pay all operating costs of owned property including real estate taxes.

Reserve for Possible Loan Losses

Specific valuation allowances are established for possible credit losses on loans in instances where it is deemed possible that the Company will be unable to collect all amounts of principal and interest according to the contractual terms of the loan. The Company considers the estimated value of the collateral securing the loan, and compares it to the carrying value of the loan. The estimated value of the collateral is determined by selecting the most appropriate valuation methodology, or methodologies, among several generally available and accepted in the commercial real estate industry. The determination of the most appropriate valuation methodology is based on the key characteristics of the collateral type, collateral location, quality of the sponsor, and other factors. These methodologies include the evaluation of operating cash flow from the property during the projected holding period, and the estimated sales value of the collateral computed by applying an expected capitalization rate to the stabilized net operating income of the specific property, less selling costs, all of which are discounted at market discount rates. Because the determination of estimated value is based upon projections of future economic events, which are inherently subjective, amounts ultimately realized from loans and investments may differ materially from the carrying value at the balance sheet date.

If, upon completion of the valuation, the estimated value of the underlying collateral securing the loan is less than the net carrying value of the loan, an allowance is created with a corresponding charge to the provision for possible loan losses. The allowance for each loan is maintained at a level we believe is adequate to absorb possible losses. Impairment losses are recognized as a direct write-down of the loan investment with a corresponding charge-off to the allowance. During the year ended December 31, 2007, the Company incurred a charge-off totaling $3,200 related to a defaulted loan, which has a carrying value of $19,155 at December 31, 2007, and is recorded in other assets. There were no charge-offs for the year ended December 31, 2006. The Company maintained a reserve for possible loan losses of $8,658 against investments with a carrying value of $264,612 as of December 31, 2007, and a reserve for possible loan losses of $2,460 against investments with a carrying value of $131,427 as of December 31, 2006. There were no charge-offs for the year ended December 31, 2006.

Deferred Costs

Deferred costs consist of fees and direct costs incurred to originate new investments and are amortized using the effective yield method over the related term of the investment. Costs incurred in connection with the Company's merger agreement to acquire American Financial Realty Trust (NYSE: AFR), or American Financial, of $16,897 are included in other assets at December 31, 2007.

In March 2006, we recorded a nonrecurring charge of $525 for third-party professional expenses in connection with a possible business combination involving the acquisition of a publicly-traded commercial real estate finance company with business lines considered by our management to be highly complementary to ours. The decision to expense these costs was made once management concluded the proposed transaction was unlikely to occur on terms advantageous to us.

Deferred Financing Costs

Deferred financing costs represent commitment fees, legal and other third party costs associated with obtaining commitments for financing which result in a closing of such financing. These costs are amortized over the terms of the respective agreements and the amortization is reflected in interest expense. Unamortized deferred financing costs are expensed when the associated debt is refinanced or repaid before maturity. Costs incurred in seeking financing transactions, which do not close, are expensed in the period in which it is determined that the financing will not close.

Stock Based Compensation Plans

The Company has a stock-based compensation plan, described more fully in Note 14. The Company accounts for this plan using the fair value recognition provisions of FASB Statement 123(R), "Share-Based Payment, a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation."

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's plan has characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in our opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our stock options.

Compensation cost for stock options, if any, is recognized ratably over the vesting period of the award. The Company's policy is to grant options with an exercise price equal to the quoted closing market price of its stock on the business day preceding the grant date. Awards of stock or restricted stock are expensed as compensation on a current basis over the benefit period.

The fair value of each stock option granted is estimated on the date of grant for awards to co-leased employees, and quarterly for options issued to non-employees, using the Black-Scholes option pricing model with the following weighted average assumptions for grants in 2007 and 2006.

	2007	2006
Dividend yield	7.9%	8.0%
Expected life of option	5.9 years	6.7 years
Risk-free interest rate	4.32%	4.14%
Expected stock price volatility	28.0%	21.0%

Incentive Distribution (Class B Limited Partner Interest)

The Class B limited partner interests are entitled to receive an incentive return equal to 25% of the amount by which funds from operations, or FFO plus certain accounting gains (as defined in the partnership agreement of the Operating Partnership which was amended and restated in April 2006) exceed the product of our weighted average stockholders equity (as defined in the amended and restated partnership agreement of the Operating Partnership) multiplied by 9.5% (divided by 4 to adjust for quarterly calculations). The Company will record any distributions on the Class B limited partner interests as an incentive distribution expense in the period when earned and when payment of such amounts has become probable and reasonably estimable in accordance with the partnership agreement. These cash distributions will reduce the amount of cash available for distribution to our common unitholders in our Operating Partnership and to common stockholders. The Company incurred approximately $32,235, $7,609 and $2,276 with respect to such Class B limited partner interests for the years ended December 31, 2007, 2006 and 2005, respectively.

Derivative Instruments

In the normal course of business, the Company uses a variety of commonly used derivative instruments that are considered conventional or "plain vanilla" derivatives, including interest rate swaps, caps, collars and floors, to manage, or hedge, interest rate risk. The Company requires that hedging derivative instruments be effective in reducing the interest rate risk exposure that they are designated to hedge. This effectiveness is essential for qualifying for hedge accounting. Some derivative instruments are associated with an anticipated transaction. In those cases, hedge effectiveness criteria also require that it be probable that the underlying transaction occurs. Instruments that meet these hedging criteria are formally designated as hedges at the inception of the derivative contract. The Company expressly prohibits the use of unconventional derivative instruments and using derivative instruments for trading or speculative purposes. Further, the Company has a policy of only entering into contracts with major financial institutions based upon their credit ratings and other factors.

To determine the fair value of derivative instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments including most derivatives, long-term investments and long-term debt, standard market conventions and techniques such as discounted cash flow analysis, option-pricing models, replacement cost, and termination cost are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

In the normal course of business, the Company is exposed to the effect of interest rate changes and limit these risks by following established risk management policies and procedures including the use of derivatives. To address exposure to interest rates, the company uses derivatives primarily to hedge the mark-to-market risk of our liabilities with respect to certain of our assets. The company may also use derivatives to hedge variability in sales proceeds to be received upon the sale of loans held for sale.

FASB No. 133, or SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by FASB No. 149, requires us to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. If material, the ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. SFAS 133 may increase or decrease reported net income and stockholders' equity prospectively, depending on future levels of LIBOR, swap spreads and other variables affecting the fair values of derivative instruments and hedged items, but will have no effect on cash flows, provided the contract is carried through to full term.

The Company may employ swaps, forwards or purchased options to hedge qualifying forecasted transactions. Gains and losses related to these transactions are deferred and recognized in net income as interest expense or other income in the same period or periods that the underlying transaction occurs, expires or is otherwise terminated.

All hedges held by the Company are deemed to be effective in meeting the hedging objectives established by the Company's corporate policy governing interest rate risk management. The effect of the Company's derivative instruments on our financial statements is discussed more fully in Note 17.

Income Taxes

The Company elected to be taxed as a REIT, under Sections 856 through 860 of the Internal Revenue Code, beginning with the taxable year ended December 31, 2004. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its ordinary taxable income to stockholders. As a REIT, the Company generally will not be subject to federal income tax on taxable income that is distributed to our stockholders. If the Company fails to qualify as a REIT in any taxable year, the Company will then be subject to federal income taxes on taxable income at regular corporate rates and the Company will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service grants relief under certain statutory provisions. Such an event could materially adversely affect the Company's net income and net cash available for distributions to stockholders. However, the Company believes that it will be organized and operate in such a manner as to qualify for treatment as a REIT and the Company intends to operate in the foreseeable future in such a manner to qualify as a REIT for federal income tax purposes. The Company may, however, be subject to certain state and local taxes.

Our taxable REIT subsidiaries, or TRSs, are subject to federal, state and local taxes.

Underwriting Commissions and Costs

Underwriting commissions and costs incurred in connection with our stock offerings are reflected as a reduction of additional paid-in-capital.

Earnings Per Share

The Company presents both basic and diluted earnings per share, or EPS. Basic EPS excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, where such exercise or conversion would result in a lower EPS amount.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash investments, debt investments and accounts receivable. Gramercy places its cash investments in excess of insured amounts with high quality financial institutions. The Manager performs ongoing analysis of credit risk concentrations in the Company's debt investment portfolio by evaluating exposure to various markets, underlying property types, investment structure, term, sponsors, tenants and other credit metrics. Six investments accounted for more than 21% of the total carrying value of our debt investments as of December 31, 2007 compared to four investments which accounted for more than 21% of the total carrying value of our debt investments as of December 31, 2006. Six investments accounted for approximately 21% of the revenue earned on our debt investments for the year ended December 31, 2007, compared to six investments which accounted for approximately 22% of the revenue earned on our debt investments for the year ended December 31, 2006 and three investments which accounted for approximately 25% of the revenue earned on our debt investments for the year ended December 31, 2005. The largest sponsor accounted for approximately 5% of the total carrying value of our debt investments as of December 31, 2007 compared to approximately 8% of the total carrying value of our debt investments as of December 31, 2006. The largest sponsor accounted for approximately 3% of the revenue earned on our debt investments for the year ended December 31, 2007, compared to approximately 5% of the revenue earned on our debt investments for the year ended December 31, 2006

Recently Issued Accounting Pronouncements

In June 2006, the FASB issued Interpretation No. 48, or FIN 48, "Accounting for Uncertainty in Income Taxes." This interpretation, clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FAS 109. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, disclosure, and transition. This interpretation was effective January 1, 2007 for the Company. The adoption of FIN 48 did not have a material impact on our financial results for the year ended December 31, 2007.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements, or SFAS No. 157. SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. This statement clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability. SFAS No. 157 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS No. 157 applies whenever other standards require assets or liabilities to be measured at fair value. This statement is effective in fiscal years beginning after November 15, 2007. The Company believes that the adoption of this standard on January 1, 2008 will not have a material effect on its financial position or results of operations. The Company does not believe the adoption of SFAS No. 157 will have a material impact on our consolidated financial statements.

In February 2007, the FASB issued Statement No. 159, or SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS 159 permits entities to choose to measure many financial instruments and certain other items, at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 applies to reporting periods beginning after November 15, 2007. The Company will adopt SFAS 159 as required.

In June 2007, the American Institute of Certified Public Accountants or AICPA issued Statement of Position ("SOP") 07-01 "Clarification of the Scope of the Audit and Accounting Guide for Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies" SOP 07-1. SOP 07-1 clarifies the scope of accounting for investment companies and provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide for Investment Companies or the Guide. For those entities that are investment companies under SOP 07-1, the specialized industry accounting principles of the Guide (referred to as Investment Company accounting) should be retained by a parent company when it consolidates its interest in the investment company or by an equity method investor when it records its interest in the investment company. The SOP also provides for certain disclosure requirements for parent companies and equity method investors in investment companies that continue investment company accounting in the parent's consolidated financial statements or the financial statements of the equity method investor. The SOP was to be effective for fiscal years beginning on or after December 15, 2007; however in a meeting on October 17, 2007, the FASB voted to indefinitely defer the effective date and add to the FASB's technical agenda, consideration of amending certain provisions of the SOP. The Company maintains an exemption from the Investment Company Act of 1940, as amended, and is therefore not regulated as an investment company and as a REIT, the Company is not subject to the AICPA's Investment Company

Accounting and Auditing Guide. The Company continues to monitor the FASB's developments with respect to SOP 07-1.

In February 2008, the FASB issued Staff Position No. 140-3, or FSP 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions." FSP 140-3 provides guidance on the accounting for a purchase of a financial asset from a counterparty and contemporaneous financing of the acquisition through repurchase agreements with the same counterparty. Under this guidance, the purchase and related financing are linked, unless all of the following conditions are met at the inception of the transaction: 1) the purchase and corresponding financing are not contractually contingent; 2) the repurchase financing provides recourse; 3) the financial asset and repurchase financing are readily obtainable in the marketplace and are executed at market rates; and 4) the maturity of financial asset and repurchase are not conterminous. A linked transaction would require a determination under FAS 140 to conclude if the transaction meets the requirements for sale accounting. If the linked transaction does not meet sale accounting requirements, the net investment in the linked transaction is to be recorded as a derivative with the corresponding change in fair value of the derivative being recorded through earnings. The value of the derivative would reflect changes in the value of the underlying debt investments and changes in the value of the underlying credit provided by the counterparty. The Company currently presents these transactions gross, with the acquisition of the financial assets in total assets and the related repurchase agreements as financing in total liabilities on the consolidated balance sheets and the interest income earned on the debt investments and interest expense incurred on the repurchase obligations are reported gross on the consolidated income statements. FSP 140-3 is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Company is currently evaluating the effect, if any, that this pronouncement will have on its future financial position or results of operations.

3. LOANS AND OTHER LENDING INVESTMENTS

The aggregate carrying values, allocated by product type and weighted average coupons of the Company's loans, other lending investments and CMBS as of December 31, 2007 and December 31, 2006 were as follows:

	Carrying Value[1]		Allocation by Investment Type		Fixed Rate: Average Yield		Floating Rate: Average Spread over LIBOR[2]	
	2007	2006	2007	2006	2007	2006	2007	2006
Whole loans, floating rate	$1,594,338	$1,372,316	60%	63%	—	—	332 bps	327 bps
Whole loans, fixed rate	204,192	42,376	8%	2%	7.79%	11.69%	—	—
Subordinate interests in whole loans, floating rate	146,901	236,308	6%	11%	—	—	447 bps	445 bps
Subordinate interests in whole loans, fixed rate	61,890	48,769	2%	2%	8.78%	8.54%	—	—
Mezzanine loans, floating rate	413,813	226,675	16%	10%	—	—	607 bps	665 bps
Mezzanine loans, fixed rate	203,753	216,216	8%	10%	8.91%	9.92%	—	—
Preferred equity, fixed rate	11,858	44,224	—	2%	10.09%	10.68%	—	—
Subtotal/Weighted average	$2,636,745	$2,186,884	100%	100%	8.45%	10.04%	395 bps	384 bps
Real Estate Securities, floating rate	23,817	—	3%	—	—	—	593 bps	—
Real Estate Securities, fixed rate	768,166	—	97%	—	6.13%	—	—	—
Subtotal/Weighted average	791,983	—	100%	—	6.13%	—	593 bps	—
Total	$3,428,728	$2,186,884	100%	100%	7.02%	10.04%	397 bps	384 bps

(1) Loans, other lending investments and CMBS are presented after scheduled amortization payments and prepayments, and are net of unamortized fees, discounts, asset sales, unfunded commitments, reserves for possible loan losses, and other adjustments.

(2) Spreads over an index other than LIBOR have been adjusted to a LIBOR based equivalent.

The carrying value of the Company's loans, other lending investments and CMBS is net of unamortized fees, discounts, reserves for possible loan losses, and other adjustments of $80,279 and $35,500 at December 31, 2007 and 2006, respectively, and unfunded commitments of $297,719 and $289,153 at December 31, 2007 and 2006, respectively.

As of December 31, 2007, the Company's loans, other lending investments and CMBS had the following maturity characteristics:

Year of Maturity	Number of Investments Maturing	Current Carrying Value (In thousands)	% of Total
2008	30	$998,605	29%
2009	31	841,312	25%
2010	12	344,389	10%
2011	2	56,959	2%
2012	3	77,433	2%
Thereafter	27	1,110,030	32%
Total	105	$3,428,728	100%
Weighted average maturity[1]			4.01 years

(1) The calculation of weighted average maturity is based upon the initial term of the investment and does not include option or extension periods, or the ability to prepay the investment after a negotiated lock-out period, which may be available to the borrower.

For the years ended December 31, 2007, 2006, and 2005 the Company's investment income from loans, other lending investments and CMBS was generated by the following investment types:

	For the Year Ended December 31, 2007		For the Year Ended December 31, 2006		For the Year Ended December 31, 2005	
Investment Type	Investment Income	% of Total	Investment Income	% of Total	Investment Income	% of Total
Whole loans	$171,798	58%	$107,074	60%	$30,331	41%
Subordinate interests in whole loans	23,852	8%	42,506	24%	29,630	41%
Mezzanine loans	78,254	26%	22,353	13%	10,356	14%
Preferred equity	3,139	1%	4,488	3%	1,574	2%
CMBS	20,669	7%	—	—	1,411	2%
Total	$297,712	100%	$176,421	100%	$73,302	100%

At December 31, 2007 and December 31, 2006, the Company's loans and other lending investments, excluding CMBS, by form of investment are as follows:

	2007		2006	
Form of Investment	Carrying Value	% of Total	Carrying Value	% of Total
Whole loan	$1,798,530	68%	$1,414,693	65%
Subordinate	208,791	8%	285,078	13%
Mezzanine	617,566	23%	442,891	20%
Preferred equity	11,858	1%	44,222	2%
Total	$2,636,745	100%	2,186,884	100%

At December 31, 2007 and December 31, 2006, the Company's loans and other lending investments, excluding CMBS, had the following geographic diversification:

	2007		2006	
Region	Carrying Value	% of Total	Carrying Value	% of Total
Northeast	$1,130,799	43%	$1,169,790	53%
West	714,045	27%	579,568	27%
South	405,410	15%	310,909	14%
Midwest	79,750	3%	41,894	2%
Southwest	103,217	4%	—	—
Mid-Atlantic	150,300	6%	—	—
Various	53,224	2%	84,723	4%
Total	$2,636,745	100%	$2,186,884	100%

At December 31, 2007 and December 31, 2006, the Company's loans and other lending investments, excluding CMBS, by property type are as follows:

Property Type	2007 Carrying Value	2007 % of Total	2006 Carrying Value	2006 % of Total
Office	$ 970,362	37%	$ 825,232	38%
Hotel[1]	468,604	18%	329,446	15%
Multifamily	366,665	14%	263,829	12%
Retail	217,223	8%	212,341	10%
Land—commercial	200,445	7%	187,851	8%
Land—residential[2]	138,771	5%	152,548	7%
Condominium	126,771	5%	101,574	5%
Mixed-use	80,784	3%	—	—%
Industrial	50,730	2%	74,130	3%
Other	16,390	1%	39,933	2%
Total	$2,636,745	100%	$2,186,884	100%

(1) Two first mortgage loans with an aggregate carrying value of $69,752 secured by hotel properties controlled by the same sponsor group were performing as of December 31, 2007. Subsequent to December 31, 2007, a non-monetary, technical event of default was triggered with respect to one of the loans, which automatically triggered a cross-default provision with the other loan. Both loans are currently subject to a forbearance agreement, and both properties are being operated by an independent, national hotel management company pursuant to a court order sought by the Company. Both loans are current with respect to interest.

(2) All of the loans secured by residential land are secured by first mortgages or first deeds of trust, except for two mezzanine loans to the same sponsor with an aggregate carrying value of $59,500. These loans, which were performing as of December 31, 2007, were subsequently amended to waive certain defaults and permit the deferral of interest, and preclude the first mortgage lenders from exercising their rights and remedies (including acceleration and foreclosure) until April 2008. An initial proposal to recapitalize the borrower was recently rejected by the senior lenders. Absent a new recapitalization proposal acceptable to the first mortgage lenders, the Company expects these loans are likely to be classified as non-performing during the second quarter of 2008.

The following is a summary of the Company's CMBS investments at December 31, 2007:

Description	Number of Securities	Face Value	Book Value	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Held to maturity:						
Floating rate CMBS	6	$ 25,164	$ 23,817	—	(2,108)	$ 21,709
Fixed rate CMBS	53	796,578	768,166	793	(23,269)	745,690
Total	59	$821,742	$791,983	793	(25,377)	$767,399

The following is a summary of the underlying credit rating of the Company's CMBS investments at December 31, 2007:

	Book Value	Percentage
AAA	$737,559	93%
AA	16,276	2
BBB–	11,781	1
BB+	7,401	1
BB	4,555	1
B+	4,634	1
B	3,975	—
B–	4,873	1
Not rated	929	—
Total	$791,983	100%

For the year ended December 31, 2007, the Company recognized $3,985 in gains from the sale or syndication of loans and other lending investments totaling $181,586, of which $289 represents the recognition of unamortized discounts or fees at the time of sale. For the year ended December 31, 2006, the Company recognized $5,349 in gains from the sale or syndication of debt investments totaling $173,391, of which $313 represents the recognition of unamortized discounts or fees at the time of sale. For the year ended December 31, 2005, the Company recognized $10,474 in gains from the sale or syndication of debt investments totaling $182,035, of which $1,849 represented the recognition of unamortized discounts or fees at the time of sale.

The Company recorded provisions for loan losses of $9,398, $1,430 and $1,038 for the years ended December 31, 2007, 2006, and 2005. These provisions represent increases in loan loss reserves based on management's estimates considering delinquencies, loss experience and collateral quality by individual asset or category of asset.

During the year ended December 31, 2007, the Company incurred a charge-off totaling $3,200, relating to one defaulted loan which has a carrying value of $19,155 at December 31, 2007. There were no charge-offs for the year ended December 31, 2006.

Changes in the reserve for possible loan losses were as follows:

Reserve for possible loan losses, December 31, 2005	$ 1,030
Additional provision for loan losses	1,430
Charge-offs	—
Reserve for possible loan losses, December 31, 2006	2,460
Additional provision for loan losses	9,398
Charge-offs	(3,200)
Reserve for possible loan losses, December 31, 2007	$ 8,658

The Company evaluates CMBS investments to determine if there has been an other-than-temporary impairment. Certain of the Company's CMBS investments have an unrealized loss as the carrying value is in excess of the market value. These unrealized losses are primarily the result of market factors other than credit impairment which is generally indicated by significant change in estimated cash flows from the cash flows previously estimated due to actual prepayments and credit loss experience. The Company's CMBS investments have been in a continuous loss for less than 12 months. The Company believes the carrying value of the securities are fully recoverable over their expected holding period. The Company possesses both the intent and the ability to hold the securities until it has recovered the amortized costs. Accordingly, the Company does not believe any of the securities are other than temporarily impaired. The unrealized loss on our CMBS continued subsequent to year end.

In connection with a preferred equity investment, which was repaid in October 2006, the Company has guaranteed a portion of the outstanding principal balance of the first mortgage loan that is a financial obligation of the entity in which we have invested in the event of a borrower default under such loan. The loan matures in 2032. This guarantee is considered to be an off-balance-sheet arrangement and will survive until the repayment of the first mortgage loan. As compensation, the Company received a credit enhancement fee of $125 from the borrower, which is recognized as the fair value of the guarantee and has been recorded on its balance sheet as a liability. The liability will be amortized over the life of the guarantee using the straight-line method and corresponding fee income will be recorded. The Company's maximum exposure under this guarantee is approximately $1,424 as of December 31, 2007. Under the terms of the guarantee, the investment sponsor is required to reimburse us for the entire amount paid under the guarantee until the guarantee expires.

4. PROPERTY ACQUISITIONS

55 Corporate Drive

In June 2006, the Company closed on the acquisition of a 49.75% TIC interest in 55 Corporate Drive, located in Bridgewater, New Jersey, with a 0.25% interest to be acquired in the future. The property is comprised of three buildings totaling 670,000 square feet which is 100% net leased to an entity whose obligations are guaranteed by Sanofi-Aventis Group through April 2023. The transaction was valued at $236,000 and was financed with a $190,000, 10-year, fixed-rate first mortgage loan. The remaining 50% of the property is owned as a TIC interest by an affiliate of SL Green. Upon closing the acquisition of the property, the $90,000 whole loan previously held by the Company was repaid in full using proceeds from the new mortgage financing. The Company recorded its *pro rata* share of net income of the property of $30 and $275 for the years ended December 31, 2007 and 2006, respectively.

The following is a schedule of our proportionate share of future minimum rent payments to be received under the lease at 55 Corporate Drive:

	Rent Payments
2008	$ 6,140
2009	7,996
2010	7,996
2011	8,107
2012	8,163
Thereafter	92,762
	$131,164

292 Madison

In July 2007, the Company acquired a 100% fee interest in the property located at 292 Madison Avenue, New York, NY, from an affiliate of SL Green for $71,871. The purchase contract was negotiated directly between SL Green and the third party, and the Company took an assignment of the purchase contract at closing. The Company entered into a 70-year ground lease with the unaffiliated third party which negotiated the purchase contract with the third party then simultaneously purchased from SL Green, the Class B office building situated on the property. The Company's acquisition of the fee interest was financed with a $59,099 ten-year fixed rate mortgage loan. The Company recorded operating income on the property of $1,224 for the year ended December 31, 2007.

5. DISPOSITION OF SECURITY INTERESTS IN PROPERTY

200 Franklin Square Drive

On September 6, 2005, the Company closed on the acquisition of a 100% fee interest in 200 Franklin Square Drive, located in Somerset, New Jersey. The property is a 200,000 square foot building which is 100% net leased to Philips Holding USA Inc., a wholly-owned subsidiary of Royal Philips Electronics, through December 2021. The property was acquired for a purchase price of $50,250, excluding closing costs, and financed with a $41,000, 10-year, fixed-rate first mortgage loan.

On March 31, 2006, following the conversion of the entity that owns 200 Franklin Square Drive into a Delaware statutory trust, or DST, we sold approximately 29.3% of our security interests in the DST to a third party. Subsequently, we sold an additional 45.7% of our security interests in the DST to the same party, reducing our final ownership interest to 25.0%. The Company received total cash consideration of $12,800 for these interests and the buyer assumed 75% of the DST's underlying mortgage debt. The disposition resulted in a net gain of $4,530, after transaction costs. As a result of the disposition, this investment is now classified as an investment in joint venture and accounted for using the equity method. As of December 31, 2007, the investment has a carrying value of $2,269. The Company recorded its *pro rata* share of net income of the joint venture of $118 and $109 for the years ended December 31, 2007 and 2006, respectively.

6. INVESTMENTS IN UNCONSOLIDATED JOINT VENTURES

South Building at One Madison Avenue, New York, New York

In April 2005, the Company closed on a $57,503 initial investment in a joint venture with SL Green to acquire, own and operate the South Building located at One Madison Avenue, New York, New York, or the South Building. The joint venture was owned 45% by the Company's wholly-owned subsidiary and 55% by a wholly-owned subsidiary of SL Green. The joint venture interests are *pari passu*. Also in April 2005, the joint venture completed the acquisition of the South Building from Metropolitan Life Insurance Company for the purchase price of approximately $802,800 plus closing costs, financed in part through a $690,000 first mortgage loan on the South Building. The first mortgage was non-recourse to the Company. The South Building comprises approximately 1.2 million square feet and is almost entirely net leased to Credit Suisse Securities (USA) LLC, or CS, pursuant to a lease with a 15-year remaining term. We recorded our pro rata share of net losses of the joint venture of $759, $1,728, and $1,358 for the years ended December 31, 2007, 2006 and 2005, respectively. On July 2, 2007, the Company entered into an agreement to sell our entire investment in the One Madison Avenue joint venture to SL Green for approximately $147.0 million, subject to an external appraisal, which was to be approved by the board of directors of both parties. On August 1, 2007, an affiliate of SL Green loaned approximately $147.0 million to the Operating Partnership. This loan was to be repaid with interest at an annual rate of 5.80% on the earlier of September 1, 2007 or the closing of the sale of our 45% interest in One Madison Avenue. The sale transaction closed on August 17, 2007, at which time we realized a gain of $92,235 and simultaneously repaid the entire loan amount with interest due through such date.

101 S. Marengo Avenue, Pasadena, California

On November 29, 2005, the Company closed on the purchase of a 50% interest in an office building in Pasadena, CA. The Company also acquired an interest in certain related assets as part of the transaction. The 345,000 square foot office property, which is net leased to Bank of America through September 2015, assuming the exercise of options, and related collateral were acquired for $52,000 plus closing costs, using a non-recourse, $50,000, Ten-year fixed-rate first mortgage loan. For the years ended December 31, 2007, 2006 and 2005, the Company recorded its *pro rata* share of net losses of the joint ventures of $1,431, $1,341 and $131, respectively.

2 Herald Square, New York, New York

In April 2007, the Company purchased for $103,200 a 45% TIC interest to acquire the fee interest in a parcel of land located at 2 Herald Square, located along 34th Street in New York, New York. The acquisition was financed with a $86,063 ten-year fixed rate mortgage loan. The property is subject to a long-term ground lease with an unaffiliated third party for a term of 70 years. The remaining TIC interest is owned by a wholly-owned subsidiary of SL Green. The TIC interests are *pari passu*. As of December 31, 2007, the investment had a carrying value of $20,390. The Company recorded its *pro rata* share of net income of $3,105 for the year ended December 31, 2007.

885 Third Avenue, New York, New York

In July 2007, the Company purchased for $144,240 an investment in a 45% TIC interest to acquire a 79% fee interest and 21% leasehold interest in the fee position in a parcel of land located at 885 Third Avenue, on which is situated The Lipstick Building. The transaction was financed with a $120,443 ten-year fixed-rate mortgage loan. The property is subject to a 70-year leasehold ground lease with an unaffiliated third party. The remaining TIC interest is owned by a wholly-owned subsidiary of SL Green. The TIC interests are *pari passu.* As of December 31, 2007, the investment had a carrying value of $28,332. The Company recorded its *pro rata* share of net income of $2,480 for the year ended December 31, 2007.

7. JUNIOR SUBORDINATED DEBENTURES

On January 27, 2006, the Company completed a third issuance of $50,000 in unsecured trust preferred securities through a separate newly formed DST, Gramercy Capital Trust III, or GCTIII, that is a wholly-owned subsidiary of the Operating Partnership. The securities bear interest at a fixed rate of 7.65% for the first ten years ending January 2016, with an effective rate of 7.43% when giving effect to the swap arrangement previously entered into in contemplation of this financing. Thereafter, the interest rate will float based on the three-month LIBOR plus 270 basis points.

In May and August 2005, the Company completed issuances of $50,000 each in unsecured trust preferred securities through two DSTs, Gramercy Capital Trust I, or GCTI, and Gramercy Capital Trust II, or GCTII, that are also wholly-owned subsidiaries of the Operating Partnership. The securities issued in May 2005 bear interest at a fixed rate of 7.57% for the first ten years ending June 2015 and the securities issued in August 2005 bear interest at a fixed rate of 7.75% for the first ten years ending October 2015. Thereafter the rates will float based on the three-month LIBOR plus 300 basis points.

All issuances of trust preferred securities require quarterly interest distributions; however, payments may be deferred while the interest expense is accrued for a period of up to four consecutive quarters if our Operating Partnership exercises its right to defer such payments, which it may elect to do on more than one occasion. The trust preferred securities are redeemable, at the option of our Operating Partnership, in whole or in part, with no prepayment premium any time after June 30, 2010, October 30, 2010 or January 30, 2011 for the securities issued by GCTI, GCTII and GCTIII, respectively.

GCTI, GCTII and GCTIII each issued $1,550 aggregate liquidation amount of common securities, representing 100% of the\ voting common stock of those entities to our Operating Partnership for a total purchase price of $4,650. GCTI, GCTII and GCTIII used the proceeds from the sale of the trust preferred securities and the common securities to purchase the Operating Partnership's junior subordinated notes. The terms of the junior subordinated notes match the terms of the trust preferred securities. The notes are subordinate and junior in right of payment to all present and future senior indebtedness and certain other of our financial obligations. The Company realized net proceeds from each offering of approximately $48,956.

The Company's interests in GCTI, GCTII and GCTIII are accounted for using the equity method and the assets and liabilities of those entities are not consolidated into its financial statements. Interest on the junior subordinated notes is included in interest expense on the Company's consolidated income statements while the value of the junior subordinated notes, net of its investment in the trusts that issued the securities, are presented as a separate item in our consolidated balance sheet.

8. COLLATERALIZED DEBT OBLIGATIONS

During 2005, the Company issued approximately $1,000,000 of CDOs through two indirect subsidiaries, Gramercy Real Estate CDO 2005-1 Ltd., or the 2005 Issuer, and Gramercy Real Estate CDO 2005-1 LLC, or the 2005 Co-Issuer. The CDO consists of $810,500 of investment grade notes, $84,500 of non-investment grade notes, which were co-issued by the 2005 Issuer and the 2005 Co-Issuer, and $105,000 of preferred shares, which were issued by the 2005 Issuer. The investment grade notes were issued with floating rate coupons with a combined weighted average rate of three-month LIBOR plus 0.49%. The Company incurred approximately $11,957 of costs related to Gramercy Real Estate CDO 2005-1, which are amortized on a level- yield basis over the average life of the CDO.

On August 24, 2006, the Company issued an additional approximately $1,000,000 of CDOs through two newly-formed indirect subsidiaries, Gramercy Real Estate CDO 2006-1 Ltd., or the 2006 Issuer, and Gramercy Real Estate CDO 2006-1 LLC, or the 2006 Co-Issuer. The CDO consists of $903,750 of investment grade notes, $38,750 of non-investment grade notes, which were co-issued by the 2006 Issuer and the 2006 Co-Issuer, and $57,500 of preferred shares, which were issued by the 2006 Issuer. The investment grade notes were issued with floating rate coupons with a combined weighted average rate of three-month LIBOR plus 0.37%. The Company incurred approximately $11,273 of costs related to Gramercy Real Estate CDO 2006-1, which are amortized on a level yield basis over the average life of the CDO.

In August 2007, the Company issued $1,100,000 of CDOs through two newly-formed indirect subsidiaries, Gramercy Real Estate CDO 2007-1 Ltd., or the 2007 Issuer, and together with the 2005 Issuer and the 2006 Issuer, the Issuers, and Gramercy Real Estate CDO 2007-1 LLC, or the 2007 Co-Issuer, and together with the 2005 Co-Issuer and the 2006 Co-Issuer, the Co-Issuers. The CDO consists of $1,045,550 of investment grade notes, $22,000 of non-investment grade notes, which were co-issued by the 2007 Issuer and the 2007 Co-Issuer, and

$32,450 of preferred shares, which were issued by the 2007 Issuer. The investment grade notes were issued with floating rate coupons with a combined weighted average rate of three-month LIBOR plus 0.46%. The Company incurred approximately $16,816 of costs related to Gramercy Real Estate CDO 2007-1, which are amortized on a level-yield basis over the average life of the CDO.

The Company retained all non-investment grade securities, the preferred shares and the common shares in the Issuers and Co-Issuers. The Issuers and the Co-Issuers hold assets, consisting primarily of whole loans, subordinate interests in whole loans, mezzanine loans and preferred equity investments, and CMBS, which serve as collateral for the CDO. Each CDO may be replenished, pursuant to certain rating agency guidelines relating to credit quality and diversification, with substitute collateral for loans that are repaid during the first five years of the CDO. Thereafter, the CDO securities will be retired in sequential order from senior-most to junior-most as loans are repaid. The financial statements of the Issuers are consolidated in our financial statements. The investment grade notes are treated as a secured financing, and are non-recourse to us. Proceeds from the sale of the investment grade notes issued in each CDO were used to repay outstanding debt under our repurchase agreements and to fund additional investments.

In November 2007, the Company repurchased $17,750 of Class C notes and $5,000 of Class E notes in the 2006 Issuer at a dollar price of approximately $0.80 and $0.84, respectively. The Company recorded a net gain of $3,806 in connection with the repurchase of the class C and class E notes.

9. DEBT OBLIGATIONS

Repurchase Facilities

The Company has two repurchase facilities, one with Wachovia Capital Markets, LLC or one or more of its affiliates, or Wachovia, and one with Goldman Sachs Mortgage Company, or Goldman.

The repurchase facility with Wachovia is a $500,000 facility. This facility was initially established as a $250,000 facility, was increased to $350,000 from $250,000 effective January, 2005, and was subsequently increased to $500,000 effective April, 2005. In June, 2007, the Company modified the facility by further reducing the credit spreads. As a result of the modifications, the $500,000 facility bears interest at spreads of 0.65% to 2.50% over one-month LIBOR and, based on its expected investment activities, provides for advance rates that vary from 60% to 95% based upon the collateral provided under a borrowing base calculation. In October, 2006, the Company extended the facility's maturity date until October 2009. The lender has a consent right with respect to the inclusion of investments in this facility, determines periodically the market value of the investments, and has the right to require additional collateral, a partial repayment of the facility (margin call), or a reduction in unused availability under the facility, sufficient to rebalance the facility if the estimated market value of the included investments declines. The aggregate reduction in availability that would otherwise be available against investments pledged against the facility at December 31, 2007 was $5,782. The Company had no accrued interest and borrowings of $165,286 at a weighted average spread to LIBOR of 1.33% as of December 31, 2007, and accrued interest and borrowings of $151,403 at a weighted average spread to LIBOR of 1.86% as of December 31, 2006.

Borrowings under the Wachovia facility at December 31, 2007 and December 31, 2006 were secured by the following investments:

	Carrying Value	
Investment Type	**2007**	**2006**
Whole loans	$276,869	$117,328
Subordinate interests in whole loans	—	—
Mezzanine loans	148,164	139,680
Preferred equity	—	14,955
	$425,033	$271,963

The Company also has a repurchase facility with Goldman. In October, 2006 the Company increased this facility from $200,000 to $400,000 and extended its maturity date until September 2009. In June, 2007, it modified the facility by further reducing the credit spreads. As a result of the modifications, the facility bears interest at spreads of 1.00% to 1.50% over one-month LIBOR and, based on its expected investment activities, provides for advance rates that vary from 70% to 90% based upon the collateral provided under a borrowing base calculation. As with the Wachovia facility, the lender has a consent right to the inclusion of investments in this facility, determines periodically the market value of the investments, and has the right to require additional collateral, a partial repayment of the facility (margin call), or a reduction in unused availability under the facility, sufficient to rebalance the facility if the estimated market value of the included investments declines. The aggregate reduction in availability that would otherwise be available against investments pledged against the facility at December 31, 2007 was $592. The Company had accrued interest of $189 and borrowings of $34,911 at a weighted average spread to LIBOR of 1.07% as of December 31, 2007, and accrued interest of $261 and borrowings of $126,009 at a weighted average spread to LIBOR of 1.51% under this facility at December 31, 2006.

Borrowings under the Goldman facility at December 31, 2007 and December 31, 2006 were secured by the following investments:

	Carrying Value	
Investment Type	2007	2006
Whole loans	$151,679	$ 97,795
Mezzanine loans	—	71,798
Total	$151,679	$169,593

The terms of the Company's repurchase facilities (together with any related guarantees) include covenants that (a) limit our maximum total indebtedness to no more than 85% of total assets, (b) require us to maintain minimum liquidity of at least $15,000, (c) require our fixed charge coverage ratio to be at no time less than 1.35 to 1.00, (d) require the Company's minimum interest coverage ratio to be at no time less than 1.35 to 1.00, and (e) require the Company to maintain minimum tangible net worth of not less than (i) $400,000, plus (ii) 75% of the net proceeds of our subsequent equity issuances following the date of the June 2007 amendments. The covenants also restrict us from making distributions in excess of a maximum of 100% of our FFO (as defined therein) under the Wachovia facility, except that we may in any case pay distributions necessary to maintain our REIT status. An event of default can be triggered on the Company's repurchase facilities if, among other things, GKK Manager LLC is terminated as the Manager. As of December 31, 2007 and 2006, the Company was in compliance with all such covenants.

The repurchase facilities require that the Company pay down borrowings under these facilities as principal payments on the loans and investments pledged to these facilities are received. Assets pledged as collateral under these facilities may include stabilized and transitional whole loans, subordinate interests in whole loans, mezzanine loans, and rated CMBS or commercial real estate CDO securities originated or acquired by the Company.

Unsecured Revolving Credit Facility

In May 2006, the Company closed on a $100,000 senior unsecured revolving credit facility with KeyBank National Association, or KeyBank, with an initial term of three years and a one-year extension option. The initial facility was supported by a negative pledge of an identified asset base (involving substitution rights) with advance rates that vary from 30% to 90% of the asset value provided under a borrowing base calculation. The lender also had consent rights to the inclusion of assets in the borrowing base calculation. The facility bore interest at 1.90% over one-month LIBOR to the extent our leverage ratio, defined as total liabilities to total assets, including our proportionate share of the liabilities and assets of our unconsolidated subsidiaries, is less than 80% and 2.10% over one-month LIBOR to the extent our leverage ratio is equal to or greater than 80%. In June 2007 the facility was increased to $175,000 and interest spreads on the facility were reduced. The facility is supported by a negative pledge of an identified asset base with advance rates that vary from 30% to 90% of the asset value provided under a borrowing base calculation. The lender also has consent rights to the inclusion of assets in the borrowing base calculation. Following the modifications in June 2007, the facility bears interest at 1.65% over one-month LIBOR. The Company had no accrued interest and no borrowings as of December 31, 2007 and accrued interest of $75 and borrowings of $15,000 at a spread to LIBOR of 2.10% against this facility as of December 31, 2006.

The terms of the unsecured revolving credit facility include covenants that (a) limit the Company's maximum total indebtedness to no more than 85% of total assets, (b) require the Company's fixed charge coverage ratio to be at no time less than 1.30, (c) require the Company's minimum interest coverage ratio to be at no time less than 1.70, (d) require the Company to maintain minimum tangible net worth of not less than $450,000 plus 75% of the net proceeds from equity offerings completed after the closing of the facility and (e) restrict the maximum amount of the Company's total indebtedness. The covenants also restrict the Company from making distributions in excess of a maximum of 100% of our FFO (as defined by the National Association of Real Estate Investment Trusts, or NAREIT), except that the Company may in any case pay distributions necessary to maintain REIT qualification. An event of default can be triggered on the unsecured revolving credit facility if, among other things, GKK Manager LLC is terminated as the Manager. As of December 31, 2007 and 2006, the Company was in compliance with all such covenants.

In conjunction with the closing of the unsecured revolving credit facility with KeyBank, our $25,000 revolving credit facility with Wachovia was terminated.

Mortgage Loan

The Company has two consolidated interest-only mortgage loans related to 55 Corporate Drive and 292 Madison Avenue. The mortgage loan that financed the acquisition of 55 Corporate Drive in June 2006 has an outstanding principal balance of $190,000, of which we have consolidated our ownership percentage of 49.75% or $94,525. This loan has an effective interest rate of 5.75% and a term of ten years. Interest on this mortgage was capitalized for a portion of the year ended December 31, 2006 as the property was redeveloped. Capitalized interest was $1,841 for the year ended December 31, 2006. The mortgage loan that financed the acquisition of 292 Madison Avenue in July 2007 has an outstanding balance of $59,099, with an effective interest rate of 6.17% and a term of ten years.

Combined aggregate principal maturities of the Company's consolidated CDOs, repurchase facilities, trust preferred securities, proportionately consolidated mortgage note payable related to its TIC interest in 55 Corporate Drive, mortgage note related to 292 Madison Avenue, and unsecured revolving credit facility as of December 31, 2007 are as follows:

	CDOs	Repurchase Facilities	Trust Preferred Securities	Mortgage Note Payable	Unsecured Revolving Credit Facility	Total
2008	$ —	$ —	$ —	$ —	$—	$ —
2009	—	200,197	—	—	—	200,197
2010	—	—	—	—	—	—
2011	—	—	—	—	—	—
2012						
Thereafter	2,735,145	—	150,000	153,624(1)	—	3,038,769
Total	$2,735,145	$200,197	$150,000	$153,624	$—	$3,238,966

(1) The Company has a 49.75% interest in the mortgage note for $94,525 and a 100% interest in the $59,099 note.

10. OPERATING PARTNERSHIP AGREEMENT/MANAGER

At December 31, 2007, the Company owned all of the Class A limited partnership interests in our Operating Partnership. At December 31, 2007, the majority of the Class B limited partnership interests were owned by the Manager and SL Green Operating Partnership, L.P. Interests were also held by certain officers and employees of SL Green, including some of whom are our executive officers, certain of which interests are subject to performance thresholds.

At December 31, 2007, the majority of the interests in the Manager were held by SL Green Operating Partnership, L.P. Interests were also held by certain officers and employees of SL Green, including some of whom are our executive officers, certain of which interests are subject to performance thresholds.

11. RELATED PARTY TRANSACTIONS

In connection with the Company's initial public offering, it entered into a management agreement with the Manager, which was subsequently amended and restated in April 2006. The management agreement provides for a term through December 2009 with automatic one-year extension options and is subject to certain termination rights. The Company pays the Manager an annual management fee equal to 1.75% of our gross stockholders equity (as defined in the management agreement) inclusive of our trust preferred securities. The Company incurred expense to the Manager under this agreement of an aggregate of $13,135, $10,147 and $6,337 for the years ended December 31, 2007 and 2006 and 2005, respectively.

To provide an incentive to enhance the value of the Company's common stock, the holders of the Class B limited partner interests of the Operating Partnership are entitled to an incentive return equal to 25% of the amount by which FFO plus certain accounting gains and losses (as defined in the partnership agreement of the Operating Partnership) exceed the product of our weighted average stockholders equity (as defined in the partnership agreement of the Operating Partnership) multiplied by 9.5% (divided by 4 to adjust for quarterly calculations). The Company will record any distributions on the Class B limited partner interests as an incentive distribution expense in the period when earned and when payments of such amounts have become probable and reasonably estimable in accordance with the partnership agreement. We incurred $32,235, $7,609 and $2,276 with respect to such Class B limited partner interests for the years ended December 31, 2007, 2006 and 2005.

The Company is obligated to reimburse the Manager for its costs incurred under an asset servicing agreement between the Manager and an affiliate of SL Green Operating Partnership, L.P. and a separate outsource agreement between the Manager and SL Green Operating Partnership, L.P. The asset servicing agreement, which was amended and restated in April 2006, provides for an annual fee payable to SL Green Operating Partnership, L.P. by the Company of 0.05% of the book value of all credit tenant lease assets and non-investment grade bonds and 0.15% of the book value of all other assets. The asset servicing fee may be reduced by SL Green Operating Partnership, L.P. for fees paid directly to outside servicers by the Company. The outsource agreement currently provides for an annual fee payable by the Company, which fee is currently $1,366 per year, increasing 3% annually over the prior year on the anniversary date of the outsource agreement in August of each year. For the years ended December 31, 2007, 2006 and 2005, the Company realized expense of $1,343, $1,304 and $1,266, respectively, to the Manager under the outsource agreement. For the years ended December 31, 2007, 2006 and 2005, the Company realized expense of $3,564, $2,349 and $1,037, respectively, to the Manager under the asset servicing agreement.

In connection with the closing of our first CDO in July 2005, the 2005 Issuer entered into a collateral management agreement with the Manager. Pursuant to the collateral management agreement, the Manager has agreed to provide certain advisory and administrative services in relation to the collateral debt securities and other eligible investments securing the CDO notes. The collateral management agreement provides for a senior collateral management fee, payable quarterly in accordance with the priority of payments as set forth in the indenture, equal to 0.15% per annum of the net outstanding portfolio balance, and a subordinate collateral management fee, payable quarterly in accordance with the priority of payments as set forth in the indenture, equal to 0.25% per annum of the net outstanding portfolio balance. Net outstanding portfolio balance is the sum of the (i) aggregate principal balance of the collateral debt securities, excluding defaulted securities, (ii) aggregate principal balance of all principal proceeds held as cash and eligible investments in certain accounts, and (iii) with respect to the defaulted securities, the calculation amount of such defaulted securities. As compensation for the performance of its obligations as collateral manager under the first CDO, our Board of Directors has allocated to the Manager the subordinate collateral management fee paid on CDO notes not held by the Company. At December 31, 2007 and December 31, 2006 the Company owned all of the non-investment grade bonds, preferred equity and equity in each of the Company's three CDOs. The senior collateral management fee and balance of the subordinate collateral management fee is allocated to the Company. For the years ended December 31, 2007, 2006 and 2005, the Company realized expense of $2,054, $2,065 and $944, respectively, to the Manager under such collateral management agreement.

Except for the 2005 CDO, fees payable in connection with CDOs or other securitization vehicles are governed by the amended and restated management agreement. Pursuant to that agreement, if a collateral manager is retained as part of the formation of a CDO or other securitization vehicle, the Manager or an affiliate will be the collateral manager and will receive the following fees: (i) 0.25% per annum of the principal amount outstanding of bonds issued by a managed transitional CDO that are owned by third-party investors unaffiliated with the Company or the Manager, which CDO is structured to own loans secured by transitional properties, (ii) 0.15% per annum of the book value of the principal amount outstanding of bonds issued by a managed non-transitional CDO that are owned by third-party investors unaffiliated with the Company or the Manager, which CDOs are structured to own loans secured by non-transitional properties, (iii) 0.10% per annum of the principal amount outstanding of bonds issued by a static CDO that are owned by third-party investors unaffiliated with the Company or the Manager, which CDO is structured to own non-investment grade bonds, and (iv) 0.05% per annum of the principal amount outstanding of bonds issued by a static CDO that are owned by third-party investors unaffiliated with the Company or the Manager, which CDO is structured to own investment grade bonds. For the purposes of the management agreement, a "managed transitional" CDO means a CDO that is actively managed, has a reinvestment period and is structured to own debt collateral secured primarily by non-stabilized real estate assets that are expected to experience substantial net operating income growth, and a "managed non-transitional" CDO means a CDO that is actively managed, has a reinvestment period and is structured to own debt collateral secured primarily by non-stabilized real estate assets that are expected to experience substantial net operating income growth. Both "managed transitional" and "managed non-transitional" CDOs may at any given time during the reinvestment period of the respective vehicles invest in and own non-debt collateral (in limited quantity) as defined by the respective indentures. If any fees are paid to the collateral manager in excess of the fee structure provided for above, such fees are paid to the Company. For the year ended December 31, 2007 and 2006 the Company realized expense of $2,291 and $803, respectively, to the Manager under this agreement. With respect to the CDO which closed in August, 2007, the Company realized expense of $284 to the Manager.

In April 2005, the Company closed on a $57,503 initial investment in a joint venture with SL Green to acquire, own and operate the South Building located at One Madison Avenue, New York, New York, or the South Building. The joint venture, which was created to acquire, own and operate the South Building, was owned 45% by a wholly-owned subsidiary of us and 55% by a wholly-owned subsidiary of SL Green. The joint venture interests are *pari passu*. Also in April 2005, the joint venture completed the acquisition of the South Building from Metropolitan Life Insurance Company for the purchase price of approximately $802,800 plus closing costs, financed in part through a $690,000 first mortgage loan on the South Building. The South Building comprises approximately 1.2 million square feet and is almost entirely net leased to Credit Suisse Securities (USA) LLC ("CS") pursuant to a lease with a 15-year remaining term. In August 2007 we sold our entire investment in the joint venture to SL Green Realty Corp. for approximately $147.0 million and realized a gain of $92,235. In August 2007, an affiliate of SL Green loaned approximately $147.0 million to the Operating Partnership. This loan was to be repaid with interest at an annual rate of 5.80% on the earlier of September 1, 2007 or the closing of the sale of our 45% interest in One Madison Avenue. As a result of the sale of the Company's interest in August 2007, the loan was repaid with interest on such date.

In June 2006, the Company closed on the acquisition of a 49.75% TIC interest in 55 Corporate Drive, located in Bridgewater, New Jersey with a 0.25% interest to be acquired in the future. The remaining 50% of the property is owned as a TIC interest by an affiliate of SL Green Operating Partnership, L.P. The property is comprised of three buildings totaling approximately six hundred and seventy thousand square feet which is 100% net leased to an entity whose obligations are guaranteed by Sanofi-Aventis Group through April 2023. The transaction was valued at $236,000 and was financed with a $190,000, 10-year, fixed-rate first mortgage loan.

Commencing in May 2005 the Company is party to a lease agreement with SLG Graybar Sublease LLC, an affiliate of SL Green, for the Company's corporate offices at 420 Lexington Avenue, New York, New York. The lease is for approximately five thousand square feet with an option to lease an additional approximately two thousand square feet and carries a term of ten years with rents on the entire seven thousand square feet of approximately $249 per annum for year one rising to $315 per annum in year ten. For the years ended December 31, 2007, 2006 and 2005, we paid $235, $252, and $90 under this lease, respectively.

In July 2005, the Company closed on the purchase from an SL Green affiliate of a $40,000 mezzanine loan which bears interest at 11.20%. As part of that sale, the seller retained an interest-only participation. The Company has determined that the yield on our mezzanine loan after giving effect to the interest-only participation retained by the seller is at market. The mezzanine loan is secured by the equity interests in an office property in New York, New York.

In February 2006, the Company closed on the purchase of a $90,000 whole loan, which bears interest at one-month LIBOR plus 2.15%, to a joint venture in which SL Green is an equity holder. The loan is secured by 55 Corporate Drive in Bridgewater, New Jersey. The loan was repaid in full in June 2006 with the proceeds from new mortgage financing obtained in connection with the sale of the property, 49.75% of which is now owned by us through a TIC structure.

In March 2006, the Company closed on the purchase of a $25,000 mezzanine loan, which bears interest at one-month LIBOR plus 8.00%, to a joint venture in which SL Green is an equity holder. The mezzanine loan was repaid in full in May 2006, when the Company originated a $90,287 whole loan, which bears interest at one-month LIBOR plus 2.75%, to the joint venture. The loan is secured by office and industrial properties in northern New Jersey and has a book value of $90,389 and $90,049 as of December 31, 2007 and 2006, respectively.

In August 2006, the Company acquired from a financial institution a 50% *pari-passu* interest in a $65,000 preferred equity investment secured by an office property in New York, New York. An affiliate of SL Green simultaneously acquired and owns the other 50% *pari-passu* interest.

In December 2006, the Company acquired from a financial institution a *pari-passu* interest of $125,000 in a $200,000 mezzanine loan, which bears interest at 6.384% and is secured by a multi-family portfolio in New York, New York. An affiliate of SL Green simultaneously acquired the remaining $75,000 *pari-passu* interest in the mezzanine loan.

During the year ended December 31, 2006, the Company earned fees of $163 from SL Green representing SL Green's proportionate share of fees for financing and structural advisory services related to a specific potential transaction.

In January 2007, the Company originated two mezzanine loans totaling $200,000. The $150,000 loan was secured by a pledge of cash flow distributions and partial equity interests in a portfolio of multi-family properties and bore interest at one-month LIBOR plus 6.00%. The $50,000 loan was initially secured by cash flow distributions and partial equity interests in an office property. On March 8, 2007 the $50,000 loan was increased by $31,000 when the existing mortgage loan on the property was defeased, upon which event the Company's loan became secured by a first mortgage lien on the property and was reclassified as a whole loan. The whole loan currently bears interest at one-month LIBOR plus 6.00% for the initial funding and one-month LIBOR plus 1.00% for the subsequent funding. At closing, an affiliate of SL Green acquired from us and currently held a 15.15% *pari-passu* interest in the mezzanine loan and the whole loan. As of December 31, 2007, the Company's interest in the whole loan had a carrying value of $65,033. The investment in the mezzanine loan was repaid in full in September 2007.

In March 2007, the Company closed on the acquisition of a $62,500 *pari-passu* interest in one tranche of a multiple-level mezzanine structure primarily secured by pledges of equity and rights to cash distributions, which was used to fund the acquisition of a large office portfolio. The investment bore interest at one-month LIBOR plus 2.85%. At closing, an affiliate of SL Green simultaneously acquired a $62,500 *pari-passu* interest in the same tranche of the mezzanine structure. The investment was repaid in full in May 2007.

In April 2007, the Company purchased for $103,200 a 45% TIC interest to acquire the fee interest in a parcel of land located at 2 Herald Square, located along 34th Street in New York, New York. The acquisition was financed with a $86,063 10-year fixed rate mortgage loan. The property is subject to a long-term ground lease with an unaffiliated third party for a term of 70 years. The remaining TIC interest is owned by a wholly-owned subsidiary of SL Green. The TIC interests are *pari passu*. As of December 31, 2007, the investment had a carrying value of $20,390. The Company recorded its *pro rata* share of net income of $3,105 for the year ended December 31, 2007.

In July 2007, the Company purchased for $144,240 an investment in a 45% TIC interest to acquire a 79% fee interest and 21% leasehold interest in the fee position in a parcel of land located at 885 Third Avenue, on which is situated The Lipstick Building. The transaction was financed with a $120,443 10-year fixed rate mortgage loan. The property is subject to a 70-year leasehold ground lease with an unaffiliated third party. The remaining TIC interest is owned by a wholly-owned subsidiary of SL Green. The TIC interests are *pari passu*. As of December 31, 2007, the investment had a carrying value of $28,332. The Company recorded its *pro rata* share of net income of $2,480 for the year ended December 31, 2007.

In July 2007, the Company acquired for $71,871 a 100% fee interest in the property located at 292 Madison Avenue, New York, New York, purchased from SL Green. The Company entered into a 70-year ground lease with an unaffiliated third party which simultaneously purchased from SL Green the Class B office building situated on the property. The Company's acquisition of the fee interest was financed with a $59,099 10-year fixed rate mortgage loan.

In August 2007, the Company closed on the purchase from a financial institution of a $12,500 mezzanine loan on a substantially complete residential condominium project in the upper east side of Manhattan. The investment bears interest at the current pay rate of 11% over LIBOR, and a 19% look-back IRR at maturity. At closing, an affiliate of SL Green simultaneously acquired a $12,500 *pari-passu* interest in the same tranche of the capital structure.

In September 2007, the Company acquired a 50% interest in a $25,000 senior mezzanine loan from SL Green. Immediately thereafter we, along with SL Green, sold our interests in the loan to an unaffiliated third party. Additionally, the Company acquired from SL Green a 100% interest in a $25,000 junior mezzanine loan associated with the same properties as the preceding senior mezzanine loan. Immediately thereafter the Company participated 50% of its interest in the loan back to SL Green. In October 2007, the Company acquired a 50% *pari-passu* interest in $57,795 of two additional tranches in the senior mezzanine loan from an unaffiliated third party. At closing, an affiliate of SL Green simultaneously acquired the other 50% *pari-passu* interest in the two tranches.

In September 2007, the Manager earned a $1,000 collateral selection fee payable by Nomura International plc. The Company purchased $18,000 of par bonds of the same securities to which the collateral selection fee was related and was earned. As part of the closing on the securities purchased, the Company collected and immediately remitted the fee due to the Manager.

In November 2007, the Company acquired from a syndicate comprised of financial institutions a $25,000 interest in a $100,000 junior mezzanine investment secured by a hotel portfolio and franchise headquarters. An affiliate of SL Green simultaneously acquired and owns another $25,000 interest in the investment. The investment was purchased at a discount and bears interest at an effective spread to one-month LIBOR of 9.50%.

In December 2007, the Company acquired a $52,000 interest in a senior mezzanine loan from a financial institution. Immediately thereafter we participated 50% of our interest in the loan to an affiliate of SL Green. The investment, which is secured by a retail property in New York, New York, was purchased at a discount and bears interest at an effective spread to one-month LIBOR of 5.00%.

In December 2007, the Company acquired a 50% interest in a $200,000 senior mezzanine loan from a financial institution. Immediately thereafter the Company participated 50% of our interest in the loan to an affiliate of SL Green. The investment was purchased at a discount and bears interest at an effective spread to one-month LIBOR of 6.50%.

Bright Star Couriers LLC, or Bright Star, provides messenger services to the Company. Bright Star is owned by Gary Green, a son of Stephen L. Green, the Company's Chairman. The aggregate amount of fees paid by the Company for such services for the years ended December 31, 2007, 2006 and 2005 was $5, $7 and $3, respectively.

12. DEFERRED COSTS

Deferred costs at December 31, 2007 and December 31, 2006 consisted of the following:

	2007	2006
Deferred financing	$ 59,294	$35,103
Deferred acquisition	4,320	2,195
	63,315	37,298
Less accumulated amortization	(16,962)	(8,571)
	$ 46,652	$28,727

Deferred financing costs relate to the Company's existing repurchase facilities with Wachovia and Goldman, our unsecured revolving credit facility with KeyBank, our CDOs and the trust preferred securities. These costs are amortized on a straight-line basis to interest expense based over the remaining term of the related financing.

Deferred acquisition costs consist of fees and direct costs incurred to originate our investments and are amortized over the related term of the investment.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

The FASB Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", or FAS 107, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based upon the application of discount rates to estimated future cash flows based upon market yields or by using other valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, fair values are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on estimated fair value amounts.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate the value:

Cash and cash equivalents, accrued interest, and accounts payable: These balances reasonably approximate their fair values due to the short maturities of these items.

Derivative instruments: The Company's derivative instruments, which are primarily comprised of interest rate swap agreements, are carried at fair value based upon third party valuations.

Lending investments: These instruments are presented at the lower of cost or market value and not at fair value. The fair values were estimated by using market yields for floating rate and fixed rate (as appropriate) loans with similar credit characteristics.

CMBS: These investments are presented on a held-to-maturity basis and not at fair value. The fair values were based upon valuations obtained from dealers of those securities.

Repurchase agreements: The repurchase agreements are presented on the basis of the proceeds received and are not at a fair value. The fair value was estimated by using market yields for similarly placed financial instruments.

Collateralized debt obligations: These obligations are presented on the basis of proceeds received at issuance and not at fair value. The fair value was estimated based upon the amount at which similarly placed financial instruments would be valued today.

Junior subordinated debentures: These instruments bear interest at fixed rates. The fair value was estimated by calculating the present value based on current market interest rates.

The following table presents the carrying value in the financial statements, and approximate fair value of other financial instruments at December 31, 2007 and December 31, 2006:

	December 31, 2007		December 31, 2006	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:				
Lending investments	$2,636,745	$2,598,476	$2,186,884	$2,186,884
CMBS	$ 791,983	$ 767,399	$ —	$ —
Financial liabilities:				
Repurchase agreements	$ 200,197	$ 195,450	$ 277,412	$ 277,412
Credit facilities	$ —	$ —	$ 15,000	$ 15,000
Collateralized debt obligations	$2,735,145	$2,269,168	$1,714,250	$1,714,250
Mortgage note payable	$ 153,624	$ 153,624	$ 94,525	$ 94,525
Junior subordinated debentures	$ 150,000	$ 142,662	$ 150,000	$ 150,000

Disclosure about fair value of financial instruments is based on pertinent information available to the Company at December 31, 2007. Although we are not aware of any factors that would significantly affect the reasonable fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since December 31, 2007 and current estimates of fair value may differ significantly from the amounts presented herein.

14. STOCKHOLDERS' EQUITY

The Company's authorized capital stock consists of 125,000,000 shares, $0.001 par value, of which we have authorized the issuance of up to 100,000,000 shares of common stock, $0.001 par value per share, and 25,000,000 shares of preferred stock, par value $0.001 per share. As of December 31, 2007, 34,850,577 shares of common stock and 4,600,000 shares of preferred stock were issued and outstanding.

Preferred Stock

In April 2007, the Company issued 4,600,000 shares of our 8.125% Series A cumulative redeemable preferred stock (including the underwriters' over-allotment option of 600,000 shares) with a mandatory liquidation preference of $25.00 per share. Holders of the Series A cumulative redeemable preferred shares receive annual dividends of $2.03125 per share paid on a quarterly basis and dividends are cumulative, subject to certain provisions. On or after April 18, 2012, the Company may at its option redeem the Series A cumulative redeemable preferred stock at par for cash. Net proceeds (after deducting underwriting fees and expenses) from the offering were approximately $111,205.

Common Stock

As of the date of its formation, April 12, 2004, the Company had 500,000 shares of common stock outstanding valued at approximately $200. On August 2, 2004 the Company completed its initial public offering of 12,500,000 shares of common stock resulting in net proceeds of approximately $172,900, which was used to fund investments and commence our operations. As of December 31, 2007, 594,333 restricted shares had also been issued under our 2004 Equity Incentive Plan, or the Equity Incentive Plan. These shares have a vesting period of three to four years and are not entitled to receive distributions declared by the Company on its common stock until such time as the shares have vested, or the shares have been designated to receive dividends by the Compensation Committee of our Board of Directors.

In December 2004, the Company sold 5,500,000 shares of our common stock, at a price of $17.27 per share, resulting in net proceeds of approximately $93,740 under a private placement exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended. The Company subsequently registered these shares for resale under the Securities Act in August 2005. A total of 4,225,000 shares were sold to various institutional investors and an additional 1,275,000 shares were sold to SL Green Operating Partnership, L.P. pursuant to its contractual right to choose to maintain up to a 25% ownership interest in the outstanding shares of the Company's common stock. Of the 5,500,000 shares sold, 2,000,000 shares were settled on December 31, 2004 and the remaining 3,500,000 shares were settled on January 3, 2005.

In September 2005, the Company sold 3,833,333 shares of its common stock, at a price of $25.80 per share, resulting in net proceeds of approximately $97,830. A total of 2,875,000 shares were sold through a public offering and an additional 958,333 shares were sold to SL Green Operating Partnership, L.P. pursuant to its contractual right to choose to maintain up to a 25% ownership interest in the Company's outstanding shares of common stock. Net proceeds were used for loan acquisitions and originations, repayment of outstanding principal under one of our repurchase facilities and general corporate purposes.

In May 2006, the Company sold 3,000,000 shares of our common stock, at a price of $26.75 per share, resulting in net proceeds of approximately $79,787. A total of 2,250,000 shares were sold through a public offering and an additional 750,000 shares were sold to SL Green Operating Partnership, L.P. pursuant to its contractual right to choose to maintain up to a 25% ownership interest in the outstanding shares of our common stock. After this offering, SL Green Operating Partnership, L.P. owned 6,418,333 shares of our common stock. Net proceeds were used for loan acquisitions and originations, repayment of outstanding principal under our repurchase facilities and general corporate purposes.

In May 2007, the Company's new $500,000 shelf registration statement was declared effective by the Securities and Exchange Commission, or SEC. This registration statement provides us with the ability to issue common and preferred stock, depository shares and warrants. We currently have $373,344 available under the shelf.

In September 2007, the Company sold 4,825,000 shares of common stock, at a public offering price of $26.25 per share, resulting in net proceeds of approximately $124,451. A total of 3,618,750 shares were sold through a public offering and an additional 1,206,250 shares were sold directly to SL Green Operating Partnership, L.P. pursuant to its contractual right to choose to maintain up to a 25% ownership interest in the Company's outstanding shares of common stock. After this offering, SL Green Operating Partnership, L.P. owned 7,624,583 shares of the Company's common stock. Net proceeds were used to retire borrowings under the Company's unsecured facility and to create additional funding capacity for opportunistic investments.

In November 2007, the Company sold, through a private placement, 3,809,524 shares of common stock at a price of $26.25 to an affiliate of Morgan Stanley Real Estate Special Situations Fund III, a global diversified fund managed by Morgan Stanley Real Estate, raising gross proceeds of approximately $100,000. The shares were not registered under the Securities Act of 1933 or any state securities laws, and were sold in a private transaction under Regulation D of the Securities Act. Subsequent to this offering, SL Green's ownership percentage was approximately 22% of the outstanding shares of our common stock.

Equity Incentive Plan

As part of its initial public offering, the Company instituted its Equity Incentive Plan. The Equity Incentive Plan, as amended, authorizes (i) the grant of stock options that qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, or ISOs, (ii) the grant of stock options that do not qualify, or NQSOs, (iii) the grant of stock options in lieu of cash directors' fees and (iv) grants of shares of restricted and unrestricted common stock. The exercise price of stock options will be determined by the compensation committee, but may not be less than 100% of the fair market value of the shares of common stock on the date of grant. At December 31, 2007, 1,146,181 shares of common stock were available for issuance under the Equity Incentive Plan.

Management and outsource fees paid to the Manager and SL Green Operating Partnership, L.P. are sufficient to reimburse the Manager and SL Green Operating Partnership, L.P. for the applicable compensation, including payroll taxes, of the employees who provide services to Gramercy pursuant to the confirmatory addendum to the Management Agreement between Gramercy, the Manager and the Operating Partnership. These awardees are considered co-leased employees. Options granted under the Equity Incentive Plan to recipients who are co-leased employees of Gramercy are exercisable at the fair market value on the date of grant and, subject to termination of employment, expire ten years from the date of grant, are not transferable other than on death, and are exercisable in three to four annual installments commencing one year from the date of grant. In some instances, options may be granted under the Equity Incentive Plan to persons who provide significant services to us or our affiliates, but are not considered co-leased employees because compensation for their services is not covered by our management agreement or outsource agreement. Options granted to recipients that are not co-leased employees have the same terms as those issued to co-leased employees except as it relates to any performance-based provisions within the grant. To the extent there are performance provisions associated with a grant to a recipient who is not a co-leased employee, an estimated expense related to these options is recognized over the vesting period and the final expense is reconciled at the point performance has been met, or the measurement date. If no performance based provision exists, the fair value of the options is calculated on a quarterly basis and the related expense is recognized over the vesting period.

A summary of the status of our stock options as of December 31, 2007 and December 31, 2006 is presented below:

	2007		2006	
	Options Outstanding	Weighted Average Exercise Price	Options Outstanding	Weighted Average Exercise Price
Balance at beginning of year	830,001	$18.02	733,584	$16.47
Granted	770,500	$27.76	197,500	$23.49
Exercised	(103,330)	$19.44	(63,749)	$15.95
Lapsed or cancelled	(69,002)	$25.29	(37,334)	$20.18
Balance at end of period	1,428,169	$22.82	830,001	$18.02

All options were granted within a price range of $22.55 to $33.54. The remaining weighted average contractual life of the options was 8.2 years. Compensation expense of $1,635 will be recorded over the course of the next 14 months, representing the remaining weighted average vesting period of the option awards as of December 31, 2007. Compensation expense of $831, $324, and $172 was recorded for the years ended December 31, 2007, 2006 and 2005, respectively, related to the issuance of stock options.

Through December 31, 2007, 594,333 restricted shares had been issued under the Equity Incentive Plan, of which 63% have vested. The vested and unvested shares are currently entitled to receive distributions declared by us on our common stock. Holders of restricted shares are prohibited from selling such shares until they vest but are provided the ability to vote such shares beginning on the date of grant. Compensation expense of $1,888 will be recorded over the course of the next eight months, representing the remaining weighted average vesting period of the restricted stock awards as of December 31, 2007. Compensation expense of $3,301, $1,669, and $1,577 was recorded for the years ended December 31, 2007, 2006 and 2005, respectively, related to the issuance of restricted shares.

Outperformance Plan

In June 2005, the compensation committee of the Company's board of directors approved a long-term incentive compensation program, the 2005 Outperformance Plan. Participants in the 2005 Outperformance Plan, all of whom are co-leased employees, will share in a "performance pool" if our total return to stockholders for the period from June 1, 2005 through May 31, 2008 exceeds a cumulative total return to stockholders of 30% during the measurement period over a base share price of $20.21 per share. The size of the pool will be 10% of the outperformance amount in excess of the 30% benchmark, subject to a maximum limit equal to the lesser of 4% of our outstanding shares and units of limited partnership interest as of the end of the performance period, or 1,200,000 shares. If our total return to stockholders from June 1, 2005 to any subsequent date exceeds 80% and remains at that level or higher for 30 consecutive days, then a minimum performance pool will be established. In the event the potential performance pool reaches the maximum dilution cap before May 31, 2008 and remains at that level or higher for 30 consecutive days, the performance period will end early and the pool will be formed on the last day of such 30-day period. Each participant's award under the 2005 Outperformance Plan is designated as a specified percentage of the aggregate performance pool to be allocated to such participant assuming the 30% benchmark is achieved. Individual awards under the 2005 Outperformance Plan will be made in the form of partnership units, or LTIP Units, that may ultimately become exchangeable for shares of our common stock or cash, at our election. Under the 2005 Outperformance Plan, LTIP Units have been granted and additional LTIP Units may be granted in the future prior to the determination of the performance pool; however, these LTIP Units will only vest upon satisfaction of performance and other thresholds, and will not be entitled to distributions until after the performance pool, or minimum performance pool, is established. The 2005 Outperformance Plan provides that if a pool is established, each participant will also be entitled to the distributions that would have been paid on the number of LTIP Units earned, had they been issued at the beginning of the performance period. Those distributions will be paid in the form of additional LTIP Units. Once a performance pool has been established, the earned LTIP Units will receive regular quarterly distributions on a per unit basis equal to the dividends per share paid on our common stock, whether or not they are vested. Any LTIP Units that are not earned upon the establishment of the performance pool will be automatically forfeited, and the LTIP Units that are earned will be subject to time-based vesting, with 50% of the LTIP Units earned vesting in May 2009 and the balance vesting one year later based on continued employment with the Manager or SL Green. The company will record the expense of the restricted stock award in accordance with FASB Statement No. 123(R). Compensation expense of $1,533, $1,174 and $1,174 was recorded for the years ended December 31, 2007, 2006 and 2005, respectively, related to the 2005 Outperformance Plan.

Deferred Stock Compensation Plan for Directors

Under our Independent Director's Deferral Program, which commenced April 2005, the company's independent directors may elect to defer up to 100% of their annual retainer fee, chairman fees and meeting fees. Unless otherwise elected by a participant, fees deferred under the program shall be credited in the form of phantom stock units. The phantom stock units are convertible into an equal number of shares of common stock upon such directors' termination of service from the Board of Directors or a change in control by the Company, as defined by the program. Phantom stock units are credited to each independent director quarterly using the closing price of our common stock on the applicable dividend record date for the respective quarter. Each participating independent director who elects to receive fees in the form of phantom stock units has the option to have their account credited for an equivalent amount of phantom stock units based on the dividend rate for each quarter or have dividends paid in cash.

As of December 31, 2007 and December 2006, there were approximately 29,713, and 15,301 phantom stock units outstanding, respectively, of which 19,713 and 11,301 phantom stock units are vested as of December 31, 2007 and 2006, respectively.

Earnings per Share

Earnings per share for the years ended December 31, 2007, 2006 and 2005 is computed as follows:

	For the Year Ended December 31, 2007	For the Year Ended December 31, 2006	For the Year Ended December 31, 2005
Numerator (Income)			
Basic Earnings:			
Net income available to common stockholders	$155,030	$55,902	$31,371
Effect of dilutive securities	—	—	—
Diluted Earnings:			
Net income available to common stockholders	$155,030	$55,902	$31,371
Denominator (Weighted Average Shares)			
Basic			
Shares available to common stockholders	27,968	24,722	20,027
Effect of Diluted Securities:			
Stock-based compensation plans	1,380	1,272	752
Phantom stock units	31	15	2
Diluted Shares	29,379	26,009	20,781

15. BENEFIT PLANS

The Company does not maintain a defined benefit pension plan, post-retirement health and welfare plan, 401(k) plan or other benefits plans as we do not have any employees. These benefits are provided to its employees by the Manager, a majority-owned subsidiary of SL Green.

16. COMMITMENTS AND CONTINGENCIES

The Company and the Operating Partnership are not presently involved in any material litigation nor, to the Company's knowledge, is any material litigation threatened against it or its investments, other than routine litigation arising in the ordinary course of business. Management believes the costs, if any, incurred by the Operating Partnership and us related to litigation will not materially affect our financial position, operating results or liquidity.

The Company's corporate offices at 420 Lexington Avenue, New York, New York are subject to an operating lease agreement with SLG Graybar Sublease LLC, an affiliate of SL Green, effective May 1, 2005. The lease is for approximately five thousand square feet with an option to lease an additional approximately two thousand square feet and carries a term of ten years with rents on the entire seven thousand square feet of approximately $249 per annum for year one rising to $315 per annum in year ten.

The following is a schedule of future minimum lease payments under our operating lease as of December 31, 2007.

	Operating Lease
2008	$ 261
2009	265
2010	283
2011	297
2012	302
Thereafter	752
Total minimum lease payments	$2,160

17. FINANCIAL INSTRUMENTS: DERIVATIVES AND HEDGING

FASB No. 133, or SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which became effective January 1, 2001, requires Gramercy to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged asset, liability, or firm commitment through earnings, or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. SFAS 133 may increase or decrease reported net income and stockholders' equity prospectively, depending on future levels of LIBOR interest rates and other variables affecting the fair values of derivative instruments and hedged items, but will have no effect on cash flows, provided the contract is carried through to full term.

The following table summarizes the notional and fair value of our derivative financial instrument at December 31, 2007. The notional value is an indication of the extent of our involvement in each instrument at that time, but does not represent exposure to credit, interest rate or market risks:

	Benchmark Rate	Notional Value	Strike Rate	Effective Date	Expiration Date	Fair Value
Interest Rate Swap	3 month LIBOR	$ 699,441	5.331%	8/2007	1/2018	$(47,143)
Interest Rate Swap	3 month LIBOR	347,909	5.408%	8/2007	5/2017	(21,036)
Interest Rate Swap	1 month LIBOR	42,718	4.990%	1/2007	1/2017	(1,791)
Interest Rate Swap	1 month LIBOR	24,143	4.990%	1/2007	1/2017	(1,015)
Interest Rate Swap	1 month LIBOR	16,413	5.081%	5/2007	5/2017	(789)
Interest Rate Swap	3 month LIBOR	12,000	9.850%	8/2006	8/2011	(516)
Interest Rate Swap	3 month LIBOR	3,465	5.178%	4/2005	3/2010	(105)
Interest Rate Swap	3 month LIBOR	14,650	4.425%	11/2007	7/2015	(59)
Interest Rate Swap	1 month LIBOR	3,465	4.280%	7/2005	12/2009	(41)
Total		$1,164,204				$(72,495)

At December 31, 2007, derivative instruments were reported at their fair value as liabilities of $72,495. Offsetting adjustments are represented as deferred losses in Accumulated Other Comprehensive Income of $60,083. For the year ended December 31, 2007 we recognized in interest expense $259 attributable to the ineffective component of our derivative instruments designated as cash flow hedges. For the same period we recognized a $1,289 increase to earnings representing the change in value of undesignated derivatives which are not speculative for economic purposes. Currently, all derivative instruments are designated as cash flow hedging instruments. Over time, the realized and unrealized gains and losses held in Accumulated Other Comprehensive Income will be reclassified into earnings in the same periods in which the hedged interest payments affect earnings. The Company estimates that approximately $8,280 of the current balance held in Accumulated Other Comprehensive Income will be reclassified into earnings within the next 12 months.

The Company is hedging exposure to variability in future interest payments on our debt facilities and cash flows for future transactions except in the case of swaps we may enter into from time to time, including total rate of return swaps, or TROR swaps, which are tied to the Lehman Brothers CMBS index and are intended to hedge the Company's exposure to variability in the rate of return in excess of anticipated future interest payments on that portion of our debt facilities used to fund fixed rate mortgage loan assets held as available for sale.

18. INCOME TAXES

The Company has elected to be taxed as a REIT, under Sections 856 through 860 of the Internal Revenue Code beginning with our taxable year ended December 31, 2004. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our ordinary taxable income to stockholders. As a REIT, the Company generally will not be subject to federal income tax on taxable income that the Company distributes to its stockholders. If it fails to qualify as a REIT in any taxable year, the Company will then be subject to federal income taxes on its taxable income at regular corporate rates and the Company will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distributions to stockholders. However, the Company believes that it is organized and will operate in such a manner as to qualify for treatment as a REIT and we intend to operate in the foreseeable future in such a manner so that we will qualify as a REIT for federal income tax purposes. The Company may, however, be subject to certain state and local taxes.

For the years ended December 31, 2007, 2006 and 2005, the Company recorded $1,341, $1,808 and $900 of income tax expense, respectively, in income from continuing operations for income attributable to its wholly-owned TRSs. The Company has assumed an effective tax rate for the year ended December 31, 2007 of 44% taking into consideration the anticipated applicable U.S. federal statutory tax rate at December 31, 2007 of 34% and state and local taxes.

19. ENVIRONMENTAL MATTERS

The Company's management believes the Company is in compliance in all material respects with applicable Federal, state and local ordinances and regulations regarding environmental issues. Its management is not aware of any environmental liability that it believes would have a materially adverse impact on the Company's financial position, results of operations or cash flows.

20. SEGMENT REPORTING

Statement of Financial Accounting Standard No. 131, or "SFAS No. 131," establishes standards for the way that public entities report information about operating segments in their annual financial statements. The Company is a REIT focused primarily on originating and acquiring loans and securities related to real estate and under the provisions of SFAS No. 131 currently operate in only one segment.

21. SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITIES

Following the conversion of the entity that owns 200 Franklin Square Drive into a DST, we sold approximately 75% of our security interests in the DST to a third party, reducing our final ownership interest to 25.0%. The Company received total cash consideration of $12,800 for these interests and the buyer assumed 75% of the DST's underlying mortgage debt. As a result of the transaction, the property is no longer consolidated onto the Company's balance sheet, but instead is accounted for as an equity method investment.

The following table represents non-cash activities recognized in other comprehensive income:

	2007	2006	2005
Deferred gains/(losses) and other non-cash activity related to derivatives	$(62,973)	$39	$2,569
Deferred gains/(losses) related to securities available-for-sale	$ (5,575)	—	—
	$(68,548)	$39	$2,569

22. QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly data for the last three years is presented below (in thousands).

2007 Quarter Ended	December 31	September 30	June 30	March 31
Total revenues	$90,634	$90,214	$78,303	$68,134
Income equity in net income (loss) of unconsolidated joint ventures and provision for taxes	23,118	3,989	21,805	18,278
Equity in net income (loss) of unconsolidated joint ventures	2,460	1,264	484	(695)
Income from continuing operations before provision for taxes and gain from sale of unconsolidated joint venture interest	25,578	5,253	22,289	17,583
Gain from sale of unconsolidated joint venture interest	—	92,235	—	—
Provision for taxes	(40)	(338)	(429)	(534)
Net Income	25,538	97,150	21,860	17,049
Preferred stock dividends	(2,336)	(2,336)	(1,895)	—
Net income available to common stockholders	$23,202	$94,814	$19,965	$17,049
Net income per common share — Basic	$ 0.69	$ 3.60	$ 0.77	$ 0.66
Net income per common share — Diluted	$ 0.67	$ 3.43	$ 0.73	$ 0.62

2006 Quarter Ended	December 31	September 30	June 30	March 31
Total revenues	$67,264	$50,455	$43,505	$36,990
Income before equity in net loss of unconsolidated joint ventures and provision for taxes	19,495	16,065	13,782	11,328
Equity in net loss of unconsolidated joint ventures	(870)	(734)	(630)	(727)
Income before provision for taxes	18,625	15,331	13,152	10,601
Provision for taxes	(630)	(795)	(335)	(47)
Net income available to common stockholders	$17,995	$14,536	$12,817	$10,554
Net income per common share — Basic	$ 0.70	$ 0.56	$ 0.53	$ 0.46
Net income per common share — Diluted	$ 0.66	$ 0.54	$ 0.50	$ 0.44

2005 Quarter Ended	December 31	September 30	June 30	March 31
Total revenues	$32,045	$26,592	$18,758	$10,690
Income before equity in net loss of unconsolidated joint ventures and provision for taxes	11,247	9,587	8,361	4,566
Equity in net loss of unconsolidated joint ventures	(575)	(510)	(404)	—
Income before provision for taxes	10,672	9,077	7,957	4,566
(Provision)/recovery for taxes	100	(500)	(500)	—
Net income available to common stockholders	$10,772	$ 8,577	$ 7,457	$ 4,566
Net income per common share — Basic	$ 0.47	$ 0.44	$ 0.40	$ 0.24
Net income per common share — Diluted	$ 0.45	$ 0.41	$ 0.39	$ 0.24

23. SUBSEQUENT EVENTS

On February 13, 2008, the Company held a special meeting of its stockholders for the purpose of approving the issuance of shares of its common stock in the merger with American Financial Realty Trust ("the Proposal"). The total number of shares of common stock entitled to vote at the meeting was 34,842,244 shares, of which 27,768,617 shares, or 79.7 %, were present in person or by proxy. 27,633,652 shares, or approximately 79.3%, voted for the Proposal, 102,525 shares, or approximately 0.3%, voted against the Proposal, and 32,440 shares, or approximately 0.1%, abstained from voting.

On March 14, 2008, the non-performing first mortgage loan with a carrying value of $29,058 was repaid in full, along with accrued interest and substantially all other fees and charges due to the Company.

In January, February and March 2008, the Company sold by participation or assignment, interests in three separate mortgage loans. Had these transactions occurred as of December 31, 2007, the Company's aggregate unfunded loan commitments would have been reduced by $117,691. None of these transactions resulted in a material gain or loss on sale.

SCHEDULE IV — MORTGAGE LOANS ON REAL ESTATE

December 31, 2007
(DOLLARS IN THOUSANDS)

Loan	Location	Interest Rate[1]	Final Maturity Date[2]	Periodic Payment Terms	Prior Liens	Face Amount of Loans	Carrying Amount of Loans
Commercial, mixed use	New York, NY	LIBOR + 2.50%	February 2008	Interest only	$ —	$ 85,069	$ 85,496
Suburban office	Other Tri-State (NY/NJ/Comm)	LIBOR + 2.75 %	May 2008	Interest only	—	90,287	90,389
Retail	Bay Area	LIBOR + 4.10%	September 2008	Interest only	—	102,263	101,650
Office	New York, NY	LIBOR + 2.38%	April 2009	Interest only	—	116,750	116,731
Whole loans < 3%		6.50%–12.01% LIBOR + 1.75%–6.00%	January 2008– April 2017		—	1,415,654	1,404,265
					—	1,810,023	1,798,530
Subordinate Loans < 3%		7.97%–9.89% LIBOR + 1.06%–12.50%	February 2008– March 2017		1,145,105	212,241	208,791
Mezzanine loans < 3%		8.54%–10.02% LIBOR + 2.40%–11.00%	February 2008– December 2016		20,051,229	651,766	617,566
Preferred equity < 3%		10.09% LIBOR + 9.00%	January 2008– August 2011		45,475	12,000	11,858
Total Portfolio					$21,241,809	$2,686,030	$2,636,745

(1) All variable-rate loans are based on one-month LIBOR and reprice monthly.

(2) Reflects the initial maturity of the investment and does not consider any options to extend that are at the discretion of the borrower.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of "disclosure controls and procedures" in Rule 13a-15(e). In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Also, we have investments in certain unconsolidated entities. As we do not control these entities, our disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those we maintain with respect to our consolidated subsidiaries.

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, we concluded that our internal control over financial reporting was effective as of December 31, 2007.

Our internal control over financial reporting during the year ended December 31, 2007 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, appearing on page 93, which expresses an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2007.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no significant changes in our internal control over financial reporting during the year ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reports.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS OF THE REGISTRANT AND CORPORATE GOVERNANCE

The information required by Item 10 will be set forth in our Definitive Proxy Statement for our 2008 Annual Meeting of Stockholders, expected to be filed pursuant to Regulation 14A under the Securities and Exchange Act of 1934, as amended, prior to April 30, 2008 (the "2008 Proxy Statement"), and is incorporated herein by reference.

ITEM 11. EXECUTIVE AND DIRECTOR COMPENSATION

The information required by Item 11 will be set forth in the 2008 Proxy Statement and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 will be set forth in the 2008 Proxy Statement and is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by Item 13 will be set forth in the 2008 Proxy Statement and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information regarding principal accounting fees and services and the audit committee's pre-approval policies and procedures required by this Item 14 is incorporated herein by reference to the 2008 Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENTS AND SCHEDULES, AND REPORTS ON FORM 8-K

(a)(1) Consolidated Financial Statements

GRAMERCY CAPITAL CORP.

(a)(2) Financial Statement Schedules

Schedules other than those listed are omitted as they are not applicable or the required or equivalent information has been included in the financial statements or notes thereto.

(a)(3) Exhibits

See Index to Exhibits on following page

INDEX TO EXHIBITS

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of November 2, 2007, by and among the Company, GKK Capital LP, GKK Stars Acquisition LLC, GKK Stars Acquisition Corp., GKK Stars Acquisition LP, American Financial Realty Trust and First State Group, L.P., incorporated by reference to the Company's Current Report on Form 8-K, dated November 2, 2007, filed with the SEC on November 8, 2007.
3.1	Articles of Incorporation of the Company, incorporated by reference to the Company's Registration Statement on Form S-11 (No. 333-114673), declared effective by the SEC on July 27, 2004.
3.2	Amended and Restated Bylaws of the Company, incorporated by reference to the Company's Current Report on Form 8-K, dated December 12, 2007, filed with the SEC on December 14, 2007.
3.3	Articles Supplementary designating the 8.125% Series A Cumulative Redeemable Preferred Stock, liquidation preference $25.00 per share, par value $0.001 per share, dated April 18, 2007, incorporated by reference to the Company's Current Report on Form 8-K, dated April 13, 2007, filed with the SEC on April 18, 2007.
4.1	Specimen Common Stock Certificate, incorporated by reference to the Company's Current Report on Form 8-K, dated April 13, 2007, filed with the SEC on April 18, 2007.
4.2	Form of stock certificate evidencing the 8.125% Series A Cumulative Redeemable Preferred Stock of the Company, liquidation preference $25.00 per share, par value $0.001 per share, incorporated by reference to the Company's Current Report on Form 8-K, dated April 13, 2007, filed with the SEC on April 18, 2007.
10.1	Third Amended and Restated Agreement of Limited Partnership of GKK Capital LP, dated April 18, 2007, incorporated by reference to the Company's Current Report on Form 8-K, dated April 13, 2007, filed with the SEC on April 18, 2007.
10.2	First Amendment to the Third Amended and Restated Agreement of Limited Partnership of GKK Capital LP, dated April 18, 2007, incorporated by reference to the Company's Current Report on Form 8-K, dated April 13, 2007, filed with the SEC on April 18, 2007.
10.3	Form of Amended and Restated Origination Agreement, by and between the Company and SL Green Operating Partnership, L.P., incorporated by reference to the Company's Current Report on Form 8-K, dated April 19, 2006, filed with the SEC on April 20, 2006.
10.4	Form of Amended and Restated Asset Servicing Agreement, by and between GKK Manager LLC and SLG Gramercy Services LLC, incorporated by reference to the Company's Current Report on Form 8-K, dated April 19, 2006, filed with the SEC on April 20, 2006.
10.5	Form of Amended and Restated Outsource Agreement, by and between GKK Manager LLC and SL Green Operating Partnership, L.P., incorporated by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006.
10.6	Form of Collateral Management Agreement, by and between Gramercy Real Estate CDO 2005-1, Ltd., as issuer and GKK Manager LLC, as collateral manager, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005.
10.7	Collateral Management Agreement, dated as of August 24, 2006, by and between Gramercy Real Estate CDO 2006-1, Ltd., as issuer and GKK Manager LLC, as collateral manager, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006.
10.8	Second Amended and Restated Master Repurchase Agreement, dated as of June 28, 2007, by and among Gramercy Warehouse Funding II LLC, GKK Trading Warehouse II LLC and Goldman Sachs Mortgage Company, incorporated by reference to the Company's Current Report on Form 8-K, dated June 28, 2007 filed with the SEC on July 5, 2007.

10.9 Annex I to Second Amended and Restated Master Repurchase Agreement, dated as of June 28, 2007, by and among Gramercy Warehouse Funding II LLC, GKK Trading Warehouse II LLC and Goldman Sachs Mortgage Company, incorporated by reference to the Company's Current Report on Form 8-K, dated June 28, 2007, filed with the SEC on July 5, 2007.

10.10 Second Amended and Restated Guaranty, dated as of June 28, 2007, by and among the Company, Gramercy Investment Trust and GKK Trading Corp., incorporated by reference to the Company's Current Report on Form 8-K, dated June 28, 2007, filed with the SEC on July 5, 2007.

10.11 Amended and Restated Master Repurchase Agreement, dated as of October 13, 2006, by and among Gramercy Warehouse Funding I LLC, GKK Trading Warehouse I LLC, GKK 450 LEX LLC, and the additional sellers from time to time parties thereto, the buyers from time to time parties thereto, Wachovia Bank, National Association, as agent, and Wachovia Capital Markets, LLC, as the sole lead arranger, incorporated by reference to the Company's Current Report on Form 8-K, dated October 18, 2006, filed with the SEC on October 19, 2006.

10.12 First Amendment to Third Amended and Restated Master Repurchase Agreement, dated as of June 28, 2007, by and among Gramercy Warehouse Funding I LLC, GKK Trading Warehouse I LLC, GKK 450 LEX LLC, and the additional sellers from time to time parties thereto, the buyers from time to time parties thereto, Wachovia Bank, National Association, as agent, and Wachovia Capital Markets, LLC, as the sole lead arranger, incorporated by reference to the Company's Current Report on Form 8-K, dated June 28, 2007 filed with the SEC on July 5, 2007.

10.13 First Amended and Restated Credit Agreement, dated as of June 28, 2007, by and between the Company and Wachovia Capital Markets, LLC, incorporated by reference to the Company's Registration Statement on Form S-11 (No. 333-114673), declared effective by the SEC on July 27, 2004.

10.14 Fourth Amended and Restated Guarantee Agreement, dated as of June 28, 2007, by and among the Company, GKK Capital LP, Gramercy Investment Trust and GKK Trading Corp., incorporated by reference to the Company's Current Report on Form 8-K, dated June 28, 2007, filed with the SEC on July 5, 2007.

10.15 Form of Indenture, by and among Gramercy Real Estate CDO 2005-1, Ltd., as issuer, Gramercy Real Estate CDO 2005-1 LLC, as co-issuer, GKK Liquidity LLC, as advancing agent and Wells Fargo Bank, National Association, as trustee, paying agent, calculation agent, transfer agent, custodial securities intermediary, backup advancing agent, notes registrar, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005.

10.16 Form of 2004 Equity Incentive Plan, incorporated by reference to the Company's Registration Statement on Form S-11 (No. 333-114673), declared effective by the SEC on July 27, 2004.

10.17 Form of Gramercy Capital Corp. Director's Deferral Program, incorporated by reference to the Company's Quarterly Report on Form 10-Q/A for the fiscal quarter ended June 30, 2005.

10.18 Form of Gramercy Capital Corp. 2005 Long-Term Outperformance Program Award Agreement, incorporated by reference to the Company's Current Report on Form 8-K, dated December 14, 2005, filed with the SEC on December 20, 2005.

10.19 Form of Employment Agreement, by and between Hugh Hall and GKK Manager LLC, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

10.20 Form of Employment Agreement, by and between Robert R. Foley and GKK Manager LLC, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

10.21 Form of Second Amended and Restated Registration Rights Agreement by and between the Company and SL Green Operating Partnership, L.P., incorporated by reference to the Company's Form 8-K, dated April 19, 2006, filed with the SEC on April 20, 2006.

10.22 Form of Registration Rights Agreement, by and between various holders of the Company's common stock and the Company, incorporated by reference to the Company's Form 8-K, dated December 9, 2004, filed with the SEC on December 9, 2004.

10.23 Form of Purchase Agreement, by and among the Company and various investors in the Company's common stock, incorporated by reference to the Company's Form 8-K, dated December 3, 2004 filed with the SEC on December 3, 2004.

10.24 Form of Amended and Restated Trust Agreement by and among GKK Capital LP, as depositor, JPMorgan Chase Bank, National Association, as property trustee, Chase Bank USA, National Association, as Delaware trustee, and the administrative trustees named therein, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005.

10.25 Form of Junior Subordinated Indenture between GKK Capital LP and JPMorgan Chase Bank, National Association, as trustee, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2005.

10.26 Form of Amended and Restated Trust Agreement among GKK Capital LP, as depositor, JPMorgan Chase Bank, National Association, as property trustee, Chase Bank USA, National Association, as Delaware trustee, and the administrative trustees named therein, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005.

10.27 Form of Junior Subordinated Indenture between GKK Capital LP and JPMorgan Chase Bank, National Association, as trustee, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005.

10.28 Form of Amended and Restated Trust Agreement among GKK Capital LP, as depositor, JPMorgan Chase Bank, National Association, as property trustee, Chase Bank USA, National Association, as Delaware trustee, and the administrative trustees named therein, dated January 27, 2006, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

10.29 Form of Junior Subordinated Indenture between GKK Capital LP and JPMorgan Chase Bank, National Association, as trustee, dated January 27, 2006, incorporated by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

10.30 Indenture, dated as of August 24, 2006, by and among Gramercy Real Estate CDO 2006-1, Ltd., as issuer, Gramercy Real Estate CDO 2006-1 LLC, as co-issuer, GKK Liquidity LLC, as advancing agent, and Wells Fargo Bank, National Association, as trustee, paying agent, calculation agent, transfer agent, custodial securities intermediary, backup advancing agent and notes registrar, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006.

10.31 Form of Underwriting Agreement among the Company, GKK Capital LP, GKK Manager LLC and Wachovia Capital Markets, LLC, as underwriter, dated May 11, 2006, incorporated by reference to the Company's Form 8-K, dated May 16, 2006, filed with the SEC on May 17, 2006.

10.32 Form of LLC Agreement, by and between GKK Madison Investment LLC, a wholly-owned subsidiary of the Company, and SLG Madison Investment LLC, a wholly-owned subsidiary of SL Green Realty Corp., incorporated by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2005.

10.33 Form of Sales Agreement, dated May 10, 2006, by and among the Company, GKK Capital LP, GKK Manager LLC and Cantor Fitzgerald & Co., incorporated by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006.

10.34 Form of Sales Agreement, dated May 10, 2006, by and among the Company, GKK Capital LP and Merrill Lynch & Co., Merrill Lynch, Pierce Fenner & Smith Incorporated, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006.

10.35 Indenture, dated as of August 8, 2007, by and among Gramercy Real Estate CDO 2007-1, Ltd., Gramercy Real Estate CDO 2007-1, LLC, GKK Liquidity LLC and Wells Fargo Bank, National Association, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007.

10.36 Collateral Management Agreement, dated as of August 8, 2007, by and between Gramercy Real Estate CDO-2007-1, Ltd. and GKK Manager LLC, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007.

10.37 Form of Amended and Restated Management Agreement by and between the Company and GKK Manager LLC, incorporated by reference to the Company's current form 8-K, dated April 19, 2006, filed with the SEC on April 20, 2006

10.38 First Amendment to the Amended and Restated Management Agreement, dated as of September 18, 2007, by and between the Company, GKK Capital LP and GKK Manager LLC, incorporated by reference to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007.

10.39 Limited Partnership Unit Purchase Agreement, dated as of November 2, 2007, by and among GKK Capital LP, Nicholas S. Schorsch and Meadowcourt Trust, incorporated by reference to the Company's Current Report on Form 8-K, dated November 2, 2007, filed with the SEC on November 8, 2007.

10.40 Subscription Agreement, dated as of November 2, 2007, by and among the Company, GKK Capital LP, SSF III Gemini, LP, and solely for the purposes of Section 1.1(b) and Section 1.4(a) thereof, Morgan Stanley Real Estate Special Situations Fund III, L.P., incorporated by reference to the Company's Current Report on Form 8-K, dated November 2, 2007, filed with the SEC on November 8, 2007.

10.41 Registration Rights Agreement, dated as of November 2, 2007, by and among the Company, SSF III Gemini, LP, and solely for purposes of Sections 4, 8, 9 and 11 thereof, SL Green Operating Partnership, L.P., incorporated by reference to the Company's Current Report on Form 8-K, dated November 2, 2007, filed with the SEC on November 8, 2007.

10.42 Stockholders Agreement, dated as of November 2, 2007, by and among the Company, SSF III Gemini, LP and SL Green Operating Partnership, L.P., incorporated by reference to the Company's Current Report on Form 8-K, dated November 2, 2007, filed with the SEC on November 8, 2007.

10.43 First Amended and Restated Credit Agreement, dated June 28, 2007, among GKK Capital LP, Keybank National Association and Keybank Capital Markets, incorporated by reference to the Company's Currents Report Form 8-K, dated June 28, 2007, filed with the SEC on July 5, 2007

10.44 Underwriting Agreement, by and among the Company, GKK Capital LP, GKK Manager LLC and Deutsche Bank Securities Inc., dated as of September 21, 2007, incorporated by reference to the Company's Current Report on Form 8-K, dated September 21, 2007, filed with the SEC on September 26, 2007.

10.45 Form of Restricted Stock Award Agreement, filed herewith.

10.46 Form of Option Award Agreement, filed herewith.

10.47 Form of Phantom Share Award Agreement, filed herewith.

21.1 Subsidiaries of the Registrant, filed herewith.

23.1 Consent of Independent Registered Public Accounting Firm, filed herewith.

24.1 Power of Attorney (included on signature page).

31.1 Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.

31.2 Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.

32.1 Certification by the Chief Executive Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.

32.2 Certification by the Chief Financial Officer pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAMERCY CAPITAL CORP.

Dated: March 17, 2008

By: /s/ Robert R. Foley
Robert R. Foley
Chief Financial Officer

KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of Gramercy Capital Corp. hereby severally constitute Marc Holliday and Robert R. Foley, and each of them singly, our true and lawful attorneys and with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Annual Report on Form 10-K filed herewith and any and all amendments to said Annual Report on Form 10-K, and generally to do all such things in our names and in our capacities as officers and directors to enable Gramercy Capital Corp. to comply with the provisions of the Securities Exchange Act of 1934, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Annual Report on Form 10-K and any and all amendments thereto.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signatures	Title	Date
/s/ Stephen L. Green Stephen L. Green	Chairman of the Board of Directors	March 17, 2008
/s/ Marc Holliday Marc Holliday	Chief Executive Officer, President and Director (Principal Executive Officer)	March 17, 2008
/s/ Robert R. Foley Robert R. Foley	Chief Financial Officer, (Principal Financial and Accounting Officer)	March 17, 2008
/s/ Hugh F. Hall Hugh Hall	Chief Operating Officer and Director	March 17, 2008
/s/ Allan J. Baum Allan J. Baum	Director	March 17, 2008
/s/ Jeffrey E. Kelter Jeffrey E. Kelter	Director	March 17, 2008
/s/ Paul J. Konigsberg Paul J. Konigsberg	Director	March 17, 2008
/s/ Charles S. Laven Charles S. Laven	Director	March 17, 2008

EXHIBIT 31.1

CERTIFICATION

I, Marc Holliday , certify that:

1. I have reviewed this annual report on Form 10-K of Gramercy Capital Corp. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d) — 15(f) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5 . The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 17, 2008

/s/ Marc Holliday

Name: Marc Holliday
Title: Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

I, Robert R. Foley, certify that:

1. I have reviewed this annual report on Form 10-K of Gramercy Capital Corp. (the "registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d) — 15(f) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 17, 2008

/s/ Robert R. Foley

Name: Robert R. Foley
Title: Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Gramercy Capital Corp. (the "Company") on Form 10-K for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Marc Holliday, Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Marc Holliday

Name: Marc Holliday
Title: Chief Executive Officer

Date: March 17, 2008

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Gramercy Capital Corp. (the "Company") on Form 10-K for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert R. Foley, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Robert R. Foley
Name: Robert R. Foley
Title: Chief Financial Officer

March 17, 2008

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DIRECTORS AND OFFICERS

EXECUTIVE OFFICERS

Marc Holliday
President and Chief Executive Officer
Director; Investment Committee

Robert R. Foley
Chief Operating Officer

John B. Roche
Chief Financial Officer

Andrew W. Mathias
Chief Investment Officer

Gregory F. Hughes
Chief Credit Officer

Andrew S. Levine
Corporate Secretary

NON-OFFICER DIRECTORS

Stephen L. Green
Chairman of the Board
Director; Investment Committee

Allan J. Baum
Director; Audit Committee;
Compensation Committee;
Private Investor

Jeffrey E. Kelter
Director; Compensation Committee;
Nominating and Corporate Governance Committee;
Investment Committee;
Chief Executive Officer, KTR Capital Partners, LLC

Paul J. Konigsberg
Director; Audit Committee;
Nominating and Corporate Governance Committee;
Senior Partner and President, Konigsberg Wolf and Co., P.C.

Charles S. Laven
Director; Audit Committee;
Compensation Committee;
Nominating and Corporate Governance Committee;
President, Forsyth Street Advisors, LLC

Independent Registered Public Accounting Firm

Ernst & Young LLP
New York, NY

Registrar & Transfer Agent

The Bank of New York

Address shareholder inquiries to:
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015
Telephone: 1-877-296-3711
201-680-6685 (Outside the U.S.)
TDD for hearing Impaired: 1-800-231-5469
Website: www.bnymellon.com/shareowner/isd

Send Certificates for transfer
and address changes to:
Attention: Receive and Deliver Department
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015

Annual Report, Form 10-K

To request a copy of the annual report on Form 10-K free of charge from the Company, contact Investor Relations

Investor Relations

420 Lexington Avenue
New York, NY 10170
212-297-1017
investor.relations@gramercycapitalcorp.com

Counsel

Clifford Chance US LLP
New York, NY

Stock Listing

NYSE Symbol: GKK

Annual Meeting

Wednesday, June 25, 2008 at 9:30 AM
at the Grand Hyatt Hotel,
Park Avenue at Grand Central (42nd Street).

Shareholders

As of April 4, 2008, the Company had approximately 27,708 shareholders.

Executive Offices

420 Lexington Avenue
New York, NY 10170
Tel: 212-297-1000
Fax: 212-297-1090

Stock Market Information

Our common stock began trading on the New York Stock Exchange, or the NYSE, on July 28, 2004 under the symbol "GKK." On April 4, 2008 the reported closing sale price per share of common stock on the NYSE was $19.98 and there were approximately 176 holders of record of our common stock. The table below sets forth the quarterly high and low closing sales prices of our common stock on the NYSE and the distributions paid by us with respect to the periods indicated.

	2007		
Quarter Ended	High	Low	Regular Dividends
March 30	$ 38.30	$ 28.61	$ 0.56
June 29	$ 34.86	$ 27.10	$ 0.63
September 28	$ 30.00	$ 20.03	$ 0.63
December 31	$ 28.51	$ 20.03	$ 0.63

We submitted a Section 12(a) CEO Certification to the NYSE in 2007. In addition, we have filed with the SEC the CEO/CFO certification required under Section 302 of the Sarbanes-Oxley Act as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2007.

Design: Loren Associates, New York   Photography: Jeff Glancz

GRAMERCY CAPITAL CORP.

420 Lexington Avenue
New York, NY 10170
Tel: 212-297-1000
www.gramercycapitalcorp.com
www.gkk.com
(NYSE: GKK)